IMPORTANT INFORMATION FOR SHAREHOLDERS. Your participation is important. Please take a minute to vote.

KEY PERFORMANCE MEASURES

Basic Earnings
per Common Share
(C$)
•	Basic earnings per common share increased by 13 per cent over 2004 to a record of $4.11 per share.

•	Continued strong track record of growth with a five year annual compound growth rate of 13 per cent.
Shareholders’
Net Income
(C$ millions)
•	Record shareholders’ net income of $3,294 million, a 29 per cent increase over last year.

•	Twelfth consecutive year of record earnings.
Return on Common
Shareholders’ Equity
(per cent)
•	Return on common shareholders’ equity of 14.1 per cent compared to 13.7 per cent for 2004.

•	In 2004, the John Hancock transaction significantly increased the capital base and resulted in a lower ROE. Results have improved consistently since that time with a fourth quarter ROE of 15.5 per cent in 2005.

Premiums and
Deposits
(C$ billions)
•	Premiums and deposits were $61 billion, up 22 per cent over 2004 and almost double 2003 due to merger with John Hancock.

•	Segregated fund deposits up 27 per cent over 2004 due to record sales of variable annuities.
Funds Under
Management
(C$ billions)
•	Funds under management of $372.3 billion, an increase of $24.9 billion over 2004. Strong growth in segregated funds partially offset by negative impact of currency and institutional redemptions in G&SFP.

•	In 2004, funds under management more than doubled from 2003 due to merger with John Hancock.
Capital
(C$ millions)

•	Total capital of $28.4 billion, up one per cent from 2004 as benefit of earnings and issue of preferred shares was largely offset by shareholder dividends, share buybacks and negative impact of currency movements.

•	Significant increase in 2004 from 2003 was primarily as a result of the John Hancock merger.

NOTICE OF
ANNUAL MEETING
AND
PROXY CIRCULAR

Manulife Financial Corporation
Annual Meeting
May 4, 2006

Our Values

Our P.R.I.D.E. values guide everything we do – from strategic planning to day-to-day decision-making, to the manner in which we treat our customers and other stakeholders.
Professionalism
We will be recognized as having professional standards. Our employees and agents will possess superior knowledge and skill, for the benefit of our customers.
Real Value to Our Customers
We are here to satisfy our customers. By providing the highest quality products, services, advice and sustainable value, we will ensure our customers receive excellent solutions to meet their individual needs.
Integrity
All of our dealings are characterized by the highest levels of honesty and fairness. We develop trust by maintaining the highest ethical practices.
Demonstrated Financial Strength
Our customers depend on us to be here in the future to meet our financial promises. We earn this faith by maintaining uncompromised claims paying ability, a healthy earnings stream, and superior investment performance results, consistent with a prudent investment management philosophy.
Employer of Choice
Our employees will determine our future success. In order to attract and retain the best and brightest employees, we will invest in the development of our human resources and reward superior performance.

Ratings
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth.
As at December 31, 2005, Manulife Financial had capital of C$28.4 billion, including C$23.3 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

Rating agency	Rating

A.M. Best	A++	(1st of 16 categories)
Dominion Bond Rating Service	IC-1	(1st of 5 categories)
FitchRatings	AA+	(2nd of 24 categories)
Moody’s	Aa2	(3rd of 21 categories)
Standard & Poor’s	AA+	(2nd of 21 categories)

Cautionary Statement concerning Forward-Looking Statements
This document includes forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, the Company’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and generally can be identified by the use of words such as “may”, “will”, “could”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast” and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results of the Company. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve inherent risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to: business competition; maintenance of financial ratings; general economic conditions and market factors including stock market and real estate market performance and fluctuations in interest rates and currency values; the variation between actual claims experience under insurance policies and initial claims estimates; changes in government regulations or in tax laws; unfavourable resolution of litigation involving the Company; the Company’s ability to complete strategic acquisitions and to integrate acquisitions; reliance on third parties that may be unable to fulfill obligations or perform services; political conditions and developments; the timely development and introduction of new products and services; unexpected changes in consumer spending and saving habits; natural disasters such as hurricanes or tsunamis; public health emergencies, such as an influenza pandemic; international conflicts and other developments including those relating to terrorist activities; and the Company’s success in anticipating and managing the risks associated with those events. Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found under “Risk Management” and “Critical Accounting and Actuarial Policies” in Management’s Discussion and Analysis for the year ended December 31, 2005 and elsewhere in the Company’s filings with Canadian and U.S. securities regulators. The Company does not undertake to update any forward-looking statements.

Section 1	Notice of Annual Meeting and Proxy Circular

2	Invitation to Shareholders
3	Message to Shareholders
7	Notice of Annual Meeting of Shareholders of Manulife Financial Corporation
8	Business of the Annual Meeting
9	How to Vote
10	Q&A on Voting at the Annual Meeting
12	Board of Directors
18	Board of Directors’ Compensation
20	Report of the Corporate Governance and Nominating Committee
22	Report of the Audit and Risk Management Committee
24	Report of the Conduct Review and Ethics Committee
25	Report of the Management Resources and Compensation Committee
26	Report on Executive Compensation
33	Performance Graph
33	Supplemental Shareholder Return
34	Statement of Executive Compensation
36	Pension Plans
40	Supplemental Information – Total Compensation and Performance of Named Executive Officers
46	Securities Authorized for Issuance Under Equity Compensation Plans
47	Directors’ and Executive Officers’ Indebtedness
47	Directors’ and Officers’ Insurance
47	Directors’ Approval
47	Additional Information
48	Schedule “A” – Statement of Corporate Governance Practices

Section 2	2005 Annual Report

56	Management’s Discussion and Analysis
93	Management’s and Auditor’s Reports
95	Consolidated Financial Statements
100	Notes to the Consolidated Financial Statements
146	Source of Earnings
148	Embedded Value
150	Principal Subsidiaries
152	Officer Listing
153	Office Listing
154	Shareholder Information

NOTE:	Information contained in, or otherwise accessible through, websites mentioned in the Notice of Annual Meeting and Proxy Circular and the 2005 Annual Report does not form a part of this document. All references in this document to websites are inactive textual references only.
Table of Contents       1

Invitation to Shareholders
Dear Shareholder:
On behalf of the Board of Directors, management and employees, we invite our common shareholders to attend the Annual Meeting (the “Meeting”) of Manulife Financial Corporation (the “Company”) on May 4, 2006 at 11:00 a.m. Eastern Standard Time. This Meeting will be combined with the Annual Meeting of policyholders and the shareholder of The Manufacturers Life Insurance Company (“Manufacturers Life”).
We have combined the Proxy Circular and the Annual Report into a single document in order to communicate with you in a convenient, cost-effective and meaningful format.
The President’s Message to shareholders, reporting on highlights of the past year and our vision for the Company, as well as the Key Performance Measures, appear at the beginning of the document. We hope you will find the attached materials informative and easy to follow.
The business to be considered at the Meeting is described in the Notice of Annual Meeting. If you are unable to attend the Meeting in person, we encourage you to vote by following the instructions included on the enclosed proxy form or voting instruction form. We continue to work diligently to set and meet the highest corporate governance standards for which we were recognized in 2005. We hope you will take the time to review this Proxy Circular in which we report on governance initiatives undertaken this year. We introduced a policy for the majority election of Directors, updated the Company’s Code of Business Conduct and Ethics, and approved a Dividend Reinvestment and Share Purchase Plan in Canada and a Direct Stock Purchase Plan in the United States.
You can find more information about the Company’s corporate governance program on the Company’s website, including the Report of Voting Results on votes cast for each Director nominated at the 2005 Annual Meeting. We encourage you to visit the Corporate Governance page at www.manulife.com.
We hope you will be able to attend the Meeting in person. It will be an opportunity for us to speak with you about your Company and for you to meet the Directors and Executives.
We look forward to seeing you at the Meeting.
If you are unable to attend the Meeting in person, you may listen to a live webcast of the Meeting, through our website at www.manulife.com starting at 11:00 a.m. Eastern Standard Time.

Arthur R. Sawchuk Chairman of the Board of Directors	Dominic D’Alessandro President and Chief Executive Officer
March 15, 2006
2      Invitation to Shareholders

Message to Shareholders
Dominic D’Alessandro
2005 was an exceptional year for Manulife. Almost all of our businesses achieved record sales and earnings and in many segments we made strong gains in market share. I am particularly pleased that we were able to achieve these results despite the significant effort required to complete the integration of John Hancock Financial Services. I am very proud of our 2005 financial results and of the leading position that our company enjoys in the financial services industry.
Perhaps the most significant milestone this year was the completion of the John Hancock integration. This was a complicated task that required tremendous effort and coordination from our employees worldwide. I am happy to report that it was accomplished with an expediency and efficiency of which we can all be very proud. The results are clear – the integration was completed ahead of schedule, expense synergy targets were surpassed and expectations for return on shareholders’ equity were exceeded. We combined the “best of the best” in all areas – product, distribution, customer service, people, technology and brand  – and are operating as one combined company.
Throughout the integration we remained focused on our core strengths of product innovation, distribution and customer service. We invested in our newly acquired distribution channels, expanded into new territories and business lines in China and added new bancassurance relationships in Japan and in other parts of Asia. Manulife continued to receive numerous service awards from independent third parties in the U.S., Canada and in Asia. In all parts of Manulife, employees worked hard to ensure that we achieved solid organic growth despite the demands of the integration. As you review this annual report, you will see evidence of our combined strengths in the diversity of our operations and strong top and bottom line growth.
In last year’s message to the shareholders, I wrote that our core values which form the basis for all of our decisions are essential to the achievement of a pre-eminent position in our business. In 2005 we were faced with certain challenges that tested these assertions to some degree. However, in all cases our responses reflected the core values of professionalism, integrity and financial strength that permeate our Company. Following the devastation of the tsunami in Asia and Hurricane Katrina in the United States, employees from around the world came together to support the customers, agents and employees affected by these events. In response to the unexpected failure of a hedge fund, we moved swiftly to offer all our affected customers who had been referred to the fund a 100 per cent guarantee because we believed it was the right thing to do. In return, our customers demonstrated their trust in Manulife by reinvesting the majority of that money with our Company. We stood behind our customers and we thank our customers for standing behind Manulife. While we hope that 2006 will be less eventful, we know that adherence to our core values will lead us to the right decisions... in times of challenge and in times of opportunity.
Today, our Company is financially stronger than ever before with a very substantial capital position complemented by significant scale and a diverse and growing earnings stream. Reflecting this, two of the primary rating agencies revised Manulife’s outlook to positive and indicated that they would consider the upgrade of our already very strong financial strength ratings. We welcome these endorsements and the confidence that they provide to our customers and investors. It is further evidence that our global franchises are recognized as best in class. And we are pleased that we enjoy access to the capital markets on the most advantageous of terms.
As you go through the reports from each of our divisions I am confident that you will notice how well positioned we are to take advantage of the many opportunities available in the geographically diverse markets where we conduct business. Our business structure requires that divisional leaders take full accountability for their financial performance in each market. This accountability encourages each business to focus on the products and services that bring real value to customers and is an important factor explaining the success that we have enjoyed over the years.
In Canada we expect to enjoy steady progress as our insurance and wealth management units are poised for growth. In the U.S. and Japan, the two largest economies in the world, we are also very well positioned for continued growth with diversified distribution capabilities and attractive product offerings. In China, one of the world’s fastest growing economies, our joint venture has more licenses in more cities than that of any other foreign life insurance company. And while rapid economic growth is new to some parts of Asia, Manulife is not. Our Company is firmly rooted in more than 100 years of experience across Asia.
Year in Review
In 2005, Manulife continued its track record of delivering strong and consistent earnings growth with shareholders’ earnings of $3,294 million, a 29 per cent increase over 2004. It is gratifying that this performance was achieved notwithstanding a stronger Canadian dollar which reduced earnings for the year by approximately $200 million. Record new sales, favourable investment performance, in-force business growth and the emergence of expense synergies all contributed to this exceptional result. In addition, earnings benefited from a full year of earnings contribution from John Hancock, compared to eight months last year. Earnings per share also increased sharply, up 13 per cent over last year.
Message to Shareholders       3

The results are clear – the integration was completed ahead of schedule, expense synergy targets were surpassed and expectations for return on shareholders’ equity were exceeded. We combined the “best of the best” in all areas – product, distribution, customer service, people, technology and brand – and are operating as one combined company.
Return on shareholders’ equity was 14.1 per cent in 2005, a solid improvement over last year. Since we closed the John Hancock transaction in April 2004, we have moved quickly to improve the Company’s return on equity. In the third quarter of 2004, the first full quarter of combined operations, our return on shareholders’ equity declined to 12.0 per cent due to the significantly expanded capital base. In the fourth quarter of 2005, we reported return on shareholders’ equity of 15.5 per cent, an impressive improvement of 350 basis points in just five quarters. We will continue to work towards our stated objective of a 16 per cent return on equity by delivering continued earnings growth and by returning capital to shareholders in the form of dividends and share buybacks. Since the beginning of the year, the quarterly dividend was increased twice and now stands at 35 cents per common share. In addition, 21.1 million common shares were repurchased at an aggregate cost of $1.24 billion.
United States
The John Hancock transaction fundamentally changed our operations in the United States. While the integration effort did result in considerable cost savings across the U.S. operations, the more significant story here is about the revenue growth that has been achieved. We have enhanced and broadened our product offerings and are selling through new distribution channels and under the John Hancock brand. The result was record sales and earnings in all key businesses in the United States.
U.S. Protection performed superbly in 2005 with earnings up an impressive 31 per cent over last year to $614 million. Contributing to the solid result was strong in-force business growth, favourable investment experience, improved margins in Long Term Care and merger-related synergies in Individual Insurance. Earnings also benefited from record sales in Individual Insurance, which increased by 37 per cent over 2004, on a U.S. dollar basis.
The launch of the post-merger product suite, new sales initiatives and an expanded distribution platform were key contributors to this solid result. This strong platform also resulted in improved sales rankings with Manulife moving to the number three market share position overall, up from fifth last year. In Long Term Care, we have maintained leading positions in both group and individual with top three market share rankings.
U.S. Wealth Management earnings of $585 million were also very satisfactory with year over year growth evident in each of our operating segments. Exceptional net sales and strong in-force growth in variable annuities and Retirement Plan Services contributed favourably to the strong earnings growth. From a sales perspective, perhaps the most impressive gains were realized in variable annuities where the launch of an innovative product offering aimed at the baby boomers led to a 36 per cent increase in sales on a U.S. dollar basis and improved our market position to #2 in the non-proprietary channel and #7 overall. Contributing to this exceptional sales growth was the performance of the John Hancock Financial Network, a new and now leading, distributor of our variable annuity products. The strong sales through JHFN is a good example of the revenue synergies achieved as a result of the merger. In our Mutual Fund segment, we announced several important initiatives that will expand our fund offering and add a number of four and five star rated funds. With an increased selection of highly rated funds, we expect this business to grow noticeably in the periods ahead.
Our Guaranteed and Structured Financial Products segment performed well in 2005 with earnings of $283 million. This segment’s funds under management decreased marginally as we continued to restrict institutional sales and refocus on the retail segment which we believe offers superior returns.
Canada
The Canadian Division had another exceptional year in 2005, with a 32 per cent year-over-year increase in shareholders’ earnings to $809 million. Strong in-force business growth, good claims experience, higher equity markets, expense synergies and four additional months of earnings from Maritime Life all contributed to the record results. Despite the significant scope of the integration in Canada, the Division delivered strong sales and continued to introduce new products and services during the year. To an already strong position in Canada, Maritime Life added significant scale, enhanced our market share and further diversified our product offerings. In addition, the merger expanded our access to the managing general agent channel and it is now one of our key distribution channels for all of our individual products. Within the Individual Wealth Management business, we launched a new strategic asset allocation program designed to simplify the investment process and have delivered strong net sales within the mutual fund segment. Also noteworthy is the performance of Manulife Bank which has enjoyed a sharp increase in assets and is now emerging as a noticeable contributor to the Division’s earnings. The Group Savings and
4      Message to Shareholders

Our efforts will also remain focused on further developing those capabilities that have served us so well in the past and which have made us the successful company that we are today. Continued product innovation, expansion of distribution capabilities and a relentless drive to improve productivity will be features of all of our businesses everywhere in the world.
Retirement Solutions business performed extremely well with record full year sales and progress in penetrating the larger case market. Overall, the Canadian Division is a strong leader in our home market, with a first or second place market share ranking in virtually all of our key business lines.
Asia & Japan
Our Asia and Japan Division is well diversified by product offering, geography and increasingly, by distribution channel. We have operations across ten countries and territories and in many markets we enjoy a market leading position. In 2005, each of our operating units delivered strong earnings performance, and taken together, the Asia and Japan Division had record shareholders’ earnings of $732 million, up a very impressive 50 per cent over 2004.
In Hong Kong, increased business volumes, product innovation and improved investment income contributed to the earnings growth of 18 per cent on a U.S. dollar basis. Distribution was also expanded during the year with a new bancassurance agreement and growth in the number of agents during the latter half of the year.
Other Asia Territories’ earnings were up 73 per cent year over year on a U.S. dollar basis as the business continued to realize economies of scale and the benefit of improved claims experience. In China, the business continues to expand at a rapid, but measured pace. By year-end, we were authorized to operate in 12 cities, the most of any foreign life insurance company, and our product offerings had expanded to include Group Life and Health and Pension services. The rapid growth of the Chinese economy continues and, as our operations are located in cities whose growth outpaces the national economy, we expect the long-term benefits to Manulife to be substantial.
We are especially pleased with the performance of Manulife Japan, where earnings more than doubled over last year. While 2005 results included the benefit of two one-time items, earnings also increased due to strong sales and in-force business growth in both variable annuities and universal life. Our variable annuity sales surpassed the U.S.$3 billion mark and, on a local currency basis, increased by 72 per cent over 2004. Sales growth was evident in the agency sales force as well as the brokerage and bank channels. Particularly successful was our strategic partnership with Mitsubishi UFJ Financial Group, which is now the largest bank in the world.
Reinsurance
2005 was an unusually challenging year for our Reinsurance Division as unprecedented levels of hurricane related claims resulted in a net loss of $108 million compared to net income of $230 million in 2004. To better position us, new property catastrophe business for 2006 was written on much better terms including higher average premium rates and higher attachment points. Within the life retrocession segment, 2005 sales were very strong with new business volumes up 42 per cent over last year. Barring a recurrence of catastrophe losses, we expect the Reinsurance Division to return to a historical level of profitability in 2006.
Investments
Our Investments Division had an excellent year in 2005, delivering returns on all major asset classes that were well in excess of their benchmarks – in bonds, mortgages, equities, real estate, oil and gas, timber, agriculture and private equity. Our asset mix was also favourably positioned, with particularly strong overweights in Japanese and European equities and an underweight in U.S. equities that proved to be highly propitious. Credit developments favoured us, resulting in far less than planned credit provisions, and enabling our managers to selectively improve the overall quality of our fixed income portfolio. As well, a number of highly successful transactions were consummated in timber and private equity, adding to both investment income and management fees. Finally, assets managed by the Investments Division for third parties grew by more than $10 billion, a record for our company. As of year end, total assets managed for third parties by MFC entities was $91 billion.
Looking Forward
As the work to integrate John Hancock is now behind us, we can turn our full attention to seizing the many opportunities for growth that are available to the merged organization. I have always believed that our global diversity provides us with one of the best growth platforms in the industry. In the more mature markets of Canada, the United States, Hong Kong and Japan, we are well positioned to take advantage of the favourable demographics and the increasing demand for wealth management products. In the high growth markets of China and Vietnam, where market penetration of insurance and other protection products is low, we have established a highly
Message to Shareholders       5

regarded reputation, solid product offerings and strong distribution.
Our efforts will also remain focused on further developing those capabilities that have served us so well in the past and which have made us the successful company that we are today. Continued product innovation, expansion of distribution capabilities and a relentless drive to improve productivity will be features of all of our businesses everywhere in the world. Concurrently, we will continue to improve upon our already well recognized risk and investment management capabilities. Manulife has the aspiration of being the most professional life insurance company in the world. The attainment of this goal requires that all of our employees perform at the highest level possible. We will strive to maintain an environment that demands and rewards excellence in everything that we do.
We expect that there will be further consolidation in our industry and we will continue to assess opportunities as they arise, but will do so with the same rigor and financial discipline we have demonstrated in the past. We can be selective with acquisitions because we know that our growth expectations can be achieved through organic growth.
I want to take this opportunity to thank Mr. Kevin Benson and Mr. Michael Wilson for their many contributions as directors of our company. Mr. Benson decided that the current demands of his principal position as the Chief Executive Officer of a U.S. public company made it impossible to continue as a Board member. Mr. Wilson was appointed the Canadian Ambassador to the United States in February 2006 and consequently is unable to stand for re-election. Both Kevin and Michael have been marvelous directors and I know that I speak on behalf of everyone in saying that we will miss their wise counsel and consistent encouragement.
I would like to conclude by thanking our employees for their tremendous effort and professional approach to running our businesses. In a year of considerable change and challenge, the dedication of our people was key to our success. Our exceptional results are a testament to their efforts. Also, to our customers, distribution partners, agents and shareholders, thank you for your continued trust in our company.
Dominic D’Alessandro
President and Chief Executive Officer
6      Message to Shareholders

Notice of Annual Meeting of Shareholders of
Manulife Financial Corporation
The Annual Meeting of shareholders of Manulife Financial Corporation (the “Company”) will commence at 11:00 a.m. on Thursday, May 4, 2006 (Eastern Standard Time) at the Company’s Head Office, 200 Bloor Street East, International Room, Toronto, Ontario, Canada.
The Annual Meeting will have the following purposes:

1.	To receive the consolidated financial statements of the Company for the year ended December 31, 2005, together with reports of the auditor and the actuary on those statements;

2.	To elect Directors of the Company;

3.	To appoint auditors of the Company for 2006; and

4.	To transact such other business as may properly be brought before the Annual Meeting or any continuation of the Annual Meeting after an adjournment.
The number of votes that may be cast at the Annual Meeting by shareholders, as of the record date, March 15, 2006, is 790,890,916.
The accompanying Proxy Circular of the Company provides additional information relating to the matters to be dealt with at the Annual Meeting and forms part of this Notice.
Shareholders who cannot attend the Annual Meeting in person may vote by proxy. Instructions on how to complete and return the proxy or voting instruction form are provided with the form and are described in the Proxy Circular. To be valid, proxies must be received by the Company’s transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”) at 200 Queen’s Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, no later than 5:00 p.m. (Eastern Standard Time) on May 2, 2006, or if the Annual Meeting is adjourned, no later than 5:00 p.m. (Eastern Standard Time) on the second business day preceding the day to which the Annual Meeting is adjourned.
By order of the Board of Directors.

Signed, Angela K. Shaffer Corporate Secretary
March 15, 2006
Notice of Annual Meeting of Shareholders       7

Business of the Annual Meeting
1. Receipt of the Consolidated Financial Statements
The consolidated financial statements of Manulife Financial Corporation (the “Company”) for the year ended December 31, 2005, together with the reports of the auditor and the actuary on those statements, are found on pages 93 to 145.
2. Election of the Board of Directors
The 14 nominees for election to the Company’s Board of Directors and their biographies are listed in the section “Board of Directors”. All of the nominees are currently Directors of the Company. Kevin E. Benson resigned as a Director effective September 30, 2005 as a result of increased time commitment in his role as President and CEO at Laidlaw International, Inc. Michael H. Wilson resigned as a Director effective February 28, 2006 as a result of being appointed the Canadian Ambassador to the U.S. Mr. Benson and Mr. Wilson are not standing for re-election.
Each successful nominee will be elected to the Board of Directors for a term of one year, which expires at the Company’s Annual Meeting in 2007.
Directors’ attendance at Board and committee meetings held in 2005 is set forth in the background information for each Director nominee under the “Board of Directors” section.
3. Appointment of Auditors
The Board of Directors propose that the firm of Ernst & Young LLP be appointed as auditor for the 2006 fiscal year. Ernst & Young LLP has served as the Company’s auditor for more than five years. For 2005, fees charged by Ernst & Young LLP to the Company and its subsidiaries were $20.1 million, compared with $26.3 million in 2004.

	Year ended	Year ended
	December 31, 2005	December 31, 2004
	(in millions)	(in millions)

Audit fees	$18.8	$23.9
Audit-related fees	0.6	1.1
Tax fees	0.6	0.9
All other fees	0.1	0.4

	$20.1	$26.3

Note: All figures reported in this Proxy Circular and the Annual Report are in Canadian currency, unless otherwise indicated.
Audit Fees
Fees for audit services totalled approximately $18.8 million in 2005 and approximately $23.9 million in 2004, including fees associated with the annual audit, the reviews of the Company’s quarterly reports, statutory audits and regulatory filings.
Audit-Related Fees
Fees for audit-related services totalled approximately $0.6 million in 2005 and approximately $1.1 million in 2004. Audit-related services include consultations concerning financial accounting and reporting standards, due diligence in connection with mergers and acquisitions and audits in connection with proposed or consummated acquisitions.
Tax Fees
Fees for tax services totalled approximately $0.6 million in 2005 and approximately $0.9 million in 2004. Fees for tax services include tax compliance, tax planning and tax advice services.
All Other Fees
Fees for all other services not included above totalled approximately $0.1 million in 2005 and $0.4 million in 2004.
The Company has complied with applicable rules regulating the provision of non-audit services to the Company by its external auditor. All audit and non-audit services provided to the Company by Ernst & Young LLP have been pre-approved by the Audit and Risk Management Committee (the “Audit Committee”). The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.
          8      MFC Proxy Circular

How to Vote

Q.	How can I vote?

A.	How you exercise your vote depends on whether you are a registered or non-registered shareholder.

You are a registered shareholder if your common shares (“Common Shares”) of Manulife Financial Corporation (the “Company”) are registered in your name and:

1.	You have a share certificate; or

2.	You hold your shares through direct registration in the United States.

You are a non-registered shareholder if:

1.	You received (and continue to hold) a Share Ownership Statement issued when The Manufacturers Life Insurance Company (“Manufacturers Life”) demutualized and have not requested a share certificate; or

2.	Your shares are registered in the name of an intermediary (for example, a bank, a trustee or a securities broker) or in the name of a depository of which the intermediary is a participant.

Please refer to the appropriate section for instructions on how to exercise your right to vote.
VOTING BY REGISTERED SHAREHOLDERS:
As a registered shareholder, you may vote in one of several ways:
1. Attend the Annual Meeting
You are entitled to attend the Meeting and cast your vote in person. To vote shares registered in the name of a corporation, the corporation must have submitted a properly executed proxy to CIBC Mellon authorizing you to do so.
or
2. By Proxy
If you do not plan to attend the Meeting in person, you may cast your vote by proxy in one of two ways:

(a)	You may authorize the management representatives of the Company named in the proxy form to vote your shares. You may convey your voting instructions:

•	By Internet (Worldwide) – Go to the website indicated on the proxy form and follow the instructions;
•	By Telephone (North America) – Call the toll free number on the enclosed proxy form and follow the voice instructions;
•	By Mail (Worldwide) – Complete the enclosed proxy form in full, sign and return it in the envelope provided; or

(b)	You have the right to appoint some other person to attend the Meeting and vote your shares on your behalf. You may do this either:

•	By Internet (Worldwide) – Go to the website indicated on the proxy form and follow the instructions;
•	By Mail (Worldwide) – Print your appointee’s name in the blank space on the enclosed proxy form and indicate how you would like your shares voted. Sign and return the completed proxy form in the envelope provided.

Your votes can only be counted if your appointee attends the Meeting and votes on your behalf.
VOTING BY NON-REGISTERED SHAREHOLDERS:
If you are a non-registered shareholder who has requested Meeting materials, you will receive a package from an intermediary who holds your shares that will contain either:

•	A proxy registered as to the number of shares beneficially owned by you, but which is otherwise incomplete (the proxy form may be signed by the intermediary, but will be unsigned if you hold a Share Ownership Statement); or
•	A voting instruction form.
Carefully follow the instructions that accompany the proxy form or voting instruction form.
If you are a non-registered shareholder in Hong Kong or the Philippines and your shares are held by a broker, you may not receive a proxy form or a voting instruction form. You should contact your broker if you wish to vote.
As a non-registered shareholder, you may vote in one of two ways:
1. Attend the Annual Meeting

(a)	If you hold a Share Ownership Statement, simply attend the Meeting and vote;

(b)	If you have received a proxy form from your intermediary, insert your name in the blank space provided on the form. Sign the proxy form if it has not been signed by the intermediary. Return the completed proxy form in the enclosed envelope. When you arrive at the Meeting, you should advise the staff that you are a proxy appointee; or

(c)	If you have received a voting instruction form, follow the instructions on it.
or
2. By Proxy

(a)	If you hold a Share Ownership Statement and do not plan to attend the Meeting in person, you may vote by authorizing the management representatives of the Company named in the proxy form, or a person of your choice, to vote your shares. If you choose this option, refer to paragraph 2(a) or paragraph 2(b) under the heading “By Proxy” under “Voting by Registered Shareholders”;

(b)	If you received a proxy form from your intermediary and do not plan to attend the Meeting in person, you may vote by authorizing the management representatives of the Company named in the proxy form, or a person of your choice, to vote your shares. If you appoint someone other than the management representatives to vote your shares, your votes can only be counted if your appointee attends the Meeting and votes on your behalf. If you choose this option, complete, sign (if unsigned by the intermediary) and return the proxy form as instructed on the proxy form; or

(c)	If you have received a voting instruction form, follow the instructions on it.
To ensure that your vote is recorded, your proxy must be received by CIBC Mellon at its Toronto office no later than 5:00 p.m. (Eastern Standard Time) on May 2, 2006, or if the Meeting is adjourned, no later than 5:00 p.m. (Eastern Standard Time) on the second business day before the day to which the Meeting is adjourned.
MFC Proxy Circular       9

Q&A on Voting at the Annual Meeting

Q.	Am I entitled to vote?

A.	You are entitled to vote if you were a holder of Common Shares as of the close of business on March 15, 2006. Each Common Share is entitled to one vote, unless your Common Shares are beneficially owned by:

•	the Government of Canada or a provincial government or any of their agencies;
•	the government of a foreign country or any political subdivision or any of their agencies; or
•	any person who has acquired more than 10% of any class of shares of the Company without the approval of the Minister of Finance.

In addition, no person and no entity controlled by any person may cast votes in respect of any Common Shares beneficially owned by the person or the entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.

Q.	What if I acquire Common Shares after March 15, 2006?

A.	In order to vote Common Shares acquired after March 15, 2006, you must produce properly endorsed share certificates or otherwise establish that you own the shares. You must also request that your name be included on the list of shareholders entitled to vote no later than April 24, 2006 by contacting CIBC Mellon at the address in the Notice of Annual Meeting.

Q.	What am I voting on?

A.	You will be entitled to vote on resolutions relating to the election of Directors and the appointment of auditors.

Q.	Who votes my shares and how will they be voted if I return a proxy form or voting instruction form?

A.	By properly completing and returning a proxy form or voting instruction form, you are authorizing the person named in the form to attend the Meeting and to vote your shares.

In connection with any ballot that may be called for, the shares represented by your proxy form or voting instruction form must be voted or withheld from voting as you instruct in the form and, if you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. If you have not specified how to vote on a particular matter, if any amendments are proposed to any matter, or if other matters are properly brought before the Meeting, then your proxyholder can vote your shares as your proxyholder sees fit on that matter. If you properly complete and return your proxy form or voting instruction form appointing management as your proxy, but do not specify how you wish the votes cast, your shares will be voted FOR the appointment of auditors, FOR the election of Directors nominated by management and, at the discretion of management, on any other matter which may be properly raised at the Meeting.

Q.	Can I revoke a proxy or voting instruction?

A.	If you wish to revoke your vote on or before May 2, 2006, you may do so by re-voting. Thereafter, you may revoke your vote by delivering a written statement, signed by you or your authorized attorney to:

(a)	The Corporate Secretary of the Company at 200 Bloor Street East, NT-10, Toronto, Ontario, Canada, M4W 1E5 at any time up to and including May 3, 2006, or the business day preceding the day to which the Meeting is adjourned; or

(b)	The Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or the day to which the Meeting is adjourned.

Q.	Who is soliciting my proxy?

A.	Your proxy is being solicited on behalf of the management of the Company. The solicitation will be primarily by mail, but may also be made by telephone and in writing. The Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of such services, estimated at $75,000, would be paid by the Company.

Q.	How many Common Shares are outstanding?

A.	As of the record date, March 15, 2006, there were 790,890,916 Common Shares outstanding.

No person or company is known to beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than five percent of the voting rights attached to any class of the shares of the Company.

Q.	Is my vote confidential?
A.	Your vote is confidential. Proxies are received, counted and tabulated independently by the Company’s transfer agent, CIBC Mellon in Canada, by the Company’s co-transfer agent in the United States, Mellon Investor Services LLC, and in Hong Kong and the Philippines by CIBC Mellon’s authorized agents. The Company’s transfer agents do not disclose individual shareholder votes to the Company and proxies are not referred to the Company unless a shareholder has made comments clearly intended for management. However, the Company’s transfer agents may, upon request, provide the Company with a status report on the total number of proxies received and the votes in respect of each item of business to be considered at the Meeting.

Q.	What is the date and procedure to submit a shareholder proposal for the Company’s next Annual Meeting to be held in 2007?

A.	The final date for submitting shareholder proposals to the Company is February 5, 2007.

The Company’s governing legislation, the Insurance Companies Act (Canada) (the “Act”), addresses the rights of shareholders to submit a proposal and the obligations of the Company in respect of proposals submitted.

The right of a shareholder to submit a proposal is subject to certain conditions set forth in the Act. The Company must attach any shareholder proposal complying with the requirements of the Act to the Notice of Meeting, together with a statement in support of the proposal from the shareholder, if requested. Under the Act, a shareholder proposal must be received at least 90 days before the anniversary date of the Company’s previous annual meeting.

The Corporate Governance and Nominating Committee reviews shareholder proposals to determine whether they satisfy the conditions in the Act, before making a recommendation to the Board.
          10      MFC Proxy Circular

Send all proposals in writing to:

Corporate Secretary
Manulife Financial Corporation
200 Bloor Street East, NT-10
Toronto, ON M4W 1E5
Fax: 416-926-3041

Q.	What if I have a question?

A.	If you have any questions regarding the Annual Meeting, please contact CIBC Mellon or the authorized agent nearest you:

Canada:	CIBC Mellon: 1-800-783-9495

United States:	Mellon Investor Services LLC: 1-800-249-7702

Hong Kong:	Computershare Hong Kong Investor Services Limited: Registered Shareholders: 011-852-2862-8628 Share Ownership Statement Holders: 011-852-2500-3201

Philippines:	The Hongkong and Shanghai Banking Corporation Limited (Philippines): 011-632-683-2685
MFC Proxy Circular       11

Board of Directors
The following charts provide information on the nominees proposed for election to the Board of Directors of the Company. Included in these charts is information relating to the Directors’ committee memberships, meeting attendance, public board memberships and equity ownership. All successful nominees for the Board of Directors are elected for a term of one year, expiring at the next Annual Meeting.

Arthur R. Sawchuk
Age: 70
Toronto, ON Canada
Director Since[1]: 1993
Independent[2]

Arthur Sawchuk is Chairman of the Board. Mr. Sawchuk retired from DuPont Canada Inc. as Executive Chairman after almost six years as Chairman, President and Chief Executive Officer and 40 years at DuPont Canada in various managerial positions. Mr. Sawchuk holds a B.Sc. in Mechanical Engineering from the University of Manitoba and is currently a member of the Association of Professional Engineers of Ontario. He also serves as a director of the Canadian Institute for Advanced Research.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	8 of 8	100%	Bowater Inc.	1998 – Present
Audit and Risk Management	5 of 5	100%	Manitoba Telecom Services Inc.	1997 – Present
Conduct Review and Ethics	3 of 3	100%
Corporate Governance and Nominating (Chair)	5 of 5	100%
Management Resources and Compensation (Vice Chair)	6 of 6	100%

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	21,625	15,907	37,532	$ 2,793,882

					$ 300,000

2005	22,000	12,796	34,796	$ 2,007,729

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

July 2, 2002	July 2, 2012	5,000	$ 43.75	5,000	$ 153,450

Dominic D’Alessandro
Age: 59
Toronto, ON Canada
Director Since[1]: 1994
Not Independent
(Management)

Since Dominic D’Alessandro’s appointment as President and Chief Executive Officer in 1994, Manulife Financial has undergone a dramatic expansion of its operations and has emerged as one of the world’s leading life insurers. Mr. D’Alessandro holds a B.Sc. (Physics and Mathematics) from Loyola College. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants. Mr. D’Alessandro is also very active in community affairs. In recognition of his achievements, Mr. D’Alessandro was voted Canada’s Most Respected CEO in 2004 by his peers and was named Canada’s Outstanding CEO for 2002. He was made an Officer of the Order of Canada in 2003.

Board/Committee Membership:	Attendance[3]:			Public Board Membership During Last Five Years:

Board of Directors	7 of 7	[10]	100%	Hudson’s Bay Company	1996 – 2003
Audit and Risk Management	5 of 5		100%	Trans Canada Pipelines	2000 – 2003
Conduct Review and Ethics	3 of 3		100%
Corporate Governance and Nominating	3 of 3	[10]	100%
Management Resources and Compensation	6 of 6		100%

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	281,250	330,248	611,498	$ 45,519,911

					$ 6,600,000

2005	281,250	277,572	558,822	$ 32,244,029

Options Held: See Statement of Executive Compensation Section

          12      MFC Proxy Circular

John M. Cassaday
Age: 52
Toronto, ON Canada
Director Since[1]: 1993
Independent[2]

John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc., a position he has held since 1999. Corus is Canada’s leader in specialty television and radio and is a global leader in the production of children’s animation. Mr. Cassaday has also been Executive Vice President of Shaw Communications, President and Chief Executive Officer of Shaw Media, Star Choice Communications and of CTV Television Network. Mr. Cassaday has an MBA (Dean’s List) from The Rotman School of Management at the University of Toronto. Mr. Cassaday is Chairman of the Board of St. Michael’s Hospital.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	8 of 8	100%	Corus Entertainment Inc.	1999 – Present
Corporate Governance and Nominating	5 of 5	100%	Sysco Corporation	2004 – Present
			Loblaw Companies Limited	1997 – 2004
			Masonite International Corporation	1992 – 2005

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	20,000	10,218	30,218	$ 2,249,428

					$ 300,000

2005	20,000	7,977	27,977	$ 1,614,273

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

July 2, 2002	July 2, 2012	3,000	$ 43.75	3,000	$ 92,070

Lino J. Celeste
Age: 68
Saint John, NB Canada
Director Since[1]: 1994
Independent[2]

Lino Celeste is past Chairman of Aliant Inc., the merged Atlantic Provinces Telephone Companies. Prior to assuming the Chairmanship, Mr. Celeste was President and Chief Executive Officer of New Brunswick Telephone Company Limited. Mr. Celeste holds a P.Eng. (Electrical Engineering) from the University of New Brunswick. He also served as a director of New Brunswick Electric Power Commission and as Chairman of the Greater Saint John Community Foundation, a charitable organization.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	8 of 8	100%	Aliant Inc.	1999 – 2002
Audit and Risk Management	5 of 5	100%
Conduct Review and Ethics	3 of 3	100%

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	6,300	5,557	11,857	$ 882,635

					$ 300,000

2005	6,300	4,291	10,591	$ 611,101

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

July 2, 2002	July 2, 2012	3,000	$ 43.75	3,000	$ 92,070

Gail C.A. Cook-Bennett
Age: 65
Toronto, ON Canada
Director Since[1]: 1978
Independent[2]

Gail Cook-Bennett is Chairperson of the Canada Pension Plan Investment Board, a Crown corporation that invests the reserve fund of the Canada Pension Plan. Dr. Cook-Bennett holds a BA (Honours) from Carleton University, and a PhD (Economics) from the University of Michigan. She has been a professor at the University of Toronto, a director of the Bank of Canada, a member of the Canadian Group of the Trilateral Commission and an active volunteer in several organizations. She holds a Doctor of Laws Degree (honoris causa) from Carleton University and is a Fellow of the Institute of Corporate Directors. Dr. Cook-Bennett has extensive experience as a corporate director, chairing audit and pension committees, and serving on executive, investment, finance, governance and compensation committees.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	8 of 8	100%	Canada Pension Plan Investment	1998 – Present
Management Resources and Compensation	5 of 6	83%	Board
			Emera Inc.	2004 – Present
			Petro-Canada[11]	1991 – Present
			Transcontinental Inc.	1998 – 2004

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	7,500	4,100	11,600	$ 863,504

					$ 300,000

2005	7,500	4,023	11,523	$ 664,877

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

July 2, 2002	July 2, 2012	3,000	$ 43.75	3,000	$ 92,070

MFC Proxy Circular       13

Thomas P. d’Aquino
Age: 65
Ottawa, ON Canada
Director Since: 2005
Independent[2]

Thomas d’Aquino is Chief Executive and President of the Canadian Council of Chief Executives (“CCCE”), a research and advocacy group composed of 150 chief executives of Canada’s leading enterprises. Mr. d’Aquino holds a BA from the University of British Columbia, an LLB from Queen’s University and the University of British Columbia, an LLM from the University of London and Honorary Degrees of Doctor of Laws from Queen’s University and Wilfrid Laurier University. Mr. d’Aquino is active on numerous non-profit boards and advisory committees both nationally and internationally. He is Chair of the CCCE’s North American Security and Prosperity Initiative. He is currently Chair of Lawrence National Centre for Policy and Management at the Richard Ivey School of Business and he also chairs The National Gallery of Canada Foundation.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	4 of 4[12]	100%	CGI Inc.	2006 – Present
Management Resources and Compensation	4 of 4[12]	100%

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	1,800	1,563	3,363	$ 250,342[12]

					$ 300,000

2005	1,800	0	1,800	$ 103,860

Options Held: Nil[12]

Richard B. DeWolfe[13]
Age: 62
Westwood, MA U.S.A.
Director Since: 2004
Independent[2]

Richard DeWolfe is Managing Partner of DeWolfe & Company, LLC, a real estate management and investment consulting firm. Mr. DeWolfe holds a BAS, Marketing and Finance from Boston University. He is also a director of The Boston Foundation; Trustee of Boston University; Trustee of the 17136 Marine Biological Laboratory and a director of The National Conference for Community and Justice. He was formerly Chairman and CEO of The DeWolfe Companies, Inc., the largest homeownership organization in New England, which was listed on the American Stock Exchange and acquired by Cendant Corporation in 2002. Mr. DeWolfe was formerly Chairman and Founder of Reliance Relocations Services, Inc. and was formerly Chairman of the Board of Trustees, Boston University.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	8 of 8	100%	John Hancock Financial Services, Inc.	2002 – 2004
Audit and Risk Management	5 of 5	100%
Conduct Review and Ethics	3 of 3	100%

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	7,000	10,493	17,493	$ 1,302,179

					$ 300,000

2005	5,058	2,280	7,338	$ 423,403

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

May 8, 2002	June 14, 2005	17,779[14]	US$ 25.59	0	–

Robert E. Dineen, Jr.
Age: 65
New York, NY U.S.A.
Director Since[1]: 1999
Independent[2]

Robert Dineen is of counsel to Shearman & Sterling LLP, a leading international law firm headquartered in New York where he was a partner from 1974 until his retirement in December 2005. Mr. Dineen holds a BA from Brown University and an LLB from Syracuse University. Mr. Dineen led several of the firm’s corporate groups, including groups in Latin America and Asia and its project finance work worldwide. Mr. Dineen has extensive experience in public finance transactions in the oil and gas pipeline business, and as a specialist in U.S. and international private banking and financial transactions.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	8 of 8	100%	Nova Chemicals Corporation	1998 – Present
Audit and Risk Management	5 of 5	100%
Conduct Review and Ethics	3 of 3	100%

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	14,500	15,558	30,058	$ 2,237,518

					$ 300,000

2005	14,500	12,482	26,982	$ 1,556,861

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

July 2, 2002	July 2, 2012	3,000	$ 43.75	3,000	$ 92,070

          14      MFC Proxy Circular

Pierre Y. Ducros
Age: 66
Montreal, QB Canada
Director Since[1]: 1999
Independent[2]

Pierre Ducros is President, P. Ducros & Associates Inc. in Montréal. Previously, he was Chairman, President and Chief Executive Officer of DMR Group Inc. which he co-founded in 1973, and Vice-Chairman of the Task Force on The Future of The Canadian Financial Services Sector (MacKay Task Force). Mr. Ducros holds a BA from the Université de Paris at Collège Stanislas in Montréal and a B.Eng. (Communications) from McGill University.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	8 of 8	100%	Cognos Incorporated	1986 – Present
Corporate Governance and Nominating	5 of 5	100%	Emergis Inc.	1998 – Present
			Nstein Technologies Inc.	2002 – Present
			Rona Inc.	2005 – Present
			Telus	2005 – Present
			Alliance Atlantis Communications Inc.	1997 – 2001
			BAE Systems Canada Inc.	1999 – 2001
			eNGENUITY Technologies Inc.	2002 – 2005
			NovAtel Inc.	1999 – 2001

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	27,800	10,936	38,736	$ 2,883,508

					$ 300,000

2005	27,800	8,633	36,433	$ 2,102,184

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

July 2, 2002	July 2, 2012	3,000	$ 43.75	3,000	$ 92,070

Allister P. Graham
Age: 69
Toronto, ON Canada
Director Since[1]: 1996
Independent[2]

Allister Graham is the former Chairman and Chief Executive Officer of The Oshawa Group Limited, a food distributor. Currently, he serves as the Chairman and interim Chief Executive Officer of Nash Finch Company, a U.S. wholesale/ retail food distributor. Mr. Graham is also a trustee of the Associated Brands Income Trust. He is a previous Chairman of the Retail Council of Canada and Food Distributors International of Washington, D.C.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	8 of 8	100%	Associated Brands Income Trust	2002 – Present
Audit and Risk Management	5 of 5	100%	Nash Finch Company (U.S.A.)	1992 – Present
Conduct Review and Ethics	3 of 3	100%	Dylex Ltd.[15]	1997 – 2001

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	25,224	10,721	35,945	$ 2,675,746

					$ 300,000

2005	25,224	8,269	33,493	$ 1,932,546

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

July 2, 2002	July 2, 2012	3,000	$ 43.75	3,000	$ 92,070

Thomas E. Kierans
Age: 65
Toronto, ON Canada
Director Since[1]: 1990
Independent[2]

Thomas Kierans is the Chairman of The Canadian Journalism Foundation. Mr. Kierans holds a BA (Honours) from McGill University and an MBA (Finance), Dean’s Honours List, from the University of Chicago. Mr. Kierans has also been Chairman of CSI-Global Education Inc., Chairman of the Canadian Institute for Advanced Research, Chairman of the Board of the Toronto International Leadership Centre for Financial Sector Supervisors, President and Chief Executive Officer of the C.D. Howe Institute and President of McLeod Young Weir Limited (later ScotiaMcLeod Inc.).

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	8 of 8	100%	Petro-Canada[11]	1991 – Present
Audit and Risk Management (Chair)	5 of 5	100%	BCE Inc.	1999 – 2004
Conduct Review and Ethics (Chair)	3 of 3	100%	Inmet Mining Corporation	1996 – 2004
Corporate Governance and Nominating	5 of 5	100%	IPSCO Inc.	1993 – 2003
			Moore Corporation Limited	1997 – 2001
			Teleglobe Inc.[16]	1999 – 2002
			Telesat Canada	1999 – 2004

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	30,681	0	30,681	$ 2,283,894

					$ 300,000

2005	30,681	0	30,681	$ 1,770,294

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

July 2, 2002	July 2, 2012	3,000	$ 43.75	3,000	$ 92,070

MFC Proxy Circular       15

Lorna R. Marsden
Age: 64
Toronto, ON Canada
Director Since[1]: 1995
Independent[2]

Lorna Marsden is President and Vice Chancellor and a member of the Board of Governors of York University. Dr. Marsden holds a BA from the University of Toronto and a PhD from Princeton University. A former member of the Senate of Canada, she serves as a director of several Canadian companies. Dr. Marsden is also active in non-profit organizations including Canada World Youth.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	8 of 8	100%	Westcoast Energy Inc.	1995 – 2002
Management Resources and Compensation	6 of 6	100%

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	19,332	5,179	24,511	$ 1,824,599

					$ 300,000

2005	19,332	4,047	23,379	$ 1,348,968[17]

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

July 2, 2002	July 2, 2012	3,000	$ 43.75	3,000	$ 92,070

Hugh W. Sloan, Jr.
Age: 65
Bloomfield Village, MI U.S.A.
Director Since[1]: 1985
Independent[2]

Hugh Sloan is Deputy Chairman of Woodbridge Foam Corporation, a manufacturer of automobile parts, where he held various management positions for more than 20 years. Mr. Sloan holds a BA (Honours) from Princeton University. Mr. Sloan serves as a director of a number of Canadian and American corporate, community and charitable organizations. He is a former Staff Assistant to President Richard Nixon and a former Trustee of Princeton University.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	8 of 8	100%	Wescast Industries Inc.	1998 – Present
Corporate Governance and Nominating	5 of 5	100%	Virtek Vision International, Inc.	2000 – 2005
Management Resources and Compensation (Chair)	6 of 6	100%

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	7,210	8,257	15,467	$ 1,151,363

					$ 300,000

2005	7,210	6,622	13,832	$ 798,106

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

July 2, 2002	July 2, 2012	3,000	$ 43.75	3,000	$ 92,070

Gordon G. Thiessen
Age: 67
Ottawa, ON Canada
Director Since[1]: 2002
Independent[2]

Gordon Thiessen joined the Board following a distinguished career with the Bank of Canada that began in 1963 and culminated in a seven-year term as the Bank’s Governor. He is Chairman of the Canadian Public Accountability Board, the oversight body for the auditing profession in Canada. Mr. Thiessen holds a BA (Honours), an MA from the University of Saskatchewan and a PhD from the London School of Economics. Mr. Thiessen also serves as a director of the Institute for Research on Public Policy.

Board/Committee Membership:	Attendance[3]:		Public Board Membership During Last Five Years:

Board of Directors	7 of 8	87%	IPSCO Inc.	2001 – Present
Management Resources and Compensation	6 of 6	100%

Securities Held:

Year	Common Shares[4]	DSUs[5]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[6]	Minimum Required[7]

2006	0	9,300	9,300	$ 692,292

					$ 300,000

2005	0	7,034	7,034	$ 405,862

Options Held:

Date Granted	Expiry Date	Number Granted	Exercise Price[8]	Total Unexercised	Value of Options Unexercised[9]

July 2, 2002	July 2, 2012	3,000	$ 43.75	3,000	$ 92,070

[1]	“Director Since” refers to the year the Director was first elected to the Board of Manufacturers Life. When Manufacturers Life demutualized in 1999, it became a wholly-owned subsidiary of the Company.

[2]	“Independent” refers to the standards of independence established under Section 2 of the New York Stock Exchange Corporate Governance Rules, Section 301 of the Sarbanes-Oxley Act of 2002 and Section 1.2 of Canadian Securities Administrators’ National Instrument 58-101.

[3]	It is the policy of the Company that Directors attend all meetings of the Board and its committees on which they sit, unless circumstances make it impossible to do so.

[4]	“Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by the Director, as of March 15, 2006 and March 16, 2005, respectively.

[5]	“DSUs” refers to the number of deferred share units held by the Director as of March 15, 2006 and March 16, 2005, respectively.

[6]	The “Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of March 15, 2006 ($74.44) and March 16, 2005 ($57.70) respectively, times the number of Common Shares and DSUs outstanding as of March 15, 2006 and March 16, 2005.
          16      MFC Proxy Circular

[7]	All Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of joining the Board. Common and Preferred Shares and DSUs are considered equity for this purpose, while stock options are not. Directors must take compensation in DSUs until the minimum threshold is met (see “Director Compensation” in the “Statement of Corporate Governance Practices”). The minimum required for Dominic D’Alessandro, as President and CEO, is equal to five times his base salary. Mr. D’Alessandro meets this requirement. The amount shown is five times his 2006 base salary (see “Report on Executive Compensation” under “Executive Share Ownership Guidelines”).

[8]	The “Exercise Price” is the closing price of the Common Shares on the TSX on the day prior to the grant date.

[9]	The “Value of Unexercised Options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 15, 2006 and the exercise price of the options multiplied by the number of unexercised options on March 15, 2006.

[10]	Dominic D’Alessandro is not a member of the Board committees. He attends committee meetings at the invitation of the Chair. One Board meeting and two Corporate Governance and Nominating Committee meetings were for independent Directors only.

[11]	Gail C.A. Cook-Bennett and Thomas E. Kierans also serve together on the Board of Petro-Canada.

[12]	Thomas P. d’Aquino was elected a Director as of May 5, 2005. Mr. d’Aquino has until May 4, 2010 to meet his share ownership requirements. Mr. d’Aquino was not a Director on the date of the July 2, 2002 Option Grant.

[13]	Richard B. DeWolfe was a director of Response U.S.A., Inc. (“Response”) until October 2000. In May of 2001, Response commenced proceedings under applicable bankruptcy statutes in the United States.

[14]	Richard B. DeWolfe was not a Director of the Company on the date of the July 2, 2002 Option Grant. Mr. DeWolfe was granted stock options under the John Hancock Non-Employee Directors’ Long-Term Incentive Plan, which were converted into stock options of the Company following the merger with John Hancock Financial Services, Inc. On May 17, 2005, Mr. DeWolfe exercised these options and sold 15,837 of the 17,779 Common Shares issued upon this exercise.

[15]	Allister P. Graham was a director of Dylex Limited (“Dylex”) until May 2001. In August 2001 Dylex initiated proceedings under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) and certain creditors filed petitions in bankruptcy. In September 2001 a receiving order was made against Dylex and a trustee in bankruptcy was appointed.

[16]	Thomas E. Kierans was a director of Teleglobe Inc. (“Teleglobe”) until April 23, 2002. On May 15, 2002, Teleglobe announced that it had obtained creditor protection under the CCAA and that it had initiated ancillary filings in the United States and the United Kingdom.

[17]	Lorna R. Marsden also owns 20,000 Non-Cumulative Class A Shares, Series 1 of the Company.
MFC Proxy Circular       17

Board of Directors’ Compensation
The Company’s Board of Directors’ compensation is designed to attract and retain highly talented, committed and experienced Directors. This requires that Directors be adequately and competitively compensated, consistent with the size and complexity of the Company and the expected contribution of the Directors.
The Company believes that the overall structure of its Directors’ compensation program is aligned to ensure that Directors act in the long-term interest of the Company. Only non-employee Directors are compensated for Board service. Amounts paid are in respect of a Director’s services to both the Company and Manufacturers Life, the cost of which is shared equally between the two companies. All meetings of the Boards of the Company and Manufacturers Life are held concurrently, as are the meetings of each of their committees.

	Effective until	Effective
Directors’ Compensation Schedule	March 31, 2005	April 1, 2005

Annual Board Retainer[1]	$96,000	$110,000

Per Board Meeting Fee	$1,500	$1,500

Per Committee Meeting Fee (all Committees)	$1,200	$1,200

Committee Membership Retainer for serving on:
Management Resources and Compensation Committee	$3,000	$3,000

Committee Membership Retainer for serving on:
Corporate Governance and Nominating Committee	$3,000	$3,000

Committee Chairperson Retainer for serving on:
Corporate Governance and Nominating Committee (in addition to Committee Membership Fee)	$5,000	$5,000

Committee Chairperson Retainer for serving on:
Management Resources and Compensation Committee (in addition to Committee Membership Fee)	$5,000	$12,000

Committee Membership Retainer for serving on both:
Audit and Risk Management Committee; and
Conduct Review and Ethics Committee	$6,000	$15,000

Committee Chairperson Retainer for serving on both:
Audit and Risk Management Committee; and
Conduct Review and Ethics Committee (in addition to Committee Membership Fee)	$10,000	$35,000

Annual Retainer for Chair of the Board[2]	$350,000	$350,000

Travel Fees Per Trip (where applicable and dependent on distance travelled)	$ 500/$ 750/$ 21,200	$ 500/$ 750/$ 1,200

Directors are reimbursed for travel and other expenses incurred for attendance at Board and Committee meetings.

[1]	The annual retainer includes compensation for time spent at orientation and education programs that assist Directors to better understand the Company, as well as their duties and responsibilities on the Board.

[2]	The Chair receives this Annual Retainer and no other fees for Board or Committee meetings or for acting as Chair of any Committee.
Stock Plan for Non-Employee Directors
Under the Stock Plan for Non-Employee Directors (the “Stock Plan”), non-employee Directors may choose to receive either 50% or 100% of their compensation in Common Shares or DSUs. Amendments to the Stock Plan are subject to regulatory approval and shareholder approval, to the extent such approvals are required by law or agreement.
DSUs awarded to Directors vest fully on the date of grant. The number of DSUs granted is determined by dividing the dollar value to be received by the closing price of the Common Shares on the TSX on the last trading day prior to the date of issuance. Upon termination of Board service, non-employee Directors may elect to receive cash or Common Shares equal to the value of their DSUs. DSUs are only transferable upon death. The maximum number of Common Shares and DSUs that may be issued under the Stock Plan is 500,000 or less than 0.1% of the outstanding Common Shares as of March 15, 2006. As of March 15, 2006, 123,174 DSUs were outstanding under the Stock Plan, representing less than 0.02% of the outstanding Common Shares.
Director Equity Incentive Plan
The Director Equity Incentive Plan (the “Incentive Plan”) was intended to permit equity compensation to be granted to non-employee Directors in the form of stock options, share appreciation rights or DSUs (collectively, “Awards”). Such equity compensation was to be in addition to that available to non-employee Directors pursuant to elections under the Stock Plan. Amendments to the Incentive Plan are subject to regulatory approval and shareholder approval to the extent such approvals are required by law or agreement.
In 2004 the Board of Directors resolved to permanently discontinue stock option grants under the Incentive Plan. No Awards have been granted to non-employee Directors under the Incentive Plan except for the stock options granted in 2002, the terms of which are
          18      MFC Proxy Circular

set out in the charts under “Board of Directors”. The stock options granted in 2002 will continue in full force and effect in accordance with their terms, subject to the terms and conditions of the Incentive Plan.
The stock options have a maximum exercise period of 10 years and were fully vested on the date of the grant. Upon termination of Board service, stock options are exercisable for a period of three years (for reasons other than death) and for a period of one year following death. Stock options are transferable upon death, at which time they may be passed on to a beneficiary or estate.
The maximum number of Common Shares that may be issued under the Incentive Plan is 500,000 or less than 0.1% of the outstanding Common Shares as of March 15, 2006. The total number of Common Shares that may be issued upon the exercise of the stock options outstanding under the Incentive Plan is 41,000, representing less than 0.01% of the outstanding Common Shares as of March 15, 2006.
2005 Directors’ Compensation
The total amount paid to the Directors of the Company and Manufacturers Life for the year ended December 31, 2005 was $2,376,443, paid as follows:

			Board	Committee	Committee	Committee
		Board	Meeting	Chairperson	Membership	Meeting	Travel	Total
Director	Compensation Election	Retainer ($)	Fees ($)	Retainer ($)	Retainer ($)	Fees ($)	Fees ($)	Compensation ($)

Kevin E. Benson[1,2]	100% DSUs	79,000	6,000	–	15,000	3,600	3,000	128,694

John M. Cassaday	100% DSUs	106,500	12,000	–	3,000	6,000	–	127,500

Lino J. Celeste	50% DSUs, 50% CASH	106,500	12,000	–	15,000	6,000	4,500	144,000

Gail C. A. Cook-Bennett	100% CASH	106,500	12,000	–	3,000	7,200	–	128,700

David F. D’Alessandro[2,3]	100% CASH	24,000	1,500	–	0	0	750	31,933

Thomas P. d’Aquino[4]	100% DSUs	82,500	6,000	–	3,000	4,800	2,000	98,300

Richard B. DeWolfe[2]	100% DSUs	106,500	12,000	–	15,000	6,000	4,500	172,432

Robert E. Dineen, Jr.[2]	100% DSUs	106,500	12,000	–	15,000	6,000	4,500	172,432

Pierre Y. Ducros	100% DSUs	106,500	12,000	–	3,000	6,000	3,000	130,500

Allister P. Graham	100% DSUs	106,500	12,000	–	15,000	6,000	–	139,500

Thomas E. Kierans	100% CASH	106,500	12,000	35,000	18,000	12,000	–	183,500

Lorna R. Marsden	50% DSUs, 50% CASH	106,500	12,000	–	3,000	7,200	–	128,700

Arthur R. Sawchuk	50% DSUs, 50% CASH	350,000	–	–	–	–	–	350,000

Hugh W. Sloan, Jr.[2]	50% DSUs, 50% CASH	106,500	12,000	12,000	6,000	13,200	3,000	182,853

Gordon G. Thiessen	100% DSUs	106,500	10,500	–	3,000	7,200	3,000	130,200

Michael H. Wilson	100% CASH	106,500	10,500	–	3,000	7,200	–	127,200

TOTAL:								$2,376,443

[1]	Kevin E. Benson resigned as a Director on September 30, 2005 as a result of increased time commitment in his role as President and CEO at Laidlaw International, Inc.

[2]	Directors who are resident outside Canada receive their fees in US dollars (shaded numbers indicate US dollars). “Total Compensation” for these Directors was converted to Canadian dollars using an exchange rate of Cdn$1.2165 in Q1, Cdn$1.2263 in Q2, Cdn$1.1725 in Q3 and Cdn$1.1645 in Q4 per US$1.00.

[3]	David F. D’Alessandro resigned as a Director on March 31, 2005.

[4]	Thomas P. d’Aquino was elected as a Director on May 5, 2005.
MFC Proxy Circular       19

Report of the Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee (“Governance Committee”) assists the Board of Directors in its oversight duties with respect to the development of corporate governance policies and practices and in assessing the effectiveness of the Board, its committees and the contributions of individual Directors. The Governance Committee also identifies and recommends candidates for nomination to the Board. The Governance Committee assesses the performance and recommends the compensation of the President and Chief Executive Officer (“CEO”). The Governance Committee seeks to achieve high standards of governance by continually reviewing the Company’s governance policies, practices and benchmarking against domestic and international standards. The Governance Committee meets the independence requirements prescribed by applicable securities regulations and stock exchange rules.
Board and Committee Evaluation
An evaluation and assessment of the Board, the Board committees and the contributions of individual Directors was completed in 2004.
The review identified three key areas which the Board focused on in 2005 as follows:

•	The Board made succession planning a key priority, including identification of high potential employees and talent development.

•	The Board determined that a formal annual evaluation process is an invaluable tool in ensuring that the Board, its committees and individual Directors perform effectively and in the best interests of the Company. The Governance Committee determined that a biennial written Board effectiveness survey was a more effective evaluation approach than an annual survey. This approach was initiated in 2005. Other elements of the evaluation process would be performed annually, including the evaluation meetings between the Board Chair and each Director. The specific elements of the process are outlined in the Statement of Corporate Governance Practices under the heading “Board and CEO Evaluation”.

•	The Board Chair implemented guidelines for management presentations and Board materials so that management would address the Board on the opportunities and challenges of the Company’s businesses to enable the Board to better exercise its oversight authority on its strategic direction. The guidelines have resulted in improved presentations and have allowed more time for discussions with management. This will continue to be an area of attention in 2006.
The 2005 Board evaluations demonstrated a high degree of satisfaction with the Board’s performance and that of its committees and individual Directors for 2005. The following priorities were also identified for 2006:

•	Continued focus on succession planning and personnel matters.

•	Review and update the Directors’ Manual, focusing on governance policies and practices. The Directors continue to support strong governance and will continue to strive to meet and set best practice standards.

•	Continued focus on improvement of presentations and materials provided to the Board.

•	In addition to continued Asia and Japan management presentations to the Board, meetings of the Board will be held in Asia and Japan in 2006 and periodically in the future to provide greater exposure to Asia and Japan management and these increasingly important operations and management.
Corporate Governance
In order to maintain our high standards of corporate governance, the Governance Committee:

•	Continued to monitor corporate governance developments and made recommendations to the Board to improve the Company’s corporate governance program.

•	Recommended a new policy for the majority election of Directors to be approved by the Board (see the “Statement of Corporate Governance Practices” in Schedule “A” for details of the policy).

•	Amended the Governance Committee’s charter to require the Governance Committee to satisfy itself as to the integrity of the President and CEO and his contribution in creating a culture of integrity throughout the organization and reported those determinations to the Board.

•	Assessed shareholder proposals and recommended appropriate responses to the Board, to be included in the Proxy Circular for consideration at the Annual Meeting of Shareholders.

•	Conducted its biennial review of Director compensation, considered the recommendations of the outside independent consultant, Mercer Human Resource Consulting, on the competitiveness of the Company’s pay program and recommended certain adjustments to the compensation program, which were approved by the Board. These changes can be found in the “Board of Directors’ Compensation” section.
          20      MFC Proxy Circular

Board and Committee Composition
In relation to the Board and its committees, the Governance Committee:

•	Reviewed the size and composition of the Board, taking into consideration the experience of the Directors and the criteria set out in the Board of Directors’ Matrix.

•	Completed a review of the Board committee structure and composition that resulted in the addition of a new member to the Management Resources and Compensation Committee.

•	Reviewed criteria for the selection of new Board members, including a review of the Board of Directors’ Matrix, expertise, backgrounds, independence and qualifications of existing Directors in relation to the current needs of the Company and considered qualified candidates for the Board from its evergreen list.

•	Recommended the nominees for election to the Board of Directors at the Annual Meeting in 2005, including a new member.

•	Reviewed position descriptions for the Chair of the Board, Chairs of the Committees, the CEO and individual Directors.
Annual Review of the President and CEO
A critical function of the Governance Committee is the annual review of the President and CEO. In this regard, the Governance Committee:

•	Reviewed the succession process for the President and CEO.

•	Reviewed and approved the 2006 Non-Financial Objectives and Goals of the President and CEO.

•	Evaluated the performance of the President and CEO, including being satisfied as to the integrity of the President and CEO and his contribution in creating a culture of integrity throughout the Company.

•	Recommended the compensation for the President and CEO for approval by the Board. The details are included in the “Report on the President and CEO Compensation”.
The Governance Committee reviewed its charter and its performance with the charter. As a result of this review, minor amendments were made to the charter. The Governance Committee met the terms of its charter in 2005. A scorecard of the Governance Committee’s compliance with its charter and the charter can be found at www.manulife.com.
Signed,
Arthur R. Sawchuk (Chair)
John M. Cassaday
Pierre Y. Ducros
Thomas E. Kierans
Hugh W. Sloan, Jr.
MFC Proxy Circular       21

Report of the Audit and Risk Management Committee
The Audit and Risk Management Committee (“Audit Committee”) assists the Board in its oversight role with respect to the quality and integrity of financial information, reporting disclosure, risk management, the performance, qualifications and independence of the independent auditor, the performance of the internal audit function and legal and regulatory compliance. The Audit Committee meets in camera with the independent auditor, internal auditor and Appointed Actuary to review management’s financial stewardship.
The Audit Committee meets the independence requirements prescribed in applicable laws and rules of the securities regulators to which the Company is subject and of the stock exchanges on which the Company’s securities are listed. The Audit Committee has reviewed its membership and determined that all members are financially literate as required by the Corporate Governance Rules of the New York Stock Exchange and the applicable regulations of the Canadian Securities Administrators. The Board has also determined that Messrs. Celeste, DeWolfe, Dineen, Graham, Kierans and Sawchuk have the necessary qualifications to be designated as financial experts under the Sarbanes-Oxley Act of 2002 (“SOX”).
In 2005, the Audit Committee accomplished the following:
Annual Statement

•	Reviewed and discussed with management and the independent auditor the audited annual financial statements.

•	Discussed with the independent auditor all matters required to be discussed by professional auditing guidelines and standards in Canada and the United States, including confirmation of the independent auditor’s independence.

•	Received the written disclosures from the independent auditor recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States.

•	Recommended to the Board that the 2005 audited financial statements of the Company be approved and included in the Annual Report.
Independent Auditor

•	Reviewed the performance and recommended reappointment of the independent auditor for shareholders’ approval.

•	Reviewed the independence and qualifications of the independent auditor, based on the independent auditor’s disclosure of its relationship with the Company.

•	Approved audit and permitted non-audit services to be performed by the independent auditor, including terms and fees.

•	Delegated authority to a member of the Audit Committee to approve requests received during the year for audit and permitted non-audit services to be provided by the independent auditor.

•	Reviewed the overall scope and plans of the annual audit with the independent auditor and management.

•	Met regularly in camera with the independent auditor.
Internal Auditor

•	Reviewed the independence of the internal auditor.

•	Reviewed the qualifications, resources and annual work plan of the internal audit department.

•	Met regularly in camera with the internal auditor.
Appointed Actuary

•	Reviewed reports, opinions and recommendations prepared by the Appointed Actuary of the Company in compliance with the Act.

•	Met in camera with the Appointed Actuary.
Financial Reporting

•	Reviewed any significant changes to the accounting principles and practices.

•	Reviewed and recommended for approval by the Board the interim quarterly financial statements and the annual consolidated financial statements with management and the independent auditor prior to publication.

•	Reviewed significant financial reporting issues and judgments made in connection with preparation of financial statements.

•	Reviewed the certification process for annual and interim filings with the Chief Executive Officer and the Chief Financial Officer.
Risk Management and Regulatory Compliance

•	Ensured that the enterprise-wide risk management process is appropriate and that the Chief Risk Officer provided regular reports to the Audit Committee.

•	Reviewed and approved risk management policies recommended by management.

•	Reviewed management reports demonstrating compliance with risk management policies.

•	Reviewed management appointed to administer risk management policies.
          22      MFC Proxy Circular

•	Reviewed reports from the independent auditor and the internal auditor relating to the adequacy of the Company’s risk management practices, as well as management’s responses.

•	Reviewed the General Counsel’s report on legal matters that may have a material impact on the Company.

•	Reviewed the Global Chief Compliance Officer’s report on the Company’s compliance with applicable laws and regulations.

•	Held its annual meeting with the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”) to discuss OSFI’s findings and recommendations arising from OSFI’s annual examination and management’s response.

•	Monitored the Company’s progress on its project related to SOX certification requirements.
The Audit Committee reviewed its charter and its performance with the charter. As a result of this review, minor amendments were made to the charter. The Audit Committee met the terms of its charter in 2005. A scorecard of the Audit Committee’s compliance with its charter and the charter can be found at www.manulife.com.
Signed,
Thomas E. Kierans (Chair)
Lino J. Celeste
Richard B. DeWolfe
Robert E. Dineen, Jr.
Allister P. Graham
Arthur R. Sawchuk
MFC Proxy Circular       23

Report of the Conduct Review and Ethics Committee
The Conduct Review and Ethics Committee (“Ethics Committee”) assists the Board in its oversight role to ensure that appropriate procedures are in place for resolving conflicts of interest, restricting the use of confidential information, dealing with customer complaints and with related party transactions, particularly any transactions that could have a material impact on the stability or solvency of the Company.
The Ethics Committee meets the independence requirements prescribed in the applicable laws and rules of the securities regulators which regulate the Company and by the stock exchanges on which the Company’s securities are listed.
In 2005, the Ethics Committee accomplished the following:

•	Reviewed and approved revisions to the Code of Business Conduct and Ethics (“Code”). Revisions to the Code included additional information relating to:

–	The Company’s confidential toll-free ethics line allowing individuals to raise auditing and accounting concerns and to raise concerns regarding unethical or other questionable behaviour.

–	Contact persons available for individuals seeking additional information, help and approvals relating to the Code.

–	Approvals for engaging in government and political activities, responsible sharing of company information and conflicts of interest resulting from gift giving.

•	Reviewed the Company’s general arrangements under which loans are made to Company officers in compliance with applicable legislation.

•	Reviewed the Company’s approach for dealing with related party procedures and transactions and received a report from management that there were no related party transactions in 2005.

•	Reviewed the Company’s conflict of interest procedures and restriction on the use of confidential information.

•	Reviewed the Company’s procedures for receiving and processing any requests for waivers of the Code.

•	Confirmed that no executives or Directors requested a waiver of the Code and that no waivers were granted.

•	Reviewed practices for disclosure of information to customers and dealing with complaints of customers of the Company.
The Ethics Committee reviewed its charter and its performance with the charter. As a result of this review, minor amendments were made to the charter. The Ethics Committee met the terms of its charter in 2005. A scorecard of the Ethic Committee’s compliance with its charter and the charter can be found at www.manulife.com.
Signed,
Thomas E. Kierans (Chair)
Lino J. Celeste
Richard B. DeWolfe
Robert E. Dineen, Jr.
Allister P. Graham
Arthur R. Sawchuk
          24      MFC Proxy Circular

Report of the Management Resources and
Compensation Committee
The Management Resources and Compensation Committee (the “Compensation Committee”) assists the Board in its oversight of the Company’s global human resources strategy, policies, key programs and all matters relating to the effective utilization of human resources within the Company. The Compensation Committee’s primary focus is on the Company’s compensation philosophy and strategy, executive compensation and executive succession. The Compensation Committee is also responsible for ensuring that required and relevant information on executive compensation is appropriately and clearly disclosed to the company’s shareholders and other stakeholders.
In fulfilling its mandate in 2005, the Compensation Committee:

•	Reviewed annual performance assessments prepared by the President and CEO for senior executives, including their contribution to the creation of a culture of integrity;

•	Reviewed and approved executive compensation programs and actual compensation for Senior Executive Vice Presidents and Executive Vice Presidents, but excluding the President and CEO, whose compensation is reviewed and approved by the Governance Committee;

•	Carried out its fiduciary and oversight responsibilities regarding pension design, governance and funding policy; reviewed the Company’s pension plans worldwide including investment performance, regulatory compliance, education and communication, and plan administration;

•	Reviewed the Company’s officer talent pool and succession plans; and

•	Reviewed and approved the executive compensation disclosure in the Proxy Circular distributed to shareholders.
During 2005, the Board engaged Mercer Human Resource Consulting, a recognized independent external consultant, to provide advice and guidance on executive and Board compensation issues. This included conducting a comprehensive review of senior executive compensation relative to market practice as well as presenting a seminar for Directors on long-term compensation. The Compensation Committee reviewed both the mandate and performance of Mercer, and found both to be satisfactory. Mercer earned $240,000 as an executive compensation consultant to the Board. Mercer also earned $1.3 million by providing pension and benefit consulting, administration and actuarial services to the Company in Canada, Japan and the UK, and benefits consulting in the U.S.
The Compensation Committee reviewed its charter and its performance with the charter. As a result of this review, minor amendments were made to the charter. The Compensation Committee met the terms of its charter in 2005. A scorecard of the Compensation Committee’s compliance with its charter, and the charter itself can be found at www.manulife.com.
Signed,
Hugh W. Sloan, Jr. (Chair)
Arthur R. Sawchuk (Vice Chair)
Gail C.A. Cook-Bennett
Thomas P. d’Aquino*
Lorna R. Marsden
Gordon G. Thiessen
* Appointed May 2005
MFC Proxy Circular       25

Report on Executive Compensation
Compensation Philosophy
The Company has a strong pay for performance culture, where rewards are directly linked to corporate and divisional results as well as individual performance. A cornerstone of the Company’s performance culture is its global executive compensation program, which is designed to:

•	Recruit, develop and retain proven top talent globally;

•	Encourage meaningful differences in compensation between executives and provide a high proportion of pay at risk to recognize performance and potential;

•	Align the interests of executives to those of the Company’s shareholders;

•	Ensure competitive total compensation packages compared to the relevant peer groups in the various markets in which the Company operates; and

•	Be philosophically consistent across the entire organization.
Focus on Talent and Succession Management
One of the foundations of the Company’s performance culture is a rigorous performance management process. The focus in 2005 was on reinforcing a sustainable, high performance culture at every level and in every job.
In an effort to build strong succession capability, the Company actively tracks and manages its high potential talent pool and the leadership pipeline at all levels in the organization. This effort has helped the Company to maximize the deployment of existing talent globally and in the process, provide development opportunities, common corporate values and the transfer of expertise.
Peer Groups and Market Positioning
The market competitiveness of the Company’s executive compensation program, and each of its components, is assessed relative to a group of peer companies with comparable size, scope and geographic spread of operations. Total compensation levels are targeted at the median of the relevant peer group. Compensation for executives with high performance is positioned competitively with top performing executives in similar roles at other top performing peer companies. Executive peer groups are based primarily on local comparators as follows:

Canadian Peer Group	U.S. Peer Group	Asia Peer Group

• Bank of Montreal • Bank of Nova Scotia • Canadian Imperial Bank of Commerce • Royal Bank of Canada • Toronto-Dominion Bank • Great-West Life • Sun Life Financial	• AFLAC • Allstate Insurance • Metropolitan Life • Prudential Financial • Hartford Financial • Principal Financial	• AXA Insurance • HSBC Bank and Insurance • ING Insurance • New York Life Insurance • Prudential Financial • Sun Life Assurance

The Company’s top, globally focused executives are benchmarked against a group of comparably sized U.S./global companies listed in the chart below. The positions covered under this structure are: the President and CEO, Senior Executive Vice President and Chief Financial Officer, Senior Executive Vice President and Chief Investment Officer, Senior Executive Vice President and Chief Administrative Officer, and Senior Executive Vice President, Business Development and General Counsel.

U.S./Global Peer Group

• AFLAC • Allstate Insurance • Metropolitan Life • Prudential Financial • Hartford Financial • US Bancorp	• PNC Financial • Principal Financial • AXA Insurance • HSBC Bank and Insurance • ING Insurance

          26      MFC Proxy Circular

In recognition of the global nature of these roles, compensation packages for these positions are denominated in U.S. dollars and paid in Canadian dollars. In addition to the U.S./global peer group, pay amongst Canadian banks and insurance companies is monitored as a secondary point of reference for these executives.
Compensation Reviews and Approvals
The Compensation Committee reviews and recommends for approval by the Board individual compensation recommendations for all Senior Executive Vice Presidents and Executive Vice Presidents. The Compensation Committee also reviews and recommends for approval by the Board the aggregate compensation recommendations for Senior Vice Presidents, Vice Presidents, Assistant Vice Presidents and all other employees. The Governance Committee reviews and recommends for approval by the Board the compensation recommendations for the President and CEO.
Compensation Structure
The Company’s executive compensation program has five main components: base salary, short-term cash incentives, mid-term incentives, long-term incentives and benefits. The following table summarizes each of these components:

Compensation Component	Form	Applies To	Performance Period	Determination

Base Salary	Cash	All employees	1 year	Based on market competitiveness, individual performance and internal equity.

Short-Term Incentive	Cash	All employees	1 year	Based on market competitiveness. Actual award based on combination of Company, divisional and individual performance.

Mid-Term Incentive	Restricted Share Units (“RSUs”)	Assistant Vice Presidents and above	Up to 3 years, 100% vesting at end of period	Based on market competitiveness and Company performance. Awarded annually, based on individual performance. Final payout value based on Common Share price, and subject to performance conditions.

Long-Term Incentive	Stock Options	Vice Presidents and above	10 years, with 25% vesting per year over 4 years starting one year after the grant date	Based on market competitiveness and Company performance. Awarded annually, based on individual performance and potential. Final payout value based on the difference between the Common Share price and grant price.

Benefits	Group life and health insurance program, and pension plan. Additional perquisites vary by country.	All employees. Additional perquisites for Vice Presidents and above.	Ongoing	Based on market competitiveness.

MFC Proxy Circular       27

Average Compensation Mix
Over the past few years, the Company has increased the portion of pay at risk through short-term, mid-term and long-term incentives. The average compensation mix varies by country, reflecting a balance between local market conditions and the Company’s stated compensation philosophy. Compensation mix also varies significantly by performance, with high performing executives receiving a lower proportion of base salary and a higher proportion of short-term, mid-term and long-term incentives. For the global executive population, the average mix is:

		Short-Term	Mid-Term	Long-Term	Total Portion of
Grade	Base Salary	Incentive	Incentive	Incentive	Pay at Risk

President and CEO	10%	30%	30%	30%	90%

Senior Executive Vice President	20%	30%	25%	25%	80%

Executive Vice President	30%	30%	20%	20%	70%

Senior Vice President	40%	30%	20%	10%	60%

Vice President	50%	25%	15%	10%	50%

Assistant Vice Presidents*	70%	20%	10%	0%	30%

* RSUs are selectively awarded to Assistant Vice Presidents. Assistant Vice Presidents are not normally eligible for stock options.
Base Salary
Base salaries are determined relative to comparable roles in the appropriate peer group, internal relativity and the individual’s performance in the role. External salary surveys are conducted at least annually in all regions.
Short-Term Incentives
The Company’s short-term incentive program, the Annual Incentive Plan (“AIP”), provides executive officers with the opportunity to earn cash incentives based on the achievement of pre-established annual Company, divisional and individual performance objectives. AIP targets are determined for each executive officer level based on competitiveness with award opportunities offered by peer companies, and varying by location. The maximum incentive achievable for exceeding business and individual performance objectives varies by level.
The weightings for the 2005 AIP are as follows:

			Business Performance
			Weighting
		AIP Target			Individual Performance
Grade		(% of salary)	Company	Division	Multiplier

President and CEO		100%	100%	0%

Senior Executive Vice President		70 – 90%	100%	0%	Ranges from 0 – 200%

Executive Vice President	Divisional	45 – 60%	25%	75%

	Corporate		50%	50%	(Based on strategic, financial,

Senior Vice President	Divisional	40 – 50%	25%	75%	operational and personal

	Corporate		50%	50%	development goals)

Vice President	Divisional	25 – 40%	25%	75%

	Corporate		50%	50%

Business performance measures for the 2005 AIP are as follows:

Company Performance Measures	Divisional Performance Measures*

• Fully diluted earnings per share • Return on equity	• Net income • Investment portfolio performance • Revenue • Expense management

* Vary by business area.
          28      MFC Proxy Circular

Mid-Term and Long-Term Incentives
The Company’s mid-term and long-term incentives are designed to:

•	Motivate management performance;

•	Retain a strong management team;

•	Align the interests of executives with shareholders, creating long-term shareholder value; and

•	Enable executives to participate in the long-term growth and future financial success of the Company.
Restricted Share Unit Plan (Mid-Term Incentive)
RSUs represent phantom Common Shares that entitle a participant to receive a cash payment equal to the market value of the same number of Common Shares at the time the RSUs vest and are paid out within three years from issuance. Participant accounts are credited with dividends declared on Common Shares. The Company will not issue any Common Shares in connection with RSUs. The total number and value of RSUs granted to employees in 2005 was 886,660 or $51.4 million respectively, representing two-thirds of all mid-term and long-term incentives granted during 2005.
RSU grants made in 2004 and thereafter are generally subject to specific business performance conditions set by the Compensation Committee at the time of the grant. RSUs with performance conditions are often referred to by other organizations as performance share units (PSUs).
For the 2005 RSUs, the Company must achieve a performance condition of an average ROE of not less than 10% over three years. These RSUs will vest only if the business performance condition is met. In addition, for average ROE performance greater than 13% to a maximum of 15% over three years, up to 20% additional RSUs will be granted. This is illustrated in the following chart:

2005 RSU Performance Condition		Target		Maximum

Average ROE achieved by the Company over 3 years	less than 10%	10-13%	14%	15% or greater

Number of RSUs vesting based on an original Award of 100 RSUs	0	100	110	120

Note: The three year average ROE of 14% is included to illustrate the sliding (pro-rata) scale.
Executive Stock Option Plan (Long-Term Incentive)
The Executive Stock Option Plan (“ESOP”) was introduced in 2000 and approved by shareholders at the 2000 Annual and Special Meeting. No amendment may be made to the ESOP without the approval of the Company’s shareholders to the extent such approval is required by law or agreement. Officers and employees are eligible to participate in the ESOP, as well as other individuals who are in a position to contribute to the future growth and success of the Company.
Under the ESOP, the Compensation Committee is authorized to grant stock options, deferred share units (“DSUs”), share appreciation rights (“SARs”), restricted shares and performance awards. No SARs, restricted shares or performance awards have been granted under the ESOP. The maximum number of Common Shares that may be issued under the ESOP is 36,800,000, or 4.65% of Common Shares outstanding as at December 31, 2005. The maximum number of Common Shares reserved for issuance under the ESOP to any one participant, or to insiders in aggregate, cannot exceed 5% and 10% respectively, of the outstanding Common Shares.
ESOP Stock Options
Stock options represent the right of the option-holder to buy Common Shares at a specified exercise price within a specified maximum exercise period. The exercise price is the closing price of Common Shares as reported on the TSX on the last trading day prior to the date of grant. Generally, under the rules of the TSX, the exercise price for previously issued options may not be reduced (or the exercise period extended), except with the approval of disinterested holders of Common Shares. Unvested stock options will terminate in cases of early retirement, resignation or termination without cause. All stock options terminate in cases of termination for cause. Stock options are non-transferable except in cases of death, where they may be passed on to a beneficiary or an estate.
Stock options were granted to eligible employees on February 15, 2005 with an exercise price of $58.01. These options have a maximum exercise period of 10 years and vest at a rate of 25% per year, with the first 25% vesting one year after the grant date. The total number and value of stock options granted to employees in 2005 was 2,104,072 or $26.2 million respectively, representing one-third of all mid-term and long-term incentives granted during 2005.
John Hancock Stock Options
Prior to the merger of the Company with John Hancock in 2004, stock options were awarded annually on a discretionary basis under the John Hancock Long-Term Stock Incentive Plan and Non-Employee Directors’ Long-Term Incentive Plan (the “John Hancock Plans”). These stock options vested 50% a year over two years with a five year maximum term.
On April 28, 2004, all outstanding John Hancock mid-term and long-term incentives were converted to Company incentives at a rate of 1 John Hancock unit to 1.1853 units of the Company. The John Hancock Plans are now closed to new grants, but will continue to operate until all outstanding awards have been exercised or terminated.
MFC Proxy Circular       29

Deferred Share Units
DSUs, other than those granted under the AIP or RSU deferral programs described below, represent the right to receive Common Shares equal to the number of DSUs held by the participant. DSUs vest at a rate of 25% per year, with the first 25% vesting on the grant date. DSUs will accumulate dividends and count towards executives’ share ownership requirements. A participant is eligible to redeem vested DSUs in Common Shares upon retirement or termination of employment. Unvested DSUs will terminate in cases of early retirement, resignation or termination, with or without cause. DSUs are non-transferable except in cases of death, where they may be passed on to a beneficiary or an estate. No DSUs, other than those granted under the AIP or RSU deferral programs described below, were granted to executives in 2005.
AIP and RSU Deferral Programs
Starting in 2005, executives were given the opportunity to irrevocably elect to convert a portion of their annual incentive or RSU award into DSUs as follows:

Plan	Start	Program	Eligibility	Timeframe

AIP Deferral	2005	Defer AIP to DSUs in increments of 25% to 100%	All Canadian executives	Elections made prior to the year the AIP is paid.

RSU Deferral	2006	Defer RSUs to DSUs in increments of 25% to 100%	All Canadian and U.S. executives	Elections made consistent with local regulations.

The purpose of these deferral plans is to assist executives in meeting their stock ownership guidelines, as these DSUs count towards executives’ share ownership requirements. The DSUs granted under these programs accumulate dividends, vest immediately, and are redeemable only in cash upon leaving the Company. These programs are similar to plans offered at other large Canadian companies.
U.S. Deferred Compensation Program
In addition to the AIP and RSU deferral programs, eligible U.S. employees can participate in a separate deferred compensation program that allows them to defer base salary, annual incentive or RSUs into a deferred compensation account, which can be held in a series of investment options. This program complies with the American Jobs Creation Act, 2004.
Overhang, Dilution and Burn Rates
Stock option grants were significantly reduced commencing in 2003 with the introduction of the RSU plan. In 2005, stock options were awarded to only 30% of eligible executive officers and represented one-third of the expected value of all mid-term and long-term incentives granted. Overhang, dilution and burn rates have remained favourable over the past three years as follows:

	2005	2004	2003

Overhang	4.10%	4.18%	7.38%

Dilution	1.78%	1.67%	2.80%

Burn Rate	0.25%	0.25%	0.27%

Notes:

•	Overhang is defined as the total number of Common Shares reserved for issuance to employees and directors, less the number of options and share-settled DSUs redeemed, expressed as a percentage of the total number of Common Shares outstanding on a diluted basis.

•	Dilution is defined as the total number of stock options and share-settled DSUs outstanding, expressed as a percentage of the total number of Common Shares outstanding on a diluted basis.

•	Burn rate is defined as the number of stock options and share-settled DSUs granted annually, expressed as a percentage of the total number of Common Shares outstanding on a diluted basis.
Total Stock Options and DSUs Outstanding
The total number of stock options and share-settled DSUs outstanding and available for grant under the ESOP and John Hancock Plans are as follows:

	Securities Outstanding		Securities Available for Future Issuance

		As a % of Diluted		As a % of Diluted
Plan	#	Common Shares	#	Common Shares

ESOP – Stock Options	12,753,318	1.54%

			18,336,882	2.22%
ESOP – DSUs	1,809,171	0.22%

John Hancock Plans – Stock Options	4,525,474	0.55%	0	0%

Total	19,087,963	2.31%	18,336,882	2.22%

All figures are as of December 31, 2005.
          30      MFC Proxy Circular

Executive Share Ownership Guidelines
The Company has guidelines for executives that require share ownership, proportionate to the individual’s compensation and position. These guidelines support the Company’s belief that stock ownership by executives further aligns the interests of shareholders and the management team. Under the guidelines, DSUs and the Company’s Common or Preferred Shares count as share ownership, while stock options and RSUs do not. Newly hired and promoted executives are given five years to achieve the following guidelines.

Multiple of Base
Salary

President and CEO	5.0

Senior Executive Vice Presidents	3.5

Executive Vice Presidents	2.0

Senior Vice Presidents	1.5

Vice Presidents	0.5

Executives are expected to maintain stock ownership levels that meet or exceed the guidelines. If the guidelines have not yet been met, any Common Shares acquired through the exercise of stock options must be held until the guidelines are achieved, less the portion required to be sold to cover the tax cost associated with the option exercise, if any.
Benefits
The Company offers group life and health insurance, and pension benefits, which are considered to be comparable with those of its group of peer companies. Starting January 1, 2005, new cost-effective and harmonized benefits programs were introduced in Canada and the U.S., consistent with the Company’s long-term goal of benefits cost containment.
Perquisites are generally provided to executives as flexible spending accounts, an annual allowance to be used for a number of personal expenditures such as car leases and club memberships. These are offered as a fixed allowance by grade, subject to maximum amounts competitive with those at peer companies.
Report on the President and CEO Compensation
2005 Business Performance
Following a year of significant change and growth, the Company’s strong performance in 2005 was recognized by the market, as the Company’s share price on the TSX increased by 23.2% for the year. The balance of the John Hancock integration was completed ahead of schedule with revenue momentum maintained, contributing to enhanced cost savings in 2005 and positioning the Company for significant product expansion and productivity opportunities in 2006 and beyond. Threats to the Company, including the failure of a third party investment firm, and the weakening U.S. dollar, were actively and effectively managed by the Company to avoid reputational and financial loss.
The following table summarizes key metrics and the Company’s performance in 2005:

Variance from
	Results for 2005	Internal Target	Change from 2004

Shareholders’ Net Income	$ 3.3 billion	Meets	+29.2%

Return on Equity	14.1%	Exceeds	+2.9%

Fully Diluted EPS	$ 4.07	Meets	+12.4%

Premiums & Deposits (December 31, 2005)	$ 61.5 billion	Meets	+22.0%

Funds Under Management (December 31, 2005)	$ 372.3 billion	Slightly Below	+7.2%

The Company’s business results were strong in 2005, under the leadership of Mr. D’Alessandro. Overall business results were achieved in the face of a substantial appreciation of the Canadian dollar and hurricane related reinsurance losses in the U.S.
During the year, the Company’s strategic position and prospects for future success were enhanced. All of the Company’s major businesses enjoyed robust growth with particular success in the competitive U.S., Japanese and Canadian savings and group benefits markets.
Mr. D’Alessandro continued to effectively promote throughout the organization a culture that rewards integrity, performance and hard work. He also strengthened the leadership team and, working with the Board, ensured that succession plans were in place for all senior management positions.
Mr. D’Alessandro’s capable representation of the Company to its various external constituencies, reinforcing the Company’s reputation as a strong and respected leader in the financial services industry, is widely appreciated. Even in the face of adversity, the Company’s rapid response and effective management of a significant threat to the Company’s good name emanating from the failure of Portus Alternative Asset Management Inc., a hedge fund that was referred to customers of the Company, enhanced the Company’s image domestically and internationally.
MFC Proxy Circular       31

2005 President and CEO Compensation
The President and CEO participates in the same compensation program as other executives. The President and CEO’s short-term incentive opportunity ranges up to a maximum of 300% of salary for exceeding business and individual performance objectives. To determine the actual award payable under the AIP, the bonus is linked to the Company’s earnings per share and return on equity performance, and the CEO’s individual performance is based on the Board’s annual assessment. Awards under the mid-term and long-term incentive plans are linked to financial and non-financial measures as described in the section “2005 Business Performance” above.
In recognition of Mr. D’Alessandro’s contribution to another very successful year as described above, the Governance Committee recommended and the Board approved the following pay decisions for the President and CEO:
Base Salary

•	Effective March 1, 2006, Mr. D’Alessandro’s base salary was increased to US$1,100,000 (Cdn$1,320,000). This represents a 10% increase over 2005, and is the first adjustment to his base salary since May 2004.
Annual Incentive

•	On February 28, 2006, Mr. D’Alessandro was awarded an annual incentive of US$3,000,000 (Cdn$3,462,300) for performance in the 2005 financial year, which is the same as he received the previous year.
Mid-Term and Long-Term Incentives

•	On February 15, 2006, RSUs and stock options worth US$3,250,000 (Cdn$3,900,000) and US$3,250,000 (Cdn$3,900,000), respectively, were awarded to Mr. D’Alessandro, which are the same as he received the previous year.
The President and CEO’s compensation package and current awards are consistent with high performing peers in his stated U.S./global peer group, as described in the section “Peer Groups and Market Positioning”.
Additional information on the 2005 total compensation for the President and CEO can be found in the section “Statement of Executive Compensation.” Information on 2006 compensation can be found in the section “Supplemental Information – Total Compensation and Performance of Named Executive Officers”.
Composition of the Compensation Committee
The Compensation Committee is composed of six members, and meets the independence requirements prescribed in applicable laws and rules of the securities regulators to which the Company is subject and of the stock exchanges on which the Company’s securities are listed. The members of the Committee are:
Hugh W. Sloan, Jr. (Chair)
Arthur R. Sawchuk (Vice Chair)
Gail C.A. Cook-Bennett
Thomas P. d’Aquino (appointed May, 2005)
Lorna R. Marsden
Gordon G. Thiessen
Michael H. Wilson was a member of the Compensation Committee during 2005. Mr. Wilson resigned from the Board of Directors as of February 28, 2006 as a result of being appointed the Canadian Ambassador to the U.S.
Composition of the Governance Committee
The Governance Committee members are:
Arthur Sawchuk (Chairman of the Board)
John M. Cassaday
Pierre Y. Ducros
Thomas E. Kierans (Chair of the Audit Committee)
Hugh W. Sloan, Jr. (Chair of the Compensation Committee)
Summary
The Compensation Committee has reviewed and approved the compensation programs for executives. The Governance Committee has reviewed and approved the compensation program for the President and CEO. Both committees are of the view that the compensation structure and levels for executives and the President and CEO are appropriate in light of the comparator groups and the performance of the Company.
          32      MFC Proxy Circular

Performance Graph
The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of Manulife Financial Corporation from December 31, 2000 to December 31, 2005 with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) and the S&P/TSX Composite Financials Index for the same period. The values shown assume the reinvestment of all dividends.
Supplemental Shareholder Return
The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of Manulife Financial Corporation from December 31, 1999 (the year in which the Company’s initial public offering occurred) to the most recent year end with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) and the S&P/TSX Composite Financials Index for the same period. The values shown assume the reinvestment of all dividends.
MFC Proxy Circular       33

Statement of Executive Compensation
The following table summarizes compensation paid to the President and Chief Executive Officer, the Senior Executive Vice President and Chief Financial Officer, and the three other highest-paid executive officers of the Company who were serving as executive officers at the end of the fiscal year ended December 31, 2005 (collectively, the “Named Executive Officers”). Compensation paid to the Named Executive Officers was strictly for their services as executive officers of the Company.

		Annual Compensation				Long Term Compensation Awards

								Shares or Units
				Other Annual		Securities under		Subject to Resale		All Other
Name and Principal Position	Year	Salary[1]	Bonus[2]	Compensation		Options/SARs Granted		Restrictions[5,6]		Compensation[7]
		($)	($)	($)		(#)	($)[12]	($)		($)

Dominic D’Alessandro	2005	$1,211,867	$3,462,300	$261,477	[8]	338,755	$4,225,000	$4,225,000	[3]	$1,163
President and	2004	1,281,958	3,700,800	59,182	[8]	347,000	3,748,525	3,748,525		1,393
Chief Executive Officer								+3,431,750	[4]
								+4,118,100	[4]
	2003	1,237,500	3,670,000	148,334	[8]	250,000	3,028,860	2,470,819		1,096

Peter Rubenovitch	2005	$716,924	$812,671	$82,210	[8]	64,143	$800,000	$800,000	[3]	$376
Senior Executive Vice President	2004	650,910	1,110,240	112,731	[8]	64,000	687,115	687,115		557
and Chief Financial Officer								+1,856,250	[4]
	2003	485,000	812,500	43,562	[8]	48,000	581,540	1,490,350		473

Donald Guloien	2005	$716,924	$1,246,428	$82,310	[8]	64,143	$800,000	$800,000	[3]	$53
Senior Executive Vice President	2004	650,910	1,221,264	82,673	[8]	64,000	687,115	687,115		557
and Chief Investment Officer								+1,856,250	[4]
	2003	485,000	812,500	62,178	[8]	48,000	581,540	1,490,350		169

John D. DesPrez III[9]	2005	$724,800	$1,246,428	$37,156	[10]	64,143	$800,000	$800,000	[3]	$10,774	[11]
Senior Executive Vice President,	2004	695,742	1,110,240	32,503	[10]	76,000	821,655	821,655		7,995	[11]
John Hancock								+1,641,150	[4]
	2003	676,170	1,069,849	33,559	[10]	48,000	581,540	1,490,350		8,309	[11]

Bruce Gordon	2005	$562,500	$839,776	$61,526	[8]	52,116	$650,000	$650,000	[3]	$244
Senior Executive Vice President,	2004	491,667	819,910	37,415	[8]	46,000	499,720	499,720		502
General Manager Canada								+999,981	[4]
	2003	431,250	729,963	53,826	[8]	30,000	363,460	1,272,250		408

[1]	Salary paid to Messrs. D’Alessandro, Rubenovitch and Guloien is denominated in U.S. dollars. Base salary has been converted to Canadian dollars on a semi-monthly basis using an actual exchange rate at time of pay.

[2]	Bonus amounts are paid in cash in the year following the fiscal year in which they were earned. 2005 bonuses paid to Messrs. D’Alessandro, Rubenovitch, Guloien and DesPrez have been converted at an exchange rate of Cdn$1.1541 per US$1. Mr. D’Alessandro elected to take 100% of his 2005 bonus in Deferred Share Units (DSUs) based on a share price of $72.59, which was the closing price of Common Shares on the TSX on February 28, 2006.

[3]	Amounts shown represent RSUs awarded on February 15, 2005, at a share price of $58.01, which was the closing price of Common Shares on the TSX on February 14, 2005. The vesting of RSUs granted on February 15, 2005 is dependent upon the achievement of an established performance condition.

[4]	A special RSU award to recognize the successful completion of the merger transaction was granted on May 4, 2004 to Mr. D’Alessandro at a share price of $50.90, which was the closing price of Common Shares on the TSX on May 3, 2004. The value of the RSUs granted to Mr. D’Alessandro was $3,431,750. There are no performance conditions for this award and it vests on December 15, 2006.

A special RSU merger award was granted on May 4, 2004 to each of the Named Executive Officers at a share price of $50.90, which was the closing price of Common Shares on the TSX on May 3, 2004. The value of the RSUs granted was: Mr. D’Alessandro: $4,118,100; Mr. Rubenovitch: $1,856,250; Mr. Guloien: $1,856,250; Mr. DesPrez: $1,641,150; and Mr. Gordon: $999,981. These special RSUs vest by December 31, 2006 and are dependent upon the achievement of specified integration cost savings.

[5]	Aggregate holdings of RSUs as at December 31, 2005 and their value, based on the closing price of Common Shares on the TSX on that date being $68.27 per share, were as follows: Mr. D’Alessandro, 308,280 RSUs with a value of $21,046,276; Mr. Rubenovitch, 66,540 RSUs with a value of $4,542,686; Mr. Guloien 66,540 RSUs with a value of $4,542,686; Mr. DesPrez, 65,080 RSUs with a value of $4,443,012; and Mr. Gordon, 42,489 RSUs with a value of $2,900,724. Additional RSUs have been credited to reflect dividends paid on Common Shares. RSUs typically vest 100% within 3 years, subject to successfully meeting predetermined performance conditions.

[6]	Aggregate holdings of DSUs as at December 31, 2005 and their value, based on the closing price of Common Shares on the TSX on that date being $68.27 per share, were as follows: Mr. D’Alessandro, 282,551 DSUs with a value of $19,289,757; Mr. Rubenovitch, 83,709 DSUs with a value of $5,714,813; Mr. Guloien, 74,598 DSUs with a value of $5,092,805; and Mr. Gordon, 44,650 DSUs with a value of $3,048,256. Mr. DesPrez does not have DSUs. Additional DSUs have been credited to reflect dividends paid on Common Shares.

[7]	Includes the amount of term life insurance premiums paid by the Company for the benefit of the Named Executive Officers.

[8]	Includes amounts spent under the Executive Flexible Spending Account (“EFSA”) in Canada. All executives resident in Canada are entitled to an annual allowance of between 10% and 12% of the executive’s base salary to be used for a number of personal expenditures, including car payments and club memberships.

[9]	All compensation for Mr. DesPrez is denominated and paid in U.S. dollars. 2005 compensation, with the exception of bonuses (see Note 2), have been converted using an average exchange rate of Cdn$1.20 per US$1.

[10]	As an executive officer not resident in Canada, Mr. DesPrez does not participate in the EFSA. The amounts shown represent the annual car and club membership allowances.

[11]	Includes Company contributions under the 401(k) Pension Plan made on behalf of Mr. DesPrez.

[12]	Stock option grant values have been calculated using the following grant prices and Black-Scholes factors: 2005: $58.01 and 21.5%, 2004: $48.05 and 22.5%, 2003: $36.35 and 33.3% respectively. These Black-Scholes factors were calculated using the following variables: a) expected life of the options, b) expected volatility of the Company’s Common Share price, c) risk-free interest rate, and d) expected dividend yield of the Company’s Common Shares.
          34      MFC Proxy Circular

Option Grants During the Financial Year Ended December 31, 2005
On February 15, 2005, stock options were granted to the Named Executive Officers under the ESOP as follows:

				Market Value
		% of		of Securities
	Securities	Total Options		Underlying
	Under	Granted to	Exercise or	Options
	Options	Employees in	Base Price	on the Date of
Name	Granted (#)	Financial Year	($/Security)	Grant ($/Security)	Expiration Date

Dominic D’Alessandro	338,755	16.10%	$58.01	$58.01	February 15, 2015

Peter Rubenovitch	64,143	3.05%	$58.01	$58.01	February 15, 2015

Donald Guloien	64,143	3.05%	$58.01	$58.01	February 15, 2015

John D. DesPrez III	64,143	3.05%	$58.01	$58.01	February 15, 2015

Bruce Gordon	52,116	2.48%	$58.01	$58.01	February 15, 2015

Note: These options are for Common Shares and vest at a rate of 25% per year, commencing one year after the grant date.
Aggregated Option Exercises During the Financial Year Ended December 31, 2005 and Financial Year-End Option Values
The following table shows the number of Common Shares acquired on exercise and the aggregate value of stock options exercised by Named Executive Officers during 2005. The table also shows the aggregate number of stock options each Named Executive Officer held and the value of these options as at December 31, 2005. The value of unexercised in-the-money options at December 31, 2005 is equal to the difference between the exercise price of the options and the closing price of Common Shares on the TSX reported on the last trading day prior to year-end, which was $68.27 per Common Share.

	Securities	Aggregate			Value of Unexercised
	Acquired on	Value	Unexercised Options		In-the-Money Options as at
	Exercise	Realized	as at December 31, 2005		December 31, 2005
	(#)	($)	(#)		($)

Name			Exercisable	Unexercisable	Exercisable	Unexercisable

Dominic D’Alessandro	–	–	2,125,231	815,856	$70,293,295	$15,098,556

Peter Rubenovitch	–	–	260,900	156,143	$7,868,503	$2,910,947

Donald Guloien	40,000	$1,006,877	204,900	156,143	$5,977,383	$2,910,947

John D. DesPrez III	–	–	282,100	165,143	$8,251,457	$3,092,927

Bruce Gordon	–	–	143,600	114,116	$4,192,137	$2,033,725

Employment Agreements
In September 1999, Messrs. D’Alessandro, Rubenovitch, Guloien and DesPrez entered into Change in Control agreements. These agreements protect shareholder interests by removing the distractions of a Change in Control and allowing key executives to focus on the business, by providing security and incentives to remain with the Company. For the purpose of the Change in Control agreements, “Change in Control” is defined as follows:

•	An acquisition of 20% of the Company’s voting shares;

•	A majority change in the Board of Directors of the Company; or

•	A management agreement with another insurance company or financial institution that transfers the management of the Company.
The Change in Control provisions will be triggered under the following circumstances:

•	For Mr. D’Alessandro – a voluntary or involuntary termination within a specified protection period.*

•	For Messrs. Rubenovitch, Guloien and DesPrez – an involuntary or constructive termination within a specified protection period.*

*	The specified protection period starts 90 days prior to the date of a Change in Control, ending 24 months after the Change in Control.
Change in Control severance will be paid as a lump sum at three times the annual compensation (base salary and annual incentive only) for Mr. D’Alessandro, subject to reduction as he nears the end of his current employment contract. It will be paid at two times the annual compensation (base salary and annual incentive only) for Messrs. Rubenovitch, Guloien and DesPrez. At the time of Change in Control, long-term incentives and retirement benefits will vest. In addition, benefits will continue for the period covered by the severance payment.
Dominic D’Alessandro entered into a new employment agreement with the Company at the time of the John Hancock merger on April 28, 2004. This agreement superseded his December 1993 employment agreement and will terminate December 31, 2008. The agreement states that Mr. D’Alessandro will receive payments equal to 24 months of compensation based on his annual base salary, short-term incentive and Executive Flexible Spending Account if a termination occurs without just and proper cause. All benefits will continue for 24 months, except additional pension, extended employment agreement credits and long-term disability, all of which cease immediately upon termination. Participation under existing mid-term incentive and long-term incentive grants, but not future grants, will continue up to 24 months.
MFC Proxy Circular       35

Pension Plans
The Company has long recognized the financial exposure associated with traditional defined benefit pension plans. For this reason, in departing from the practice of the financial services sector in Canada, the Company’s defined benefit plans were closed to new members in 1998-1999 and replaced with capital accumulation retirement plans. As a result of this early intervention, the Company’s exposure to the volatility of defined benefit plans has been and will continue to be reduced with the passage of time. The vast majority of the Company’s employees are now covered by capital accumulation retirement plans.
At the time of this change, some of the then participants in the traditional defined benefit plans were grandfathered. As at December 31, 2005, fewer than 50 executives remain in the Canadian Staff Pension Plan with individual supplemental retirement agreements. These executives continue to be entitled to defined pension benefits which are calculated by reference to service and the sum of base salary plus annual short-term incentive payments.
For these executives, the annual defined benefit pension payable upon retirement is now capped at a dollar amount, to be accrued uniformly over 35 years, as per the table below:

	Maximum Annual	Maximum Annual Pension
	Pension per year	(for 35 years of
Job Grade at Retirement	of Credited Service	Credited Service)

Senior Executive Vice President	$23,000	$800,000

Executive Vice President	$17,000	$600,000

Senior Vice President	$11,000	$400,000

Vice President	$9,000	$300,000

For Mr. D’Alessandro, the cap is $100,000 per year of credited service, up to a maximum annual pension of $3 million.
These changes are effective January 1, 2007. Pensions earned to December 31, 2006, which exceed the new caps, will be grandfathered. As such, the actual pension payable at retirement will not be less than the pension earned to December 31, 2006, reduced for early commencement, as applicable.
Pension Plans – Canada
Of the Named Executive Officers, Mr. DesPrez does not participate in the Company’s Canadian pension plan because he resides in the United States.
Defined Benefit Plan Disclosure
The following table sets forth the total estimated annual benefits payable at the normal retirement age of 65 to executives under the Company’s Canadian Staff Pension Plan and individual supplemental retirement agreements, subject to the applicable limits referred to above that will come into effect January 1, 2007.

Estimated Annual Benefits Payable

	Years of Credited Service at Retirement

Pensionable Earnings	15	20	25	30	35

$ 400,000	$116,000	$154,000	$193,000	$231,000	$270,000

$ 600,000	$176,000	$234,000	$293,000	$351,000	$410,000

$ 800,000	$236,000	$314,000	$393,000	$471,000	$550,000

$ 1,000,000	$296,000	$394,000	$493,000	$591,000	$690,000

$ 1,500,000	$446,000	$594,000	$743,000	$891,000	$1,040,000

$ 2,000,000	$596,000	$794,000	$993,000	$1,191,000	$1,390,000

$ 3,000,000	$896,000	$1,194,000	$1,493,000	$1,791,000	$2,090,000

$ 4,000,000	$1,196,000	$1,594,000	$1,993,000	$2,391,000	$2,790,000

$ 5,000,000	$1,496,000	$1,994,000	$2,493,000	$2,991,000	$3,000,000

$ 6,000,000	$1,796,000	$2,394,000	$2,993,000	$3,000,000	$3,000,000

Canadian domiciled executives promoted or hired prior to January 1, 1999 continue to participate in the Defined Benefit component of the Canadian Staff Pension Plan. The Company has also entered into individual supplemental retirement agreements to provide supplemental pension benefits to certain executives, including Named Executive Officers, where retirement income is payable for the life of the executives, with a minimum guarantee of 120 monthly payments.
Pensions are based on credited service and average pensionable earnings at retirement. Pensionable earnings are calculated as the highest average of the base salary and bonus (including the amount elected to be taken in the form of DSUs) earned over any 36 consecutive months. The pension benefit is determined by years of credited service (up to 35) multiplied by the sum of 1.3 per cent of
          36      MFC Proxy Circular

pensionable earnings up to the average of the last three years maximum pensionable earnings limits under the Canada/ Quebec Pension Plans (“YMPE”) and two per cent of the excess of pensionable earnings over the final average YMPE ($40,500 for 2005). This pension benefit is subject to the limits described earlier, which come into effect January 1, 2007. This pension is determined without regard to the maximum pension limit for registered pension plans under the Income Tax Act (Canada). The pension benefit is not subject to any deduction or other offset for amounts such as Canada/ Quebec Pension Plans.
Additional Pension Disclosure – Canada
For purposes of providing more disclosure to shareholders, the following table shows, for each Named Executive Officer participating in the Canadian Staff Pension Plan and in individual supplemental retirement agreements:

•	Years of credited service as at December 31, 2005 and as at the normal retirement age of 65;

•	Estimated annual benefit payable assuming retirement at December 31, 2005 and at the normal retirement age of 65; and

•	A reconciliation of the accrued obligation from December 31, 2004 to December 31, 2005.

	Years of Service		Annual Benefit Payable[5]
	(Years)
					Accrued		Other	Accrued
					Obligation at		Change in	Obligation at
	December 31,		December 31,		December 31,	2005	Obligation	December 31,
Name	2005	Age 65	2005	Age 65	2004[6]	Service Cost[7]	in 2005[8]	2005[9]

Dominic D’Alessandro[1]	23.8	33.0	$2,131,100	$3,000,000	$18,341,000	$1,704,000	$2,297,000	$22,342,000

Peter Rubenovitch[2]	20.4	31.4	$454,800	$718,200	$5,947,000	$631,000	$(1,914,000)	$4,664,000

Donald Guloien[3]	24.8	41.2	$0	$876,600	$7,109,000	$438,000	$(2,384,000)	$5,163,000

Bruce Gordon[4]	26.9	29.9	$675,800	$713,200	$6,404,000	$293,000	$(94,000)	$6,603,000

[1]	The years of service and service cost include a double service pension credit for 2005. Pursuant to an individual supplemental retirement agreement between the Company and Mr. D’Alessandro, effective April 28, 2004, Mr. D’Alessandro will earn two years of credited service for each year of Company service up to February 7, 2009.

[2]	The years of service and service cost include one year and seven months of pension credit for 2005. Pursuant to an individual supplemental retirement agreement between the Company and Mr. Rubenovitch, Mr. Rubenovitch has earned two years of credited service for each year of Company service up to August 1, 2005.

[3]	Mr. Guloien is not eligible for early retirement as at December 31, 2005. Mr. Guloien’s annual benefit payable at his retirement age of 65 is his grandfathered annual benefit accrued as at December 31, 2006, based on credited service to that date and current pensionable earnings.

[4]	Mr. Gordon’s annual benefit payable at his retirement age of 65 is his grandfathered annual benefit accrued as at December 31, 2006, based on credited service to that date and current pensionable earnings.

[5]	Based on current pensionable earnings and credited service to date/age stated.

[6]	The accrued obligation is the value of the projected pension earned for service to December 31, 2004. The values have been determined using the same actuarial assumptions as for determining the pension plan obligations at December 31, 2004 as disclosed in Note 18 of the Company’s 2004 consolidated financial statements and by using the actual pensionable earnings for 2004.

[7]	The 2005 service cost is the value of the projected pension earned for the current year of service. The values have been determined as at December 31, 2005, using the same actuarial assumptions as for determining the pension plan obligations at December 31, 2005 as disclosed in Note 17 of the Company’s 2005 consolidated financial statements and by using the actual pensionable earnings for 2005.

[8]	Other changes in the obligation in 2005 include the impact of any differences between actual and assumed compensation, promotions, plan amendments, amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions and other experience gains and losses.

[9]	The accrued obligation is the value of the projected pension earned for service to December 31, 2005. The values have been determined using the same actuarial assumptions as for determining the pension plan obligations at December 31, 2005 as disclosed in Note 17 of the Company’s 2005 consolidated financial statements and by using the actual pensionable earnings for 2005.
Notes:

•	The values shown above include pension benefits provided by the Canadian Staff Pension Plan and individual supplemental retirement agreements, whereby the limits discussed above are reflected.
•	All members are currently vested in their pension entitlements earned to December 31, 2005.
•	Under the Change in Control provisions of their respective Change in Control agreements, Messrs. D’Alessandro, Rubenovitch and Guloien’s pension benefits will continue to accrue during the severance payment period.
•	In accordance with Canadian generally accepted accounting principles, the amounts above make no allowance for the different tax treatment of the portion of pension not paid from the registered pension plan.
•	All amounts shown above are estimated based on assumptions, and represent contractual entitlements that may change over time.
•	The method and assumptions used to determine estimated amounts will not be identical to the method and assumptions used by other issuers and as a result, the figures may not be directly comparable across issuers.
The Canadian Staff Pension Plan is a funded plan whereas the individual supplemental retirement agreements are not funded. Following the methods prescribed by the Canadian Institute of Chartered Accountants, the Canadian Staff Pension Plan has an unfunded liability of $36,309,000 as at December 31, 2005. The individual supplemental retirement agreements in aggregate have an unfunded liability of $222,354,000 of which $140,668,000 has been charged to earnings as at December 31, 2005.
MFC Proxy Circular       37

Pension Plans – U.S.
Mr. DesPrez earns pension benefits through plan membership in the following retirement plans:

•	John Hancock Life Insurance Company (U.S.A.) Cash Balance Plan–formerly Manulife Financial U.S. Cash Balance Plan – (“John Hancock U.S.A. Pension Plan”);

•	Manulife Financial U.S. Supplemental Cash Balance Plan (“John Hancock U.S.A. Supplemental Pension Plan”); and

•	John Hancock Life Insurance Company (U.S.A.) 401(k) Savings Plan (“John Hancock U.S.A. 401(k) Plan”).
John Hancock U.S.A. Pension Plan
Under this defined benefit pension plan, a notional account is established for each participant. The account receives Company contribution credits based on credited service and eligible compensation. Eligible compensation is calculated as base salary and bonus. The account earns semi-annual interest credits based on the yield of one-year Treasury Constant Maturities in effect on the last business day of each month in the 12-month period ending on the November 30 of the preceding calendar year plus .25%, subject to a minimum interest credit of 5.25%. The yearly maximum amount of eligible compensation allowed under the qualified plan in 2005 was $210,000. Benefits payable at the normal retirement age of 65 are determined by the value of the employee’s cash balance account at their pension commencement date. The normal form of pension payment under the John Hancock U.S.A. Pension Plan is a life annuity, with various other choices available, including a lump sum payment. The pension benefit is not subject to any deduction or offset for U.S. Social Security.
John Hancock U.S.A. Supplemental Pension Plan
Executive officers are also eligible for benefits under the John Hancock U.S.A. Supplemental Pension Plan. This is a non-contributory, non-qualified defined benefit plan. During the period of an executive’s active participation in the plan, annual company contribution credits are made on the portion of the executive’s eligible compensation in excess of $210,000 for 2005. Interest is credited under this plan at the same rate as the John Hancock U.S.A. Pension Plan. The normal form of payment under the plan is a modified lump sum. Benefits are paid over 18 months beginning the month following six months from separation of employment.
Contribution Credits for John Hancock U.S.A. Pension Plan and John Hancock U.S.A. Supplemental Pension Plan

	% Eligible	% Eligible
	Compensation	Compensation
Years of Credited Service	up to $210,000	over $210,000

1 – 5	4	4
6 – 10	5	5
11 – 15	7	5
16 – 20	9	5
21 or more	11	5

Projected Estimated Pension Benefits at Age 65 Payable as an Annual Annuity from John Hancock U.S.A. Pension Plan and John Hancock U.S.A. Supplemental Pension Plan

Estimated Annual Benefits Payable (US$)

	Years of Credited Service at Retirement

Eligible Compensation	10	15	20	25	30	35

$ 400,000	$19,000	$36,000	$59,900	$92,800	$135,500	$190,800

$ 600,000	$28,500	$53,000	$86,600	$132,100	$191,000	$267,400

$ 800,000	$38,100	$70,000	$113,300	$171,300	$246,600	$344,100

$ 1,000,000	$47,600	$87,000	$140,000	$210,600	$302,100	$420,700

$ 1,500,000	$71,400	$129,500	$206,700	$308,800	$441,000	$612,400

$ 2,000,000	$95,100	$171,900	$273,400	$406,900	$579,900	$804,000

Notes:
The amounts set forth in the table above assume:
•	Level annual compensation in all years of employment.
•	Cash balance accounts are credited with the 2005 semi-annual compounded interest rate of 5.25% for future years and are converted to annuities based on the 4.89% interest rate and mortality table prescribed for 2005 conversions.
          38      MFC Proxy Circular

Additional Pension Disclosure – U.S.
For purposes of providing more disclosure to shareholders, the following table shows, for each Named Executive Officer participating in the John Hancock U.S.A. Pension Plan and the John Hancock U.S.A. Supplemental Pension Plan:

•	Years of credited service as at December 31, 2005 and as at the normal retirement age of 65;

•	Estimated annual benefit payable assuming retirement at December 31, 2005 and at the normal retirement age of 65; and

•	A reconciliation of the accrued obligation from December 31, 2004 to December 31, 2005.

	Years of Service		Annual Benefit Payable[1]
	(Years)		(US$)		Accrued			Accrued	Account
					Obligation at		Other Change	Obligation at	Balance at
					December 31,	2005	in Obligation in	December 31,	December 31,
	December 31,		December 31,		2004[2]	Service Cost[3]	2005[4]	2005[5]	2005
Name	2005	Age 65	2005	Age 65	(US$)	(US$)	(US$)	(US$)	(US$)

John DesPrez, III	15.0	31.0	$43,200	$369,000	$771,000	$65,000	$145,000	$981,000	$697,000

[1]	Based on current eligible compensation and credited service to date/age stated.

[2]	The accrued obligation is the value of the projected pension earned for service to December 31, 2004. The value has been determined using the same actuarial assumptions as for determining the pension plan obligations at December 31, 2004 as disclosed in Note 18 of the Company’s 2004 consolidated financial statements and by using the actual eligible compensation for 2004.

[3]	The 2005 service cost is the value of the projected pension earned for the current year of service. The value has been determined as at December 31, 2005, using the same actuarial assumptions as for determining the pension plan obligations at December 31, 2005 as disclosed in Note 17 of the Company’s 2005 consolidated financial statements and by using the actual eligible compensation for 2005.

[4]	Other changes in the obligation in 2005 include the impact of any differences between actual and assumed compensation, promotions, plan amendments, amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions and experience gains and losses.

[5]	The accrued obligation is the value of the projected pension earned for service to December 31, 2005. The value has been determined using the same actuarial assumptions as for determining the pension plan obligations at December 31, 2005 as disclosed in Note 17 of the Company’s 2005 consolidated financial statements and by using the actual eligible compensation for 2005.
Notes:

•	The values shown above include pension benefits provided by the John Hancock U.S.A. Pension Plan and the John Hancock U.S.A. Supplemental Pension Plan.
•	Under the Change in Control provisions of Mr. DesPrez’s Change in Control agreement, Mr. DesPrez’s pension benefits will continue to accrue during the severance payment period.
•	In accordance with Canadian generally accepted accounting principles, the amounts above make no allowance for the different tax treatment of the portion of pension not paid from the qualified plan.
•	All amounts shown above are estimated based on assumptions, and represent contractual entitlements that may change over time.
•	The method and assumptions used to determine estimated amounts will not be identical to the method and assumptions used by other issuers and as a result, the figures may not be directly comparable across issuers.
The John Hancock U.S.A. Pension Plan is a funded qualified plan whereas the John Hancock U.S.A. Supplemental Pension Plan is a non-qualified unfunded plan. Following the methods prescribed by the Canadian Institute of Chartered Accountants, the John Hancock U.S.A. Pension Plan has an unfunded liability of US$13,882,000 as at December 31, 2005 whereas the John Hancock U.S.A. Supplemental Pension Plan has unfunded liabilities of US$33,239,000 of which US$22,027,000 has been charged to earnings as at December 31, 2005.
John Hancock U.S.A. 401(k) Plan
The John Hancock U.S.A. 401(k) Plan is available to employees on a voluntary basis. Employees may elect to contribute a percentage of their eligible salary up to a maximum of 50% of salary. The Company matches the participant’s contribution at 100%, to a maximum match of 4% of salary. Contributions are deposited into a participant’s account and are invested based on the investment elections made by the participant. The Company portion of a participant’s account balance vests over three years with 50% vesting after two years of service and 100% vesting after three years of service. A participant account is distributed when the participant leaves the Company or becomes permanently disabled.
The aggregate value of the John Hancock U.S.A. 401(k) Plan account for Mr. DesPrez is US$345,200 as at December 31, 2005.
MFC Proxy Circular       39

Supplemental Information – Total Compensation and Performance of Named Executive Officers
The following profiles are intended to provide shareholders with an indication of the total compensation for each Named Executive Officer, in relation to their performance in 2005. When determining annual compensation for Named Executive Officers, the Governance and Compensation Committees consider the competitiveness of all aspects of compensation, the relative performance of peers in the previously stated peer comparator group, and the individual performance of each Named Executive Officer. While the decisions that took place in early 2006 in respect of salaries, stock options and RSU awards for the Named Executive Officers do not have to be reported by the Company in this Proxy Circular, the Company believes that this information would provide a more comprehensive picture to shareholders than what is required in the previous pages of this Proxy Circular. This information is included below in the notes of the “Three Year Total Compensation 2003–2005” for each Named Executive Officer. Further details on Named Executive Officer compensation are provided in the sections “Statement of Executive Compensation” and “Pension Plans.”

Dominic D’Alessandro
President and
Chief Executive Officer
Age: 59
Length of Service: 12 years
Location: Toronto, Canada

Mr. D’Alessandro has led the Company over the past 12 years to become the 4th largest life insurance company in the world, the largest life insurance company in Canada and the 2nd largest public company in Canada based on a market capitalization of approximately $54.1 billion. As President, Mr. D’Alessandro is a member of the Board of Directors, and is the Chairman of the Company’s Executive and Management Committees. Contributing to the success of the company are 46,000 employees and agents worldwide.

Performance in 2005

A summary of Mr. D’Alessandro’s performance in 2005 can be found in the section “Report on the President and CEO Compensation.”

Three Year Total Compensation 2003 – 2005

	Cash Compensation[1]		Equity

Year	Salary	Bonus	RSU Grant			Stock Option	Total Direct	Pension	Total
			Value			Grant Value	Compensation	Service Cost	Compensation

2005	$1,211,867	$3,462,300		$4,225,000		$4,225,000	$13,124,167	$1,704,000	$14,828,167
2004	$1,281,958	$3,700,800		$3,748,525		$3,748,525	$20,029,658	$1,587,000	$21,616,658
			+	$3,431,750	[2]
			+	$4,118,100	[2]
2003	$1,237,500	$3,670,000		$2,470,819		$3,028,860	$10,407,179	$1,404,000	$11,811,179

Notes:
 •  Effective March 1, 2006, base salary increased to US$1,100,000, or Cdn.$1,320,000 using an exchange rate of Cdn$1.20 per US$1.
 •  On February 15, 2006, RSUs and stock options worth Cdn$3,900,000 and Cdn$3,900,000 respectively were awarded.
 Aggregate Holdings of DSUs, RSUs and Stock Options
The following table shows the aggregate number of DSUs, RSUs and stock options held and the value of these as at March 1, 2006.

DSUs		RSUs		Stock Options

				Exercisable		Unexercisable
(#)	Value ($)	(#)	Value ($)	(#)	Value ($)[3]	(#)	Value ($)[3]

330,248	$ 23,972,702	361,010	$ 26,205,716	2,451,021	$ 87,870,374	719,332	$ 10,226,972

Note: All footnote references can be found on pg. 44.

          40      MFC Proxy Circular

Peter Rubenovitch
Senior Executive Vice
President and
Chief Financial Officer
Age: 54
Length of Service: 10 years
Location: Toronto, Canada

Mr. Rubenovitch is accountable for managing all financial matters of the Company. He is responsible for Enterprise Risk Management, Actuarial, Controllers, Taxation, Treasury, Investor Relations, Reinsurance and other financial functions company-wide. He is the Chairman of the Company’s Credit Committee and a member of the Company’s Executive and Management Committees.

Performance in 2005

In 2005, Mr. Rubenovitch focused on the financial integration of the John Hancock / Maritime Life businesses and their diverse valuation and accounting regimes and systems. These complex tasks were successfully completed along with the expected expense synergies, to which the market has responded favourably. The Company’s capital position remains strong providing significant financial flexibility. Rating agencies continue to regard the Company positively and have raised the ratings on the John Hancock companies. The Company’s risk and credit management remains both prudent and effective with the integrated risk measurement framework now in place. SOX initiatives proceeded smoothly, requiring substantial resources and attention. Reinsurance had a strong sales year, however earnings were below expected levels, primarily as a result of hurricane-related losses.

Three Year Total Compensation 2003 – 2005

	Cash Compensation[1]		Equity

Year	Salary	Bonus	RSU Grant		Stock Option	Total Direct	Pension	Total
			Value		Grant Value	Compensation	Service Cost	Compensation

2005	$716,924	$812,671	$800,000		$800,000	$3,129,595	$631,000	$3,760,595
2004	$650,910	$1,110,240	$687,115		$687,115	$4,991,630	$625,000	$5,616,630
			+ $1,856,250	[2]
2003	$485,000	$812,500	$1,490,350		$581,540	$3,369,390	$429,000	$3,798,390

Notes:
 •  Effective March 1, 2006, base salary was increased to US$620,000, or Cdn$744,000 using an exchange rate of Cdn$1.20 per US$1.
 •  On February 15, 2006, RSUs and stock options worth Cdn$750,000 and Cdn$750,000 respectively were awarded.
 Aggregate Holdings of DSUs, RSUs and Stock Options
The following table shows the aggregate number of DSUs, RSUs and stock options held and the value of these as at March 1, 2006.

DSUs		RSUs		Stock Options

				Exercisable		Unexercisable
(#)	Value ($)	(#)	Value ($)	(#)	Value ($)[3]	(#)	Value ($)[3]

83,709	$ 6,076,436	76,681	$ 5,566,274	324,936	$ 10,659,516	136,197	$ 1,921,560

Note: All footnote references can be found on pg. 44.

MFC Proxy Circular       41

Donald A. Guloien
Senior Executive Vice
President and
Chief Investment Officer
Age: 48
Length of Service: 25 years
Location: Toronto, Canada

Mr. Guloien is the Chief Investment Officer and a member of the Company’s Executive and Management Committees. He is responsible for the global investment portfolio of MFC Global Investment Management. Under Mr. Guloien’s leadership, MFC Global managed $173 billion of Manulife general fund assets, $63 billion of third party assets, and effective January 1, 2006 an additional $28 billion of assets from John Hancock Advisers for a total of $264 billion. MFC Global Investment Management is responsible for a broad range of public and private investments including equities, government and corporate bonds, mortgages, real estate, oil and gas, timber, farmland, and structured products. MFC Global Investment Management employs approximately 2,000 people and has offices in Toronto, Boston, Hong Kong, Tokyo and London.

Performance in 2005

Investment operations achieved superb results in 2005; performance against benchmarks was strong, asset mix was favourably positioned, credit provisions were below plan and despite generally lower market rates, the portfolio yield was ahead of last year at 6%. A number of highly successful transactions were consummated, adding to investment income and management fees. Assets managed for third parties grew by over $10 billion, with the Company’s mutual funds having a particularly strong year, leading all major Canadian fund companies with a 60% increase in retail mutual fund assets.

Three Year Total Compensation 2003 – 2005

	Cash Compensation[1]		Equity

Year	Salary	Bonus	RSU Grant		Stock Option	Total Direct	Pension	Total
			Value		Grant Value	Compensation	Service Cost	Compensation

2005	$716,924	$1,246,428	$800,000		$800,000	$3,563,352	$438,000	$4,001,352
2004	$650,910	$1,221,264	$687,115		$687,115	$5,102,654	$296,000	$5,398,654
			+ $1,856,250	[2]
2003	$485,000	$812,500	$1,490,350		$581,540	$3,369,390	$197,000	$3,566,390

Notes:
 •  Effective March 1, 2006, base salary was increased to US$700,000, or Cdn$840,000 using an exchange rate of Cdn$1.20 per US$1.
 •  On February 15, 2006, RSUs and stock options worth Cdn$1,150,000 and Cdn$1,150,000 respectively were awarded.
 Aggregate Holdings of DSUs, RSUs and Stock Options
The following table shows the aggregate number of DSUs, RSUs and stock options held and the value of these as at March 1, 2006.

DSUs		RSUs		Stock Options

				Exercisable		Unexercisable
(#)	Value ($)	(#)	Value ($)	(#)	Value ($)[3]	(#)	Value ($)[3]

74,598	$ 5,415,069	82,089	$ 5,958,841	268,936	$ 8,526,476	159,711	$ 1,921,560

Note: All footnote references can be found on pg. 44.

          42      MFC Proxy Circular

John D. DesPrez III
Senior Executive Vice
President and
President and CEO,
John Hancock
Financial Services, Inc.
Age: 49
Length of Service: 15 years
Location: Boston, U.S.A.

Mr. DesPrez is responsible for John Hancock Financial Services Inc., the U.S. division of the Company. John Hancock’s core businesses include Life Insurance, Variable and Fixed Annuities, Long-Term Care Insurance, Retirement Plan Services (401k), Guaranteed and Structured Financial Products, Mutual Funds and College Savings Plans. Mr. DesPrez is a member of the Company’s Executive and Management Committees.

Performance in 2005

John Hancock 2005 premiums and deposits were $37,024 million, with funds under management of $236,783 million. For the year ended December 31, 2005, shareholders’ net income in the U.S. was $1,482 million, compared to $1,076 million in 2004. In 2005, John Hancock U.S. Protection and Wealth Management contributed 45% of the Company’s shareholders’ net income, 60% of premiums and deposits and as at December 31, 2005, accounted for 64% of the Company’s funds under management. There are 5,500 John Hancock employees, located primarily in the U.S. and Canada.
In mid 2005, Mr. DesPrez assumed responsibility for the U.S. Protection and Wealth operations. All U.S. entities and products were re-branded under the John Hancock name. Targeted merger-related expense synergies were achieved and the new product and distribution platforms were exploited to create very successful cross-selling results for the merged companies. Variable annuity and traditional life insurance sales increased 33% and 15% respectively, with both ending the year in the top three of market share. The John Hancock Financial Network and affiliated agent system enjoyed a 17% increase in sales over 2004. The Mutual Fund strategy was revitalized and the Guaranteed & Structured Financial Products business was realigned opportunistically. Earnings increased 38% over 2004.

Three Year Total Compensation 2003 – 2005

	Cash Compensation		Equity

Year	Salary	Bonus	RSU Grant		Stock Option	Total Direct	Pension	Total
			Value		Grant Value	Compensation	Service Cost	Compensation

2005	$724,800	$1,246,428	$800,000		$800,000	$3,571,228	$78,000	$3,649,228
2004	$695,742	$1,110,240	$821,655		$821,655	$5,090,442	$71,500	$5,161,942
			+ $1,641,150	[2]
2003	$676,170	$1,069,849	$1,490,350		$581,540	$3,817,909	$72,900	$3,890,809

Notes:
 •  Effective March 1, 2006, base salary was increased to US$700,000, or Cdn$840,000 using an exchange rate of Cdn$1.20 per US$1.
 •  On February 15, 2006, RSUs and stock options worth Cdn$1,150,000 and Cdn$1,150,000 respectively were awarded.
 Aggregate Holdings of DSUs, RSUs and Stock Options
The following table shows the aggregate number of DSUs, RSUs and stock options held and the value of these as at March 1, 2006.

DSUs		RSUs		Stock Options

				Exercisable		Unexercisable
(#)	Value ($)	(#)	Value ($)	(#)	Value ($)[3]	(#)	Value ($)[3]

–	–	80,629	$ 5,852,859	349,136	$ 11,207,674	165,711	$ 2,068,800

Note: All footnote references can be found on pg. 44.

MFC Proxy Circular       43

Bruce Gordon
Senior Executive Vice
President and General
Manager, Canada
Age: 62
Length of Service: 17 years
Location: Waterloo, Canada

Mr. Gordon is responsible for the Company’s Canadian operations. Core businesses include Individual Insurance, Affinity, Wealth Management, Employee Benefits and Group Pensions. A member of the Company’s Executive and Management Committees, Mr. Gordon has led the Company’s Canadian Division through five years of successful growth.

Performance in 2005

Canadian Division 2005 premiums, premium equivalents and deposits exceeded $13.5 billion, with funds under management of more than $69 billion. For the year ended December 31, 2005, shareholders’ net income for the Canadian Division was $809 million, an increase from the $614 million reported in 2004. In 2005, Canadian Division contributed 25% to the Company’s shareholders’ net income, 22% of total premiums and deposits and accounted for 18% of the Company’s funds under management. There are 6,500 Canadian Division employees located in Canada.

In 2005, under Mr. Gordon’s leadership, Canadian Division completed the integration of Maritime Life, resulting in both expense and revenue synergies at or above plan. At the same time, market share gains were achieved in six out of seven product lines through product innovation and distribution expansion, while still delivering excellent customer service in each business. Group Savings and Retirement had a particularly strong year with a 65% increase in new sales and a 20% increase in the in-force block. Manulife Bank of Canada had strong growth for the 4th straight year and is becoming a more visible contributor to the Division’s profits.

Three Year Total Compensation 2003 – 2005

	Cash Compensation		Equity

Year	Salary	Bonus	RSU Grant		Stock Option	Total Direct	Pension	Total
			Value		Grant Value	Compensation	Service Cost	Compensation

2005	$562,500	$839,776	$650,000		$650,000	$2,702,276	$293,000	$2,995,276
2004	$491,667	$819,910	$499,720		$499,720	$3,310,998	$218,000	$3,528,998
			+ $999,981	[2]
2003	$431,250	$729,963	$1,272,250		$363,460	$2,796,923	$182,000	$2,978,923

Notes:
 •  Effective March 1, 2006, base salary was increased to Cdn$600,000.
 •  On February 15, 2006, RSUs and stock options worth Cdn$700,000 and Cdn$700,000 respectively were awarded.
 Aggregate Holdings of DSUs, RSUs and Stock Options
The following table shows the aggregate number of DSUs, RSUs and stock options held and the value of these as at March 1, 2006.

DSUs		RSUs		Stock Options

				Exercisable		Unexercisable
(#)	Value ($)	(#)	Value ($)	(#)	Value ($)[3]	(#)	Value ($)[3]

44,650	$ 3,241,144	51,954	$ 3,771,341	188,129	$ 5,933,087	110,737	$ 1,406,108

[1]	Base salary and bonus for Dominic D’Alessandro, Peter Rubenovitch and Don Guloien are denominated in U.S. dollars and paid in Canadian dollars in recognition of the global nature of their roles. The decrease in Mr. D’Alessandro’s Canadian dollar salary and bonus in 2005 compared with 2004, is primarily a result of the strengthening of the Canadian dollar relative to the U.S. dollar during 2005.

[2]	Mr. D’Alessandro received a special RSU award in 2004 to recognize the successful completion of the John Hancock merger transaction. An additional special RSU award was made to each of the Named Executive Officers in 2004, with vesting dependent on the achievement of specified integration cost savings.

[3]	Value of unexercised in-the-money options as at March 1, 2006 is the difference between the exercise price of the options and the closing price of Common Shares on the TSX on February 28, 2006, which was $72.59.
          44      MFC Proxy Circular

Alignment of Named Executive Officer Compensation with Business Performance
To demonstrate the link between Named Executive Officer compensation and business performance, the following disclosure is provided to show cumulative Named Executive Officer compensation in 2003, 2004 and 2005 as a percentage of net income after tax. The Company’s cumulative Named Executive Officer compensation as a percentage of net income compares favourably to peer organizations.
Cumulative Named Executive Officer Compensation as a Percentage of Net Income After Tax
Note:

•	Total annual compensation includes salary, short-term incentive, mid-term incentive, long-term incentive and pension service cost.
MFC Proxy Circular       45

Securities Authorized for Issuance Under Equity Compensation Plans
The shareholders of the Company have approved all equity compensation plans instituted by the Company under which Common Shares may be issued (“Equity Plans”). A description of the material features of each Equity Plan can be found in the sections “Report on Executive Compensation” and “Board of Directors’ Compensation”. The following table sets out information about the Equity Plans of the Company as of December 31, 2005.

Number of securities
	to be issued	Weighted average of	Number of securities
	upon exercise of	exercise price of	remaining available
	outstanding options,	outstanding options,	for future issuance
	warrants and rights	warrants and rights	under Equity Plans

	(#)	($)	(#)

Equity compensation plans approved by security holders	19,252,137	$41.24	19,172,708

Pursuant to the merger with John Hancock Financial Services, Inc. (“John Hancock”), the Company assumed the equity compensation plans of John Hancock and the options, warrants and rights issued thereunder were converted to options, warrants and rights with respect to Common Shares. Of the Common Shares disclosed in the first column above, a total of 4,525,474 Common Shares were issuable upon the exercise of stock options outstanding under the John Hancock plans as of December 31, 2005.
          46      MFC Proxy Circular

Directors’ and Executive Officers’ Indebtedness
As of March 1, 2006, the aggregate indebtedness to the Company of all officers, Directors and employees and former officers, Directors and employees of the Company or its subsidiaries, excluding routine indebtedness, amounted to $1,709,585. As of March 1, 2006, no Director had any indebtedness to the Company. In addition, as of March 1, 2006, no executive officer had any indebtedness to the Company, other than routine indebtedness. Any loans to executive officers are in compliance with the provisions of the Sarbanes-Oxley Act of 2002.
Directors’ and Officers’ Insurance
The Company maintains a Directors’ and Officers’ Liability Insurance policy with a policy limit of US$150 million. The current policy expires March 31, 2006 and has an annual premium of US$4.3 million. The policy is renewed annually.
The policy provides protection to Directors and Officers against liability incurred by them in their capacities as Directors and Officers of the Company and its subsidiaries. The policy also provides protection to the Company for claims made against Directors and Officers. The Company has contractually indemnified Directors and Officers, as is required or permitted under applicable statutory or by-law provisions.
Directors’ Approval
This Proxy Circular is dated as of March 15, 2006, and except as otherwise indicated all the information contained in this Proxy Circular is given as of that date. The Board of Directors of the Company has approved the contents and the distribution of this Proxy Circular to shareholders.
Signed,
Angela K. Shaffer
Corporate Secretary
March 15, 2006
Additional Information
Financial information of the Company is provided in the Company’s consolidated financial statements for the year ended December 31, 2005 and management’s discussion and analysis of the Company’s financial condition and results of operations for 2005.
The Company’s annual information form includes additional information on the Audit Committee in the section entitled “Audit and Risk Management Committee”, including the Audit Committee’s charter and composition and the relevant education and experience of its members. To obtain a copy of the Company’s latest annual information form, the audited annual financial statements, management’s discussion and analysis of the Company’s financial condition and results of operations for 2005, any interim financial statements filed after the filing of the most recent annual financial statements, this Proxy Circular, or other information on the Company, please visit the Company’s profile on www.sedar.com or our website at www.manulife.com or, alternatively, you may send your request to:
Shareholder Services
Manulife Financial Corporation
200 Bloor Street East
Toronto, ON M4W 1E5
Telephone: 1-800-795-9767
Fax:  416-926-3503
E-Mail:  shareholder services@manulife.com
MFC Proxy Circular       47

Schedule “A”
Statement of Corporate Governance Practices
The corporate governance practices of Manulife Financial Corporation (the “Company”) meet or exceed the standards set out in the Insurance Companies Act (Canada) (“Insurance Companies Act”), Canadian Securities Administrators’ Multilateral Instrument 52-109 (the “Certification Instrument”), Canadian Securities Administrators’ Multilateral Instrument 52-110 (the “Audit Committee Instrument”) and the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201 and National Instrument 58-101 (the “Governance Instrument”). The Company’s corporate governance practices also comply with applicable requirements of the Sarbanes-Oxley Act of 2002 (“SOX”), including any U.S. Securities and Exchange Commission (“SEC”) rules under SOX, as well as the domestic issuer standards of the New York Stock Exchange Corporate Governance Rules (the “NYSE Rules”).
The following Statement of Corporate Governance Practices highlights various elements of the Company’s corporate governance program.

Requirement	Comply	Governance Practice

Mandate of the Board of Directors Insurance Companies Act Governance Instrument NYSE Rules	✓	• The Board of Directors of the Company is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board’s general responsibilities are set out in the Board Mandate and are communicated to Directors through the Company’s Directors’ Manual: Duties and Responsibilities of the Board of Directors of Manulife Financial. The Mandate of the Board is as follows:
– Understanding and meeting the duties and performance standards expected of the Board and each Director under (i) the Company’s governing statute, the Insurance Companies Act; (ii) other applicable statutes and regulatory regimes; and (iii) the expectations of shareholders and stakeholders of the Company.
– Adopting a strategic planning process and annually approving a strategic business plan for the Company under which the Board reviews (i) the opportunities and risks of the Company’s businesses; (ii) the operational structure of the Company and its subsidiaries, including thorough review of the Company’s lines of business; and (iii) frequent input from management on the continuing development of and the Company’s performance against the strategic plan.
– Monitoring appropriate procedures for identifying the principal risks of the Company’s business, implementing appropriate systems to address these risks and receiving frequent updates on the status of risk management activities and initiatives.
– Supervising the succession planning processes at the Company, including the selection, appointment, development, evaluation and compensation of the Chair of the Board, Chief Executive Officer (“CEO”), Board members and the senior management team.
– Satisfying itself as to the integrity of the CEO and executive officers and the creation of a culture of integrity throughout the Company. Promoting that culture of integrity both through the actions of the Board and its individual Directors and through the Board’s interaction with and expectations of management.
– Ensuring the integrity of the Company’s internal controls and management information systems by establishing appropriate internal and external audit and control systems and by receiving frequent updates on the status of those systems.
– Considering and approving all Company activities relating to major capital expenditures, raising capital, allocation of resources to the Company’s lines of business, organizational restructurings and other major financial activities as set out in the Company’s Administrative Resolutions and Investment Policy.

          48      MFC Proxy Circular

Requirement	Comply	Governance Practice

– Regularly reviewing the Company’s Disclosure Policy and approving all material disclosure items prior to disclosure in accordance with the Disclosure Policy.
– Overseeing the development of the Company’s approach to corporate governance.
– Developing and communicating the Board’s expectations to individual Directors as they are updated and refined.
– Receiving feedback from stakeholders via shareholder proposals, communications to the non-management group of Directors (which may be sent to the independent Chair of the Board, c/o the Corporate Secretary) and review of any concerns received under the Protocol for Receipt and Treatment of Complaints and Employee Concerns.

Independence of the Board Audit Committee Instrument Governance Instrument NYSE Rules SOX	✓	• The Board annually reviews the independence of the Directors. To assist in determining the independence of the Directors, all Directors are required to complete a questionnaire relating to their Company shareholdings and business relationships.
•    All but one member of the current Board is independent under Section 2 of the NYSE Rules, Section 301 of SOX and Section 1.2 of the Governance Instrument. Dominic D’Alessandro is not independent because he is the Company’s President and CEO.
• The Board has determined that no other Director is in a relationship with the Company that would cause the Director to lose his or her status as independent.

Independence of the Chair of the Board Governance Instrument NYSE Rules	✓	• The positions of Chair and CEO are separate.
•    The Chair is an independent Director.
• The Chair’s mandate is to ensure that the Board carries out its responsibilities effectively and separately from management.

Board Composition Insurance Companies Act Governance Instrument NYSE Rules	✓	• The Corporate Governance and Nominating Committee (the “Governance Committee”) is responsible for identifying qualified candidates for nomination to the Board. The Governance Committee:
    – Develops and recommends to the Board criteria for the selection of new Directors, periodically reviews the criteria adopted by the Board and recommends changes to such criteria.
    – Maintains a Directors’ Matrix identifying the required skills and characteristics of the Directors.
    – Annually reviews the skills, areas of expertise, backgrounds, independence and qualifications of the members of the Board.
    – Identifies and recommends to the Board individuals qualified and suitable to become Board members, taking into consideration any gaps identified in the Directors’ Matrix.
– Maintains an evergreen list of candidates for the Board and delegates to the Chair the responsibility for approaching Board candidates. Candidates meet with the Chair and the CEO prior to nomination or appointment to review expected contributions and commitment requirements.
• The Board will consider a nomination of a candidate for the Company’s Board of Directors from a shareholder that is submitted in accordance with the Insurance Companies Act. A proper nomination must be submitted by shareholder proposal, signed by the holders of shares representing in aggregate not less than five per cent of the shares of the Company entitled to vote at the meeting to which the proposal is being submitted.

MFC Proxy Circular       49

Requirement	Comply	Governance Practice

Position Descriptions for Chair, Committee Chairs, CEO and Individual Directors Governance Instrument NYSE Rules	✓	• Position descriptions outlining the accountabilities for the Chair, the Chairs of Board committees, the CEO, the Board of Directors and individual Directors can be found on the Corporate Governance page of the Company’s website or can be obtained by contacting the Corporate Secretary.
• The Charter of the Board of Directors can be found on the Corporate Governance page of the Company’s website and is available on request from the Corporate Secretary.

Director Information, Education and Orientation Governance Instrument	✓	• The Company provides an orientation program for new Directors, as well as an ongoing continuing education program for all Directors. The orientation program includes:

    – New Director’s Welcome Package which provides information about the Company, the Proxy Circular, Annual Report, Report to Policyholders, organizational information about the Board and its meetings and the Directors’ information requirements from insurance and securities regulators.
– Directors’ Manual which provides a comprehensive outline of the duties and responsibilities, the structure and the committees of the Board. The Directors’ Manual includes the charters, the regulatory compliance program, the incorporating documents, by-laws, administrative resolutions, Directors’ policies, Company policies and the Code of Business Conduct and Ethics and a Glossary of Terms.
– New Directors meet with the Chair, the CEO and other members of management to discuss the Company’s strategies, operations and functions.
• The Company provides a continuing education program which includes:
– Directors’ seminars and divisional presentations to the Board, to provide in-depth reviews of key businesses and functions. In 2005, seminars included: U.S. long-term care and fixed income businesses; Manulife Bank; U.S. mutual funds, annuities and life insurance business; risk management; trends in executive compensation; and the John Hancock Life Insurance Division’s distribution strategy.
– On-site visits to the Company’s operations. In recent years, Directors have visited the Company’s Canadian operations in Kitchener-Waterloo and the Company’s U.S. operations in Boston. In 2006 the Directors will visit the Company’s Asian operations.
– Directors may seek additional professional development education at the expense of the Company.

Board Access to Management Governance Instrument NYSE Rules	✓	• The Company provides both formal and informal means for the Board to interact with management. Directors have access to management to discuss matters that they may wish to pursue.

          50      MFC Proxy Circular

Requirement	Comply	Governance Practice

Board Committee Membership Standards Audit Committee Instrument Governance Instrument NYSE Rules	✓	• The Board relies heavily on its committees to fulfill its mandate and meet its responsibilities. Committees of the Board allow Directors to share responsibility and devote the necessary resources to a particular area or issue. There are currently four standing committees of the Board: the Audit and Risk Management Committee (“Audit Committee”); the Conduct Review and Ethics Committee (“Ethics Committee”); the Governance Committee; and the Management Resources and Compensation Committee (“Compensation Committee”). All committees have the following common characteristics:
    – All committees are comprised solely of independent Directors.
    – Each committee has a written charter setting out its responsibilities. Each committee tracks its compliance with its charter at each meeting throughout the year. The charters and the scorecards are available on the Company’s website or by writing to the Corporate Secretary.
    – Each committee is required to report and seek approvals as required from the Board after each of its meetings. Committees meet without any members of management present (“in camera”) at each meeting.
    – Each committee is required to review its performance and its charter annually.
– The Board reviews and rotates the membership of its committees.

Audit and Risk Management Committee Audit Committee Instrument Insurance Companies Act Governance Instrument NYSE Rules SOX	✓	• The Board has reviewed the membership of the Audit Committee and has determined that no member serves on more than three other audit committees of publicly traded companies and that no member’s ability to serve the Audit Committee is impaired in any way.
•    Financial statements are presented for review by the Audit Committee at meetings scheduled prior to Board meetings. The Audit Committee provides a report and recommendation to the Board with respect to financial disclosure of the Company.
•    The Audit Committee has established the Protocol for Approval of Audit and Permitted Non-Audit Services. Under this Protocol, the Audit Committee annually reviews and pre-approves recurring audit and non-audit services that are identifiable for the coming year. This Protocol also requires that any audit or non-audit services that are proposed during the year be approved by the Audit Committee, or by a member appointed by the Audit Committee for this purpose.
•    The Board reviews annually the membership of the Audit Committee to confirm that all members are financially literate, as required by the Audit Committee Instrument and the NYSE Rules and that at least one member can be designated as a financial expert as required by SOX. The Board has determined that all members are financially literate and possess the necessary qualifications to be designated as Audit Committee Financial Experts.
•    The Audit Committee has direct communication, including separate meetings with each of the internal auditor, the independent auditor, the Appointed Actuary, management and the Company’s principal regulator, the Office of the Superintendent of Financial Institutions (Canada).
• The Board considers all principal risks facing the Company, as well as the measures either proposed or already implemented to manage these risks. The Audit Committee ensures that comprehensive risk management policies and processes, internal controls and management information systems are in place and updated regularly to mitigate the Company’s exposures.

MFC Proxy Circular       51

Requirement	Comply	Governance Practice

Conduct Review and Ethics Committee Insurance Companies Act Governance Instrument	✓	• The Ethics Committee oversees the procedures relating to conflicts of interest, customer complaints, related party transactions and protection of confidential information.
• The mandate of the Ethics Committee includes an annual review of the Company’s Code of Business Conduct and Ethics and a review of the Company’s compliance with legal requirements.

Management Resources and Compensation Committee Governance Instrument NYSE Rules	✓	• The Compensation Committee oversees the Company’s global human resources strategy and the effective utilization of human resources, focusing on management succession, development and compensation. The Compensation Committee is responsible for:
    – Approving the appointment of and providing proper development, compensation and review of senior management.
    – Reviewing and approving annually the appointment, succession, remuneration and performance of the senior executives, excluding the CEO. The annual performance assessment and compensation review of the CEO is performed by the Governance Committee.
– Reviewing annually the compensation policies, including base pay, incentive, pension and benefit plans and making recommendations to the Board.

Corporate Governance Governance Instrument NYSE Rules	✓	• The Governance Committee is responsible for assisting the Board in overseeing the Company’s corporate governance program, including:
    – Recommendation of governance policies, practices and procedures to the Board for its consideration and approval.
    – Regular review of the structure, mandate and composition of the Board and Board committees and annual approval of the Company’s Statement of Corporate Governance Practices.
– In 2005, the Governance Committee recommended for approval by the Board a policy whereby Directors who do not receive a majority of votes in favour will be required to submit their resignation to the Governance Committee, and the Board will, in the absence of extenuating circumstances, accept the resignation.

Independent Directors’ Meetings Governance Instrument NYSE Rules	✓	• Each meeting of the Board and of its committees is followed by an in camera meeting, at which the independent Chair of the Board or the independent Chair of one of the committees of the Board acts as Chair. Non-independent Directors and management do not attend.
•    Shareholders wishing to contact independent Directors of the Company may write to the Chair of the Board, in care of the Corporate Secretary, at the head office of the Company.
• The Board also holds meetings at which non-independent Directors and members of management are not in attendance. In 2005, one such meeting was held among the independent Directors.

Retention of Outside Advisors by Directors Audit Committee Instrument Governance Instrument NYSE Rules	✓	• The Board and its committees may retain outside advisors at the Company’s expense, as they deem necessary.
•    The Governance, Compensation and Audit Committees retained outside advisors in 2005.
• Individual Directors may also retain outside advisors, at the Company’s expense, to provide advice on any matter before the Board or a Board committee, with the approval of the Governance Committee.

          52      MFC Proxy Circular

Requirement	Comply	Governance Practice

Director Compensation Governance Instrument NYSE Rules	✓	• The Board, with the assistance of the Governance Committee and independent external advisors, undertakes a biennial review of Director compensation to ensure that it meets the objective of properly aligning the interests of Directors with the long-term interests of the Company. During 2005, the Board engaged Mercer Human Resource Consulting, a recognized, independent external consultant to provide advice and guidance on executive and Director compensation issues. In 2005, this included leading a Directors’ education session on long-term management compensation. Mercer provides pension consulting, administration and actuarial services to Manulife in Canada, Japan and the UK. In addition, Mercer provides benefits consulting to Manulife in the U.S.
•    Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of joining the Board. Common and Preferred Shares of the Company and DSUs are considered equity for this purpose, while stock options are not. Directors are required to take compensation in shares or DSUs until minimum holdings are met.
• No stock options have been granted after 2002 to non-employee Directors and in 2004 the Board of Directors resolved to permanently discontinue stock option grants to non-employee Directors.

Board and CEO Evaluation Governance Instrument NYSE Rules	✓	• The Governance Committee conducts annual, formal evaluations of the Board, Board committees, the Chairman and the Directors. The process includes:
    – Annual evaluation meetings between the Chair and each Director to discuss Board performance, including a peer review.
    – Each Director completes biennial written Board Effectiveness and Director Self-Assessment Surveys.
    – The Board and Board committees are assessed against their mandates and charters.
    – Contributions of individual Directors are assessed against the Directors’ Matrix setting out the skills each individual Director is expected to provide.
    – The assessments of the Board, the committees and the Directors focus on identifying areas for improvement.
    – The results of the assessments are presented to the Governance Committee and the Board. The Governance Committee identifies areas for improvement, develops action plans and monitors the progress of these plans.
    – Annual in camera meeting of the independent Directors to review the results of the evaluations and to approve the Governance Committee’s plan for improvement.
    – Review of overall size and operation of the Board and its committees to ensure that they operate effectively.
    – Annual determination of whether a Director’s ability to serve the Company is not impaired by external obligations or by changes in his or her principal occupation or country of residence.
    – A normal retirement age of 72.
• Annually, the Governance Committee and the CEO set financial and non-financial objectives for the CEO, which are approved by the Board. The CEO’s performance is evaluated annually by the Governance Committee based on these objectives and on the Company’s performance.

MFC Proxy Circular       53

Requirement	Comply	Governance Practice

Code of Business Conduct and Ethics Governance Instrument NYSE Rules SOX	✓	• The Company has adopted the Code of Business Conduct and Ethics (“Code”), which applies to Directors, officers and employees, as well as others who perform services for or on behalf of the Company.
•    The Code complies with the requirements of the NYSE Rules, the SEC Rules and the Governance Instrument.
•    The Code is available on the Company’s website.
•    Annually, the Board reviews the Code with the assistance of the Ethics Committee.
• All employees of the Company, including the CEO, and the Board of Directors, annually sign an acknowledgement confirming their commitment to the Code and declare any material interest or conflict.

CEO and CFO Certification of Financial Statements Certification Instrument NYSE Rules SOX	✓	• The CEO and Chief Financial Officer certify the annual financial statements and quarterly financial statements as required by SOX and the Certification Instrument.
•    The CEO also provides an annual certification to the NYSE stating the CEO is not aware of any violations of the governance requirements in the NYSE Rules.
• The Company also submits Written Affirmations as required by the NYSE Rules.

Communication Policies Governance Instrument SOX	✓	• Policies have been established relating to the treatment and disclosure of information about the Company on a timely, accurate, understandable and broadly disseminated basis. Information relating to the Company is reviewed by the Legal, Investor Relations and Corporate Communications departments, senior management and others as required, for a determination of materiality and, if appropriate, public disclosure.
•    The Company has reviewed its disclosure policies and practices to ensure full, fair and timely disclosure of information.
•    The Company shares information with individual shareholders, institutional investors and financial analysts through its Investor Relations department and to the media and employees through its Corporate Communications department.
•    The Investor Relations department reports at each Board meeting on share performance, issues raised by shareholders and analysts, the Company’s institutional shareholder base and a summary of recent Investor Relations activities.
•    The Company’s website www.manulife.com features webcasts of the quarterly investor conference calls and presentations made by senior management to the investment community, as well as annual reports and other investor information.
• Shareholders can access voting results of all shareholder votes at the Company’s website or at www.sedar.com.

          54      MFC Proxy Circular

2005 Annual Report

Section 2	2005 Annual Report

56	Management’s Discussion and Analysis
93	Management’s and Auditor’s Report
95	Consolidated Financial Statements
100	Notes to the Consolidated Financial Statements
146	Source of Earnings
148	Embedded Value
150	Principal Subsidiaries
152	Officer Listing
153	Office Listing
154	Shareholder Information
2005 Annual Report – Table of Contents       55

Management’s Discussion and Analysis
Financial Performance
Manulife Financial is a leading global provider of financial protection and wealth management products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds. These services are provided to both individual and group customers in Canada, the United States and Asia. Manulife Financial also provides investment management services with respect to the Company’s general fund assets, segregated fund assets, and mutual funds, and to institutional customers. The Company also offers reinsurance services, specializing in life retrocession and property and casualty reinsurance.
On April 28, 2004, Manulife Financial and John Hancock Financial Services, Inc., including its Canadian subsidiary, The Maritime Life Assurance Company, completed the largest cross border merger in Canadian history, making the Company Canada’s largest life insurance company, and one of the largest life insurers worldwide.
In this document, the terms “Company” and “Manulife Financial” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.
Consolidated Net Income
The Company reported shareholders’ net income of $3,294 million for the year ended December 31, 2005, an increase of 29 per cent from $2,550 million reported in 2004. The 2005 earnings include a full twelve months earnings of John Hancock Financial Services, Inc. (“John Hancock”) compared to eight months (post-acquisition) in 2004. The increase in earnings was fueled by business growth, particularly in the wealth management business, favourable investment returns, merger related expense synergies and the positive impact of equity markets partially offset by the $204 million negative impact of the strengthening Canadian dollar. Current year changes to actuarial methods and assumptions increased earnings by $64 million compared to an $8 million increase in 2004. Included in the 2005 results were a number of non-recurring items that reduced earnings by $153 million. These items were: Property and Casualty reinsurance losses related to Hurricanes Katrina and Wilma of $281 million; costs to cover guarantees made to clients referred to Portus Alternative Asset Management Inc. of $40 million; a $26 million reduction in income related to the finalization of the John Hancock purchase equation; partially offset by an $85 million net gain related to the recognition of future tax assets in Japan; a $57 million gain related to cash received from the estate of Daihyaku Mutual Life Insurance Company related to the Japan business acquired in 2001; and $52 million of income resulting from a move to a less risky asset profile in the Japan Daihyaku block of business.
Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions, unless otherwise stated)	2005	2004	2003

Premium income	$18,587	$16,287	$10,540
Net investment income	9,618	7,823	4,419
Other revenue	3,842	2,857	1,547

Total revenue	$32,047	$26,967	$16,506

Policy benefits	$19,862	$17,026	$10,478
General expenses	3,576	3,050	2,011
Commissions	3,253	2,609	1,678
Interest expense	788	629	385
Premium taxes	244	208	119
Non-controlling interest in subsidiaries	2	20	(10)

Total policy benefits and expenses	$27,725	$23,542	$14,661

Income before income taxes	$4,322	$3,425	$1,845
Income taxes	(1,031)	(874)	(316)

Net income	$3,291	$2,551	$1,529
Less: net income (loss) attributed to participating policyholders	(3)	1	(10)

Net income attributed to shareholders	$3,294	$2,550	$1,539
Preferred share dividends	(14)	–	–

Net income available to common shareholders	$3,280	$2,550	$1,539

Diluted earnings per share	$4.07	$3.62	$3.31

Earnings per Common Share and Return on Common Shareholders’ Equity
Diluted earnings per common share grew by 12 per cent to $4.07 from $3.62 in 2004 and the return on common shareholders’ equity for the year ended December 31, 2005 was 14.1 per cent compared to 13.7 per cent for 2004.
Premiums and Deposits
Premiums and deposits for 2005 were $61.5 billion compared to $50.4 billion in 2004. This includes a full twelve months of premiums and deposits for John Hancock businesses in 2005, compared to eight months (post-acquisition) in 2004.
56      MFC 2005 Annual Report

General fund premiums increased to $18.6 billion in 2005 from $16.3 billion in 2004. Increases in general fund premiums were due to the acquisition of John Hancock, growth in Asia in-force business through acquisition and organic growth partially offset by lower premiums in Canadian Individual Wealth Management fixed interest products due to a consumer shift toward equity-based investments in segregated funds and the impact of a stronger Canadian dollar.
Segregated fund deposits increased by 27 per cent to $31.8 billion in 2005 from $25.1 billion in 2004. This growth was driven by record sales of variable annuities in the U.S. and Japan, reflecting the success of the new guaranteed minimum withdrawal benefit rider and expanded distribution in the U.S. and the impact of the distribution alliance with Mitsubishi UFJ Financial Group in Japan. Record deposits in John Hancock Retirement Plan Services (“RPS”, formerly Group Pensions), as well as growth in Canadian and Hong Kong wealth management businesses, also contributed to the increase. The growth in segregated fund deposits was dampened by the impact of the strengthening Canadian dollar.
Mutual fund deposits, ASO premium equivalents and other fund deposits increased primarily as a result of the full year impact of the John Hancock acquisition.
Premiums and Deposits

For the years ended December 31
(Canadian $ in millions)	2005	2004	2003

General fund premiums	$18,587	$16,287	$10,540
Segregated fund deposits	31,786	25,104	17,687
Mutual fund deposits	7,408	5,809	1,576
ASO premium equivalents	2,150	1,710	883
Other fund deposits	1,536	1,534	350

Total premiums and deposits	$61,467	$50,444	$31,036

Investment Income
Net investment income of $9.6 billion in 2005 increased by $1.8 billion from 2004. The 2005 net investment income reflects a full twelve months for John Hancock businesses in 2005, compared to eight months (post-acquisition) in 2004. The increases in interest rates and improved equity performance were partially offset by the impact of the strengthening Canadian dollar. Provisions against impaired assets of $140 million in 2005 were higher by $25 million than 2004 but continue to be favourable compared to the long-term actuarial assumptions.
Net Investment Income

For the years ended December 31
(Canadian $ in millions)	2005	2004	2003

Gross investment income	$9,112	$7,439	$3,990
Net provision for impaired assets	(140)	(115)	(5)
Amortization of net realized and unrealized gains	964	779	575
Investment expenses	(318)	(280)	(141)

Net investment income	$9,618	$7,823	$4,419

Yield	5.94%	5.68%	6.34%
Other Revenue
Other revenue increased to $3.8 billion in 2005 from $2.9 billion in 2004. The increase was due to a full twelve months for John Hancock businesses in 2005, compared to eight months (post-acquisition) in 2004 and growth in fee income from equity market appreciation and wealth management sales.
Policy Benefits and Expenses
Policy benefits increased to $19.9 billion in 2005 from $17.0 billion in 2004, primarily due to a full twelve months of John Hancock businesses in 2005, compared to eight months (post-acquisition) in 2004. Policy benefits also increased due to Hurricane Katrina and Wilma claims partially offset by reduced fixed interest deposits in Canadian Individual Wealth Management.
General expenses increased by $0.5 billion in 2005, primarily due to a full twelve months of John Hancock businesses in 2005, compared to eight months (post-acquisition) in 2004. Growth in expenses due to higher variable expenses from strong sales growth in 2005 has been offset by synergies realized as a result of increased scale from the merger. Included in the general expenses were $145 million of restructuring and integration costs incurred in the year relating to the consolidation of systems, people, and infrastructure resulting from the merger compared to $139 million in 2004. Integration initiatives were substantially completed in 2005.
Commissions of $3.3 billion in 2005 were $0.6 billion higher than 2004 primarily due to a full twelve months of John Hancock businesses in 2005, compared to eight months (post-acquisition) in 2004, and to increased new business volumes in the wealth management operations.
Interest expense increased to $788 million in 2005 from $629 million in 2004. The increase was attributable to a full twelve months of interest credited on the non-insurance products in the Guaranteed and Structured Financial Products segment (“G&SFP”), as well as interest related to external debt issued by John Hancock.
Management’s Discussion and Analysis       57

Income taxes increased to $1,031 million in 2005 from $874 million in 2004. The Company’s 2005 provision for income taxes is comprised of $313 million of current taxes and $718 million of future taxes. The increase in the income tax expense is consistent with the increase in earnings offset by the tax benefit realized in Japan. Income taxes reflect the differing income tax rates and regulations prevailing in the various jurisdictions where the Company does business.
Funds Under Management
Funds under management increased by $24.9 billion to $372.3 billion as at December 31, 2005 from $347.4 billion as at December 31, 2004. General fund assets declined by $1.9 billion, primarily due to the impact of the strengthening Canadian dollar and scheduled maturities of institutional annuities in G&SFP. Segregated fund assets increased by 19 per cent to $139.7 billion from $117.6 billion in 2004 reflecting net sales of $16.9 billion and market value appreciation, partially offset by the $4.5 billion impact of the strengthening Canadian dollar.
Funds Under Management

As at December 31
(Canadian $ in millions)	2005	2004	2003

General fund	$167,232	$169,142	$74,465
Segregated funds held by policyholders[1]	139,695	117,570	71,173
Mutual and other funds[1]	65,346	60,645	8,598

Total funds under management	$372,273	$347,357	$154,236

[1]	Segregated fund assets, mutual fund assets and other funds are not available to satisfy the liabilities of the Company’s general fund. Other funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.
Fourth Quarter Results
Net Income
Shareholders’ net income of $908 million for the fourth quarter ended December 31, 2005, increased 20 per cent from $756 million in 2004. The increase in net income was driven primarily by a 19 per cent growth in segregated fund assets as a result of strong variable annuity sales in the U.S. and Japan and improvements in margins in Long Term Care and Hong Kong. Also contributing to earnings were $52 million related to a release of reserves resulting from a move to a less risky asset profile in the Japan Daihyaku block and $49 million from the annual review of changes in actuarial methods and assumptions. Partially offsetting these increases were property and casualty reinsurance losses of $83 million, primarily related to Hurricane Wilma and a $42 million impact of the stronger Canadian dollar.
Premiums and Deposits
Premiums and deposits increased by 14 per cent to $16.3 billion in the fourth quarter of 2005 from $14.3 billion in 2004, primarily driven by increased sales in the variable annuity businesses in the U.S. and Japan. These increases were partially offset by the impact of the strengthening Canadian dollar.
Financial Highlights

For the quarter ended December 31
(Canadian $ in millions)	2005	2004

Shareholders’ net income	$908	$756
Premiums and deposits	$16,271	$14,288

Moving Forward
In 2005, the Company successfully completed the integration of Manulife and John Hancock. The Company is positioned as “One Company”, operating under the brand name John Hancock in the United States and Manulife in Canada, Asia and Japan. The focus for the Company in 2006 is to build upon its strength as a well capitalized and well diversified organization focused on the protection and wealth management businesses.
58      MFC 2005 Annual Report

U.S. Protection
U.S. Protection provides life and long-term care insurance products and services to select markets. The Individual Insurance operation focuses on high net-worth and emerging affluent markets by providing estate and business planning solutions with an array of life insurance products. The Long Term Care operation provides insurance to individuals and groups to cover the costs of long-term care services including nursing homes, assisted living care facilities, adult day care and at home care. Products are distributed through a multi-channel network, including John Hancock Financial Network (“JHFN”), a career agency system that offers innovative protection and wealth management solutions to individuals, families and businesses.
In 2005, U.S. Protection contributed 19 per cent of the Company’s shareholders’ net income, 11 per cent of premiums and deposits and as at December 31, 2005, accounted for 16 per cent of the Company’s funds under management.
Financial Performance
U.S. Protection’s net income was $614 million in 2005 compared to $467 million in 2004. The increase in net income reflects a full year’s impact of the John Hancock merger in 2005 compared to eight months in 2004. Earnings within the Long Term Care business were driven by higher margins and improved claims experience. Individual Insurance growth was fuelled by increased sales and mortality gains, as well as merger-related cost savings. Both businesses benefited from in-force business growth and favourable investment results during 2005. Earnings growth was partially offset by higher new business strain resulting from less favourable reinsurance rates in the Individual Insurance business and the negative impact of the stronger Canadian dollar.
Summary Statements of Operations

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2005	2004	2003	2005	2004	2003

Premium income	$5,382	$4,710	$2,100	$4,450	$3,644	$1,506
Net investment income	2,800	2,321	1,261	2,312	1,793	901
Other revenue	589	442	129	486	342	93

Total revenue	$8,771	$7,473	$3,490	$7,248	$5,779	$2,500

Policyholder benefits	$6,090	$5,387	$2,465	$5,030	$4,166	$1,764
General expenses and commissions	1,615	1,267	563	1,337	980	406
Other	139	119	58	114	92	41

Total policy benefits and expenses	$7,844	$6,773	$3,086	$6,481	$5,238	$2,211

Income before income taxes	$927	$700	$404	$767	$541	$289
Income taxes	(313)	(233)	(129)	(259)	(180)	(93)

Net income attributed to shareholders	$614	$467	$275	$508	$361	$196

Premiums and Deposits
Premiums and deposits of $6.7 billion in 2005 increased from $5.8 billion in 2004, primarily due to a full year’s impact of the John Hancock merger in 2005 compared to only eight months in 2004. The increase is supported by in-force growth in Long Term Care and higher universal life premiums. Growth in premiums and deposits was partially offset by lower Long Term Care sales, as well as lower Closed Individual Insurance Participating block premiums and variable universal life deposits. After facing market challenges in the first half of 2005, product enhancement initiatives resulted in strong universal life product sales and premium growth in the second half of the year.
Premiums and Deposits

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2005	2004	2003	2005	2004	2003

Premium income	$5,382	$4,710	$2,100	$4,450	$3,644	$1,506
Segregated fund deposits	1,284	1,106	360	1,060	857	256

Total premiums and deposits	$6,666	$5,816	$2,460	$5,510	$4,501	$1,762

Funds Under Management
Funds under management of $57.9 billion were higher than the $57.1 billion reported in 2004. The increase attributable to growth from in-force business and improved equity markets was largely offset by the negative impact of a stronger Canadian dollar and a large surrender in the Closed Individual Insurance Participating block during the third quarter of 2005.
Management’s Discussion and Analysis       59

Funds Under Management

	Canadian $			U.S. $
As at December 31
(In $ millions)	2005	2004	2003	2005	2004	2003

General fund	$46,507	$46,148	$15,747	$39,889	$38,342	$12,184
Segregated funds	11,374	10,953	1,997	9,755	9,100	1,545

Total funds under management	$57,881	$57,101	$17,744	$49,644	$47,442	$13,729

Moving Forward
In 2006, U.S. Protection will continue to capitalize on its leading market position in both the individual insurance and long-term care markets. The focus will be on strengthening distribution capability across multiple channels, maintaining excellent service levels, and offering innovative and competitive products.
A key distribution initiative for U.S. Protection is continuing to build on the JHFN career agency and sales infrastructure. JHFN is the leading distributor of proprietary Individual Insurance and Long Term Care products and is one of the top sellers of proprietary wealth management products. JHFN will grow its share of sales in each of these businesses by partnering with the businesses on sales initiatives tailored for their respective markets. Higher agent recruiting and programs to promote sales activity such as increased training and support are expected to further enhance sales growth. In addition to the JHFN initiatives, Individual Insurance will focus on expanding capacity to reach additional distributors, as well as enhancing already strong relationships with existing distribution partners. The Long Term Care operation will introduce customized sales and service solutions to solidify relationships with key distributors and will utilize its industry scale and expertise to attract new distributors, including those affected by carriers that exited the industry during 2005.
Service initiatives in Individual Insurance will look to capitalize on efficiencies realized from increased scale, while providing both policyholders and distributors with enhanced levels of support and service. Long Term Care will focus on improving service for both distributors and consumers; for distributors through continued simplification of the selling and underwriting process, and for consumers, through the completion of 2005 initiatives to improve service to claimants.
Product developments in the Individual Insurance business will focus on the launch of new cash focused and market leading guaranteed universal life products. In addition, the business will also complete streamlining its product portfolio in order to have a single competitive product clearly identified in each market segment. Long Term Care will continue with the rollout of products launched in the fourth quarter of 2005, including the new Corporate Choice product aimed at the high-growth, small employer market segment, and the Manulife-branded product focused on driving incremental sales through affinity marketing niche distribution channels. In addition, the business is currently developing new and innovative long-term care products for launch in the second half of 2006, affirming its commitment to be a product leader in the industry.
60      MFC 2005 Annual Report

U.S. Wealth Management
U.S. Wealth Management provides a variety of personal and family oriented wealth management products and services to select individual and business markets. John Hancock Retirement Plan Services (“RPS”, formerly Group Pensions) provides 401(k) plans to small and medium-sized businesses. Variable annuity, fixed annuity and College Savings 529 plan products are offered primarily to middle- and upper-income individuals. The Mutual Funds operation provides a variety of mutual funds, privately managed accounts and institutional services.
In 2005, U.S. Wealth Management contributed 18 per cent of the Company’s shareholders’ net income, 46 per cent of total premiums and deposits, and as at December 31, 2005, accounted for 38 per cent of the Company’s funds under management.
Financial Performance
U.S. Wealth Management’s net income was $585 million in 2005 compared to $397 million in 2004. The substantially higher earnings were due to continued business growth in the variable annuity and RPS business units, driven by strong net sales and strong in-force growth. As well, earnings included a full year of income from the John Hancock annuities and mutual funds operations, compared to eight months of earnings in the prior year. Improved equity market performance also contributed favourably to earnings from segregated fund guarantees and fee income. Partially offsetting this was the impact of the strengthened Canadian dollar.
Summary Statements of Operations

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2005	2004	2003	2005	2004	2003

Premium income	$2,149	$1,344	$1,373	$1,783	$1,035	$966
Net investment income	1,134	930	442	937	719	314
Other revenue	1,869	1,479	891	1,544	1,141	640

Total revenue	$5,152	$3,753	$2,706	$4,264	$2,895	$1,920

Policyholder benefits	$2,590	$1,797	$1,529	$2,145	$1,386	$1,077
General expenses and commissions	1,743	1,398	946	1,442	1,078	676
Other	10	4	4	8	3	3

Total policy benefits and expenses	$4,343	$3,199	$2,479	$3,595	$2,467	$1,756

Income before income taxes	$809	$554	$227	$669	$428	$164
Income taxes	(224)	(157)	(47)	(185)	(122)	(34)

Net income attributed to shareholders	$585	$397	$180	$484	$306	$130

Premiums and Deposits
Premiums and deposits of $28.4 billion in 2005 were 23 per cent higher than the $23.1 billion reported in 2004, reflecting strong growth of segregated fund deposits in the variable annuity and RPS businesses. Premiums and deposits on a U.S. dollar basis posted an even more significant increase, up 32 per cent over 2004. Premiums are mostly attributable to the fixed annuity block of business and a guaranteed fund option on the 401(k) and variable annuity products. On the deposits side, segregated fund deposit growth was driven by record deposit levels from the RPS and variable annuity businesses in 2005. RPS segregated fund deposits of $10.9 billion grew by seven per cent primarily as a result of higher recurring deposits from a growing block of in-force participants. As well, variable annuity segregated fund deposits of $8.9 billion increased by 27 per cent mainly due to higher sales, led by strong market acceptance of the Principal Plus For Life benefit rider launched in early 2005. Both mutual fund deposits and other fund deposits growth were primarily attributable to the inclusion of twelve full months of John Hancock in 2005 versus eight months in the prior year. Included in other fund deposits are deposits from institutional clients of the Mutual Fund operations and deposits into the College Savings products.
Premiums and Deposits

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2005	2004	2003	2005	2004	2003

Premium income	$2,149	$1,344	$1,373	$1,783	$1,035	$966
Segregated fund deposits	19,803	17,145	13,654	16,380	13,182	9,769
Mutual fund deposits	5,384	3,622	–	4,449	2,813	–
Other fund deposits	1,097	980	350	907	759	252

Total premiums and deposits	$28,433	$23,091	$15,377	$23,519	$17,789	$10,987

Funds Under Management
Funds under management of $142.1 billion were ten per cent higher compared to $129.0 billion reported in 2004. On a U.S. dollar basis, general fund invested assets of $17.6 billion have increased from the $17.3 billion reported in 2004, with most of the growth attributable to fixed annuity asset growth from higher sales. On a U.S. dollar basis, segregated funds under management grew by
Management’s Discussion and Analysis       61

22 per cent due to strong variable annuity and RPS net policyholder cash flows and the favourable influence of improved equity markets during the year. Mutual and other fund assets also increased.
Funds Under Management

	Canadian $			U.S. $
As at December 31
(In $ millions)	2005	2004	2003	2005	2004	2003

General fund	$20,552	$20,836	$6,418	$17,627	$17,312	$4,966
Segregated funds	84,980	72,186	54,245	72,888	59,975	41,973
Mutual funds	30,248	30,140	–	25,944	25,042	–
Other funds	6,322	5,874	903	5,422	4,880	699

Total funds under management	$142,102	$129,036	$61,566	$121,881	$107,209	$47,638

Moving Forward
U.S. Wealth Management strives to provide excellent customer service, innovative and attractive product offerings, and to develop and maintain strong distribution relationships. The division will continue to emphasize these factors in the execution of its strategic plan in 2006.
The division’s overall strategy is to develop both product and distribution excellence, leading to top-line and bottom-line growth. Key product and distribution initiatives in the coming year impact a number of businesses. Variable Annuities seeks to increase market share by strengthening penetration across all channels, in particular, bank channel intermediaries and with JHFN, our career agency network. Since the merger, JHFN has been instrumental in driving variable annuities sales growth, particularly in the Venture annuity suite of products. JHFN sales as a percentage of total variable annuities sales have increased each consecutive quarter and this trend is expected to continue into 2006. RPS is looking to boost revenues by expanding its share of the $3 – $20 million market through a broader intermediary relationship with producers in this market. RPS will expand its product portfolio through the launch of Investment Only offerings. Mutual Funds has two significant initiatives aimed at increasing core business scale and breadth of product offerings. The current year launch of the Lifestyle retail funds appeals directly to large numbers of customers spread across the investment risk spectrum. The Grantham Mayo Otterloo (“GMO”) fund launch scheduled for early 2006 will further complement the array of highly rated fund offerings for the unit.
Going forward, the Division will continue to respond to the needs of the ever-changing marketplace. Earlier in 2005, a single common investment platform was created from the merger of the John Hancock Investment Trust (formerly called the Manufacturers Investment Trust) and the John Hancock Variable Series Trust. The combined platform enables customers to retain their existing investment selections when transferring between or purchasing new 401(k) group annuity pension, variable annuity or variable insurance products (which are sold through the U.S. Protection segment). Customers need be familiar with only one set of investment funds. Customers also find it easier to assemble personalized solutions across the wide array of individual insurance, annuity and 401(k) products. Providing excellent customer service is critical to success in the $3-$20 million target market, and RPS will continue to make improvements to its customer support infrastructure. The recently launched John Hancock Fiduciary Standards Warranty also demonstrates RPS’s commitment to identifying and addressing key client concerns. The Variable Annuities business unit is faced with new product launches from increasingly aggressive competitors, but will continue to closely monitor such developments and respond with next-generation offerings accordingly. Mutual Funds’ successful execution of the infrastructure build-out in support of both the Lifestyles and GMO initiatives will be critical to these offerings. Finally, management of the Fixed Annuity business will be aligned with the G&SFP business in 2006, and will further focus on cultivating its retail distribution channels.
62      MFC 2005 Annual Report

Guaranteed and Structured Financial Products
Guaranteed and Structured Financial Products (“G&SFP”) was aligned with the U.S. Wealth Management organization in 2005. This organizational change reflects G&SFP’s new business focus on retail-oriented products as well as fee-based institutional products. G&SFP product offerings include a variety of specialized products and services to U.S. based qualified defined benefit and defined contribution retirement plans, as well as other retail and institutional investors. The in-force business is predominantly from institutional markets, whereas the focus for new business in 2005 was in retail markets with such products as SignatureNotes, structured settlements, terminal funding and immediate fixed annuities. This shift in product mix was made as G&SFP saw favourable business opportunities in the retail markets where the Company’s strong brand and consumer awareness can be leveraged to offer products with the desired risk/return characteristics. Product offerings in the institutional market where tight spreads persist will continue to be on an opportunistic basis.
Manulife Financial acquired the G&SFP business during 2004 as part of the merger with John Hancock. In 2005, G&SFP contributed nine per cent of the Company’s shareholders’ net income, three per cent of total premiums and deposits and as at December 31, 2005, accounted for ten per cent of the Company’s funds under management.
Financial Performance
G&SFP’s net income was $283 million for the full year in 2005 compared to $212 million for the eight month period from acquisition to December 31, 2004. Compared to 2004 annualized net income of $318 million, 2005 net income is lower due primarily to the declining in-force block of fund assets.
Summary Statements of Operations

	Canadian $		U.S. $
For the years ended December 31
(In $ millions)	2005	2004	2005	2004

Premium income	$1,116	$1,056	$921	$819
Net investment income	1,801	1,276	1,487	991
Other revenue	20	17	17	13

Total revenue	$2,937	$2,349	$2,425	$1,823

Policyholder benefits	$2,277	$1,887	$1,880	$1,464
General expenses and commissions	93	56	77	43
Other	165	100	138	78

Total policy benefits and expenses	$2,535	$2,043	$2,095	$1,585

Income before income taxes	$402	$306	$330	$238
Income taxes	(119)	(94)	(98)	(73)

Net income attributed to shareholders	$283	$212	$232	$165

Premiums and Deposits
Premiums and deposits of $2.0 billion are primarily attributable to sales of retail products. A large institutional sale, as well as additional deposits on existing institutional contracts, contributed $0.3 billion to the year over year increase.
Premiums and Deposits

	Canadian $		U.S. $
For the years ended December 31
(In $ millions)	2005	2004	2005	2004

Premium income	$1,116	$1,056	$921	$819
Segregated fund deposits	405	31	335	26
Signature Notes	439	554	363	425

Total premiums and deposits	$1,960	$1,641	$1,619	$1,270

Funds Under Management
Funds under management declined at an average rate of $0.9 billion per quarter in 2005 as scheduled maturities of institutional funds outpaced sales during the period. As a result of continued tight market spreads in the last few years, G&SFP discontinued sales of some institutional products and dramatically reduced sales of other products. Funds under management of $36.5 billion as at December 31, 2005 are down $3.8 billion, or nine per cent, from a year ago.
Management’s Discussion and Analysis       63

Funds Under Management

	Canadian $		U.S. $
As at December 31
(In $ millions)	2005	2004	2005	2004

General fund	$31,499	$35,302	$27,017	$29,330
Segregated funds	5,016	4,965	4,303	4,125

Total funds under management	$36,515	$40,267	$31,320	$33,455

Moving Forward
G&SFP will continue to focus on retail-oriented products in 2006, leveraging the strong distribution relationships of U.S. Wealth Management with G&SFP’s strong product development, risk management and immediate annuity servicing capabilities. G&SFP’s 2006 product development strategy reflects a shift to a retail focus of fee based products and annuities and towards increasing sales of institutional products designed to mitigate risks associated with employee benefit plans.
In an effort to streamline the Company’s fixed product offerings, achieve consistency in pricing and risk management practices, and expand its distribution channels, the G&SFP and Fixed Annuities business units will be managed on a combined basis in 2006.
64      MFC 2005 Annual Report

Canadian Division
Canadian Division is one of the leading life insurance-based financial services organizations in Canada. Its individual wealth management product offerings include segregated funds and fixed annuities, individual investment and banking products and mutual funds. Individual life insurance products are aimed at middle- and upper-income individuals and business owners. Insurance products are directly marketed to members of associations and to the customers of financial institutions. Group life, health and pension products and services are marketed to Canadian employers.
In 2005, the Canadian Division contributed 24 per cent of the Company’s shareholders’ net income, 22 per cent of total premiums and deposits and as at December 31, 2005, accounted for 18 per cent of the Company’s funds under management.
Financial Performance
Canadian Division’s shareholders’ net income increased by 32 per cent to $809 million in 2005 from the $614 million reported in 2004. The increase is attributable to continued growth in earnings from in-force business and from expense synergies realized as a result of combining the Maritime Life and Manulife entities. The results of the Maritime Life acquisition in April 2004 are included for a full year in 2005 compared to eight months in 2004. Higher equity markets had a positive impact on asset based fee revenue in Individual Wealth Management and on investment returns across the Division. Improved claims experience in Group Benefits and Affinity Markets more than offset a deterioration in claims experience in the Individual Insurance business compared to the previous year.
Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions)	2005	2004	2003

Premium income	$5,761	$5,259	$3,516
Net investment income	2,686	2,271	1,842
Other revenue	647	480	284

Total revenue	$9,094	$8,010	$5,642

Policyholder benefits	$6,126	$5,590	$3,863
General expenses and commissions	1,636	1,402	979
Other	287	207	147

Total policy benefits and expenses	$8,049	$7,199	$4,989

Income before income taxes	$1,045	$811	$653
Income taxes	(248)	(194)	(158)

Net income attributed to shareholders	$797	$617	$495
Less: net income (loss) attributed to participating policyholders	(12)	3	(2)

Net income attributed to shareholders	$809	$614	$497

Premiums and Deposits
Premiums and deposits were $13.5 billion, up $2.4 billion or 22 per cent from $11.1 billion in 2004. Contributing to the increase is the inclusion of twelve months of premiums and deposits from the Maritime Life business in 2005 compared to eight months in 2004. The increase in premiums and deposits was most significant in the Individual Wealth Management segregated and mutual fund businesses. Additionally, Administrative Services Only (“ASO”) premium equivalents in Group Benefits grew as a result of higher new and in-force business volumes. Premiums for fixed interest products in 2005 were lower than 2004 due to a consumer preference for equity based investments in the current low interest rate environment. Partially offsetting the total increase in premiums was the non-recurrence of a large one-time premium received last year.
Premiums and Deposits

For the years ended December 31
(Canadian $ in millions)	2005	2004	2003

Premiums	$5,761	$5,259	$3,516
Segregated fund deposits	4,514	3,116	1,993
Mutual fund deposits	1,107	973	748
ASO premium equivalents	2,150	1,710	883

Total premiums and deposits	$13,532	$11,058	$7,140

Funds Under Management
Funds under management as at December 31, 2005 were $69.0 billion, an increase of $8.5 billion or 14 per cent over 2004. The 22 per cent increase in segregated, mutual and other funds was primarily from positive net policyholder cashflows and investment returns. Manulife Bank’s continued sales success in its lending products was the main driver of the increase in general fund assets. Also contributing to the increase in general funds were new and renewal premiums from the Individual Insurance and Group Benefits businesses.
Management’s Discussion and Analysis       65

Funds Under Management

As at December 31
(Canadian $ in millions)	2005	2004	2003

General fund	$42,424	$38,787	$26,904
Segregated funds	23,443	19,422	10,702
Mutual and other funds	3,152	2,348	1,739

Total funds under management	$69,019	$60,557	$39,345

Moving Forward
Canadian Division’s vision is to be the premier life insurance-based financial services organization in Canada with a reputation in the market for innovative products, excellent service, and professional value-added advice that meets the unique needs of customers.
The Division has multiple distribution channels in place to deliver a diverse range of products to its customers. For individual life and wealth management businesses, the goal is to provide the best professional value-added services to independent advisors, Managing General Agents (“MGAs”), and investment dealers, by matching services to their changing needs. Key initiatives in 2006 include strengthening the Living Benefit Wholesaler Team to accelerate the growth of Living Benefit products, including critical illness, long-term care and disability income. In the National Account Channel the objective will be to grow sales through a New Beginnings program designed to assist the Investment Advisors in building and protecting their business. Affinity Markets will continue to strengthen its relationships with sponsor organizations, provide innovative direct response vehicles and look for new specialty channels. Group Benefits will reinforce and enhance strong relationships with brokers, consultants, and customers and will expand relationships within traditional channels. Group Savings and Retirement Solutions’ dedicated sales support representatives will partner with their consultant and brokerage channels to provide value-added products to customers using industry leading tools and training.
Canadian Division focuses on product innovation and providing excellent service to meet the needs of customers, advisors, consultants, and plan sponsors. Individual Insurance will focus on growing its critical illness and long-term care business within a growing market. In addition, the process for new business will be streamlined to provide shorter wait times for underwriting decisions and contract issuance. Affinity Markets’ goal is to provide attractive products that are both easy to understand and buy, and to provide flexible services and solutions to plan sponsors. A focus for Group Benefits will be to continue to educate plan sponsors and members on healthy living and effective cost containment. Individual Wealth Management will introduce and launch new and flexible products in 2006 to complement its broad suite of existing products. A key strength for Individual Wealth Management is Manulife’s Investment Watch (i-Watch) program, a value-added tool that helps customers with investment risk management decisions. The program incorporates a best practices approach to select fund managers and ensures that they adhere to their investment mandates. Group Savings and Retirement Solutions launched several new products in 2005 and by carefully reviewing market trends and listening to client needs will continue to look for innovations in 2006.
All of the Canadian Division businesses continue to make investments in upgrading technology. An area of particular focus is the expansion of services that are offered over the internet. This includes providing timely information as well as services to our distribution partners, customers and employees. In response to increased regulatory and consumer protection requirements and complexity in the business, the Division will continue to review and enhance its risk management, governance and compliance practices.
66      MFC 2005 Annual Report

Asia and Japan Division
Manulife Financial has operated in Asia since 1897, beginning in Hong Kong and the Philippines, expanding into Singapore, Indonesia, Taiwan, China, Japan, Vietnam, and into Malaysia and Thailand as a result of the 2004 John Hancock merger. The Division provides protection and wealth management products in select markets throughout the region. Protection products include life insurance, group life and health, and hospital coverage. Wealth management products include mutual funds, pensions, variable annuities and segregated funds.
In 2005, Asia and Japan Division contributed 22 per cent of the Company’s shareholders’ net income, 15 per cent of total premiums and deposits and as at December 31, 2005, accounted for eight per cent of the Company’s funds under management.
Financial Performance
Asia and Japan Division’s shareholders’ net income increased to $732 million in 2005 from $489 million in 2004. On a U.S. dollar basis, shareholders’ net income increased 61 per cent. Japan, Hong Kong, and Other Asia all contributed to the growth in net income. Net income increased from the impact of $85 million of net tax benefits in Japan, as the Division now anticipates being able to utilize these tax loss carryforwards and deferred tax timing differences. Without this tax benefit, earnings would have been $647 million, a 32 per cent increase from 2004. Japan earnings also increased from the favourable impact of strong equity markets, a release of reserves resulting from a move to a less risky asset profile within the Daihyaku block of business and growth in the in-force variable annuity and universal life businesses. These positives were partially offset by less favourable lapse experience. Hong Kong’s results benefited from growth in business volumes, the launch of a new Hospital rider and improved investment income partly offset by higher expenses. Outside Hong Kong and Japan, earnings grew as the operations worked to achieve greater economies of scale. The year-on-year growth also reflects the impact of the provision established last year for losses/claims due to the tsunami in South-east Asia and its partial release this year, a full year impact of previous mergers, and improved claims experience.
Summary Statements of Operations

	Canadian $			U.S. $
For the years ended December 31
(in $ millions)	2005	2004	2003	2005	2004	2003

Premium income	$2,962	$2,936	$2,815	$2,448	$2,261	$2,013
Net investment income	689	586	478	569	450	343
Other revenue	337	224	168	280	173	121

Total revenue	$3,988	$3,746	$3,461	$3,297	$2,884	$2,477

Policyholder benefits	$1,899	$1,999	$1,898	$1,567	$1,538	$1,358
General expenses and commissions	1,198	1,117	1,042	991	860	745
Other	81	69	64	67	54	45

Total policy benefits and expenses	$3,178	$3,185	$3,004	$2,625	$2,452	$2,148

Income before income taxes	$810	$561	$457	$672	$432	$329
Income taxes	(69)	(74)	(40)	(57)	(57)	(29)

Net income	$741	$487	$417	$615	$375	$300
Less: net income (loss) attributed to participating policyholders	9	(2)	(8)	7	(2)	(6)

Net income attributed to shareholders	$732	$489	$425	$608	$377	$306

Premiums and Deposits
Premiums and deposits were $9.1 billion in 2005, up 18 per cent from $7.7 billion in 2004. On a U.S. dollar basis, premiums and deposits grew by 26 per cent. This increase was driven by variable annuity sales in Japan, which accelerated following the alliance with Mitsubishi UFJ Financial Group (“MUFG”) in April 2004, combined with increased Provident Fund and Individual Wealth Management deposits, the latter driven by the introduction of new single premium products, in Hong Kong. Growth in the insurance businesses and various acquisitions across the Division also contributed to the higher level of premiums and deposits.
Premiums and Deposits

	Canadian $			U.S. $
For the years ended December 31
(in $ millions)	2005	2004	2003	2005	2004	2003

Premium income	$2,962	$2,936	$2,815	$2,448	$2,261	$2,013
Segregated fund deposits	5,226	3,591	1,680	4,323	2,776	1,205
Mutual fund deposits	917	1,214	828	751	945	598

Total premiums and deposits	$9,105	$7,741	$5,323	$7,522	$5,982	$3,816

Management’s Discussion and Analysis       67

Funds Under Management
Funds under management increased by 13 per cent to $31.7 billion in 2005 from $28.1 billion in 2004. On a U.S. dollar basis, funds under management increased by 16 per cent. Growth was fueled by variable annuity sales in Japan, combined with increased business volumes in pension and wealth management products in Hong Kong which included sales of newly launched products in the second half of the year. The growth also reflects the impact of equity market value appreciation. These increases were partially offset by redemptions of mutual funds in Indonesia, consistent with the experience across the industry, as interest rates spiked mid-year.
Funds Under Management

	Canadian $			U.S. $
As at December 31
(in $ millions)	2005	2004	2003	2005	2004	2003

General fund	$16,111	$16,135	$15,926	$13,819	$13,406	$12,321
Segregated funds	12,282	7,910	4,521	10,533	6,572	3,497
Mutual and other funds	3,303	4,064	3,568	2,834	3,377	2,760

Total funds under management	$31,696	$28,109	$24,015	$27,186	$23,355	$18,578

Moving Forward
While Hong Kong and Japan continued to be the largest contributors to earnings for the Division, the other operations within Asia are becoming more significant following rapid growth and business expansion over recent years. The Division will continue to develop these other operations in order to further diversify its profile.
The Division will continue to expand the career agency force, which remains the primary distribution channel in the region. Focus will be maintained on the professional delivery of services through division-wide initiatives such as training and the continued implementation of Agency Best Practices. In addition, the Division will develop products suitable for sale through the bank distribution network and work to enhance existing relationships and to develop new ones. In Japan, the focus will be on building the business’ position in the variable annuity market to establish the Company as a market leader through new product offerings and expanded distribution relationships.
In 2005, variable annuity sales in Japan and pension and wealth management deposits in Hong Kong were key contributors to the business growth. In 2006, the Division will leverage this success and continue to develop new and enhanced Wealth Management products across the region. The Division plans to launch new, competitive variable annuity products in Japan that will support the distribution partnership with MUFG and other distributors and will continue to focus on developing new variable annuity distribution relationships.
In 1996, Manulife, together with its partner Sinochem, created Manulife-Sinochem Life Insurance Co. Ltd. (“MSL”), the first joint venture life insurance company in the People’s Republic of China. MSL made strong headway in its expansion strategy in China during 2005 and is now operating in more than ten major cities. MSL’s 2006 plans include the opening of new branches in Shandong and Fujian and continued development of its existing operations.
During 2006, in addition to continuing the branch expansion in China, the Division will seek to grow and diversify its business by expanding the geographical scope of its employee benefit and asset management operations and identifying and implementing best practices and products across the region.
68      MFC 2005 Annual Report

Reinsurance Division
Established in 1984, Reinsurance Division has become one of North America’s leading providers of risk management solutions, specializing in retrocession. In the simplest terms, reinsurance refers to the transfer of all or part of certain risks related to policies issued by an insurance company to a reinsurer. Retrocession is a form of reinsurance involving the assumption of risk from other reinsurers.
Through offices in Canada, the United States, Germany, Belgium, Barbados, Singapore and Japan, Reinsurance Division provides customer-focused solutions and innovative products in the following lines of business:

•	Life – offering retrocession of traditional life mortality risk as well as specialized coverages such as structured/non-traditional solutions;

•	Property and Casualty – offering traditional property catastrophe and aviation as well as specialized non-traditional retrocession for Property and Casualty reinsurers; and

•	International Group Program (“IGP”) – offering group life, health and pension products and services to multinational clients for their local national and globally mobile employees. This line of business was acquired as part of the John Hancock merger in 2004.
Financial Performance
Reinsurance Division reported a net loss of $108 million in 2005 compared to net income of $230 million in 2004. The large decrease is primarily attributable to Property and Casualty Reinsurance net losses related to Hurricanes Katrina and Wilma. In addition, Life Reinsurance reported unfavourable claims results compared to favourable claims experience in 2004.
Summary Statements of Operations

	Canadian $			U.S. $
For the years ended December 31
(in $ millions)	2005	2004	2003	2005	2004	2003

Premium income	$1,217	$982	$736	$1,005	$756	$527
Net investment income	185	180	218	153	138	156
Other revenue	27	35	45	22	28	32

Total revenue	$1,429	$1,197	$999	$1,180	$922	$715

Policyholder benefits	$1,453	$810	$642	$1,202	$624	$459
General expenses and commissions	67	65	68	57	50	49
Other	(2)	10	10	(2)	8	7

Total policy benefits and expenses	$1,518	$885	$720	$1,257	$682	$515

Income before income taxes	$(89)	$312	$279	$(77)	$240	$200
Income taxes	(19)	(82)	(63)	(15)	(63)	(45)

Net income (loss) attributed to shareholders	$(108)	$230	$216	$(92)	$177	$155

Premium Income
Premium income increased by 24 per cent to $1,217 million in 2005 from $982 million in 2004. On a U.S. dollar basis, premiums increased by 33 per cent to $1,005 million in 2005 from $756 million in 2004. This increase was largely due to Property and Casualty reinstatement premiums earned on contracts impacted by Hurricane Katrina as well as the inclusion of a full year of premiums for IGP in 2005. In addition, Life Reinsurance premiums on a U. S. dollar basis increased over 2004, primarily driven by higher new business volumes.
Premiums

	Canadian $			U.S. $
For the years ended December 31
(in $ millions)	2005	2004	2003	2005	2004	2003

Life reinsurance	$452	$466	$454	$374	$357	$325
Property and Casualty reinsurance	310	180	282	257	138	202
International Group Program reinsurance	455	336	–	374	261	–

Total premiums	$1,217	$982	$736	$1,005	$756	$527

Management’s Discussion and Analysis       69

Moving Forward
The Reinsurance Division continues to remain focused on maintaining its leadership position within its markets.
Further consolidation and lack of capacity in a hardening life reinsurance market is leading to better margins for life reinsurance customers but is also resulting in direct writers retaining a greater share of new business. While this may present a potential threat to the Division’s traditional excess retention business, it concurrently provides an opportunity to increase volumes in the short term by capitalizing on in-force transactions. In addition, the hardening market lessens the price differential between the life reinsurance and life retrocession markets thus making the Company’s valuable per life capacity relatively less expensive to life reinsurance clients. This large per life capacity continues to be the Division’s most potent competitive advantage.
Property and Casualty Reinsurance has established a recognized market position as a leader in providing property catastrophe coverage to the professional reinsurers of the world. In 2005, traditional business volumes were increased while providing non-traditional solutions in only a few select cases. The Division expects the marketplace to continue shifting from non-traditional to traditional covers. As a result of this year’s Hurricane Katrina, by far the costliest insured loss in history, the Company anticipates substantial market hardening of property and casualty reinsurance rates, especially for U.S. catastrophe coverage. Reinsurance Division will take this opportunity to very selectively increase business by meeting the existing and increasing needs of its core clients.
IGP’s strategic objectives are to maintain a dominant position in the North American market while continuing to grow market share in Europe and Asia. A focus will be to aggressively market IGP in its newest markets, China and India, and explore expansion within the European Union.
Supplemental Information Regarding Non-Traditional Reinsurance
Non-Traditional Life Reinsurance
Reinsurance Division provides non-traditional reinsurance and retrocessional coverage to life and annuity insurers and reinsurers. This type of non-traditional life cover has been classified as financial reinsurance.
The non-traditional coverage is primarily coinsurance and modified coinsurance coverage of a share of specified blocks of life insurance or annuity contracts issued or reinsured by the cedant. It may also include the reinsurance of large blocks of life insurance on a yearly renewable term basis. All of the non-traditional coverage receives deposit accounting treatment for Canadian generally accepted accounting principles (“Canadian GAAP”) or United States generally accepted accounting principles (“U.S. GAAP”) purposes, but meets the requirements for reinsurance accounting under statutory rules. Under Canadian GAAP and U.S. GAAP deposit accounting, Reinsurance Division’s income related to these transactions is recorded as fee income, reported in other revenue on the income statement, and liabilities, if any, are recorded as deposit liabilities.
The main differences between traditional and non-traditional coinsurance and modified coinsurance for life and annuity reinsurance include that in a non-traditional reinsurance agreement, the reinsurer pays a lower ceding commission for its share of a block of business than would otherwise be paid under a traditional reinsurance contract. Non-traditional transactions often involve the payment of experience refunds to the ceding insurer covering a substantial portion of the earnings accruing to the business reinsured during the early years of the contract. In addition, the contracts contain recapture rights (that is, rights of the ceding company to reassume future obligations for the reinsured contracts) that are often more flexible than those found in traditional coverage. These more flexible recapture rights are coupled with terms that create an incentive for the ceding insurer to recapture if the block is profitable on a statutory accounting basis.
All of the non-traditional life and annuity treaties written by the Company provide prospective coverage, covering liabilities extending out over the life of the underlying policyholder life and annuity contracts.
Non-Traditional Property Reinsurance
Manufacturers P&C Limited (“MPCL”), a subsidiary of the Company, currently offers non-traditional retrocessional coverage to large international reinsurers. The non-traditional product currently offered by MPCL is known as a spread loss cover. This type of non-traditional cover has been referred to in the industry as “finite risk reinsurance” or “finite reinsurance.”
All spread loss covers currently offered by MPCL are prospective property catastrophe excess of loss covers, with the exception of one cover which is a marine and aviation catastrophe excess of loss cover.
The most significant differences between a typical traditional treaty and a typical non-traditional contract (spread loss cover) are provisions relating to non-renewal premium and provisions relating to a notional experience account balance (“EAB”). The covers are generally 12 months in duration, with no obligation for either party to renew. An EAB tracks the performance of the treaty. The EAB is basically the premiums paid less claims incurred less MPCL’s margin. Positive amounts may be returned to the cedant. Negative amounts are carried forward in the EAB if the contract renews. Unlike traditional covers, with non-traditional covers, a non-renewal premium provision requires the cedant to pay an additional premium if the cedant does not renew the treaty and the EAB is negative. This non-renewal premium is typically less than 80% of the negative EAB, so that sufficient risk transfer is provided to qualify for reinsurance accounting.
70      MFC 2005 Annual Report

Corporate and Other
Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on excess capital, the transfer of credit risk from operating divisions, integration expenses, changes in actuarial methods and assumptions and other non-operating events. Also included in Corporate and Other is the John Hancock Accident and Health operations, which are primarily contracts in dispute.
In 2005, Corporate and Other contributed 11 per cent of the Company’s shareholders’ net income and accounted for nine per cent of the Company’s funds under management.
Financial Performance
Corporate and Other’s net income increased by 169 per cent to $379 million in 2005 from $141 million in 2004. 2005 includes 12 months of John Hancock’s Corporate segment while 2004 includes eight months from the date of acquisition. Other significant factors in year-over-year earnings growth were the impact of changes in actuarial methods and assumptions, strong investment results, increased fees from the Investment Division’s external asset management business and favourable claims experience in the John Hancock Accident and Health operations. Non-recurring items reported in 2005 include income of $57 million from the wind-up of the estate of Daihyaku, a business acquired in 2001, and a charge of $40 million to cover guarantees made to clients that were referred to Portus Alternative Asset Management Inc.
Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions)	2005	2004	2003

Net investment income	$322	$260	$178
Other revenue	354	179	31

Total revenue	$676	$439	$209

Policyholder benefits	$(573)	$(444)	$81
General expenses	473	350	91
Other	358	352	205

Total policy benefits and expenses	$258	$258	$377

Income before income taxes	$418	$181	$(168)
Income taxes	(39)	(40)	121

Net income attributed to shareholders	$379	$141	$(47)

Growth in revenue and benefits/expenses was largely driven by the inclusion in 2005 of 12 months results from John Hancock’s Corporate segment and growth in the Investment Division’s external asset management business. In 2005, other revenue includes the income from the Daihyaku wind-up and general expenses includes the Portus charge.
Funds Under Management
Funds under management as at December 31, 2005 were $32.4 billion, an increase of $2.8 billion, or ten per cent, over 2004. The increase reflected the growth in the Investment Division’s external asset management business partially offset by the decline in the general fund assets due to the repurchase of 21 million common shares over the last 12 months and the negative impact of the strengthening Canadian dollar.
Funds Under Management

As at December 31
(Canadian $ in millions)	2005	2004	2003

General fund	$7,452	$9,187	$6,258
Segregated funds	2,600	2,134	–
Other funds	22,321	18,219	2,388

Total funds under management	$32,373	$29,540	$8,646

Management’s Discussion and Analysis       71

Investments
Manulife Financial’s Investment Division, operating as MFC Global Investment Management (“MFC Global”), manages assets for the Company’s general fund and for external third party retail and institutional clients through a variety of products and distribution channels.
Operations
MFC Global manages a broad range of investments including equities, government and corporate bonds, private placements, real estate, mortgages, oil and gas, timber and farmland, and structured products. Additionally, MFC Global has a physical presence in key financial centers around the world, totaling 40 offices in the United States, Canada, the United Kingdom, Japan, Australia, Hong Kong, and throughout South-east Asia.
General Fund Assets
The Company’s general fund invested assets decreased to $167.2 billion as at December 31, 2005 from $169.1 billion as at December 31, 2004 as business growth was more than offset by the impact of the strengthening Canadian dollar. The goal in investing in these assets is to maximize total returns while operating within the Company’s investment, risk management and asset liability matching policies. The following table shows the composition of the Company’s general fund invested assets.
General Fund Assets

	2005		2004

As at December 31	Carrying	%	Carrying	%
(Canadian $ in millions)	value	of total	value	of total

Bonds	$103,315	61	$106,073	63
Mortgages	28,008	17	28,684	17
Stocks	8,896	5	8,344	4
Real estate	5,279	3	4,669	3
Policy loans	6,120	4	6,743	4
Cash and short-term investments	9,360	6	8,517	5
Bank loans	1,806	1	1,391	1
Other investments	4,448	3	4,721	3

Total invested assets	$167,232	100	$169,142	100

Bonds
The Company’s bond portfolio represented 61 per cent of invested assets as at December 31, 2005. This portfolio invests in a combination of public bonds and private debt and is diversified by sector as well as by industry, duration and issuer. There was no significant change in sector distribution over the year. As at December 31, 2005, 94 per cent of the portfolio was invested in investment grade rated securities (BBB and higher).
The following table shows the distribution of the bond portfolio by sector and industry.
Bonds

	2005			2004

			%			%
	Carrying	% of	Investment	Carrying	% of	Investment
(Canadian $ in millions)	value	total	Grade	value	total	Grade

Government and agency	$27,200	27	98	$25,750	24	99
Financial	19,558	19	98	19,622	18	97
Telecommunications	3,447	3	91	3,769	4	90
Utilities	13,449	13	90	14,577	14	87
Energy	6,028	6	92	6,768	6	90
Industrial	6,101	6	90	7,010	7	89
Securitized (ABS/MBS)	12,352	12	99	11,945	11	99
Consumer (non-cyclical)	5,781	6	93	6,003	6	93
Consumer (cyclical)	3,037	3	80	3,685	4	85
Basic materials	3,584	3	84	4,048	4	84
Technology	316	–	98	299	–	93
Media and internet	2,094	2	91	2,201	2	89
Diversified and miscellaneous	368	–	98	396	–	97

Total bonds	$103,315	100	94	$106,073	100	94

72      MFC 2005 Annual Report

Mortgages and Real Estate
As at December 31, 2005, mortgages represented 17 per cent of invested assets with 43 per cent of the mortgage portfolio in Canada and 57 per cent in the United States. Commercial mortgages accounted for 80 per cent of total mortgages with the rest being agricultural and residential mortgages. Predominantly composed of first mortgages, the portfolio is diversified by geographic region, property type and mortgagor. Government-insured loans represented 12 per cent of the total mortgage portfolio, offering an excellent risk-adjusted return. All mortgages are secured by real properties.
As at December 31, 2005, three per cent of the Company’s invested assets were held in real estate. The portfolio is focused on high quality office buildings located in superior downtown and large suburban markets across North America and Japan. The portfolio has been managed such that the Company has been able to deliver occupancy rates that are consistently higher than industry average. The portfolio is also diversified by geographic region and property type, with 60 per cent located in the United States, 33 per cent in Canada and seven per cent in Asia. Commercial office properties represented 68 per cent of the portfolio, with the remainder shared between industrial, retail, residential and other property types.
Stocks
As at December 31, 2005, stocks represented five per cent of invested assets. The portfolio consists primarily of publicly traded common stocks and is diversified by industry sector and issuer. As at December 31, 2005, the stock portfolio was invested 34 per cent in U.S. issuers, 38 per cent in Canadian issuers, 21 per cent in Asian issuers and seven per cent in other issuers.
Other Investments
Other investments include unconsolidated joint ventures, partnerships, funds, limited liability corporations, leases, subordinated debt of life insurance companies and oil and gas holdings. Other investments also includes various types of derivative instruments including interest rate and currency swaps, interest rate caps and floors, swaptions and futures used to hedge and manage the Company’s exposure to changes in interest rates, foreign exchange rates and equity market prices.
Third Party Assets
Separate from the General Fund, MFC Global manages a significant book of assets on behalf of clients of the Company’s operating divisions and institutional clients.
Third Party Assets

			Change
As at December 31
(Canadian $ in millions)	2005	2004	$	%

Managed on behalf of:
Operating Division Clients	$37,808	$31,729	$6,079	19
Institutional Clients	24,953	20,353	4,600	23

Total third party assets	$62,761	$52,082	$10,679	21

Assets under management increased by $10.7 billion or 21 per cent during the year ended December 31, 2005, due to positive cash flows from the Company’s segregated and mutual funds, new mandates acquired and strong investment returns.
Moving Forward
Consistently achieving superior investment returns and significantly growing the investment management business remain the two primary goals of Investment Division. The challenge ahead will be maintaining high returns in investment grade assets in an environment which continues to be characterized by tight spreads, low interest rates and highly priced assets. MFC Global’s unique portfolio of non-traditional assets results in enhanced yields, diversifies risk and provides a competitive advantage. Going forward, the Division will continue to leverage the strong distribution network, expanded expertise and significant scale to aggressively grow the business.
Management’s Discussion and Analysis       73

Risk Management
Overview
Manulife Financial is in the business of taking risks to generate profitable growth. How effectively these risks are managed is critically important to meeting expectations of shareholders, customers and regulators, and to safeguarding reputation and capital. The fundamental objective of the Company’s risk management program, therefore, is to support shareholder value growth while ensuring commitments to customers are met and reputation and capital are protected. This is achieved by employing an enterprise level framework that guides all risk-taking activities globally, ensuring they are aligned with corporate philosophy: taking risks that are prudent in relation to capital strength, that meet corporate ethical standards, that are diversified across risk types, businesses and geographies, and for which appropriate compensation is earned.
The Company’s enterprise risk management framework is built around four cornerstones: comprehensive risk governance; effective risk management processes; rigorous exposure measurement; and disciplined risk limit management. Continuous investment is being made in the tools, processes and professionals employed in all aspects of risk measurement and management as the external environment shifts and business operations broaden.
Risk Governance
Sound business decisions require a strong risk culture, and a well-informed executive management and Board of Directors. The Audit and Risk Management Committee of the Board of Directors, along with the Conduct Review and Ethics Committee, oversees global risk management. These Board committees approve and monitor compliance with all key risk policies and limits, and regularly review with management trends in material risk exposures, major risk-taking activities, and the ongoing effectiveness of risk management practices.
The Chief Executive Officer (“CEO”) and a top tier of executive risk oversight committees set the overall risk appetite, and influence and communicate the Company’s risk culture across global operations. The committees shape risk policy, monitor material risk exposures, guide risk-taking activity and champion strategic risk management priorities throughout the organization.
Executive risk oversight committees include:

Corporate Risk Management Committee

• Approves risk management policies	• Reviews risk exposures	• Provides oversight and strategic direction

Global Asset Liability
Product Risk Committee	Credit Committee	Committee

• Establishes product design, pricing and underwriting risk policies • Oversees risk management processes • Reviews product risk exposures • Sub-committee approves product offerings	• Establishes credit risk policies • Oversees risk management processes • Reviews credit exposures • Approves large individual credits	• Establishes asset mix, interest rate, liquidity, foreign exchange and market risk policies • Oversees risk management processes • Reviews risk exposures • Approves target investment strategies

Business units across the organization own and take accountability for the risks assumed within their operations. Business unit general managers are responsible for ensuring business strategies align with corporate risk philosophy and culture, and for managing both risk and return on risk-based allocated capital within corporate policy and limits.
Corporate Risk Management maintains the comprehensive enterprise risk management framework, monitors and reports on enterprise wide risk exposures, and proactively partners with business units in employing analytic techniques to appropriately assess and allocate risk-based capital, and to optimize risk and return profiles. The group also drives the development and introduction of new risk measurement and management techniques and processes throughout the organization.
Internal Audit independently assesses the effectiveness of risk management policies and internal controls, and oversees the risk and control self-assessment program globally. Global Compliance independently assesses the effectiveness of regulatory compliance processes and business practices against potential legal, regulatory and reputation risks. The Chief Actuary independently opines on the adequacy of actuarial liabilities, oversees regulatory capital adequacy reporting and performs the Dynamic Capital Adequacy Testing, a stress analysis required by regulators incorporating extreme but plausible scenarios.
Risk Management Processes
Sound decision making requires that all potential new business initiatives, acquisitions, product offerings and investments are evaluated on a directly comparable risk-adjusted basis and that all risk exposures are identified, assessed and managed using a common set of standards and guidelines. The Company’s enterprise risk management framework establishes global standards and
74      MFC 2005 Annual Report

guidelines for risk management and, in concert with its risk and capital management framework, establishes standards for risk-adjusted return measurement. The comprehensive risk-specific management programs encompass:

•	Establishment, approval and maintenance of policies and limits;

•	Clear delineation of risk management accountabilities across the organization;

•	Specific delegation of authorities related to risk-taking activities;

•	Processes for risk identification, assessment, monitoring, reporting and escalation;

•	Standards for risk exposure measurement; and

•	Strategies for risk control and mitigation.
A comprehensive report of risk exposures, incorporating both qualitative and quantitative assessments, is reviewed with the Corporate Risk Management Committee and the Audit and Risk Management Committee quarterly, following a formal risk identification and assessment process. Each global risk management program is also reviewed with these committees periodically. In addition, the results of internal audits of risk controls and risk management programs are independently reported to the Audit and Risk Management Committee, and the results of the Dynamic Capital Adequacy Testing are reported to the Board of Directors.
Risk Measurement
Manulife Financial is exposed to a variety of risks through its diverse business activities. These risks are a blend of strategic risks, financial risks including product, credit, market and asset liability risks, and operational risks. They can result in a combination of direct financial loss, damage to reputation, or inability to conduct business or service customers, all of which can impact shareholder value.
Individual quantitative measures are used to assess risk exposures related to various financial and operational risks. Risk measurement methodologies range from simple key risk indicators to stress testing to sophisticated stochastic scenario modeling of potential capital at risk and earnings at risk. Strong controls are in place over the development, implementation and application of the stochastic scenario models employed. Currently, the Company evaluates its consolidated internal risk-based capital using a combination of the Canadian-based Minimum Continuing Capital and Surplus Requirements (“MCCSR”), and internally developed economic capital. Economic capital measures the amount of common equity needed to support risks, covering potential extreme losses that could occur, with a confidence expected for a company with Manulife Financial’s financial strength ratings. The application of economic capital as a decision support tool continues to be expanded throughout the organization. The Company allocates capital to its businesses based on a blend of its internally developed economic capital and MCCSR, subject to local regulatory requirements at the entity level in jurisdictions outside of Canada. Risk-adjusted performance is monitored in relation to allocated capital.
Risk Limit Management
Risk-taking activities are managed against an overall capacity for assuming risk, established based on the risk tolerances of the Board of Directors and executive management, reflecting the Company’s financial condition. This overall capacity is defined in terms of local regulatory ratios for key operating subsidiaries and the consolidated ratio of available capital to internal risk-based allocated capital. The Company targets an MCCSR ratio of 180 to 220 per cent for The Manufacturers Life Insurance Company (“MLI”), the Company’s primary Canadian operating subsidiary, and a ratio of 275 to 325 per cent under the Risk Based Capital (“RBC”) Requirements of the National Association of Insurance Commissioners (“NAIC”) for its U.S. operating subsidiaries. In addition, to manage its risk profile and limit exposure to specific risks, the Company manages risk exposures against enterprise-wide limits established for various financial risks, based on risk-specific exposure measures, including economic capital. Manulife Financial’s risk profile is well diversified across risks, as shown by the composition of the Company’s risk-based allocated capital.

Management’s Discussion and Analysis       75

Strategic Risk
Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.
Managing strategic risk effectively is critical to delivering shareholder value growth. The CEO and Executive Committee set overall strategies that are approved by the Board of Directors, and have accountability to manage the risks embedded in these strategies. They are supported by a number of important processes:

•	Strategic planning that is integrated with risk assessments and reviewed with the Board of Directors;

•	Detailed business planning executed by local divisional executive management;

•	Capital attribution and allocation that ensure a consistent decision making framework across the organization;

•	Periodic reviews of operational performance of all businesses with the CEO and the Board of Directors; and

•	Review and approval of acquisitions and divestitures by the CEO and Board of Directors.
Product Risk
Product risk is the risk of loss due to actual experience emerging differently than assumed when the product was designed and priced, as a result of investment returns, expenses, taxes, mortality and morbidity claims, and policyholder behaviour.
The Product Risk Committee oversees product risk management policies and processes. Within the broad framework set out by the Product Design and Pricing Policy approved by the Audit and Risk Management Committee, it sets global product design and pricing standards and guidelines designed to ensure all aspects of product offerings align with corporate risk philosophy. These cover:

•	product design features

•	use of reinsurance

•	pricing models and software

•	internal risk-based capital allocations

•	target profit objectives

•	pricing methods and assumption setting

•	stochastic and stress scenario testing

•	required documentation

•	approval processes

•	experience monitoring programs
Designated pricing officers in each business unit are accountable for all pricing activities. The general manager and chief financial officer of each business unit, as well as Corporate Risk Management, approve the design and pricing of each product, and related reinsurance treaties with third parties, ensuring corporate standards are met. Corporate Actuarial approves all valuation methods and assumptions and approves reinsurance treaties related to business in force, as well as all related party reinsurance treaties. Annual risk and compliance self-assessments and periodic internal audits are performed for all businesses to ensure compliance with standards.
Underwriting and claims risks are key components of product risk. A global underwriting manual is utilized ensuring underwriting practices are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures. Periodic reviews of business unit practices ensure compliance with standards.
Fluctuations in claims experience may result in losses. As at December 31, 2005 and December 31, 2004 actual mortality and morbidity rates over the next year exceeding the rates provided for in actuarial reserves by five per cent would reduce net income by $113 million and $102 million respectively. Enterprise-wide, this aggregate claims exposure is mitigated as a result of operating internationally and insuring a wide range of non-correlated risk events, reducing the likelihood of high aggregate claims rates.
Exposure to claims concentrations is further mitigated through the use of geographical aggregate retention limits for certain covers and through the purchase of catastrophe reinsurance for life, health and disability insurance worldwide. The Company’s catastrophe reinsurance covers losses in excess of U.S. $100 million, up to U.S. $225 million (U.S. $150 million for Japan). In addition to accidents and natural catastrophes, it provides full cover for losses due to all terrorist activities in Canada, where the concentrations are highest, and restricted cover for losses due to terrorist activities in other parts of the world.
Exposure to individual large claims is mitigated through established retention limits per insured life varying by market and jurisdiction. Coverage in excess of these limits is reinsured with other companies. The Company’s current global retention limit is U.S. $20 million (U.S. $25 million for joint life policies) and is shared across business units with lower limits applying in some markets and jurisdictions.
Credit Risk
Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.
Manulife Financial’s Credit Committee establishes and oversees implementation of policies and processes to manage credit risk. The committee sets out objectives related to the overall quality and diversification of the investment portfolio and establishes criteria for the selection of counterparties and intermediaries. The policies establish exposure limits by borrower or issuer, corporate connection, quality rating, industry, and geographic region. Corporate connection limits vary according to internal risk rating.
76      MFC 2005 Annual Report

All credit-granting units within the Company have a defined evaluation process that provides an objective assessment of credit proposals. Each investment is assigned an internal risk rating based on a detailed examination of the borrower, including business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the organization. Internal ratings are assessed and updated on a regular basis and are based on a standardized 22-point scale consistent with those of external rating agencies.
Delegated credit approval authorities are established and approved by the Credit Committee and Audit and Risk Management Committee. Credit decisions are made on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to internal risk rating. All major credit decisions are referred to the Credit Committee for approval. The largest credits are referred to the CEO for approval and, in certain cases, to the Board of Directors.
Distinct derivative counterparty exposure limits, based on a minimum acceptable counterparty credit rating of “A”, are in place. For a derivative counterparty, derivative exposure is measured as gross potential credit exposure, which takes into consideration mark-to-market value, net of any collateral held, and a provision for future exposure. Reinsurance counterparty exposure measures reflect both current exposures and potential future exposures. All reinsurance counterparties are required to meet minimum credit-rating criteria.
Regular reviews of the credits within the various portfolios are undertaken to ensure that changes to credit quality are identified, and where appropriate, corrective actions taken. Prompt identification of problem credits is a key objective. A centralized list of problem and potential problem credits is maintained by Corporate Risk Management, which provides an independent credit risk oversight function. The Credit Committee reviews credits on the list regularly, and provides direction where appropriate. Corporate Risk Management and Internal Audit perform periodic internal audits of all credit-granting units to ensure compliance with credit policies and processes.
An allowance for losses on invested assets is established when an asset or portfolio of assets becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of assets and related investment income. The carrying value of an impaired asset is reduced to estimated net realizable value at the time of recognition of impairment. There is no assurance that the allowance for losses will be adequate to cover future losses or that additional provisions or asset write-downs will not be required. However, the Company remains conservatively provisioned for credit losses overall and the level of impaired assets continues to be very low.
Actuarial liabilities also include general provisions for credit losses from future asset impairments. These are set conservatively, taking into account normal historical levels and future expectations, with an allowance for adverse deviations. Fluctuations in credit default rates and, to a lesser extent, deterioration in credit ratings of borrowers, may result in losses, if actual rates exceed expected rates. As at December 31, 2005 and December 31, 2004, credit loss rates over the next year exceeding the rates provided for in actuarial reserves by 25 per cent would reduce net income by $60 million and $53 million respectively.
A variety of aggregate credit risk exposure measures are monitored regularly and reported to the Audit and Risk Management Committee, as shown in the following table.
Credit Risk Measures

As at December 31
(Canadian $ in millions unless otherwise stated)	2005	2004

Net impaired assets	$643	$476
Net impaired assets as a per cent of total invested assets	0.38%	0.28%
Allowance for impairment	$276	$214
Provision for future credit losses included in actuarial liabilities[1]	$2,906	$3,531

[1]	Excludes allowances for pass-through credit risk pertaining to participating policies and certain other policies. The allowance for expected credit losses implicit in actuarial liabilities for these policies was estimated to be $1,231 million as at December 31, 2005 and $1,076 million as at December 31, 2004.
Market and Asset Liability Risk and Liquidity Risk
Market and asset liability risk is the risk of loss resulting from market price volatility, interest rate changes, adverse movements in foreign currency rates, and liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected liabilities and unexpected cash demands.
Manulife Financial’s Global Asset Liability Committee, with the support of a network of business unit asset liability committees, establishes and oversees implementation of policies and processes related to the management of a variety of risks inherent in generating the investment returns required to support product liabilities, as well as returns on assets in the shareholders’ equity account. These risks include asset allocation, interest rate changes, foreign exchange rate changes, and price volatility of non-fixed income investments, such as equities, commercial real estate, oil and gas and timberland. The committee also oversees the management of liquidity.
Global investment policies, approved by the Audit and Risk Management Committee, establish enterprise-wide and portfolio level targets and limits as well as delegated transaction approval authorities. The targets and limits are designed to ensure investment portfolios are widely diversified across asset classes and individual investment risks, and are suitable for the liabilities they support. Actual investment positions and risk exposures are monitored regularly. The positions and exposures are reported to the Global Asset Liability Committee monthly and to the Corporate Risk Management Committee and Audit and Risk Management Committee quarterly.
Segmentation and Investment Strategy     Product liabilities are segmented into groups with similar characteristics and are each supported by unique portfolios of investments. Investment policies and goals are established for each asset segment, setting out
Management’s Discussion and Analysis       77

target investment strategies and portfolio management philosophies that best match the premium and benefit pattern, guarantees, policyholder options, and crediting rate strategies for the products supported. These investment policies and goals encompass asset mix, quality rating, duration and cash flow profile, liquidity, currency mix and industry concentration targets, as well as portfolio management styles such as active or indexed for equities and buy-and-hold or actively traded for public bonds. Governing business unit asset liability committees and the Global Asset Liability Committee approve the investment policies and goals.
Several products, such as payout annuities and insurance, have obligations extending well beyond terms for which returns can generally be locked in with certainty, typically about 25 to 30 years in North America. Product benefit and expense obligations, and any recurring premium inflows, are split into those falling within this period for which returns can be locked in, and those falling beyond that period. The Company’s strategy is to back the portion of liabilities falling within the period that returns can be locked in with certainty primarily with fixed income assets that have a cash flow profile generally set to closely match the profile of the liabilities being supported. The remaining liabilities present systemic investment return risk and are supported by asset portfolios managed to achieve a total return sufficient to support the obligations over their long-term investment horizon. The total return asset portfolios incorporate an amount of non-fixed income assets considered prudent in relation to the liabilities they support, with the balance invested in fixed income portfolios. Incorporating a diversified basket of non-fixed income assets in these portfolios is intended to enhance long-term investment returns and reduce aggregate risk through diversification.
Wealth management products that are primarily short to medium term obligations and offer interest rate guarantees for specified terms on single premiums are backed by fixed income assets, such as public bonds, private debt and mortgages. The cash flow profile of the fixed income assets is set to closely match the profile of the obligations supported.
Other products such as participating insurance, universal life insurance and U.S. fixed annuities, largely pass the investment performance of assets supporting the liabilities through to policyholders as changes in the amounts of dividends declared or rates of interest credited. These products are backed by total return asset portfolios designed to maximize dividends or credited rates, subject to limiting the risk arising from embedded minimum guarantees and policyholder options.
The target investment strategy for each segment is established using sophisticated portfolio analysis techniques to optimize long-term investment returns while considering volatility of returns and the risks related to embedded product guarantees and policyholder withdrawal options, the impact of regulatory and economic capital requirements and management tolerances with respect to short-term income volatility and long-term extreme event risk exposure.
Derivatives, including foreign exchange contracts, interest rate and cross currency swaps, forward rate agreements and options, are incorporated into investment strategies where appropriate to manage interest rate, foreign currency and equity risks. The risks associated with the use of derivatives are mitigated by established risk management policies and processes including limits on the notional volume of derivative transactions, authorized types of derivatives and applications, delegated authorization and trading limits for specific personnel, as well as the pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies.
Investment Return Risk Investment return risk relates to potential losses arising from asset returns insufficient to support product liabilities and is driven by the mix of assets supporting liabilities, market influences including interest rate changes and price volatility of non-fixed income investments, as well as the nature of embedded product guarantees and policyholder options. The systemic investment return risk within the Company’s general account principally arises from the uncertainty of returns achievable on investments to be made in the future as recurring premiums are received, and on existing asset portfolios being managed for total return supporting long-dated liabilities, and due to minimum rate guarantees on products where investment returns are generally passed through to policyholders. Investment return risk within the general fund may also arise from tactical mismatch positions taken between the timing and amount of cash flows on fixed income assets and liabilities generally targeted to be matched, to the extent they exist. Target investment strategies and market and asset liability risk management programs established for each product segment, including interest rate risk exposure limits approved by the Audit and Risk Management Committee, are designed to keep potential losses from interest rate changes within acceptable limits.
Interest rate risk management policies and procedures, including delegated trading authorities and accountabilities for managing and monitoring interest rate risk, are clearly defined. Asset duration and cash flow targets are reviewed and modified with a frequency ranging from daily to annually, depending on the type of liabilities and the frequency and size of potential changes in the liability profiles. Actual asset positions are monitored against targets and rebalanced to within established interest rate risk exposure limits with a frequency ranging from daily to quarterly, depending on the potential exposure to changes in the profile of assets and liabilities. Assets invested for total return are managed against established benchmarks and portfolio managers maintain interest rate risk exposure positions within prescribed limits.
Non-fixed income asset price volatility risk is driven by fluctuations in market values of equity and commercial real estate holdings, and to a lesser extent, oil and gas and timberland holdings. Price volatility risk related to general fund holdings is mitigated by investing in a diversified basket of non-fixed income assets consisting of public and private equities, commercial real estate, timberlands, agricultural lands and oil and gas. Total non-fixed income asset holdings are managed against an established aggregate limit, representing a small proportion of total assets, and against aggregate limits for each asset category. These aggregate limits are allocated to asset segments with target asset mixes incorporating non-fixed income assets. Public and private equity holdings are diversified and managed against established targets and limits by industry type and corporate connection. Commercial real estate holdings are diversified and managed against established limits by property type and geography. Timber and agricultural land holdings are diversified and managed against limits by geography. Allocations to non-fixed income assets are managed proactively, reflecting management’s risk preferences.
The investment return risk arising from the Company’s off-balance sheet products is principally due to the uncertainty of future levels of asset-based fees, as well as death and living benefit guarantees provided on variable annuity and insurance products. Guarantees
78      MFC 2005 Annual Report

include death, maturity, income and withdrawal guarantees on variable products and segregated funds. Off-balance sheet product investment return risk is mitigated through benefit guarantee design, limitations on fund offerings and the use of reinsurance. New product benefit guarantees and fund offerings are designed to meet established extreme event risk exposure limits, based on economic capital at risk. Reinsurance is in place on existing business that transfers investment return related benefit guarantee risk where appropriate, subject to established counterparty risk management policies.
The Company’s aggregate exposure to public equity market price risk is managed against enterprise-wide limits approved by the Corporate Risk Management Committee and Board of Directors. These limits cover the combined public equity market price risk arising from variable product death and living benefit guarantees, market-based fees and general fund investments.
Interest rate and equity market price risk exposures are evaluated using a variety of techniques and measures that depend on the nature of the assets and liabilities, primarily based on projecting cash flows under a variety of future interest rate and market growth scenarios. These measures include durations, key-rate durations, convexity, cash flow gaps, shareholders’ economic value at risk based on specific stress scenarios, earnings at risk and economic capital at risk. Exposures are monitored and reported quarterly to the Global Asset Liability Committee, the Corporate Risk Management Committee and the Audit and Risk Management Committee. The following tables show the shareholders’ economic value at risk under sample stress scenarios, each one a shock that reflects a confidence level of approximately 87 per cent over a one-year horizon, according to internal stochastic models. Shareholders’ economic value is calculated as the net present value of future cash flows related to current assets, recurring premiums to be received and product benefit and expenses to be paid, all discounted at market yields and adjusted for tax. The stress scenarios are: an immediate and permanent parallel increase of one per cent in interest rates for all maturities across all markets; an immediate and permanent parallel decrease of one per cent in interest rates for all maturities across all markets, subject to a minimum rate of 0.25%; and an immediate ten per cent decline in the market value of non-fixed income assets. Exposures are shown separately for segments supported with asset liability matching mandates and segments supported with total return mandates.
Exposures Arising in Segments Supported with Asset Liability Matching Mandates Segments supported with asset liability matching mandates encompass non-adjustable product benefit and expense obligations, and any recurring premium inflows, falling within a period for which returns can generally be locked in, typically 25 to 30 years. These segments represented approximately half of product liabilities as at December 31, 2005. The Company’s strategy is to back these liabilities with fixed income assets that have a cash flow profile generally set to closely match the profile of the liabilities being supported.
The following table shows the shareholders’ economic values at risk arising from segments supported with asset liability matching mandates under the interest rate stress scenarios described above.
Shareholders’ Economic Value at Risk Arising from Segments Supported with Asset Liability Matching Mandates

	1% change in interest rates
As at December 31
(Canadian $ in millions)	Increase	Decrease

2005
Wealth management	$(11)	$16
Insurance	227	(314)

Total	$216	$(298)

2004
Wealth management	$78	$(100)
Insurance	234	(340)

Total	$312	$(440)

As at December 31, 2005, the Company’s wealth management business supported with asset liability matching mandates had virtually no sensitivity to parallel interest rate changes. The decrease in exposure from December 31, 2004 primarily resulted from reducing exposures in the G&SFP line, as a result of portfolio repositioning.
Within the insurance segments supported with asset liability matching mandates, the Company remains positioned to benefit from increases in interest rates in its U.S. long-term care, Canadian insurance and Japan insurance segments, and consequently remains exposed to potential permanent declines in interest rates.
Exposures Arising in Segments Supported with Total Return Mandates Segments supported with total return mandates encompass non-adjustable product benefit and expense obligations, and any recurring premium inflows, falling beyond the period for which returns can generally be locked in, typically 25 to 30 years, as well as all liabilities with benefits that can generally be adjusted. These segments represented approximately half of product liabilities as at December 31, 2005. Total return mandate segments also include the shareholders’ equity account.
Asset portfolios incorporate a diversified basket of non-fixed income assets considered prudent in relation to the liabilities they support, with the balance invested in fixed income portfolios. For long-dated non-adjustable product benefit segments, the underlying economic risk exposure is the potential failure to achieve the assumed returns over the entirety of the long investment horizon. For adjustable product benefit segments, the embedded economic risk arises primarily from embedded minimum guarantees.
Management’s Discussion and Analysis       79

The following table shows the shareholders’ economic values at risk arising from segments supported by total return mandates under the three stress scenarios described above.
Shareholders’ Economic Value at Risk Arising from Segments Supported by Total Return Mandates

	1% change in interest rates		10% decline in market values
As at December 31
(Canadian $ in millions)	Increase	Decrease	Equities	Real estate	Other*

2005
Wealth management	$(36)	$30	$(63)	$(6)	$(6)
Insurance	500	(999)	(150)	(172)	(47)
Shareholders’ equity account	(304)	340	(244)	(11)	(48)

Total	$160	$(629)	$(457)	$(189)	$(101)

2004
Wealth management	$(18)	$33	$(66)	$(5)	$(3)
Insurance	604	(1,268)	(136)	(154)	(7)
Shareholders’ equity account	(316)	374	(204)	(20)	(39)

Total	$270	$(861)	$(406)	$(179)	$(49)

*	Other assets include timberland, agricultural lands and oil and gas holdings.
Within insurance segments supported by total return mandates, exposure to a permanent decline in interest rates primarily arises in long-dated non-adjustable product benefit segments, due to fixed income asset portfolios with maturity profiles shorter than the benefits, as well as exposure to minimum rate guarantees on adjustable benefit segments. The reduction in exposure from December 31, 2004 was driven by the U.S. Long Term Care and U.S. Universal Life segments.
Exposures for Variable Products and Other Managed Assets The following table shows the potential impact on shareholders’ economic value, arising from variable products and mutual funds, as well as institutional asset management operations, as a result of an immediate ten per cent decline in the market value of equity funds.
Impact on Shareholders’ Economic Value of a Ten Per Cent Decline in Market Values of the Equity Component of Variable Product and Other Managed Assets

As at December 31
(Canadian $ in millions)	2005	2004

Market-based fees	$(472)	$(411)
Variable product guarantees	$(207)	$(204)

Additional information related to investment related guarantees on variable annuities and segregated funds is shown in the table below.
Variable Annuity and Segregated Fund Benefit Guarantees

	2005			2004

			Expected			Expected
As at December 31	Fund	Amount	guarantee	Fund	Amount	guarantee
(Canadian $ in millions)	value[2]	at risk[2]	cost[3]	value[2]	at risk[2]	cost[3]

Maturity/ income benefits	$36,553	$613		$22,634	$915
Death benefits[1]	12,543	1,578		13,030	2,047

Total	$49,096	$2,191	$(1,252)	$35,664	$2,962	$(584)

[1]	Death benefits include stand-alone guarantees and guarantees in excess of maturity or income guarantees where both are provided on a policy.
[2]	Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. Fund value and amount at risk are net of amounts reinsured.
[3]	Expected guarantee cost is net of reinsurance and fee income allocated to support the guarantees.
The reported amount at risk is not currently payable and represents a theoretical value only. Guaranteed benefits are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values. The Company calculates the present value of projected future guaranteed benefit payments, net of reinsurance and net of fee income allocated to support the guarantees, based on a set of stochastic investment return scenarios, and considering future mortality, policy termination and annuitization rates. The expected guarantee cost represents the average of this present value across all investment return scenarios modeled, and was negative as at December 31, 2005 and December 31, 2004, meaning that fee income supporting guarantees is expected to exceed claims costs. The reduction in the amount at risk and the improved expected cost of guarantees as compared to December 31, 2004 was driven by favourable equity market performance. The improvement in the expected guarantee cost also reflects sales of higher margin products, particularly in the United States and Japan.
The Company holds actuarial liabilities for guaranteed benefit payments related to variable annuities and segregated funds calculated as the present value of the projected guaranteed benefit payments, net of reinsurance and net of fee income supporting the guarantees, based on the same set of stochastic investment return scenarios, as described above for the expected guarantee cost. The actuarial liabilities held must fall in a confidence range defined by the most adverse forty per cent to the most adverse twenty per cent of the stochastic investment return scenarios. As at December 31, 2005 and December 31, 2004, actuarial liabilities held for these guaranteed benefit payments were $547 million and $600 million respectively, exceeding both the minimum requirement and the expected guarantee cost. While determined based on stochastic scenarios, in aggregate, the actuarial liabilities held as at Decem-
80      MFC 2005 Annual Report

ber 31, 2005 were adequate to defease the projected guaranteed benefit payments across all businesses as long as future equity fund returns, including dividends, would average at least three per cent.
Foreign Currency Risk Adverse movements in foreign exchange rates may result in losses if assets and liabilities are not matched by currency. The Company has a policy of matching the currency of its assets with the currency of the liabilities they support to mitigate this exposure. To limit the impact of changes in foreign exchange rates on regulatory capital ratios, shareholders’ equity is also generally currency matched to the liabilities it supports, up to target capital levels. Manulife Financial reported Canadian dollar income and shareholders’ equity may be exposed to losses resulting from adverse movements in foreign exchange rates due to the fact that it manages operations globally in many currencies, most notably U.S. dollars. A significant portion of shareholders’ equity in excess of target capital levels is held in Canadian dollars to mitigate the impact of changes in foreign exchange rates on shareholders’ equity.
Value at Risk exposure relative to the policy position of matching the currency of its equity, up to target capital levels, with the currency of its liabilities is monitored regularly against established limits. The Value at Risk model is based on the industry-accepted J.P. Morgan Risk Metrics methodology. The sensitivity of net income and shareholders’ equity to changes in foreign exchange rates is monitored regularly and reported to the Global Asset Liability Committee, Corporate Risk Management Committee and Audit and Risk Management Committee quarterly. A one per cent increase in the Canadian dollar relative to the U.S. dollar would have reduced shareholders’ equity by $151 million as at December 31, 2005 and $157 million as at December 31, 2004. As at December 31, 2005 and December 31, 2004 the same change in foreign exchange rates would reduce net income over the next year by $21 million and $20 million, respectively.
Liquidity Risk Global liquidity management policies and procedures are designed to ensure that adequate liquidity is available to Manulife Financial and all its local operations. Products are designed taking into account the risk related to unexpected liquidity demands as a result of policyholder termination features. Investment strategies are established and implemented to ensure adequate levels of marketable investments are held. Other sources of liquidity include centralized cash pools, as well as repurchase funding agreements and highly liquid marketable securities in principal operating entities. Operating liquidity is monitored in local operations as well as centrally, with daily forecasting and monitoring of actual cash movements to ensure liquidity is available and cash is employed optimally.
Global operating and strategic liquidity are managed against established minimum levels. Minimum operating liquidity is set as the level of one month’s operating cash outflows. Strategic liquidity is measured using an industry-accepted model under both immediate (within one month) and ongoing (within one year) stress scenarios. Under this model, adjusted liquid assets include cash and short-term investments, and marketable bonds and stocks discounted to reflect convertibility to cash, net of maturing debt obligations. Under the model, policy liabilities are adjusted to reflect their potential for withdrawal. The Company’s policy is to maintain adjusted liquid assets at a level well above adjusted policy liabilities.
Strategic Liquidity

	2005		2004

As at December 31	Immediate	Ongoing	Immediate	Ongoing
(Canadian $ in millions unless otherwise stated)	scenario	scenario	scenario	scenario

Adjusted liquid assets	$87,721	$88,561	$88,444	$87,035
Adjusted policy liabilities	$24,915	$30,648	$23,927	$29,216
Liquidity ratio	352%	289%	370%	298%

Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems failures, human performance failures or from external events.
Operational risk is naturally present in all of the Company’s business activities and encompasses a broad range of risks, including fiduciary breaches, regulatory compliance failures, legal disputes, business disruption, technology failures, processing errors, business integration, theft and fraud, damage to physical assets, employment practices and workplace safety. Exposures can take the form of financial losses, regulatory sanctions, loss of competitive positioning, poor customer service or damage to reputation.
The Company’s strong corporate governance, clearly communicated corporate values, and integrated approach to managing risk set the foundation for mitigating all operational risks. This base is fortified by efforts to ensure appropriate internal controls and systems, together with trained and competent people, are in place throughout the organization. Within established corporate standards, business unit general managers are accountable for the day-to-day management of operational risk inherent in their operations. Business units and functional areas perform comprehensive risk control self-assessments to identify, document and assess inherent operational risks and effectiveness of internal controls. They regularly monitor key risk indicators that provide early warnings of emerging control issues and proactively modify procedures. Material operational risk exposures and risk management activities are reported quarterly to the Corporate Risk Management Committee and Audit and Risk Management Committee.
Internal Audit independently assesses the effectiveness of risk management policies and internal controls, and oversees the risk control self-assessment program globally. External auditors review the effectiveness of internal controls to the extent necessary to conduct an audit of the Company’s financial statements. However, the external auditors have not been engaged to audit the Company’s internal controls over financial reporting. Both the internal and external auditors report independently to the Audit and Risk Management Committee on the findings of their audits.
Global Compliance oversees the regulatory compliance program, supported by designated chief compliance officers in every division. The program is designed to promote compliance with regulatory obligations worldwide and to help ensure awareness of the laws and regulations that affect the Company, and the risks associated with failing to comply. Divisional compliance groups monitor emerging legal and regulatory issues as well as proposed regulatory changes and take an active role in attempting to influence these where
Management’s Discussion and Analysis       81

appropriate, and in preparing the Company to address new requirements. Global Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory and reputation risks, and helps to ensure significant issues are escalated and proactively mitigated. Among these processes and practices are product design, sales and marketing practices, sales compensation practices, asset management practices, fiduciary responsibilities, employment practices, underwriting and claims processing and regulatory filings.
Technology-related risks are managed through a rigorous systems development protocol and global information security programs. A global business continuity policy and standards are in place to ensure key business functions can continue and normal operations can resume effectively and efficiently in the event of a major disruption. Each business unit maintains its own business continuity plans and processes and the global program incorporates periodic scenario analysis to validate the assessment of both critical and non-critical units, and the establishment and testing of appropriate business continuity plans for all critical units. Off-site backup facilities are available to minimize recovery time. Outsourcing arrangements, whereby a service provider performs a service activity on behalf of the Company, are subject to review procedures prior to their approval. Comprehensive policies and procedures are in place to monitor the ongoing results and contractual compliance of such arrangements.
Manulife Financial’s environmental policy reflects the Company’s commitment to conducting all of its business activities in a manner that recognizes the need to preserve the quality of the environment, as well as the requirement to be compliant with all applicable environmental laws and regulations. In providing credit to borrowers, or making equity investments in private firms, reasonable steps are taken to help ensure that counterparties are environmentally responsible. In natural resource management operations, specific policies and procedures are in place to mitigate environmental risks and operate in an environmentally responsible manner. Programs are also in place across the real estate holdings to conserve energy and reduce waste.
Operational risk related to a variety of loss events is further mitigated through the purchase of appropriate amounts of insurance covers, to provide protection against unexpected material losses or to satisfy legal requirements and contractual obligations.
Reputation Risk Manulife Financial’s reputation is one of its most valuable assets and it is vital that it be safeguarded. Reputation risk is the risk that the Company’s corporate image may be eroded by adverse publicity, whether true or not, as a result of business practices of the Company or its representatives and business partners, potentially causing damage to the Company’s franchise value. A loss of reputation is often a consequence of some other risk control failure whether associated with complex financial transactions or relatively routine operational activities. As such, reputation risk cannot be managed in isolation from other risks.
The Company has established an enterprise-wide Reputation Risk Policy approved by the Audit and Risk Management Committee which delineates the responsibilities of the Board and executive management in managing reputation risk. The Company applies a set of guiding principles in conducting all its business activities to protect and enhance its reputation, and requires documented reputation risk assessments, while also placing a priority on employee communication and education. While the CEO and executive management are ultimately responsible for the Company’s reputation, it is the responsibility of every employee and Company representative to conduct their business activities in a manner that upholds the Company’s reputation. This responsibility is clearly detailed and communicated to every director, officer and employee through the Company’s Code of Business Conduct and Ethics.
In 2005, the Company’s response to the failure of Portus Alternative Asset Management (“Portus”) in Canada, an investment counsel and portfolio manager to which Manulife Financial-related advisors had referred prospective clients, reflected the principles set forth in the policy and exemplified the “tone from the top” at Manulife Financial. While the Company had no legal obligation or direct relationship with Portus or its clients, the Company quickly returned the entire principal invested in Portus to the investors referred by the Company and assumed the ongoing ownership and risks related to their Portus investment.
82      MFC 2005 Annual Report

Capital Management and Capital Adequacy
Policies and Procedures
The objectives of the Company’s capital management policy and related procedures are:

(1)	to maintain adequate capital to ensure the safety and stability of the Company as well as retaining the confidence of regulators, policyholders and other creditors in the Company, and;

(2)	to manage capital levels in order to optimize return on capital.
Management of Capital
The Company maintains high quality capital and limits the amount of financial leverage incorporated in the capital structure. The Company monitors and rebalances its capital mix through opportunistic capital issuances, capital repurchases and redemptions.
In 2005, the Company undertook the following capital management initiatives to optimize its capital mix:
Common Shareholder Dividend and Target Dividend Payout Ratio
The common shareholder dividend payout is a range of 25 per cent to 35 per cent of Canadian GAAP earnings. The Company’s common share dividend payout ratio was 29 per cent for the full year ended December 31, 2005 and represented an increase in the quarterly common shareholder dividend of $0.04/share to $0.30/share in 2005. Common shareholder dividends are declared at the discretion of the Board of Directors.
Capital Issuances
In order to optimize the Company’s capital structure, on February 10, 2005 the Company took advantage of historically low long-term interest rates by issuing 14 million Class A Series 2 non-cumulative perpetual preferred shares for an aggregate amount of $350 million. The Series 2 Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.65%.
Subsequent to the year-end, on January 3, 2006, following an announcement by the Federal Government regarding changes to dividend taxation, the Company took advantage of a favourable market environment by issuing 12 million Class A, Series 3 non-cumulative perpetual preferred shares for an aggregate amount of $300 million. The Series 3 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.50%.
Common Share Repurchase Program
During the year ended December 31, 2005, MFC purchased and subsequently cancelled 21 million of its common shares pursuant to all normal course issuer bids at a total cost of $1,238 million. The current normal course issuer bid allows for the repurchase of an additional 49.3 million common shares at prevailing market prices.
Debt Redemptions and Maturities
MLI repaid, at maturity, all of the outstanding U.S. $209 million 7.875% subordinated notes on April 15, 2005.
As a subsequent event, on January 11, 2006, MLI exercised its right to redeem on February 16, 2006 all the outstanding $250 million 5.70% Subordinated Debentures due February 16, 2011 at par plus accrued and unpaid interest to the date of redemption.
Capital Adequacy
The Company monitors and manages its consolidated capital in compliance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline A2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued July 5, 2005. Consolidated available capital is measured against the risk capital metric contained in the guideline and internally established risk capital metrics. Regulatory capital adequacy is primarily managed at the insurance operating company level, rather than at the level of the ultimate holding company. MFC has two principal operating insurance companies: MLI and John Hancock Life Insurance Company (“JHLICO”).
The Company’s principal Canadian operating company, MLI, is regulated by OSFI and is subject to MCCSR. MLI’s MCCSR ratio as at December 31, 2005 was 213 per cent, well in excess of OSFI’s minimum level of 120 per cent and the same level as at December 31, 2004. The key drivers affecting the ratio over the course of 2005, were strong earnings offset by business growth and asset mix changes. An upstream dividend was paid to MFC as per the Company’s plan, which also reduced MLI’s MCCSR ratio.
MLI’s foreign operations and subsidiaries all maintained capital levels in excess of minimum local requirements as at December 31, 2005.
JHLICO is domiciled in the State of Massachusetts and is subject to the RBC Requirements of the NAIC. JHLICO’s RBC ratio is reported annually, as per the NAIC requirements. JHLICO’s RBC ratio increased from 351 per cent as at December 31, 2004 to 359 per cent as at December 31, 2005, well in excess of the minimum regulatory level of 100 per cent. The key drivers affecting the movement in the ratio were significant improvements in the quality of the asset portfolio, offset by normal business growth. JHLICO’s foreign operations and subsidiaries all maintained capital levels in excess of minimum local requirements as at December 31, 2005.
Management’s Discussion and Analysis       83

Critical Accounting and Actuarial Policies
The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on historical experience, management’s assessment of current events and conditions and activities that the Company may undertake in the future as well as possible future economic events. Actual results could differ from these estimates. The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.
The Company’s significant accounting policies are described in note 1 to the consolidated financial statements. The most significant estimation processes of the Company relate to the provisioning for asset impairment, the determination of policy liabilities, assessment of variable interest entities, determination of pension and other post-employment benefit obligations and expense, income taxes and impairment testing of goodwill and intangible assets as described below.
Allowance for Asset Impairment
The allowance for credit losses adjusts the value of fixed-income assets to reflect their estimated realizable value. In assessing the estimated realizable value, judgment is exercised relating to matters including economic factors, developments affecting companies in particular industries and specific issues with respect to single borrowers, for which the ultimate outcome is unknown.
Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses. Additional information on the process and methodology for determining the allowance for credit losses is included in the discussion of credit risk on page 76.
Policy Liabilities
Policy liabilities for Canadian GAAP are valued under standards established by the Canadian Institute of Actuaries. These standards are designed to ensure the Company establishes an appropriate liability on the balance sheet to cover the future obligations to all of its policyholders. Under Canadian GAAP, the assumptions underlying the calculation of policy liabilities are required to be reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions are designed to minimize the Company’s exposure to measurement uncertainty related to policy liabilities.
Determination of Policy Liabilities
Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. The best estimate amount represents the estimated value of future policy benefit and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies. The best estimate amount is reduced by the future expected policy revenues and future expected investment income on assets supporting the policies, and adjusted for the impact of any reinsurance ceded associated with the policies. To determine the best estimate amount, assumptions must be made for a number of key factors. These include future mortality and morbidity rates, investment returns, rates of policy termination, operating expenses and certain taxes, and foreign currency.
To recognize the uncertainty involved in determining the best estimate actuarial liability assumptions, a provision for adverse deviation (“PfAD”) is established. The PfAD is determined by including a margin of conservatism for each assumption to allow for any possible deterioration in experience and to provide greater comfort that the policy liabilities will be adequate to pay future benefits. The effect of these margins is to increase policy liabilities. The Canadian Institute of Actuaries establishes ranges for the permissible level of margins for adverse deviation based on the risk profile of the business. The Company uses assumptions at the conservative end of the permissible ranges, taking into account the risk profile of the business.
The margins for adverse deviation decrease the income that is recognized when a new policy is sold and increase the income recognized in later periods, with the margins releasing as the policy risks reduce.
Best Estimate Assumptions
The Company follows established processes to determine the assumptions used in the valuation of policy liabilities. The nature of each risk factor, and the process for setting the assumptions used in the valuation, are discussed below.
Mortality: Mortality relates to the occurrence of death. Mortality assumptions are based on past and emerging Company and industry experience. The assumptions are differentiated by sex, underwriting class, policy type and geographic market. Actual mortality experience is monitored against these assumptions separately for each business. The Company reinsures (cedes) mortality risk on in-force policies to other insurers in order to offset some of this risk. The impact of the reinsurance is directly reflected in the policy valuation. Overall 2005 experience was favourable when compared with the Company’s assumptions.
Morbidity: Morbidity relates to the occurrence of accidents and sickness for the insured risks. Morbidity assumptions are based on past and emerging Company and industry experience. The assumptions are established for each type of morbidity risk and geographic
84      MFC 2005 Annual Report

market. Actual morbidity experience is monitored against these assumptions separately for each business. Overall 2005 experience was favourable when compared with the Company’s assumptions.
Policy Termination and Premium Persistency: Lapses represent the termination of policies due to non-payment of premiums. Surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on the Company’s recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within geographic market. Actual experience is monitored against these assumptions separately for each business. Overall 2005 experience was unfavourable when compared to the Company’s assumptions.
Expenses and Taxes: Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from the Company’s internal cost studies. The expenses are projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature. Actual expenses are monitored against assumptions separately for each business. Overall maintenance expenses for 2005 were favourable when compared with the Company’s assumptions. Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.
Investment Returns: The Company segments assets to support liabilities by business segment and geographic market and establishes investment strategies appropriate to each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return for all future years. The re-investment strategies are based on the Company’s target investment policies for each segment, and are derived from current market rates for fixed interest investments and the Company’s projected outlook for non-fixed interest assets. Investment return assumptions include expected future credit losses on fixed income assets. Credit losses are projected based on both Company and industry experience, and specific reviews of the current investment portfolio. In 2005, credit loss experience on both bonds and mortgages continued to be favourable when compared to the Company’s assumptions. Investment return assumptions for each asset class also incorporate expected investment management expenses. The expenses are derived from internal cost studies. Overall 2005 investment management expense experience was favourable when compared to the Company’s assumptions.
Foreign Currency: Foreign currency risk results from a mismatch of the currency of the policy liabilities and the currency of the assets designated to support these obligations. Because the Company has a policy of matching the currency of its assets with the currency of the liabilities they support, there is little exposure related to adverse movements in foreign exchange rates in the valuation. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.
Where policies have features that allow the impact of changes in experience to be passed on to policyholders through policy dividends, experienced rating refunds, credited rates, or other adjustable features, the projected policyholder benefits are adjusted to reflect the projected experience.
Sensitivity of Policy Liabilities to Changes in Assumptions
When assumptions are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of the policy liabilities. The sensitivity of the value of policy liabilities to changes in assumptions is shown below, assuming that there is a simultaneous change in the assumption across all business units. For policy related assumptions, the adverse sensitivity assumes experience moves in the direction that generates an adverse result for each key business separately.
In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis.

Sensitivity of Policy Liabilities to Changes in Assumptions
As at December 31, 2005
(Canadian $ in millions)	Increase (Decrease) in Policy Liabilities

	10% adverse change

Policy Related Assumptions
Future mortality rates	$2,402
Future morbidity rates	914
Future termination rates	684
Future expense levels	670

	10 basis point change

Asset Related Assumptions	Increase	Decrease

Level of future market interest rates*	$(98)	$117
Level of future equity returns	(57)	42

* Changes in market interest rates reflect a change to the initial market interest rates, but assume that ultimate long-term fixed income re-investment rates (“URRs”) for new investments made 20 or more years into the future are unchanged. If the URRs were to be changed by a similar amount to the initial market interest rates, so that the valuation reflected a permanent shift in market interest rates available for all future re-investments, the policy liability increase would be $254 million for a 10 basis point decrease in interest rates and $201 million decrease for a 10 basis point increase in interest rates.
Management’s Discussion and Analysis       85

Review of Methods and Assumptions
The Appointed Actuary follows the practice of conducting a formal annual review of the methods and assumptions underlying the determination of the Company’s Canadian GAAP policy liabilities. Where appropriate, the methods and assumptions are updated to reflect changes in the risk profile, improvements to the models and methods used to quantify risks, and current and projected experience of the business.
The 2005 review of the actuarial methods and assumptions underlying the policy liabilities produced a net reduction in the policy liabilities of $50 million. Net of the impacts on participating surplus and minority interest, this resulted in an increase in 2005 shareholders’ income of pre-tax $74 million. The statement of operations impact of the review of actuarial methods and assumptions is reported in the Corporate and Other segment.
Impact of 2005 Review By Category of Change
(Canadian $ in millions)

Credit loss assumptions	$(96)	Release of remaining corporate cyclical credit loss provision partially offset by impact of revisions to long-term credit loss rate assumptions.

Long-term interest rate assumptions	338	Increase in liabilities due to adoption of more conservative ultimate long-term interest rates in North America as well as increase due to decreasing long-term interest assumption in Taiwan to a level consistent with current very low interest environment.

Other investment return assumption impacts	52	Comprises the following items: (i) increase from updating the investment return assumptions for 2005 investment market movements, driven by impact of lower interest rates on long duration individual life contracts in Canada, offset by strong 2005 equity markets in Japan, and (ii) release related to refinements to the asset mix and re-investment assumptions used in valuation of John Hancock segments to reflect target investment strategies being implemented (see note below).

Regular review of non- economic assumptions	(275)	Comprises the following items: (i) release from lower investment expense and general maintenance expense assumptions reflecting John Hancock acquisition synergies (ii) release from improved mortality assumptions, primarily in Reinsurance, Canada and Singapore with some offset in Japan, and (iii) increase from strengthening related to policy persistency, primarily on insurance lines in the U.S. and Canada.

Model enhancements	(69)	Includes a number of enhancements for modeling of taxes, investment risks and policy benefits.

Total	$(50)

Note:
For all segregated fund insurance and wealth management policies, as well as certain general account wealth management policies in North America, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market values. The impact of the update is reflected directly in each reporting segment’s earnings.
The 2004 review of the actuarial methods and assumptions underlying the policy liabilities produced a net reduction in the policy liabilities of $38 million. Net of the impacts on participating surplus and minority interest, this resulted in an increase in 2004 shareholders’ income of pre-tax $17 million. The statement of operations impact of the review of actuarial methods and assumptions is reported in the Corporate and Other segment. The review in 2004 focused only on the business of MLI as the methods and assumptions related to the business of the acquired John Hancock companies were reviewed and reflected on purchase in April 2004.
86      MFC 2005 Annual Report

Impact of 2004 Review Category of Change:
(Canadian $ in millions)

Credit loss assumptions	$(246)	Release of approximately one half of the corporate cyclical credit loss provisions
		following a review of the credit exposure in the assets supporting liabilities.

Recapture risk on life retrocession business	137	Increase reserve for recapture to approximately 75% of contractual recapture
		exposure based on recent recapture trends.

Segregated fund guarantee reserves	103	Strengthening to reflect incorporation of dynamic lapses in all models and other
		refinements.

Investment return assumptions	(70)	Increase from updating the investment return assumptions and models for 2004
		movements in investment markets (see note below).

Regular review of non-
economic assumptions	21	Comprises the following items: (i) increase from strengthening related to policy
		persistency, primarily on insurance lines in Canada and the U.S., (ii) release from improved mortality assumptions, primarily in Canada, and (iii) release from improved expenses, primarily in Canada.

Model enhancements	17	Reflects a number of modeling enhancements, with offsetting releases from
		previously established data and model uncertainty reserves.

Total	$(38)

Note:
For all segregated fund insurance and wealth management policies, as well as certain general account wealth management policies in North America, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market value markets. The impact of the update is reflected directly in each reporting segment’s earnings.
2005 Change In Policy Liabilities
The change in policy liabilities can be attributed to several sources: new business, acquisitions, in-force movement and currency impact. Changes in policy liabilities are substantially offset in the financial statements by premiums, investment income, policy benefits, and other policy related cash flows. The changes in policy liabilities by business segment are shown below:
Policy Liability Movement Analysis
(Canadian $ in millions)

					Asia and
	U.S.	U.S. Wealth		Canadian	Japan	Reinsurance	Corporate
	Protection	Mgmt.	G&SFP	Division	Division	Division	and Other	Total

Balance, January 1, 2005	$42,246	$18,752	$30,635	$30,046	$13,835	$1,936	$(40)	$137,410

New business	497	816	410	351	(131)	17	–	1,960

Acquisitions	(425)	(24)	(217)	110	525	–	472	441

In-force movement	809	(1,070)	(4,682)	784	358	304	(229)	(3,726)

Currency impact	(1,168)	(597)	(765)	–	(1,421)	(26)	(59)	(4,036)

Total net changes	(287)	(875)	(5,254)	1,245	(669)	295	184	(5,361)

Balance, December 31, 2005	$41,959	$17,877	$25,381	$31,291	$13,166	$2,231	$144	$132,049

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities.
The increase of $441 million for acquisitions relates to adjustments to the 2004 John Hancock acquisition. There is an increase in policy liabilities of $318 million that was recorded as the result of the purchase equation adjustments, as well as an increase of $518 million in Asia relating to the consolidation of the operations of Malaysia onto the balance sheet. Offsetting these increases, was a reduction of $395 million in G&SFP from a reclassification of certain policy liabilities as off balance sheet.
The large reduction of $4,682 million for in-force movements on the G&SFP substantially represents net maturity benefits on institutional contracts in this line of business, which are being intentionally de-emphasized. The reduction in U.S. Wealth Management is consistent with the general shift in business from on balance sheet to segregated funds and other off balance sheet business. The $(229) million in Corporate and Other includes the release of the cyclical credit loss provision in the 2005 valuation review of methods and assumptions.
The total in-force movement of $(3,726) million includes a reduction of $50 million from changes in Methods and Assumptions, as described above. This reduction results in an increase in pre-tax earnings.
Management’s Discussion and Analysis       87

Variable Interest Entities
In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG15”), which was effective for the Company on January 1, 2005. AcG15 sets out the application of consolidation principles to variable interest entities (“VIEs”) that are subject to consolidation on the basis of beneficial financial interest as opposed to ownership of voting interests. Where an entity is considered a VIE, the primary beneficiary is required to consolidate the assets, liabilities and results of operations of the VIE. The primary beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE’s expected losses and/or is entitled to a majority of the VIE’s expected residual returns, as defined in AcG15. The Company has determined that no variable interest entity is required to be consolidated on the general fund accounts of the Company. However, as outlined in note 18 to the consolidated financial statements, certain VIEs have been consolidated on the Segregated Funds Statements of Net Assets. Segregated funds net assets attributable to other contract holders increased by $133 million. The Company uses a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE, and to analyze and calculate its expected losses and its expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability in those cash flows, and allocating the losses and returns among the identified parties holding variable interests to then determine who is the primary beneficiary. In addition, there is a significant amount of judgment exercised in interpreting the provisions of AcG15 and applying them to specific transactions. For further details on the Company’s involvement with VIEs, see note 18 to the consolidated financial statements.
Pensions and Other Post-employment Benefits
The Company maintains a number of defined benefit and defined contribution plans providing pension and other benefits to eligible employees and agents after retirement. These plans include registered/qualified pension plans, supplemental pension plans and health, dental and life insurance plans. The defined benefit pension plans provide benefits based on years of service, contributions and average earnings at retirement. Due to the long-term nature of these plans and the non-pension post retirement benefit plans, the calculation of benefit expenses and obligations depends on various assumptions such as discount rates, expected rates of return on plan assets, health care cost trend rates, projected compensation increases, retirement age, mortality and termination rates. These assumptions are determined by management and are reviewed annually. Actual experience that differs from the assumed experience will affect the amounts of benefit obligation and expense. The weighted average assumptions used are presented in note 17 to the consolidated financial statements.
Income Taxes
The Company is subject to income tax laws in various jurisdictions. These complex tax laws are potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A future income tax asset or liability is determined for each timing difference based on the future tax rates that are expected to be in effect and management’s assumptions regarding the expected timing of the reversal of such temporary differences.
Goodwill and Intangible Assets
Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. The test is at the reporting unit level for goodwill and at the total company level for intangible assets with indefinite lives. Any potential impairment of goodwill is identified by comparing the fair value of a reporting unit to its carrying value, and of a non-amortizing intangible asset by comparing its fair value to its carrying value. An impairment loss would be recognized and the asset written down to the extent that the carrying value of the asset exceeds the implied fair value. Fair values are determined using valuation techniques such as market multiples and discounted cash flow models. The process of determining these fair values requires management to make estimates and assumptions including, but not limited to, projected future sales, earnings and capital investment, discount rates and terminal growth rates. Projected future sales, earnings and capital investment are consistent with plans presented to the Board of Directors. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies. The tests performed in 2005 demonstrated that there was no impairment of goodwill or intangible assets with indefinite lives.
Changes in Accounting Policies
a) Hedging relationships     Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 13, “Hedging Relationships,” which requires that conditions with respect to the identification, documentation, designation and effectiveness of each hedging relationship be satisfied in order to apply hedge accounting. As a result, certain derivatives that the Company had considered to be part of a hedging relationship no longer qualified for hedge accounting under the requirements of Accounting Guideline 13. Effective January 1, 2004, these derivatives have been accounted for as portfolio investments with unrealized gains and losses recognized on a moving average basis whereby carrying values are adjusted toward market values at 5% per quarter. The resulting transitional loss of $6 million as at January 1, 2004 was deferred and is being amortized to income in the same period as the original hedged items. The adoption of this Guideline did not materially impact the consolidated financial statements.
b) Consolidation of variable interest entities     In June 2003, the CICA issued AcG15, which was effective for the Company on January 1, 2005. AcG15 sets out the application of consolidation principles to VIEs that are subject to consolidation on the basis of beneficial financial interest as opposed to ownership of voting interests. The Company has determined that no VIE is required to be consolidated under the new guidance. The Company also determined that Manulife Financial Capital Trust (the “Trust”) is a VIE and that the Company is not the primary beneficial interest holder. As a result, the Trust, which issued the Manulife Financial Capital Securities (“MaCS”), has been deconsolidated and the senior debentures issued to the Trust have been reported in liabilities for preferred shares and capital instruments (see note 13 to the consolidated financial statements). For the year ended December 31,
88      MFC 2005 Annual Report

2005, this reclassification increased interest expense and decreased non-controlling interest in subsidiaries by $67 million (2004 – $67 million). Prior periods’ consolidated financial statements have been restated to be consistent with the new presentation. The MaCS, totaling $1 billion, continue to form part of the Company’s Tier 1 regulatory capital.
c) Financial instruments – disclosure and presentation     In January 2004, the Accounting Standards Board approved a revision to CICA Handbook Section 3860, “Financial Instruments – Disclosure and Presentation,” that changed the accounting for certain obligations having characteristics of both a liability and equity. The amendments require MFC’s Class A Shares, Series 1 (“Series 1 Preferred Shares”) to be presented as a liability as they can be converted into a variable number of MFC common shares with the corresponding preferred share dividends reported in earnings as interest expense. The revision is effective for fiscal years beginning on or after November 1, 2004. As a result, the Company reclassified as a liability $344 million of Series 1 Preferred Shares previously included in shareholders’ equity. For the year ended December 31, 2005, the reclassification of Series 1 Preferred Share dividends increased interest expense by $14 million (2004 – $14 million). This change did not impact earnings per share or net income available to common shareholders because preferred share dividends are deducted from net income in determining those measures. Prior periods’ consolidated financial statements have been restated to be consistent with the new presentation.
d) Financial instruments – recognition and measurement, hedges, comprehensive income and equity     In January 2005, the CICA issued new accounting standards comprising handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3865 “Hedges”, 1530 “Comprehensive Income,” and 3251 “Equity,” all of which will become effective for the Company beginning January 1, 2007. The standards will increase harmonization with U.S. and international accounting standards. As well, the CICA reissued accounting standard section 4210 “Life Insurance Enterprises – Specific Items” as section 4211, which will become effective for the Company beginning January 1, 2007, and will require life insurance enterprises to account for financial assets and freestanding and embedded derivatives in accordance with the new financial instruments section.
The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables, and investments intended to be, and classified as, held to maturity, which should be measured at amortized cost.
Changes in the fair value of trading securities will be reported in earnings, while changes in the fair value of available-for-sale securities will be reported within other comprehensive income, until the financial asset is disposed of or becomes impaired, at which time it will be recognized in income.
Similarly, the standards require that all financial liabilities, other than actuarial liabilities, be measured at fair value when they are classified as held for trading or are derivatives. Other financial liabilities should be measured at cost.
The standards permit an entity to designate certain financial instruments, on initial recognition, as ones that will be measured at fair value with gains and losses recognized in net income in the period in which they arise.
Derivatives will be classified as trading, unless they are specifically designated within an effective hedging relationship. The standards permit three types of hedge relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value of derivative instruments is offset in earnings by the changes in fair value, attributed to the risk being hedged in the underlying asset, liability or firm commitment. For cash flow hedges and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in a future accounting period or upon derecognition of the net investment. Where a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedging relationship will be recognized in current earnings.
Accumulated other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders’ equity (net of tax), and will include net unrealized gains on available-for-sale securities, net unrealized gains on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations.
The Company is currently evaluating the impact of adopting these standards.
Differences between Canadian and U.S. GAAP
The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP.
The primary differences between Canadian GAAP and U.S. GAAP include accounting for premiums and deposits, invested assets, investment income and segregated funds. There are also differences in the calculation and accounting for policy liabilities and differences in reporting policy cash flows. These differences are described in more detail in note 23 to the consolidated financial statements.
Differences between Canadian and Hong Kong GAAP
The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from Hong Kong generally accepted accounting principles (“Hong Kong GAAP”).
Under Hong Kong GAAP, stocks are carried at market value as compared to Canadian GAAP where stocks are carried on a move to market value basis. Bonds are considered to be available for sale and are carried at market value for Hong Kong GAAP as compared
Management’s Discussion and Analysis       89

to amortized cost of Canadian GAAP. Under Hong Kong GAAP, real estate classified as investment properties can be carried at either appraised value, with changes being reported as income, or at cost less accumulated depreciation, as compared to Canadian GAAP where real estate is carried on a move to market value basis. In certain interest rate environments, actuarial liabilities determined in accordance with Hong Kong GAAP may be higher than actuarial liabilities computed in accordance with Canadian GAAP.
Canadian GAAP and Hong Kong Regulatory Practices
The Hong Kong Insurance Authority requires that insurance companies have minimum “net assets” for solvency purposes and stipulates minimum criteria for the calculation of actuarial liabilities in arriving at regulatory basis “net assets”. Each year, the Company compares the amount of net assets prepared in accordance with Canadian GAAP, as reported in the Company’s annual return, with the minimum solvency margin required in Hong Kong as described above. As at December 31, 2005, the Company’s net assets determined in accordance with Canadian GAAP exceeded the minimum solvency margin required by Hong Kong insurance regulations.
Controls and Procedures
As of December 31, 2005, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined in Rule 13a-15 of the U.S. Securities and Exchange Act of 1934 and under Multilateral Instrument 52-109. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. In addition, no changes were made in the Company’s internal controls over financial reporting during the year ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.
90      MFC 2005 Annual Report

Additional Disclosures
Contractual Obligations
In the normal course of business, the Company enters into contracts that give rise to obligations fixed by agreement as to the timing and dollar amount of payment.
As at December 31, 2005, the Company’s contractual obligations and commitments are as follows:

Payments due by period		Less than	1 – 3	3 – 5	After 5
(Canadian $ in millions)	Total	1 year	years	years	years

Long-term debt[1]	$3,698	$170	$884	$223	$2,421
Senior debentures issued to Manulife
Financial Capital Trust[1]	4,090	67	134	134	3,755
Capital Trust Securities[1]	1,578	47	94	94	1,343
Purchase obligations	896	163	300	236	197
Capital leases	257	21	41	38	157
Operating leases	689	145	212	142	190
General fund policyholder liabilities[2]	381,400	15,507	19,267	16,371	330,255
Bank deposits and consumer notes[1]	9,376	4,385	2,523	1,430	1,038
Other	645	168	149	84	244

Total contractual obligations	$402,629	$20,673	$23,604	$18,752	$339,600

[1]	The contractual payments include principal, interest and distributions. The contractual payments reflect the amounts payable from January 1, 2006 to and including the final contractual maturity date. In the case of floating rate obligations, the floating rate index is based on the interest rates as at December 31, 2005 and is assumed to remain constant to the final contractual maturity date. The Company may have the contractual right to redeem or repay obligations prior to maturity and if such right is exercised, total contractual obligations paid and the timing of payment could vary materially from the amounts and timing included in the table.

[2]	General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows will differ from these estimates (see “Policy Liabilities”).
In the normal course of business, the Company enters into investment commitments, which are not reflected in the consolidated financial statements. As at December 31, 2005, there were $2,492 million of investment commitments (2004 – $2,346 million), of which $1,933 million matures within one year (2004 – $2,254 million), and $486 million matures within one to three years (2004 – $92 million), $33 million matures within three to five years (2004 – nil) and $39 million matures after five years (2004 – nil).
Legal and Regulatory Proceedings
The Company is regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming the Company as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia, including provincial and state regulatory bodies, state attorneys general, the United States Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and Canadian securities commissions regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealer practices. As with many other companies in the financial services industry, subsidiaries of MFC have been requested or required by such government and regulatory authorities to provide information with respect to market timing and late trading of mutual funds and sales compensation and broker-dealer practices, including with respect to mutual funds underlying variable life and annuity products. It is believed that these inquiries are similar to those made to many financial service companies by various agencies into practices, policies and procedures relating to trading in mutual fund shares and sales compensation and broker-dealer practices. The Company intends to continue to cooperate fully with government and regulatory authorities in connection with their respective inquiries. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial condition or results of operations.
Management’s Discussion and Analysis       91

Quarterly Financial Information

As at and for the three months
ended
(Canadian $ in millions, except per	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
share amounts)	2005	2005	2005	2005	2004	2004	2004	2004

Revenue
Premium income
Life and health insurance	$3,739	$3,812	$3,670	$3,466	$3,714	$3,847	$3,262	$2,111
Annuities and pensions	1,065	1,117	913	805	985	1,041	905	422

Total premium income	$4,804	$4,929	$4,583	$4,271	$4,699	$4,888	$4,167	$2,533
Net investment income	2,419	2,461	2,425	2,313	2,378	2,263	2,023	1,159
Other revenue	977	941	936	988	840	828	741	448

Total revenue	$8,200	$8,331	$7,944	$7,572	$7,917	$7,979	$6,931	$4,140

Income before income taxes	$1,202	$941	$1,153	$1,026	$1,025	$992	$868	$540
Income taxes	(302)	(194)	(309)	(226)	(264)	(279)	(214)	(117)

Net income	$900	$747	$844	$800	$761	$713	$654	$423

Basic earnings per common share	$1.14	$0.93	$1.05	$0.99	$0.93	$0.88	$0.93	$0.92

Diluted earnings per common share	$1.13	$0.92	$1.04	$0.98	$0.92	$0.87	$0.92	$0.91

Segregated fund deposits	$8,844	$8,224	$7,285	$7,433	$6,477	$6,451	$6,474	$5,702

Total assets	$181,810	$179,315	$185,835	$183,868	$184,246	$190,569	$197,727	$78,972

Segregated funds net assets	$140,361	$132,124	$128,730	$120,814	$117,890	$111,182	$113,850	$77,797

Other Disclosures
Selected Annual Financial Information

As at and for the years ended December 31
(Canadian $ in millions, except per share amounts)	2005	2004	2003

Total assets	$181,810	$184,246	$77,516

Long-term financial liabilities:
Long-term debt	$2,457	$2,948	$1,123
Non-controlling interest in subsidiaries	187	136	37
Liabilities for preferred shares and capital instruments	1,922	1,950	1,994

	$4,566	$5,034	$3,154

Cash dividend per common share	$1.16	$0.94	$0.78
Cash dividend per Class A Share, Series 1	$1.025	$1.025	$0.76875
Cash dividend per Class A Share, Series 2	$0.96554	$–	$–

Additional Information Available
Additional information relating to Manulife Financial, including MFC’s Annual Information Form, is available on the Company’s web site at www.manulife.com and on SEDAR at www.sedar.com.
Outstanding Shares
As at March 15, 2006, MFC had 790,890,916 common shares outstanding.
92      MFC 2005 Annual Report

Responsibility for Financial Reporting
The accompanying consolidated financial statements of Manulife Financial Corporation are the responsibility of management and have been approved by the Board of Directors. It is also the responsibility of management to ensure that all information in the annual report to shareholders is consistent with these consolidated financial statements.
The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada. Appropriate accounting policies and estimates are also used in the determination of the information prepared in accordance with United States generally accepted accounting principles. When alternative accounting methods exist, or when estimates and judgment are required, management has selected those amounts that present the Company’s financial position and results of operations in a manner most appropriate to the circumstances.
Appropriate systems of internal control, policies and procedures have been maintained to ensure that financial information is both relevant and reliable. The systems of internal control are assessed on an ongoing basis by the Company’s internal audit department.
The actuary appointed by the Board of Directors (the “Appointed Actuary”) is responsible for ensuring that assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that reserves will be adequate to meet the Company’s future obligations under insurance and annuity contracts.
The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. These responsibilities are carried out primarily through an Audit and Risk Management Committee of unrelated and independent directors appointed by the Board of Directors.
The Audit and Risk Management Committee meets periodically with management, the internal auditors, the external auditors and the Appointed Actuary to discuss internal control over the financial reporting process, auditing matters and financial reporting issues. The Audit and Risk Management Committee reviews the consolidated financial statements prepared by management, and then recommends them to the Board of Directors for approval. The Audit and Risk Management Committee also recommends to the Board of Directors and shareholders the appointment of external auditors and approval of their fees.
The consolidated financial statements have been audited by the Company’s external auditors, Ernst & Young LLP, in accordance with Canadian generally accepted auditing standards. Ernst & Young LLP has full and free access to management and the Audit and Risk Management Committee.

Dominic D’Alessandro President and Chief Executive Officer	Peter H. Rubenovitch Senior Executive Vice President and Chief Financial Officer
Toronto, Canada
February 9, 2006
Management’s Discussion and Analysis       93

Appointed Actuary’s Report to the Shareholders
I have valued the policy liabilities of Manulife Financial Corporation for its Consolidated Balance Sheets as at December 31, 2005 and 2004 and their change in the Consolidated Statements of Operations for the years then ended in accordance with actuarial practice generally accepted in Canada, including selection of appropriate assumptions and methods.
In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.
Simon Curtis, F.C.I.A.
Executive Vice President and Appointed Actuary
Toronto, Canada
February 9, 2006
Auditors’ Report to the Shareholders
We have audited the Consolidated Balance Sheets of Manulife Financial Corporation and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2005 and 2004 and the Consolidated Statements of Operations, Equity, Cash Flows and Changes in Net Assets of its Segregated Funds for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and its Segregated Funds as at December 31, 2005 and 2004 and the results of the Company’s operations and cash flows and the changes in the net assets of its Segregated Funds for the years then ended in accordance with Canadian generally accepted accounting principles.
Ernst & Young LLP
Chartered Accountants
Toronto, Canada
February 9, 2006
94      MFC 2005 Annual Report

Consolidated Statements of Operations

For the years ended December 31
(Canadian $ in millions except per share amounts)	2005	2004

Revenue
Premium income	$18,587	$16,287
Net investment income (note 6)	9,618	7,823
Other revenue	3,842	2,857

Total revenue	$32,047	$26,967

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$6,440	$4,778
Maturity and surrender benefits	10,398	8,659
Annuity payments	3,366	2,828
Policyholder dividends and experience rating refunds	1,569	1,391
Net transfers to segregated funds	465	507
Change in actuarial liabilities	(2,376)	(1,137)
General expenses	3,576	3,050
Commissions	3,253	2,609
Interest expense	788	629
Premium taxes	244	208
Non-controlling interest in subsidiaries	2	20

Total policy benefits and expenses	$27,725	$23,542

Income before income taxes	$4,322	$3,425
Income taxes (note 9)	(1,031)	(874)

Net income	$3,291	$2,551

Net income (loss) attributed to participating policyholders	$(3)	$1

Net income attributed to shareholders	$3,294	$2,550
Preferred share dividends	(14)	–

Net income available to common shareholders	$3,280	$2,550

Weighted average number of common shares outstanding (in millions)	799	698
Weighted average number of diluted common shares outstanding (in millions)	806	704
Basic earnings per common share	$4.11	$3.65
Diluted earnings per common share (note 16)	$4.07	$3.62
Certain comparative amounts have been restated. See note 2 to the consolidated financial statements.
The accompanying notes to these consolidated financial statements are an integral part of these statements.
Consolidated Financial Statements       95

Consolidated Balance Sheets

As at December 31
(Canadian $ in millions)	2005	2004

Assets
Invested assets (note 6)
Bonds	$103,315	$106,073
Mortgages	28,008	28,684
Stocks	8,896	8,344
Real estate	5,279	4,669
Policy loans	6,120	6,743
Cash and short-term investments	9,360	8,517
Bank loans	1,806	1,391
Other investments	4,448	4,721

Total invested assets	$167,232	$169,142

Other assets
Accrued investment income	$1,334	$1,777
Outstanding premiums	735	549
Goodwill	7,501	7,332
Intangible assets (note 5)	1,742	1,806
Miscellaneous	3,266	3,640

Total other assets	$14,578	$15,104

Total assets	$181,810	$184,246

Segregated funds net assets	$140,361	$117,890

Liabilities and Equity
Policy liabilities (note 7)	$132,049	$137,410
Deferred realized net gains (note 6)	4,476	3,667
Bank deposits	5,911	4,373
Consumer notes (note 10)	2,900	2,881
Future income tax liability (note 9)	1,337	980
Other liabilities	6,784	6,800

	$153,457	$156,111
Long-term debt (note 12)	2,457	2,948
Liabilities for preferred shares and capital instruments (note 13)	1,922	1,950
Non-controlling interest in subsidiaries (note 14)	187	136
Equity
Participating policyholders’ equity	157	150
Shareholders’ equity
Preferred shares	344	–
Common shares	14,490	14,646
Contributed surplus	93	102
Retained earnings and currency translation account	8,703	8,203

Total equity	$23,787	$23,101

Total liabilities and equity	$181,810	$184,246

Segregated funds net liabilities	$140,361	$117,890

Certain comparative amounts have been restated. See note 2 to the consolidated financial statements.
The accompanying notes to these consolidated financial statements are an integral part of these statements.

Dominic D’Alessandro President and Chief Executive Officer	Arthur R. Sawchuk Chairman of the Board of Directors
96      MFC 2005 Annual Report

Consolidated Statements of Equity

For the years ended December 31	Participating
(Canadian $ in millions)	Policyholders	Shareholders	2005	2004

Preferred shares
Preferred shares issued (note 15)	$–	$350	$350	$–
Issuance costs, net of tax	–	(6)	(6)	–

Balance, December 31	$–	$344	$344	$–

Common shares
Balance, January 1	$–	$14,646	$14,646	$599
Issued on acquisition of a subsidiary (notes 3 and 15)	–	–	–	13,510
Issued on exercise of stock options and deferred share units (note 16)	–	228	228	712
Purchase and cancellation (note 15)	–	(384)	(384)	(175)

Balance, December 31	$–	$14,490	$14,490	$14,646

Contributed surplus
Balance, January 1	$–	$102	$102	$14
Issuance of options on acquisition of a subsidiary (notes 3 and 16)	–	–	–	215
Loss on exchange of preferred shares issued by a subsidiary (note 14)	–	–	–	(10)
Exercise of stock options	–	(42)	(42)	(144)
Stock option expense (note 16)	–	33	33	27

Balance, December 31	$–	$93	$93	$102

Retained earnings
Balance, January 1	$150	$10,418	$10,568	$8,974
Net income (loss)	(3)	3,294	3,291	2,551
Preferred share dividends	–	(14)	(14)	–
Common share dividends	–	(926)	(926)	(690)
Purchase and cancellation of common shares (note 15)	–	(854)	(854)	(334)
Transfer of participating policyholders’ retained earnings from acquisition (note 3)	10	–	10	67

Balance, December 31	$157	$11,918	$12,075	$10,568

Currency translation account
Balance, January 1	$–	$(2,215)	$(2,215)	$(673)
Change during the year, net of tax	–	(1,000)	(1,000)	(1,542)

Balance, December 31	$–	$(3,215)	$(3,215)	$(2,215)

Total retained earnings and currency translation account	$157	$8,703	$8,860	$8,353

Total equity	$157	$23,630	$23,787	$23,101

Certain comparative amounts have been restated. See note 2 to the consolidated financial statements.
The accompanying notes to these consolidated financial statements are an integral part of these statements.
Consolidated Financial Statements       97

Consolidated Statements of Cash Flows

For the years ended December 31
(Canadian $ in millions)	2005	2004

Operating activities
Net income	$3,291	$2,551
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding Guaranteed and Structured Financial Products	2,671	2,723
Amortization of net realized and unrealized gains on investments	(964)	(779)
Amortization of premium/discount and mark-to-market adjustments	397	401
Other amortization	215	171
Future income tax expense	718	633
Provisions on investments	140	115
Stock-based compensation expense	33	27
Non-controlling interest in subsidiaries	(3)	11

Net income adjusted for non-cash items	$6,498	$5,853
Changes in policy related and operating receivables and payables	1,701	(378)

Cash provided by operating activities	$8,199	$5,475

Investing activities
Purchases and mortgage advances	$(59,187)	$(47,955)
Disposals and repayments	57,722	45,101
Cash received as part of acquisition of John Hancock Financial Services, Inc.	–	2,594

Cash used in investing activities	$(1,465)	$(260)

Financing activities
(Decrease) increase in repurchase agreements and securities sold but not yet purchased	$(115)	$61
Issue of long-term debt	4	94
Repayment of long-term debt	(308)	(58)
Repayment of trust preferred securities	(9)	–
Net redemptions in Guaranteed and Structured Financial Products’ institutional products	(5,047)	(3,860)
Bank deposits, net	1,558	1,333
Consumer notes issued, net	137	532
Sale of preferred shares of a subsidiary	–	62
Redemption of preferred shares issued by a subsidiary (note 14)	–	(150)
Preferred share dividends	(14)	–
Common share dividends	(926)	(690)
Borrowed funds (repaid), net	(380)	262
Purchase and cancellation of common shares	(1,238)	(509)
Common shares issued on exercise of options	186	568
Preferred shares issued, net	344	–

Cash used in financing activities	$(5,808)	$(2,355)

Cash and short-term investments
Increase during the year	$926	$2,860
Currency impact on cash and short-term investments	(208)	(233)
Balance, January 1	8,181	5,554

Balance, December 31	$8,899	$8,181

Cash and short-term investments
Beginning of year
Gross cash and short-term investments	$8,517	$5,877
Net payments in transit, included in other liabilities	(336)	(323)

Net cash and short-term investments, January 1	$8,181	$5,554

End of year
Gross cash and short-term investments	$9,360	$8,517
Net payments in transit, included in other liabilities	(461)	(336)

Net cash and short-term investments, December 31	$8,899	$8,181

Certain comparative amounts have been restated. See note 2 to the consolidated financial statements.
The accompanying notes to these consolidated financial statements are an integral part of these statements.
98      MFC 2005 Annual Report

Segregated Funds Consolidated Statements of Net Assets

As at December 31
(Canadian $ in millions)	2005	2004

Investments, at market values
Cash and short-term investments	$2,661	$2,139
Bonds	11,651	7,478
Stocks	123,060	106,304
Other investments	3,816	2,193
Accrued investment income	96	106
Other liabilities, net (note 1(f))	(923)	(330)

Total segregated funds net assets	$140,361	$117,890

Composition of segregated funds net assets:
Held by policyholders	$139,695	$117,570
Held by the Company	361	320
Held by other contract holders (note 1(f))	305	—

Total segregated funds net assets	$140,361	$117,890

Segregated Funds Consolidated Statements of Changes in Net Assets

For the years ended December 31
(Canadian $ in millions)	2005	2004

Additions
Deposits from policyholders	$31,786	$25,104
Net realized and unrealized investment gains	6,708	8,936
Interest and dividends	4,241	2,583
Net transfers from general fund	465	507
Other contracts consolidated with segregated funds (note 1(f))	305	—
Funds assumed on acquisition of a subsidiary (note 3)	395	31,020

Total additions	$43,900	$68,150

Deductions
Payments to policyholders	$14,885	$11,840
Management and administrative fees	2,005	1,562
Currency revaluation	4,539	8,322

Total deductions	$21,429	$21,724

Net additions for the year	$22,471	$46,426
Segregated funds net assets, January 1	117,890	71,464

Segregated funds net assets, December 31	$140,361	$117,890

The accompanying notes to these consolidated financial statements are an integral part of these statements.
Consolidated Financial Statements       99

Notes to Consolidated Financial Statements
(Canadian $ in millions unless otherwise stated)
Note 1 ☐ Nature of Operations and Significant Accounting Policies
Manulife Financial Corporation (“MFC”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Financial Services, Inc. (“JHF”), the holding company of a United States financial services group (note 3). MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) provide a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds, to individual and group customers in the United States, Canada, Asia and Japan. The Company also offers reinsurance services, primarily life and property and casualty retrocession, and provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds, and to institutional customers.
MFC is incorporated under the Insurance Companies Act (Canada) (“ICA”), which requires that financial statements be prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). None of the accounting requirements of OSFI is an exception to Canadian GAAP. The preparation of financial statements, in conformity with Canadian GAAP, requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The most significant estimation processes are related to the determination of actuarial liabilities and provisioning for asset impairment. Although some variability is inherent in these estimates, management believes that the amounts provided are adequate. The significant accounting policies used in the preparation of these consolidated financial statements are summarized below:
a) Basis of consolidation MFC consolidates the financial statements of all subsidiary companies and eliminates on consolidation all significant inter-company balances and transactions. The results of operations of subsidiaries are included in the consolidated financial statements from their dates of acquisition. The equity method is used to account for investments over which the Company exerts significant influence. Gains and losses on sales of these investments are included in income when realized, while expected losses on other than temporary impairments are recognized immediately.
b) Invested assets Under Canadian GAAP for life insurance companies, the invested assets held by the Company are accounted for through a variety of methods. These methods are summarized as follows:

Recognition of
realized gains
and losses on normal
Carrying value	business activities	Recognition of impairment

Bonds	At amortized cost less an allowance for specific losses. No recognition of unrealized gains and losses unless there is impairment.	Deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the bond sold.	Impairment is recognized on a specific bond when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest.

In such cases, the bond is written down to its net realizable value and the charge is recorded in income in the period the impairment is recognized.

Mortgages	At amortized cost less repayments and an allowance for specific losses. No recognition of unrealized gains and losses unless there is impairment.	Deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the mortgage sold.	Impairment is recognized on a specific mortgage when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Such impaired mortgages are carried at their estimated realizable value, determined for each asset by discounting the expected future cash flows at the original interest rate inherent in the asset. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability, estimated realizable amounts are measured at either the fair value of any security underlying the mortgage, net of expected costs of realization and any amounts legally required to be paid to borrowers, or at observable market prices for the mortgages. The impairment charge is recorded in income in the period the impairment is recognized.

Mortgages are classified as impaired whenever payments are three months or more in arrears or if there is a provision against the mortgage.

At the time of foreclosure, mortgages are written down to net realizable value. Declines in the net realizable value of foreclosed properties are charged to income immediately.

100      MFC 2005 Annual Report

Recognition of
realized gains
and losses on normal
	Carrying value	business activities	Recognition of impairment

Stocks	Recognition of unrealized gains and losses is on a moving average market basis whereby carrying values are adjusted towards market value at 5% per quarter.	Deferred and brought into income at the rate of 5% of unamortized deferred realized gains and losses each quarter.	Specific stocks are written down to market value through a charge to income, if an impairment in the value of the entire stock portfolio (determined net of deferred realized gains) is considered to be other than temporary.

Real estate	Recognition of unrealized gains and losses is on a moving average market basis whereby carrying values are adjusted towards market value at 3% per quarter.	Deferred and brought into income at the rate of 3% of unamortized deferred realized gains and losses each quarter.	Specific properties are written down to market value through a charge to income, if an impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary.

Policy loans	At their unpaid balance.	Not applicable. Fully secured by the cash surrender value of the policies on which the loans are made.	Not applicable. Fully secured by the cash surrender value of the policies on which the loans are made.

Once established, an allowance against impairment of bonds or mortgages is reversed only if the conditions that caused the impairment no longer exist. On disposition of an impaired asset, the allowance is written off against the related asset.
In addition to allowances against the carrying value of impaired assets, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of actuarial liabilities.
Other investments include investments in unconsolidated joint ventures, partnerships, funds, limited liability corporations, oil and gas holdings, leases, subordinated debt of life insurance companies and derivatives.
c) Cash and short-term investments Cash and short-term investments in the Consolidated Statements of Cash Flows comprise cash, current operating accounts, overnight bank and term deposits, and fixed-income securities with an original term to maturity of three months or less. Net payments in transit and overdraft bank balances are included in other liabilities.
d) Goodwill and other intangible assets Goodwill represents the excess of the cost of businesses acquired over estimated fair values of the net assets acquired. Intangible assets are allocated between indefinite and finite life intangible assets. Goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment on at least an annual basis and, if determined to be impaired, a charge is recorded in income to the extent the carrying value exceeds the estimated fair value. Finite life intangible assets are amortized over their estimated useful lives.
e) Miscellaneous assets Included in miscellaneous assets are amounts due from reinsurers and capital assets. The latter are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to 10 years.
f) Segregated funds The Company manages a number of segregated funds on behalf of policyholders. The investment returns on these funds accrue directly to the policyholders, with the Company assuming no risk. Consequently, these funds are segregated and presented separately from the general fund of the Company. Income earned from fund management fees is included in other revenue in the general fund. Investments held in segregated funds are carried at market value.
Where the Company or the segregated funds control partnership interests, the partnership is consolidated onto the accounts of the segregated funds if the segregated funds own a greater share than the general account. The share of net assets not owned by the Company or the segregated funds policyholders is reported as held by other contract holders.
The Company also provides minimum guarantees on individual variable life and annuity contracts. These include minimum death benefit guarantees, minimum maturity value guarantees and minimum income benefit guarantees. The liabilities associated with these minimum guarantees are recorded in actuarial liabilities in the general fund of the Company.
g) Actuarial liabilities Actuarial liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future policy benefits, policyholder dividends, taxes (other than income taxes) and expenses on policies in-force. The Company’s Appointed Actuary is responsible for determining the amount of actuarial liabilities that must be set aside each year to ensure that sufficient funds will be available in the future to meet these obligations. The valuation methods employed by the Appointed Actuary are based on standards established by the Canadian Institute of Actuaries. In accordance with Canadian generally accepted actuarial practices, liabilities have been determined using the Canadian Asset Liability Method (“CALM”).
h) Income taxes The Company provides for income taxes using the liability method of tax allocation. Under this method, the provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the Consolidated Balance Sheet dates. The income tax provision is comprised of two components: current income taxes and future income taxes. Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year. Future income taxes arise from changes during the year in cumulative temporary differences between the accounting carrying value of assets and
Notes to the Consolidated Financial Statements       101

liabilities and their respective tax bases. A future income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not, with a valuation allowance for the excess.
i) Translation of foreign currencies Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates in effect at the Consolidated Balance Sheet dates. Revenue and expenses are translated at the average exchange rates prevailing during the year. Unrealized foreign currency translation gains and losses on investments in self-sustaining operations and the results of hedging these positions, net of applicable taxes, are recorded in equity. Translation gains and losses on disposition of investments in self-sustaining operations are included in income.
j) Stock-based compensation The Company provides compensation to certain employees and directors in the form of stock options, deferred share units and restricted share units. The Company uses the fair value method for stock-based compensation awarded to non-employees, direct awards of stock and awards that call for settlement in cash or other assets awarded to employees after January 1, 2002.
The Company’s accounting policy for stock options granted to employees is the fair value method for awards granted on or after January 1, 2002. The fair value of these awards is recognized over the applicable vesting period as an increase in compensation expense and contributed surplus. The intrinsic value method is used to account for awards granted prior to January 1, 2002.
For restricted share units, a liability is accrued based on the market value of the Company’s shares and compensation expense is recognized over the vesting period. The vested portion of changes in the value of restricted share units is recognized in the Consolidated Statements of Operations.
k) Employee future benefits The Company maintains a number of pension plans for its eligible employees and agents. The assets supporting trusteed pension plans are held in separate trusteed pension funds. Other pension plan benefits are included in other liabilities and are supported by the Company’s general fund assets.
The defined contribution plans were established in 1998 and provide pension benefits based on the accumulated contributions and fund earnings. The cost of defined contribution benefits is the required contribution provided by the Company in exchange for the services of employees rendered during the period.
The defined benefit plans provide pension benefits based on length of service and final average earnings. The cost of defined benefit pension benefits is recognized using the projected benefit method pro-rated on services and estimates of expected return on plan assets, salary escalation and retirement ages of employees. Actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of the plan assets are amortized to income on a straight-line basis over the estimated average remaining service lives of plan members. The expected return on plan assets is based on an estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over five years.
The Company also provides supplementary pension, health, dental and life insurance benefits to qualifying employees upon retirement. The estimated present value of these benefits is charged to income over the employees’ years of service to their dates of full entitlement.
l) Derivatives The Company uses derivatives to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments as well as anticipated transactions. Realized and unrealized gains and losses on derivatives which are designated and effective as hedges are accounted for on the same basis as the underlying assets and liabilities. Realized and unrealized gains and losses on derivative transactions that do not qualify for the accounting definition of a hedge, are accounted for as a portfolio investment whereby carrying values are adjusted toward market values at 5% per quarter. Hedge effectiveness is assessed quarterly.
Derivative income and expenses related to invested assets and financial liabilities are included in investment income and interest expense, respectively, in the Consolidated Statements of Operations. Cash flows relating to derivatives associated with invested assets and financial liabilities are included in the Consolidated Statements of Cash Flows on a basis consistent with the cash flows from the underlying invested assets and financial liabilities. Derivative assets and liabilities are included in other investments and other liabilities, respectively, and deferred realized net gains are presented as such in the Consolidated Balance Sheets.
m) Premium income and related expenses Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due.
When premiums are recognized, the related actuarial liabilities are computed, resulting in benefits and expenses being matched with such revenue.
Note 2 ☐ Changes in Accounting Policies and Newly Issued Accounting Pronouncements
a) Hedging relationships Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13, “Hedging Relationships,” which requires that conditions with respect to the identification, documentation, designation and effectiveness of each hedging relationship be satisfied in order to apply hedge accounting. As a result, certain derivatives that the Company had considered to be part of a hedging relationship no longer qualified for hedge accounting under the requirements of Accounting Guideline 13. Effective January 1, 2004, these derivatives are accounted for as portfolio investments with unrealized gains and losses recognized on a moving average basis whereby carrying values are adjusted toward market values at 5% per quarter. The resulting transitional loss of $6 as at January 1, 2004 was deferred and is being amortized to
102      MFC 2005 Annual Report

income in the same period as the original hedged items. The adoption of this Guideline did not materially impact these consolidated financial statements.
b) Consolidation of variable interest entities In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG15”), which was effective for the Company on January 1, 2005. AcG15 sets out the application of consolidation principles to variable interest entities (“VIEs”) that are subject to consolidation on the basis of beneficial financial interest as opposed to ownership of voting interests. The Company has determined that no VIE is required to be consolidated in the general fund accounts of the Company under the new guidance. However, as outlined in note 18, the consolidation of certain VIEs increased segregated fund net assets and amounts attributable to other contract holders by $133. The Company also determined that Manulife Financial Capital Trust (the “Trust”) is a VIE and that the Company is not the primary beneficial interest holder. As a result, the Trust, which issued the Manulife Financial Capital Securities (“MaCS”), has been deconsolidated and the senior debentures issued to the Trust have been reported in liabilities for preferred shares and capital instruments (see note 13). For the year ended December 31, 2005, this reclassification increased interest expense and decreased non-controlling interest in subsidiaries by $67 (2004 – $67). Prior periods’ consolidated financial statements have been restated to be consistent with the new presentation. The MaCS, totaling $1,000, continue to form part of the Company’s Tier 1 regulatory capital.
c) Financial instruments – disclosure and presentation In January 2004, the Accounting Standards Board approved a revision to CICA Handbook Section 3860, “Financial Instruments – Disclosure and Presentation,” that changed the accounting for certain obligations having characteristics of both a liability and equity. The amendments require MFC’s Class A Shares, Series 1 (“Series 1 Preferred Shares”) to be presented as a liability as they can be converted into a variable number of MFC common shares with the corresponding preferred share dividends reported in earnings as interest expense. The revision is effective for fiscal years beginning on or after November 1, 2004. As a result, the Company reclassified as a liability $344 of Series 1 Preferred Shares previously included in shareholders’ equity. For the year ended December 31, 2005, the reclassification of Series 1 Preferred Share dividends increased interest expense by $14 (2004 – $14). This change did not impact earnings per share or net income available to common shareholders because preferred share dividends are deducted from net income in determining those measures. Prior periods’ consolidated financial statements have been restated to be consistent with the new presentation.
d) Financial instruments – recognition and measurement, hedges, comprehensive income and equity In January 2005, the CICA issued new accounting standards comprising CICA Handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity,” all of which will become effective for the Company beginning January 1, 2007. The standards will increase harmonization with U.S. and international accounting standards. As well, the CICA reissued accounting standard section 4210 “Life Insurance Enterprises – Specific Items” as section 4211, which will become effective for the Company beginning January 1, 2007, and will require life insurance enterprises to account for financial assets and liabilities and freestanding and embedded derivatives in accordance with the new financial instruments section.
The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables, and investments intended to be, and classified as, held to maturity, which should be measured at amortized cost.
Changes in the fair value of trading securities will be reported in earnings, while changes in the fair value of available-for-sale securities will be reported within other comprehensive income, until the financial asset is disposed of or becomes impaired, at which time it will be recognized in income.
Similarly, the standards require that all financial liabilities, other than actuarial liabilities, be measured at fair value when they are classified as held for trading or are derivatives. Other financial liabilities should be measured at cost.
The standards permit an entity to designate certain financial instruments, on initial recognition, as ones that will be measured at fair value with gains and losses recognized in net income in the period in which they arise.
Derivatives will be classified as trading, unless they are specifically designated within an effective hedging relationship. The standards permit three types of hedging relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value of derivative instruments is offset in earnings by the changes in fair value, attributed to the risk being hedged in the underlying asset, liability or firm commitment. For cash flow hedges and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in a future accounting period or upon derecognition of the net investment. Where a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedging relationship will be recognized in current earnings.
Accumulated other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders’ equity (net of tax) and will include net unrealized gains on available-for-sale securities, net unrealized gains on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations.
The Company is currently evaluating the impact of adopting these standards.
Notes to the Consolidated Financial Statements       103

Note 3 ☐ Business Combination with John Hancock Financial Services, Inc.
Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all of the outstanding common shares of JHF that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC. As a result of the merger, the combined company is the largest life insurance company in Canada and the second largest in North America, as measured by market capitalization. The results of JHF’s operations have been included in these consolidated financial statements since the date of merger.
Pursuant to the merger, holders of JHF common stock received 1.1853 common shares of MFC for each JHF common stock. Approximately 342 million MFC common shares were issued at an ascribed price of $39.61 per share based on the volume weighted average closing stock price of the MFC common shares for the period from September 25, 2003 to September 30, 2003. As at the date of merger, the common stock of JHF that was beneficially owned by the Company as general fund assets had a carrying value of $296. In addition, all of the JHF unvested stock options as at the date of announcement of the merger on September 28, 2003, vested immediately prior to the closing date and were exchanged for approximately 19 million MFC stock options. The Company recorded $215 as part of the purchase consideration and share capital, representing the fair value of these JHF stock options using the Black-Scholes option-pricing model based on the closing share price of MFC as at April 28, 2004. JHF stock options that were granted after the date of announcement were exchanged for approximately four million MFC stock options. The fair value of these options is recognized in the Consolidated Statement of Operations over the remaining vesting period from the date of acquisition.
The purchase equation with respect to the JHF acquisition was adjusted and finalized during the second quarter of 2005 to reflect various items impacting goodwill. The adjustments have increased goodwill under Canadian GAAP by $407 to $7,848. The adjustments made to goodwill are comprised of:

•	Refinement of policy liability valuation models;

•	Other refinement of fair values; and

•	Additional restructuring accruals.
Refinement of policy liability valuation models include refinements to models and the investment strategies reflected in those models, harmonization of assumptions and assumption changes as a result of further analysis of pre-acquisition experience. In addition, balance sheet reclassifications, which do not affect goodwill, relating to purchase accounting for leveraged lease assets and a product line now classified as a segregated fund, were made in the second quarter of 2005.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as at the date of acquisition and has been updated for the finalization of the purchase equation in the second quarter of 2005.

				Final
	As reported	Fair value	Classification	purchase
As at April 28, 2004	June 2004	adjustments	differences	equation

Assets
Invested assets	$106,647	$(189)	$(80)	$106,378
Intangible assets (note 5)	2,041	–	–	2,041
Goodwill	7,441	407	–	7,848
Other assets	4,542	(36)	(395)	4,111

Total assets acquired	$120,671	$182	$(475)	$120,378

Liabilities
Policy-related liabilities	$95,850	$318	$(395)	$95,773
Restructuring costs accrued (note 4)	184	34	–	218
Other liabilities	10,500	(180)	(80)	10,240
Participating policyholders’ retained earnings	67	10	–	77

Total liabilities assumed	$106,601	$182	$(475)	$106,308

Net assets acquired	$14,070	$–	$–	$14,070

Segregated funds net assets acquired	$31,020	$–	$395	$31,415

Total purchase consideration
MFC common shares	$13,510			$13,510
Cash consideration for partial shares	15			15
Fair value of JHF stock options exchanged for MFC stock options	215			215
Carrying value of JHF common stock beneficially owned by MFC, prior to acquisition	296			296
Transaction costs, net of tax	34			34

Total	$14,070			$14,070

104      MFC 2005 Annual Report

Note 4 ☐ Restructuring Costs
Following the acquisition of JHF on April 28, 2004, the Company developed a plan to restructure and integrate the operations of JHF with its consolidated subsidiaries. As at December 31, 2005, the restructuring is substantially complete. Costs consist primarily of consolidation activities involving operations and systems, compensation costs and facilities. Accrued restructuring costs are included in other liabilities in the Consolidated Balance Sheets and restructuring charges are included in the Consolidated Statements of Operations as a general expense.
Costs of $475 were originally expected to be incurred and consisted of approximately $184 that was recognized as part of the purchase equation for the JHF acquisition and costs of $291 that would have been charged to income as incurred. As part of the finalization of the purchase equation in the second quarter of 2005, the total cost was adjusted to $509, consisting of approximately $218 that was recognized as part of the purchase equation and costs of $291 that will be charged to income as incurred.
Restructuring costs of $412 have been incurred since the acquisition of JHF. Of this amount, $128 was applied to the restructuring accrual established in the purchase equation, $139 ($90 after tax) was recorded in general expenses in 2004 and $145 ($94 after tax) was recorded in general expenses in 2005.
The following details the amount and status of restructuring costs:

	Expected total cost			Amount utilized in 2004			Amount utilized in 2005			Balance as at December 31, 2005

	Accrued on	Expense
	acquisition	as incurred		Accrued on	Expense		Accrued on	Expense		Accrued on	Expense
Type of cost	(revised)	(revised)	Total	acquisition	as incurred	Total	acquisition	as incurred	Total	acquisition	as incurred	Total

Consolidation of operations and systems	$24	$253	$277	$6	$134	$140	$6	$124	$130	$12	$(5)	$7
Severance	96	21	117	29	3	32	35	12	47	32	6	38
Facilities	98	17	115	10	2	12	42	9	51	46	6	52

Total before currency	$218	$291	$509	$45	$139	$184	$83	$145	$228	$90	$7	$97
Change in foreign exchange rates										(20)	(17)	(37)

Total										$70	$(10)	$60

By geographic location
Canada	$56	$163	$219	$25	$70	$95	$25	$70	$95	$6	$23	$29
United States	157	121	278	18	67	85	57	74	131	82	(20)	62
Other	5	7	12	2	2	4	1	1	2	2	4	6

Total before currency	$218	$291	$509	$45	$139	$184	$83	$145	$228	$90	$7	$97
Change in foreign exchange rates										(20)	(17)	(37)

Total										$70	$(10)	$60

Note 5 ☐ Intangible Assets
The acquired intangible assets include the JHF brand name, distribution networks, fund management contracts, and contractual rights. Of the total intangible assets, a portion was identified as the value of intangible assets that have finite lives and will be amortized over their estimated useful lives (generally between 20 to 30 years), in relation to the associated gross margins from the related businesses. Additions in 2005 are investments in fund management contracts with finite lives.

				Change in
	Balance			foreign	Balance
	January 1,			exchange	December 31,
For the year ended December 31, 2005	2005	Additions	Amortization	rates	2005

Indefinite life
Brand	$725	$–	$–	$(25)	$700
Fund management contracts	353	–	–	(11)	342

	$1,078	$–	$–	$(36)	$1,042

Finite life
Distribution networks	$557	$–	$(10)	$(12)	$535
Other intangible assets	171	10	(16)	–	165

	$728	$10	$(26)	$(12)	$700

Total	$1,806	$10	$(26)	$(48)	$1,742

Notes to the Consolidated Financial Statements       105

			Change in	Balance
	JHF		foreign	December 31,
For the year ended December 31, 2004	acquisition	Amortization	exchange rates	2004

Indefinite life
Brand	$822	$–	$(97)	$725
Fund management contracts	402	–	(49)	353

	$1,224	$–	$(146)	$1,078

Finite life
Distribution networks	$627	$(3)	$(67)	$557
Other intangible assets	190	(9)	(10)	171

	$817	$(12)	$(77)	$728

Total	$2,041	$(12)	$(223)	$1,806

Note 6 ☐ Invested Assets and Net Investment Income
a) Invested assets

						Total
					Deferred	realized and
As at December 31	Carrying		Unrealized	Unrealized	realized net	unrealized net
2005	value	Fair value	gains	losses	gains (losses)	gains (losses)

Bonds (fixed maturity)
Canadian government and agency	$10,750	$12,374	$1,641	$(17)	$530	$2,154
U.S. government and agency	10,643	10,716	192	(119)	431	504
Other government and agency	5,807	5,887	93	(13)	178	258
Corporate	63,763	65,211	2,229	(781)	1,464	2,912
Mortgage/asset-backed securities	12,352	12,242	69	(179)	104	(6)
Mortgages	28,008	28,338	639	(309)	101	431
Stocks	8,896	10,115	2,024	(805)	1,294	2,513
Real estate	5,279	6,080	869	(68)	113	914
Policy loans	6,120	6,120	–	–	–	–
Cash and short-term investments	9,360	9,436	79	(3)	–	76
Bank loans	1,806	1,841	35	–	–	35
Other investments	4,448	4,714	436	(170)	261	527

Total invested assets	$167,232	$173,074	$8,306	$(2,464)	$4,476	$10,318

As at December 31
2004

Bonds (fixed maturity)
Canadian government and agency	$11,178	$12,322	$1,157	$(13)	$475	$1,619
U.S. government and agency	9,314	9,542	250	(22)	307	535
Other government and agency	5,258	5,342	92	(8)	136	220
Corporate	68,378	71,079	2,836	(135)	1,225	3,926
Mortgage/asset-backed securities	11,945	12,044	162	(63)	52	151
Mortgages	28,684	29,474	975	(185)	68	858
Stocks	8,344	8,861	1,298	(781)	1,289	1,806
Real estate	4,669	5,066	499	(102)	109	506
Policy loans	6,743	6,743	–	–	–	–
Cash and short-term investments	8,517	8,517	–	–	(1)	(1)
Bank loans	1,391	1,404	13	–	–	13
Other investments	4,721	4,570	389	(540)	7	(144)

Total invested assets	$169,142	$174,964	$7,671	$(1,849)	$3,667	$9,489

Fair values are determined with reference to quoted market prices where available. Fair values of mortgages and bank loans reflect changes in interest rates, which have occurred since the mortgages and bank loans were originated, and changes in the creditworthiness of individual borrowers. For fixed-rate mortgages, fair value is determined by discounting the expected future cash flows at market interest rates for mortgages with similar credit risks. Fair values of real estate are determined by a combination of internal and external appraisals utilizing expected net cash flows discounted at market interest rates. Foreclosed properties of $14 are included in real estate as at December 31, 2005 (2004 – $12). Carrying values of policy loans and cash and short-term investments approximate their fair values. Other investments include investments in unconsolidated joint ventures, partnerships, funds, limited liability corporations, oil and gas holdings, leases, subordinated debt of life insurance companies and derivatives. Carrying values for these investments also approximate their fair values, with the exception of oil and gas holdings and derivatives. Fair value of oil and gas holdings is determined by external appraisals. Fair values of interest rate and foreign exchange derivative contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair values of options, financial futures and common stock index swaps are based on the quoted market prices or the value of the underlying securities or indices.
106      MFC 2005 Annual Report

The following table presents the carrying value and fair value of bonds, based on period to maturity:

	2005		2004
Bonds
As at December 31	Carrying value	Fair value	Carrying value	Fair value

Maturity
Due in one year or less	$4,107	$4,127	$4,473	$4,501
Due after one year through five years	21,093	21,086	22,017	22,401
Due after five years through 10 years	27,515	27,609	27,317	28,131
Due after 10 years	38,248	41,366	40,321	43,252
Mortgage/asset-backed securities	12,352	12,242	11,945	12,044

Total	$103,315	$106,430	$106,073	$110,329

The following table presents the carrying value and fair value of mortgages, by type of property:

	2005		2004
Mortgages
As at December 31	Carrying value	Fair value	Carrying value	Fair value

Residential	$6,868	$6,930	$6,375	$6,507
Office	5,217	5,324	5,963	6,184
Retail	6,888	7,008	6,611	6,891
Industrial	3,678	3,798	3,887	4,069
Other	5,357	5,278	5,848	5,823

Total	$28,008	$28,338	$28,684	$29,474

The carrying value of government-insured mortgages was 12% of the total carrying value of the mortgage portfolio as at December 31, 2005 (2004 – 9%) and the carrying value of privately-insured mortgages was 1.1% of the total mortgage portfolio as at December 31, 2005 (2004 – 1.1%).
b) Net investment income

			Amortization of
	Gross	Provision for	net realized and	Net
For the year ended December 31	investment	impairment, net	unrealized gains	investment
2005	income (loss)	(note 6(e))	(losses)	income	Yield (%)

Bonds	$5,654	$(92)	$378	$5,940	5.81
Mortgages	1,616	(27)	28	1,617	5.76
Stocks	403	–	445	848	11.88
Real estate	334	–	104	438	9.82
Policy loans	460	–	–	460	6.88
Cash and short-term investments	219	–	(1)	218	n/a
Bank loans	92	–	–	92	5.80
Other investments	334	(21)	10	323	n/a
Investment expenses	(318)	–	–	(318)	n/a

Total	$8,794	$(140)	$964	$9,618	5.94

For the year ended December 31
2004

Bonds	$4,745	$(35)	$354	$5,064	5.92
Mortgages	1,331	(49)	15	1,297	5.70
Stocks	271	–	355	626	11.23
Real estate	295	11	60	366	8.96
Policy loans	459	–	–	459	7.25
Cash and short-term investments	150	–	–	150	n/a
Bank loans	64	–	–	64	5.41
Other investments	124	(42)	(5)	77	n/a
Investment expenses	(280)	–	–	(280)	n/a

Total	$7,159	$(115)	$779	$7,823	5.68

Yields are based on total investment income divided by the aggregate of the average carrying value of assets plus accrued income less deferred realized net gains.
c) Securities lending The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for periods of time. Collateral, which exceeds the market value of the loaned securities, is lodged by the borrower with the Company and retained by the Company until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates. As at December 31, 2005, the Company had loaned securities (which are included in invested assets) with a carrying value and market value of approximately $5,827 and $5,928, respectively (2004 – $5,958 and $6,099, respectively).
Notes to the Consolidated Financial Statements       107

d) Mortgage securitization The Company from time to time originates commercial mortgages and sells them to Commercial Mortgage Backed Securities Trusts and, in certain cases, retains servicing rights to the mortgages sold. During 2005, no such mortgages have been sold. During 2004, the Company sold $48 of commercial mortgage loans in securitization transactions for which it received net proceeds of $47.
e) Credit risk Credit risk is the risk that a party to a financial instrument, such as a mortgage borrower, will fail to fully honour its financial obligations to the Company. Credit risks are primarily associated with investment, derivative and reinsurance counterparties (see reinsurance risk in note 8(b)).
The Company has provided for credit risk by establishing allowances against the carrying value of impaired assets in the Consolidated Balance Sheets. In addition to these allowances, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of actuarial liabilities (note 7(d)).
The carrying value of impaired assets was as follows:

As at December 31
2005	Gross amount	Allowance	Carrying value

Bonds	$482	$143	$339
Mortgages	343	91	252
Other	94	42	52

Total	$919	$276	$643

2004

Bonds	$303	$94	$209
Mortgages	282	77	205
Other	105	43	62

Total	$690	$214	$476

The changes during the year in respect of the allowance for impairment were as follows:

Allowance for impairment	2005	2004

Balance, January 1	$214	$230
Net provisions during the year	140	115
Write-offs, disposals and currency translation	(78)	(131)

Balance, December 31	$276	$214

Concentrations of credit risk
The Company’s exposure to credit risk is managed through risk management policies and procedures with emphasis on the quality of the investment portfolio together with maintenance of issuer, industry and geographic diversification standards.
As at December 31, 2005, 94% of bonds (2004 – 94%) were rated at investment grade “BBB” or higher, and 68% (2004 – 63%) were rated “A” or higher. Government bonds represented 27% (2004 – 24%) of the bond portfolio. The Company’s highest exposure to a single non-government issuer was $464 (2004 – $431). Mortgages and real estate are diversified geographically and by property type. The Company’s largest concentration of mortgages and real estate was in Ontario, Canada, with $7,636 (2004 – $7,166) of the total portfolio. Income-producing commercial office properties were the largest concentration in the real estate portfolio with $3,607 (2004 – $3,401). As at December 31, 2005, 92% (2004 – 96%) of the stock portfolio was comprised of publicly listed corporations. The largest single issuer represented 2% (2004 – 2%) of the portfolio.
The Company’s exposure to loss on derivatives is limited to the extent that default by counterparties to these contracts results in the loss of any gains that may have accrued. All contracts are held with counterparties rated “A” or higher. As at December 31, 2005, 79% (2004 – 74%) of the exposed amount was with counterparties rated “AA” or higher. The largest single counterparty exposure as at December 31, 2005 was $175 (2004 – $137).
Note 7 ☐ Policy Liabilities
a) Policy liabilities Policy liabilities are reported in the consolidated financial statements net of reinsurance ceded. The policy liabilities, before and after reinsurance ceded, are shown below.

As at December 31	2005	2004

Gross policy liabilities	$139,359	$143,653
Impact of reinsurance ceded	(7,310)	(6,243)

Net policy liabilities	$132,049	$137,410

108      MFC 2005 Annual Report

Policy liabilities include actuarial liabilities as well as policy benefits payable, provision for unreported policy claims, and policyholder amounts on deposit. The components of policy liabilities are shown below.

As at December 31	2005	2004

Actuarial liabilities	$124,364	$130,608
Benefits payable and provision for unreported claims	3,012	1,933
Policyholder amounts on deposit	4,673	4,869

Net policy liabilities	$132,049	$137,410

Policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and experience rating refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of policy liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency. Investment returns are based on projected investment income using the current asset portfolios and projected reinvestment strategies. Each assumption is adjusted by a margin for adverse deviation. For investment returns, this margin is established by scenario testing. Scenario testing is generally done on a deterministic basis testing a range of prescribed and company-developed scenarios, but is done stochastically for minimum guarantees on segregated fund products and for long-term care. For other assumptions, this margin is established by directly adjusting the best estimate assumption.
The cash flows used in the actuarial valuation adjust the gross policy cash flows to reflect the projected cash flows from ceded reinsurance.
The period used for the projection of cash flows is the policy lifetime for most individual insurance contracts. For other types of contracts a shorter projection period may be used, limiting the period to the term of the liability over which the Company is exposed to material insurance risk without the ability to adjust premiums or policy charges. Where the projection period is less than the policy lifetime, actuarial liabilities may be reduced by an allowance for acquisition expenses expected to be recovered from policy cash flows beyond the projection period used for the liabilities. Such allowances are tested for recovery using assumptions, including margin for adverse deviation, as used in other components of the actuarial valuation.
b) Composition     The composition of policy liabilities by line of business and reporting segment is shown in the table below on a net of reinsurance ceded basis. Policy liability totals before the impact of reinsurance ceded are also shown. The net of reinsurance ceded numbers are used throughout the consolidated financial statements.

	Individual life insurance
				Other[1]	Total, net of	Total before
As at December 31		Non-	Annuities and	policy	reinsurance	reinsurance
2005	Participating	participating	pensions	liabilities	ceded	ceded

U.S. Protection	$23,863	$10,229	$34	$7,831	$41,957	$44,197
U.S. Wealth Management	–	–	17,820	57	17,877	18,860
G&SFP	–	–	25,382	–	25,382	25,382
Canadian Division	5,098	8,468	12,495	5,230	31,291	33,958
Asia and Japan Division	10,261	1,645	1,060	200	13,166	13,486
Reinsurance Division	–	1,025	–	1,206	2,231	2,413
Corporate and Other	–	–	–	145	145	1,063

Total, net of reinsurance ceded	$39,222	$21,367	$56,791	$14,669	$132,049	$139,359

Total before reinsurance ceded	$39,952	$24,699	$57,774	$16,934	$139,359

2004

U.S. Protection	$24,731	$8,887	$40	$8,588	$42,246	$44,541
U.S. Wealth Management	–	13	18,689	50	18,752	19,277
G&SFP	–	–	30,291	344	30,635	30,635
Canadian Division	4,720	7,343	12,951	5,032	30,046	32,513
Asia and Japan Division	11,119	1,485	1,085	146	13,835	14,134
Reinsurance Division	–	1,111	–	825	1,936	2,119
Corporate and Other	36	93	104	(273)	(40)	434

Total, net of reinsurance ceded	$40,606	$18,932	$63,160	$14,712	$137,410	$143,653

Total before reinsurance ceded	$41,400	$21,962	$63,685	$16,606	$143,653

[1]	Other includes group insurance, and individual and group health including long-term care insurance.
For participating policies in-force at demutualization, separate sub-accounts were established within the participating account. These sub-accounts permit this participating business to be operated as separate “closed blocks” of business. As at December 31, 2005,
Notes to the Consolidated Financial Statements       109

$26,156 (2004 – $27,817) of both assets and policy liabilities related to the participating policyholders’ account were included in the closed blocks.
c) Assets backing policy liabilities, other liabilities and capital     Assets are segmented and matched to liabilities with similar underlying characteristics by product line and major currency. The Company has established target investment strategies and asset mixes for each asset segment supporting policy liabilities, which take into account the risk attributes of the liabilities supported by the assets and expectations of market performance. Liabilities with rate and term guarantees, such as annuities and pensions, are predominantly backed by fixed-rate instruments such as bonds and commercial and mortgage loans. Insurance products, such as participating whole life insurance, are backed by a broader range of asset classes. The Company’s equity is invested in a range of debt and equity investments, both public and private.
Changes in the fair value of assets backing policy liabilities would have a limited impact on the Company’s equity wherever there is an effective matching of the assets and liabilities, as it would be substantially offset by a corresponding change in the fair value of the actuarial liabilities. The fair value of assets backing policy liabilities as at December 31, 2005 was estimated at $136,467 (2004 – $142,130).
The fair value of assets backing capital and other liabilities as at December 31, 2005 was estimated at $51,185 (2004 – $48,206).
The deferred realized net gains taken into account in the computation of policy liabilities as at December 31, 2005 were $2,942 (2004 – $2,305).
The carrying value of total assets backing net policy liabilities, other liabilities and capital was as follows:

	Individual life insurance
As at				Other
December 31,		Non-	Annuities	policy	Other
2005	Participating	participating	and pensions	liabilities[1]	liabilities[2]	Capital[3]	Total

Assets
Bonds	$23,284	$12,866	$39,097	$7,771	$11,584	$8,713	$103,315
Mortgages	4,645	3,036	12,099	2,664	3,892	1,672	28,008
Stocks	2,996	1,563	458	266	322	3,291	8,896
Real estate	2,077	1,308	217	1,017	312	348	5,279
Other	6,220	2,594	4,920	2,951	5,298	14,329	36,312

Total	$39,222	$21,367	$56,791	$14,669	$21,408	$28,353	$181,810

2004

Assets
Bonds	$23,184	$11,395	$44,526	$8,064	$11,670	$7,234	$106,073
Mortgages	5,141	2,646	13,101	2,460	3,218	2,118	28,684
Stocks	3,053	1,476	593	299	271	2,652	8,344
Real estate	2,001	1,059	141	711	306	451	4,669
Other	7,227	2,356	4,799	3,178	3,236	15,680	36,476

Total	$40,606	$18,932	$63,160	$14,712	$18,701	$28,135	$184,246

[1]	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.
[2]	Other liabilities include non-insurance liabilities.
[3]	Capital represents total equity, long-term debt, liabilities for preferred shares and capital instruments and non-controlling interest in subsidiaries.
d) Significant policy liability valuation assumptions     The preparation of consolidated financial statements involves the use of estimates and assumptions; however, actual results may differ from those estimates.
Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. In conjunction with prudent business practices to manage both business and investment risks, the selection and monitoring of appropriate assumptions are designed to minimize the extent to which the Company is financially exposed to measurement uncertainty.
110      MFC 2005 Annual Report

Best estimate assumptions In the computation of policy liabilities, best estimate assumptions are made. Assumptions are made for the valuation term of the liabilities and include assumptions with respect to mortality and morbidity, investment returns, rates of policy termination, operating expenses and certain taxes. Actuarial assumptions may be subject to change in the future. Actual experience is monitored regularly to ensure that the assumptions remain appropriate. Assumptions are discussed in more detail in the following table:

Nature of factor and assumption methodology	Risk management

Mortality and morbidity	Mortality relates to the occurrence of death. Mortality assumptions are based on past and emerging Company and industry experience. Assumptions are differentiated by sex, underwriting class and policy type.

Morbidity relates to the occurrence of accidents and sickness. Morbidity assumptions are based on Company and industry experience.	The Company establishes appropriate underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies.

Mortality is monitored monthly and 2005 experience was favourable when compared with the Company’s assumptions. Morbidity is also monitored monthly and 2005 experience was favourable when compared with the Company’s assumptions.

Investment returns	The Company matches assets and liabilities by business segment, using investment objectives that are appropriate for each line of business. The projected cash flows from these assets are combined with future reinvestment rates derived from the current economic outlook and the Company’s investment policy in order to determine expected rates of return on these assets for all future years.

Investment return assumptions include expected future asset credit losses. Asset credit losses are projected based on both past Company and industry experience and specific reviews of the current investment portfolio.

Investment return assumptions also include expected expense assumptions for the costs of managing the invested assets. The costs are attributed to each asset class to develop unitized assumptions per dollar of asset for each asset class.	The Company’s policy of closely matching cash flows of the assets with those of the corresponding liabilities reduces the Company’s exposure to future changes in interest rates. The interest rate risk positions in business segments are monitored on an ongoing basis. Under the Canadian Asset Liability Method (CALM), the reinvestment rate is quantified by using interest rate scenario testing.

The exposure to asset credit losses is managed by policies and procedures, which limit concentrations by issuer, connections, ratings, sectors and geographic regions. On participating policies and some non-participating policies asset credit loss experience is passed back to policyholders through the investment return crediting formula. For other policies, the premiums and benefits reflect the Company’s assumed level of future credit losses at contract inception or most recent contract adjustment date. The Company holds explicit provisions in actuarial liabilities for asset credit risk which, including provisions for adverse deviation, totaled $2,906 as at December 31, 2005 (2004 – $3,531). In 2005, default experience on both bonds and mortgages continued to be favourable when compared to the Company’s assumptions.

Stocks and real estate are used primarily to support liabilities where investment return experience is passed back to policyholders through dividends or credited investment return adjustments. A limited amount of stocks and real estate are also used to support long-dated obligations in the Company’s Annuity and Pensions businesses and for long-dated insurance obligations on contracts where the investment return risk is borne by the Company.

In 2005, investment expense experience was favourable when compared to the Company’s assumptions.

Notes to the Consolidated Financial Statements       111

	Nature of factor and assumption methodology	Risk management

Policy terminations	Lapse relates to the termination of policies due to non-payment of premiums. Surrenders relate to the voluntary termination of policies by policyholders. Policy termination assumptions are based on the Company’s experience adjusted for expected future conditions. Assumptions reflect differences in geographic markets and lapse patterns for different types of contracts.	The Company designs its products in order to minimize financial exposure to lapse and surrender risk. In addition, the Company monitors lapse and surrender experience monthly. In aggregate, 2005 lapse experience on insurance products was unfavourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

Expenses and taxes	Operating expense assumptions reflect the projected costs of maintaining and servicing policies and associated overhead expenses. These expenses are derived from the Company’s internal cost studies projected into the future with an allowance for inflation.

Taxes reflect assumptions for future premium taxes and other non-income related taxes. The impact of income taxes, projected on the basis of the valuation assumptions (expected plus margin for adverse deviation), is also included.	The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation. Maintenance expenses for 2005 were favourable when compared with the Company’s assumptions used in the computation of actuarial liabilities.

The Company prices its products to cover the expected cost of taxes.

Policyholder dividends, experience rating refunds, and other adjustable policy elements	The best estimate projections for policyholder dividends and experience rating refunds, and other adjustable elements of policy benefits are determined to be consistent with management’s expectation of how these elements will be managed should experience emerge consistently with the best estimate assumptions used for mortality and morbidity, investment returns, rates of policy termination, operating expenses and taxes.	The Company monitors policy experience closely and adjusts policy benefits and other adjustable elements to reflect this experience.

Policyholder dividends are reviewed annually for all businesses under a framework of board approved dividend policies.

Foreign currency	Foreign currency risk results from a mismatch of the currency of liabilities and the currency of the assets designated to support liabilities. Where a currency mismatch exists, the assumed rates of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.	The Company has a policy of matching the currency of its assets with the currency of the liabilities they support to mitigate exposure related to adverse movements in foreign exchange rates.

The Company’s practice is to review actuarial assumptions on an annual basis as part of its review of methods and assumptions (note 7(f)), with the exception of the impact of market interest rates and non-fixed income market values for all segregated fund policies and for most fixed account wealth management products, which are reported directly in each reporting segment’s earnings.
Provision for adverse deviation assumptions The basic assumptions made in establishing policy liabilities are best estimates for a range of possible outcomes. To recognize the uncertainty in establishing these best estimate assumptions, to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities are adequate to pay future benefits, the Appointed Actuary is required to include a margin in each assumption.
The impact of these margins is to increase policy liabilities and decrease the income that would be recognized at inception of the policy. Minimum conditions are prescribed by the Canadian Institute of Actuaries for determining margins related to interest rate risk. For other risks, which are not specifically addressed by the Canadian Institute of Actuaries, a range is defined as 5% to 20% of the expected experience assumption, taking into account the risk profiles of the business. The Company uses assumptions at the conservative end of the permissible ranges, taking into account the risk profile of the business.
112      MFC 2005 Annual Report

e) Change in policy liabilities     Change in policy liabilities during the year was a result of the following business activities and changes in actuarial estimates:

	Change in	Change in
For the years ended December 31	actuarial	other policy
2005	liabilities	liabilities	Total

Balance, January 1	$130,608	$6,802	$137,410
New policies	1,960	–	1,960
Normal in-force movement	(4,246)	570	(3,676)
Changes in methods and assumptions	(90)	40	(50)
Changes due to acquisition and assumption transactions	(198)	639	441
Currency impact	(3,670)	(366)	(4,036)

Balance, December 31	$124,364	$7,685	$132,049

2004

Balance, January 1	$51,647	$4,582	$56,229
New policies	2,046	–	2,046
Normal in-force movement	(3,133)	(1,125)	(4,258)
Changes in methods and assumptions	(50)	12	(38)
Changes due to acquisition and assumption transactions	91,965	3,959	95,924
Currency impact	(11,867)	(626)	(12,493)

Balance, December 31	$130,608	$6,802	$137,410

f) Changes in actuarial methods and assumptions     The Company examines the assumptions used in determining policy liabilities on an ongoing basis to ensure they appropriately reflect emerging experience and changes in risk profile. Policy liabilities are increased when expected benefit costs and related risks increase, and vice versa. Policy liabilities include liabilities for policy benefits in the course of settlement.
In 2005, changes in methods and assumptions used in the determination of policy liabilities resulted in a net reduction of $50 (2004 – reduction of $38) in policy liabilities. The net reduction includes an increase of $19 (2004 – decrease of $2) to policy liabilities impacting non-controlling interests in subsidiaries, an increase of $5 (2004 – decrease of $19) to participating policyholders’ reserves, and a net reduction of $74 (2004 – $17) to reserves that impact the shareholders’ account. As a result of the actuarial changes in methods and assumptions, shareholders’ pre-tax income increased by $74 (2004 – $17) and is reported in the “Corporate and Other” segment.
The changes in methods and assumptions in 2005 include a net reduction of $96 from review of credit loss assumptions and methodology, a net reduction of $275 from regular review of non-economic assumptions, consisting of releases from favourable changes in expense and mortality/morbidity offset by strengthening from unfavourable changes in policy persistency, and a net reduction of $69 from other refinements to cash flow models and methods. Offsetting these reductions was a $338 increase related to adoption of more conservative investment scenario assumptions, primarily related to assumed levels of long-term interest rates in North America and adopting a more conservative investment return outlook in Taiwan, and a $52 increase from other investment return assumption updates.
The changes in methods and assumptions in 2004 include a net reduction of $246 in cyclical credit loss reserves and a net increase of $137 in actuarial liabilities for cedent treaty recapture in life retrocession reinsurance assumed and a net increase of $103 in actuarial liabilities for segregated fund guarantees. The net impact of other changes in methods and assumptions from regular review of experience and actuarial models is a $32 reduction of actuarial liabilities. The release of cyclical credit loss reserves follows recommendations by the Company’s external actuarial reviewer that led to a review of the methods and assumptions for this reserve.
Note 8 ☐ Risk Management
In addition to risks related to reserve assumptions, the Company is exposed to the following risks, which are considered in establishing actuarial liabilities:
a) Interest rate risk     Investment return risk relates to potential losses arising from asset returns insufficient to support product liabilities. The uncertainty related to returns achievable on both fixed income and non-fixed income investments to be made in the future as recurring premiums are received and the impact of mismatches between the timing and amount of current assets and the liabilities they support are the principal components of investment return risk within the Company’s general fund. Interest rate risk exposures are measured using a variety of techniques, including cash flow gaps, durations, key rate durations, convexity, and earnings and shareholders’ economic value at risk. Shareholders’ economic value is calculated as the net present value of cash flows related to current assets, recurring premiums to be received and liabilities, discounted at market yields and adjusted for tax.
Notes to the Consolidated Financial Statements       113

The Company’s general fund wealth management business may be exposed to interest rate risk as a result of mismatches between the timing and amount of its assets and liabilities. The impact on shareholders’ economic value of an immediate and permanent parallel shift of 1% in interest rates at all maturities across all markets arising from general fund wealth management business is as follows:

For the years ended December 31	2005	2004

1% increase in interest rates	$(47)	$60
1% decrease in interest rates	$46	$(67)

The Company’s general fund insurance business is supported by a portfolio of assets invested in a blend of medium to long maturity bonds and a material component of non-fixed income assets, with the investment allocations between fixed income and non-fixed income assets managed proactively. As a result, the interest rate risk related to this business is not easily identified separately from the price volatility related to non-fixed income assets.
b) Reinsurance risk In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. In order to minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.
The effect of reinsurance on premium income was as follows:

For the years ended December 31	2005	2004

Direct premium income	$18,881	$16,284
Reinsurance assumed	1,364	1,318
Reinsurance ceded	(1,658)	(1,315)

Total premium income	$18,587	$16,287

Note 9 ☐ Income Taxes
The effective income tax rate for the provision for income taxes reported in the Consolidated Statements of Operations varies from the income taxes computed at the Canadian statutory tax rate of 34% for the year ended December 31, 2005 (2004 – 34%) for the following reasons:

Reconciliation of income tax expense
For the years ended December 31	2005	2004

Income tax at Canadian statutory tax rate	$1,470	$1,164
Increase (decrease) in income taxes due to:
Tax-exempt investment income	(117)	(85)
Differences in tax rates on income not subject to tax in Canada	(149)	(228)
Recognition of tax benefit from prior years	(19)	(5)
Release of valuation allowance	(105)	–
Other	(49)	28

Income tax expense	$1,031	$874

Components of income tax expense included in the Consolidated Statements of Operations are as follows:

For the years ended December 31	2005	2004

Canadian income tax expense:
Current	$198	$106
Future	53	139

	$251	$245

Foreign income tax expense:
Current	$115	$135
Future	665	494

	$780	$629

Income tax expense	$1,031	$874

The amount of income taxes paid in cash during the year ended December 31, 2005 was $327 (2004 – $386).
114      MFC 2005 Annual Report

Income taxes are included in the consolidated financial statements as follows:

For the years ended December 31	2005	2004

Consolidated Statements of Operations
Income taxes	$1,031	$874
Consolidated Statements of Equity
Preferred shares	(4)	–
Currency translation account	44	28

Income taxes	$1,071	$902

Undistributed earnings of non-Canadian subsidiaries may be taxed upon repatriation to Canada. The Company has recognized a future tax liability on these undistributed earnings to the extent that management expects it will be incurred on earnings repatriated in the foreseeable future. If all undistributed earnings were repatriated, incremental taxes that would be charged against earnings as at December 31, 2005 are estimated to be $267 (2004 – $238).
The following table presents future income taxes in total, and the principal components:

As at December 31	2005	2004

Future income tax asset:
Actuarial liabilities	$716	$1,556
Gain on sale of invested assets	377	243
Other	1,782	1,818

	$2,875	$3,617
Valuation allowance	(41)	(156)

Future income tax asset	$2,834	$3,461

Future income tax liability:
Real estate	$(331)	$(349)
Securities and other investments	(3,232)	(3,460)
Intangible assets	(608)	(632)

Future income tax liability	$(4,171)	$(4,441)

Net future income tax liability	$(1,337)	$(980)

As at December 31, 2005, the Company has approximately $2,458 (2004 – $1,525) of tax loss carry forwards available, which expire between the years 2006 and 2020. A benefit has been recognized in the amount of $824 (2004 – $379) in future income taxes. A benefit in the amount of $38 (2004 – $156) has not been recognized.
Note 10 ☐ Consumer Notes
A subsidiary of JHF issues consumer notes through its SignatureNotes program. SignatureNotes is an investment product sold through a broker-dealer network to retail customers in the form of publicly traded fixed and/or floating rate securities. SignatureNotes are issued weekly with a variety of maturities, interest rates and call provisions. SignatureNotes may be redeemed upon the death of the holder, subject to an overall program redemption limit of 1% of the aggregate securities outstanding or an individual redemption limit of U.S. $0.2 of aggregate principal. As at December 31, 2005, interest rates ranged from 1.75% to 6.45% (2004 – from 1.75% to 6.25%) with maturities until 2034. The fair value of consumer notes as at December 31, 2005 was $2,814 (2004 – $2,865).
Note 11 ☐ Commercial Paper
At December 31, 2004, other liabilities included $349 of commercial paper issued by JHF that was primarily used to meet working capital needs. Outstanding commercial paper as at December 31, 2004 had a weighted average interest rate of 1.18% and a weighted average life of approximately 33 days. These amounts were repaid in 2005.
Notes to the Consolidated Financial Statements       115

Note 12 ☐ Long-Term Debt

As at December 31	2005	2004

Senior debt
5.625% Notes payable U.S. dollar	$607	$635
Other notes payable	471	639
Subordinated notes
7.875% U.S. dollar	–	252
5.70% Canadian dollar	250	250
6.24% Canadian dollar	550	550
Surplus notes U.S. dollar	579	622

Total long-term debt	$2,457	$2,948

Fair value	$2,561	$3,050

The fair value of long-term debt is determined by reference to current market prices, where available. The cash amount of interest paid during the year ended December 31, 2005 was $170 (2004 – $168).
a) 5.625% U.S. dollar notes payable     On December 6, 2001, JHF issued U.S. $500 ($796) in 5.625% senior notes maturing on December 1, 2008 pursuant to a U.S. $1,000 effective shelf registration statement.
b) Other notes payable     The notes payable bear interest rates ranging from 6.54% to 12.1% and mature in varying amounts to 2012. The notes were issued by various subsidiaries of JHF.
c) 7.875% U.S. dollar subordinated notes     During 1995, MLI issued U.S. $250 ($341) in 7.875% subordinated notes due April 15, 2005. This debt was issued as a private placement under Rule 144A of the Securities Act (United States). During 2004, U.S. $41 of these subordinated notes were purchased at a cost of U.S. $44 ($58) and extinguished. MLI repaid the remaining U.S. $209 ($260) balance at maturity on April 15, 2005.
d) Canadian dollar subordinated debt     On February 16, 2001, MLI issued, in two tranches, $800 in unsecured subordinated debentures, redeemable in whole or in part by MLI at any time. Debentures with principal of $250, maturing on February 16, 2011, bear interest at a fixed rate of 5.70% for five years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance rate (adjusted quarterly). In addition, debentures with principal of $550, maturing on February 16, 2016, bear interest at a fixed rate of 6.24% for 10 years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance rate (adjusted quarterly). Proceeds to MLI, net of issuance costs, were approximately $796. The debt constitutes Tier 2B regulatory capital.
e) U.S. dollar surplus notes     On February 25, 1994, JHF issued U.S. $450 in 7.375% surplus notes maturing on February 15, 2024. Any payment of interest or principal on the surplus notes requires the prior approval of the Massachusetts Commissioner of Insurance.
The carrying value of the senior debt and surplus notes reflects a net increase of U.S. $93 relating to the unamortized fair value adjustment of these instruments, which arose as a result of the acquisition of JHF (note 3). The amortization of the fair value adjustment is recorded in interest expense in these consolidated financial statements.
Aggregate maturities of long-term debt are as follows:

As at December 31	2005	2004

Less than one year	$23	$417
One to two years	13	19
Two to three years	609	14
Three to four years	1	638
Four to five years	2	1
Greater than five years	1,809	1,859

Total	$2,457	$2,948

Note 13 ☐ Liabilities for Preferred Shares and Capital Instruments

As at December 31	2005	2004

Preferred shares – Class A Shares, Series 1 (note 2)	$344	$344
Senior debentures issued to Manulife Financial Capital Trust (note 2)
6.7% debentures	940	940
7.0% debentures	60	60
Trust preferred securities	578	606

Total	$1,922	$1,950

Fair value	$2,085	$2,128

116      MFC 2005 Annual Report

Preferred shares On June 19, 2003, MFC issued 14 million Class A Shares, Series 1 (“Series 1 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10% per Series 1 Preferred Share. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC on or after June 19, 2010, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the amount of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.
Senior debentures The senior debentures issued to the Trust mature on December 31, 2051 with interest payable semi-annually on June 30 and December 31. With regulatory approval, upon certain tax or regulatory capital changes, or on December 31, 2006 and on any interest payment date thereafter, the Company may redeem the debentures for the amount of principal, unpaid interest and, if applicable, a premium calculated with reference to the Government of Canada yield.
At the option of the Trust, the 7.0% debentures are convertible into MLI Class A Shares Series 2 and the 6.7% debentures are convertible into MLI Class A Shares Series 4. Under certain circumstances, the 7.0% debentures will be automatically converted into MLI Class A Shares Series 3 and the 6.7% debentures will be automatically converted into MLI Class A Shares Series 5.
Trust preferred securities Capital Trust Pass-through Securities Units of U.S. $500 ($672) were issued by subsidiaries of MFC in January 1997, maturing February 1, 2027.
Each unit consists of one 8.25% trust preferred security, issued by the trust subsidiary, and one 0.125% preferred purchase contract, issued by The Manufacturers Investment Corporation (“MIC”). The trust subsidiary’s only asset is an investment in notes issued by MIC. Holders of each purchase contract may be required to purchase 20 non-cumulative perpetual preferred shares, Series A of MIC, at U.S. $50 per share. Holders may satisfy this purchase by delivering the trust preferred securities to MIC in exchange for the perpetual preferred shares.
The Securities Units were issued as a private placement under Rule 144A of the Securities Act (United States).
From the Company’s perspective, the issue is equivalent to a combination of 8.25% subordinated debt maturing February 1, 2027, and an option exercisable by the Company, requiring contract holders to purchase an equivalent amount of perpetual preferred shares in MIC. The securities form part of the Company’s regulatory capital.
The Company has repurchased a total of U.S. $15 of trust preferred securities as of December 31, 2005 (2004 – U.S. $8).
Note 14 ☐ Non-Controlling Interest in Subsidiaries

As at December 31	2005	2004

Non-controlling interest in common equity of subsidiaries	$94	$43
Preferred shares issued by MLI – MLI Class A, Series 6	93	93

Total	$187	$136

MLI’s Class A, Series 6 Preferred Shares (“Series 6 Shares”) are non-voting, bear non-cumulative dividends and are redeemable at the election of MLI at $26.00 per share during the 12 months commencing December 31, 2007, or $25.75 per share during the 12 months commencing December 31, 2008, or $25.50 per share during the 12 months commencing December 31, 2009, or $25.25 per share during the 12 months commencing December 31, 2010, or $25.00 per share during the 12 months commencing December 31, 2011.
The Maritime Life Assurance Company (“MLAC”) First Preferred Shares, Series A (“Series A Shares”) with a carrying value of $35 were redeemable by MLAC, non-voting and bore cumulative dividends. All of the outstanding Series A Shares were redeemed on October 15, 2004.
MLAC Second Preferred Shares, Series 1 (“Series 1 Shares”) with a carrying value of $97 were redeemable by MLAC, non-voting and bore non-cumulative dividends. All of the outstanding Series 1 Shares were redeemed on December 31, 2004.
MLAC Second Preferred Shares, Series 3 (“Series 3 Shares”) with a carrying value of $97 were redeemable by MLAC, non-voting and bore non-cumulative dividends. On October 20, 2004, MLI completed an offer made to holders of MLAC’s Series 3 Shares to exchange each Series 3 Share for one MLI Series 6 Share. Holders of Series 3 Shares tendered 86% of shares outstanding in exchange for Series 6 Shares, which have the same economic terms as the Series 3 Shares. For those Series 3 Shares not exchanged, MLAC’s Board of Directors approved a by-law providing for the consolidation of the Series 3 Shares on the basis of one consolidated Series 3 Share for each 1,000,000 existing Series 3 Shares. MLI voted all of the Series 3 Shares that it acquired pursuant to the exchange offer in favour of the consolidation by-law, which was approved by MLAC’s policyholders and preferred shareholders at a special meeting held on November 24, 2004. As a result of the consolidation and in accordance with the by-law, holders of fractional Series 3 Shares after consolidation received a cash payment for each of their Series 3 Shares held prior to consolidation equal to $26.82 plus declared and unpaid dividends prorated to the date immediately prior to the consolidation. Excluding dividends, $15 was paid to outside shareholders.
Notes to the Consolidated Financial Statements       117

Note 15 ☐ Share Capital
The authorized capital of MFC consists of:

a)	an unlimited number of common shares without nominal or par value; and

b)	an unlimited number of Class A and Class B preferred shares without nominal or par value, issuable in series.
Preferred shares On February 18, 2005, MFC issued 14 million Class A Shares, Series 2 (“Series 2 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 2 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.65% per Series 2 Preferred Share. With regulatory approval, the Series 2 Preferred Shares may be redeemed by MFC on or after March 19, 2010, in whole or in part, at declining premiums that range from $1.00 to nil per Series 2 Preferred Share, by payment of cash.
Common shares
On November 4, 2004, the Toronto Stock Exchange (the “Exchange”) accepted MFC’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2004 to repurchase up to 55 million of its common shares, representing approximately 6.8% of common shares then outstanding. During the year ended December 31, 2005, MFC purchased and subsequently cancelled 20 million (2004 – six million) of its common shares pursuant to this normal course issuer bid at a total cost of $1,189 (2004 – $306). A previous normal course issuer bid program terminated on November 3, 2004.
On November 3, 2005, the Exchange accepted MFC’s filing of notice to make a normal course issuer bid during the 12-month period commencing November 9, 2005. Under this bid, MFC may repurchase up to 50 million of its common shares, representing approximately 6.3% of common shares outstanding. MFC is also limited to purchasing up to 2% of its outstanding common shares in any 30-day period under this bid. During the year ended December 31, 2005, MFC purchased and subsequently cancelled 0.7 million of its common shares pursuant to this normal course issuer bid at a total cost of $49.
All transactions under the normal course issuer bids were and will be executed on the Exchange at prevailing market prices (or, with the Exchange’s approval, off the Exchange) in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.
In total, during the year ended December 31, 2005, MFC purchased and subsequently cancelled 21 million (2004 – 10 million) of its common shares pursuant to all normal course issuer bids at a total cost of $1,238 (2004 – $509).
Pursuant to the merger with JHF in 2004 (described in note 3), holders of JHF common stock received 1.1853 common shares of MFC for each JHF common stock. Approximately 342 million MFC common shares were issued at an ascribed price of $39.61 per share.

	2005		2004

	Number of		Number of
	shares		shares
For the years ended December 31	(in millions)	Amount	(in millions)	Amount

Common shares
Balance, January 1	808	$14,646	462	$599
Issued on acquisition of a subsidiary (note 3)	–	–	342	13,510
Issued on exercise of stock options and deferred share units (note 16)	5	228	14	712
Normal course issuer bids – purchased for cancellation	(21)	(384)	(10)	(175)

Balance, December 31	792	$14,490	808	$14,646

Note 16 ☐ Stock-Based Awards
Under MFC’s Executive Stock Option Plan (“ESOP”), stock options are periodically granted to selected individuals. Options provide the holder with the right to purchase common shares at an exercise price equal to the closing market price of MFC’s common shares on the Exchange on the business day immediately preceding the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of 36,800,000 common shares have been reserved for issuance under the ESOP.
In 2000, MFC also granted deferred share units (“DSUs”) to certain employees under the ESOP. The DSUs vested over a four-year period and each unit entitles the holder to receive one common share on retirement or termination of employment. The DSUs attract dividends in the form of additional DSUs at the same rate as dividends on the common shares. In 2005, 91,000 DSUs were issued to certain employees who elected to defer their annual bonus, in part or otherwise, under the ESOP. These DSUs vested immediately upon grant and entitle the holder to receive payment equal to the value of the same number of common shares plus credited dividends on retirement or termination. No DSUs were granted during 2004. The number of DSUs outstanding was 1.8 million as at December 31, 2005 (2004 – two million).
Effective January 1, 2001, MFC established the Global Share Ownership Plan (“GSOP”) for its eligible employees and the Stock Plan for Non-Employee Directors. Under the GSOP, qualifying employees can choose to have up to 5% of their annual base earnings applied toward the purchase of common shares of MFC. Subject to certain conditions, MFC will match a percentage of the
118      MFC 2005 Annual Report

employee’s eligible contributions to certain maximums. MFC’s contributions vest immediately. All contributions will be used by the plan’s trustee to purchase common shares in the open market.
Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive DSUs or common shares of MFC in lieu of cash equal to his or her annual director’s retainer and fees. Upon termination of Board service, the eligible director may elect to receive cash or common shares equal to the value of the DSUs accumulated in his or her account. A total of 500,000 common shares of MFC have been reserved for issuance under the Stock Plan for Non-Employee Directors.
MFC has previously granted stock options to directors under the Director Equity Incentive Plan (“DEIP”). There were no stock options granted under this plan in 2004 and 2005, resulting from a decision made by the Board of Directors in 2003 to permanently discontinue stock option grants to directors. A total of 500,000 common shares of MFC have been reserved for issuance under the DEIP.
In 2003, MFC established a new Restricted Share Unit (“RSU”) plan. For the year ended December 31, 2005, 0.9 million (2004 – 1.3 million) RSUs were granted to certain eligible employees under this plan. RSUs represent phantom common shares of MFC that entitle a participant to receive payment equal to the market value of the same number of common shares, plus credited dividends, at the time the RSUs vest. RSUs vest at the end of three years, subject to performance conditions, and the related compensation expense is recognized over this period. Compensation expense related to RSUs was $99 for the year ended December 31, 2005 (2004 – $42).
All JHF unvested stock options granted prior to the announcement of the merger with MFC on September 28, 2003 vested immediately prior to the date of acquisition and were exchanged for approximately 19 million MFC stock options. JHF stock options that were granted after the date of announcement were exchanged for approximately four million MFC stock options.

	2005		2004

		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise	options	exercise
For the years ended December 31	(in millions)	price	(in millions)	price

Outstanding, January 1	21	$38.96	12	$37.87
Issued on acquisition (note 3)	–	$–	23	$37.00
Granted	2	$58.00	2	$48.53
Exercised	(5)	$37.59	(14)	$39.47
Forfeited	(1)	$45.29	(2)	$42.77

Outstanding as at December 31	17	$41.28	21	$38.96

Exercisable as at December 31	12	$37.91	13	$36.71

Options outstanding

	Options outstanding			Options exercisable

		Weighted	Weighted
	Number	average	average	Number	Weighted
As at December 31, 2005	of options	exercise	contractual	of options	average
Exercise price	(in millions)	price	remaining life	(in millions)	exercise price

$26.45 – $39.03	6	$32.77	4.2 years	5	$32.35
$40.51 – $50.90	9	$42.85	5.0 years	7	$42.11
$54.05 – $66.45	2	$57.88	9.1 years	–	$54.14

Total	17	$41.28	5.2 years	12	$37.91

The weighted average fair value of each option granted in 2005 has been estimated at $12.21 (2004 – $11.33) using the Black-Scholes option-pricing model. The pricing model uses the following weighted average assumptions for these options: risk-free interest rate of 3.7% (2004 – 3.7%), dividend yield of 1.9% (2004 – 1.8%), expected volatility of 20% (2004 – 22.5%) and expected life of six (2004 – six) years.
The Company recorded compensation expense for stock options granted after January 1, 2002, with an offsetting increase to contributed surplus, of $33 during the year ended December 31, 2005 (2004 – $27).
In aggregate, the Company recorded stock-based compensation expense of $132 for the year ended December 31, 2005 (2004 – $69).

Diluted earnings per share
For the years ended December 31	2005	2004

Net income available to common shareholders	$3,280	$2,550

Weighted average number of common shares (in millions)	799	698
Stock-based awards[1] (in millions)	7	6

Weighted average number of diluted common shares (in millions)	806	704

[1]	The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period. Excluded from the calculation were an average of two million anti-dilutive stock-based awards.
Notes to the Consolidated Financial Statements       119

Note 17 ☐ Employee Future Benefits
The Company maintains a number of pension and benefit plans, both defined benefit and defined contribution, for its eligible employees and agents. These plans include broad-based pension plans for all employees that are generally funded, supplemental pension plans for executives that are generally not funded, and other non-pension post-retirement benefit plans that are also generally not funded.
The Company’s funding policy for all applicable plans is to make at least the minimum annual contributions required by regulations of the countries in which the plans are offered. Different assumptions and methods are prescribed for regulatory funding purposes compared to accounting purposes.
MFC acquired JHF in April 2004, including its pension and other post-retirement plans. There were no significant gains or losses as a result of plan amendments made to these plans from the acquisition.
The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. Actuarial valuations to determine employer required annual contributions for Canadian based pension plans are required at least once every three years. The most recent actuarial valuation of the main Canadian staff pension plan was performed as at December 31, 2004. Pension plans based in the United States require annual valuations, with the most recent valuations performed as at January 1, 2005.
Pension and Non-Pension Post-Retirement Benefit Plans

	Pension benefits		Post-retirement benefits

For the years ended December 31	2005	2004	2005	2004

Changes in accrued benefit obligation:
Balance, January 1	$3,885	$963	$966	$157
JHF accrued benefit obligation at date of acquisition	–	3,196	–	881
Service cost	62	51	10	8
Interest cost	213	169	54	42
Plan participants’ contributions	1	1	8	–
Amendments	–	4	4	(2)
Actuarial losses	295	109	34	40
Benefits paid	(352)	(224)	(75)	(49)
Currency impact	(115)	(384)	(24)	(111)

Balance, December 31	$3,989	$3,885	$977	$966

	Pension benefits		Post-retirement benefits

For the years ended December 31	2005	2004	2005	2004

Changes in plan assets:
Fair value of plan assets, January 1	$3,505	$647	$312	$–
JHF plan assets at date of acquisition	–	2,983	–	327
Actual return on plan assets	292	379	12	27
Employer contributions	131	83	68	49
Plan participants’ contributions	1	1	8	–
Benefits paid	(352)	(224)	(75)	(49)
Currency impact	(98)	(364)	(11)	(42)

Fair value of plan assets, December 31	$3,479	$3,505	$314	$312

	Pension benefits		Post-retirement benefits

As at December 31	2005	2004	2005	2004

Excess of plan liabilities over fair value of plan assets, end of year	$(510)	$(380)	$(663)	$(654)
Unrecognized net actuarial loss	335	108	52	5
Unrecognized prior service cost	27	29	(10)	(13)

Net accrued benefit liability, December 31	$(148)	$(243)	$(621)	$(662)

Amounts recognized in the Consolidated Balance Sheets:

	Pension benefits		Post-retirement benefits

As at December 31	2005	2004	2005	2004

Prepaid benefit cost	$451	$403	$–	$–
Accrued benefit liability	(599)	(646)	(621)	(662)

Net accrued benefit liability, December 31	$(148)	$(243)	$(621)	$(662)

120      MFC 2005 Annual Report

As at December 31, 2005, pension plans subject to regulatory required contributions consisted of assets of $3,454 (2004 – $3,486) and pension benefit obligations of $3,254 (2004 – $3,137).
Of the $510 pension benefit deficit amount as at December 31, 2005 (2004 – $380), $663 (2004 – $683) relates to the Company’s executive supplementary pension plans of which $534 (2004 – $578) has been charged to earnings to date. Charges for other unfunded pension plans amounted to $46 as at December 31, 2005 (2004 – $47) of which $44 (2004 – $45) has been charged to earnings or otherwise accrued for in the Company’s accounts. The assets supporting the pension obligations that are not funded, and those supporting the non-pension post-retirement benefit plans that are similarly not funded, are not separately segregated and form part of the general fund assets of the Company.
The weighted average asset allocation by asset category for the Company’s pension plans that are funded was as follows:

	Actual allocation

As at December 31	2005	2004

Equity securities[1]	59%	62%
Debt securities	30%	30%
Real estate	5%	2%
Other	6%	6%

Total	100%	100%

[1]	Pension benefit plans include investments in MFC common shares of $3 (2004 – $3).
Components of the net benefit expense for the pension plans and other non-pension post-retirement benefit plans were as follows:

	Pension benefits		Post-retirement benefits

For the years ended December 31	2005	2004	2005	2004

Defined benefit service cost	$62	$51	$10	$8
Defined contribution service cost	61	58	–	–
Interest cost	213	169	54	42
Actual positive return on plan assets	(292)	(379)	(12)	(27)
Actuarial losses	295	109	34	40
Plan amendments	–	4	4	(2)

Pension costs incurred before adjustments	$339	$12	$90	$61
Difference between costs arising in the year and cost recognized in respect of:
Return on plan assets[1]	21	177	(14)	9
Actuarial (gains) losses[2]	(281)	(97)	(34)	(41)
Plan amendments[3]	6	(1)	(8)	(1)

Net benefit expense	$85	$91	$34	$28

[1]	Expected return on plan assets of $297 for the year ended December 31, 2005 (2004 – $220) less deferral of actual return on plan assets of $304 (2004 – $406).

[2]	Actuarial (gains) losses amortized in 2005 of $14 (2004 – $11) less actual actuarial losses incurred of $329 (2004 – $149).

[3]	Amortization of plan amendments/ prior service cost in 2005 of $2 (2004 – nil) less actual cost of plan amendments/ prior service cost of $4 (2004 – $2).
Key Weighted Average Assumptions
The weighted average assumptions used by the Company to determine the accrued benefit obligation and net benefit expense for all plans were as follows:

	Pension benefits		Post-retirement benefits[1]

For the years ended December 31	2005	2004	2005	2004

To determine the accrued benefit obligation at end of year:
Discount rate	5.5%	5.8%	5.4%	5.8%
Rate of compensation increase	3.9%	3.9%	3.5%	3.2%
To determine the net benefit expense for the year:
Discount rate	5.7%	6.2%	5.8%	6.0%
Expected return on plan assets[2]	8.0%	8.2%	8.5%	8.75%
Rate of compensation increase	3.8%	3.1%	3.3%	3.4%

[1]	The health care cost trend rate used to measure the U.S.-based non-pension post-retirement obligation was 10.0% grading to 5.0% for 2016 and years thereafter (2004 – 10.5% grading to 5.0% in 2016) and to measure the expense was 10.5% grading to 5.0% for 2016 and years thereafter (2004 – 11.0% grading to 5.0% for 2016). In Canada, the rate used to measure the non-pension post-retirement benefit obligation was 8.5% grading to 5.0% for 2013 and years thereafter (2004 – 8.5% grading to 5.5% in 2008) and to measure the expense was 8.5% grading to 5.5% for 2008 and years thereafter (2004 – 9.5% grading to 5.5% in 2008).

[2]	The expected return on pension plan assets for U.S.-based plans ranged from 8.25% to 8.5% (2004 – 8.25% to 8.5%). Plans based in Canada had an expected return on plan assets of 6.9% (2004 – 7.0%). Other plans had an expected return of 4.25% (2004 – 4.25%).
To develop the expected long-term rate of return on plan assets assumptions, the Company considers the historical returns and the future expectations for each asset class, as well as the target asset allocation of the pension portfolio.
Notes to the Consolidated Financial Statements       121

Assumed health care trends have a significant effect on the amounts reported for the non-pension post-retirement benefit plans. The impact of a 100 basis-point change in assumed health care cost trend rates would have been as follows:

	100 basis-point	100 basis-point
As at and for the year ended December 31, 2005	increase	decrease

Effect on post-retirement benefit obligation	63	(55)
Effect on post-retirement benefit expense	7	(7)

Cash Flows – Contributions
Total cash payments for all employee future benefits, comprised of cash contributed by the Company to its funded pension and non-pension post-retirement benefit plans, cash payments directly to beneficiaries for its unfunded pension and non-pension post-retirement benefit plans, and cash contributed to its defined contribution pension plans, were as follows:

	Pension benefits		Post-retirement benefits

For the years ended December 31	2005	2004	2005	2004

Defined benefit	$131	$84	$68	$49
Defined contribution	61	58	–	–

Total	$192	$142	$68	$49

Note 18 ☐ Variable Interest Entities
Variable interest entities that are consolidated with the Company’s segregated funds     In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are VIEs. The Company’s segregated funds are considered the primary beneficiary of certain timberland VIEs. The consolidation of these VIEs in the segregated funds resulted in an increase in segregated fund assets of $206, an increase in segregated fund liabilities of $73 and an increase in amounts attributable to other contract holders of $133.
Variable interest entities that are not consolidated     Except as previously noted, the Company has determined that it is not the primary beneficiary of any VIE in which it invests or manages, and accordingly, is not required to consolidate any of them (see note 2(b)).
The following is a discussion of the entities the Company has significant relationships with and certain summarized financial information for them.
Collateralized debt obligation funds     The Company acts as an investment manager to certain asset-backed investment vehicles, commonly known as collateralized debt obligation funds (“CDOs”). The Company has determined that most of the CDOs it manages are VIEs. The Company also invests in the debt and/or equity of these CDOs, and in the debt and/or equity of CDOs managed by others. Any net losses in excess of the CDO equity are borne by the debt owners. Owners of securities issued by CDOs that are managed by the Company have no recourse to the Company’s assets in the event of default by the CDO. The Company’s risk of loss from any CDO that it manages, or in which it invests, is limited to its investment in the CDO.
The maximum exposure to losses from CDOs managed by the Company is $198 (2004 – $316). This consists of $150 (2004 – $269) of investments in tranches rated Aa1 or better, $20 (2004 – $22) in tranches rated below BBB and $28 (2004 – $25) in equity tranches.

Total size of Company-managed CDOs
As at December 31	2005	2004

Total assets	$6,227	$4,545

Total debt	$6,100	$4,463
Total other liabilities	29	11

Total liabilities	$6,129	$4,474
Total equity	98	71

Total liabilities and equity[1]	$6,227	$4,545

[1]	Includes the Company’s investment in the debt and equity of Company-managed VIE and non-VIE CDOs.
Low-income housing partnerships     The Company has investments that qualify for low-income housing and/or historic tax credits (“LIH Partnerships”). These investments are primarily through real estate limited partnerships. The Company is usually the sole limited partner or an investor member and it is not the general partner or managing member in any of the LIH Partnerships.
The Company’s maximum exposure to losses from its investments in LIH Partnerships is $551 (2004 – $587). This consists of $415 (2004 – $396) of equity investments, $77 (2004 – $81) of mortgages, and outstanding equity capital and mortgage commitments to the partnerships of $58 (2004 – $109) and $1 (2004 – $1), respectively.
122      MFC 2005 Annual Report

Total size of the LIH Partnerships[1]
As at December 31	2005	2004

Total assets	$1,442	$1,467

Total debt	$869	$891
Total other liabilities	115	136

Total liabilities	$984	$1,027
Total equity	458	440

Total liabilities and equity[2]	$1,442	$1,467

[1]	Certain data above is reported with a three-month lag due to the delayed availability of financial statements of the LIH Partnerships.

[2]	Includes the Company’s investment in the debt and equity of these LIH Partnerships.
Timberland investments     The Company acts as an investment manager of timberland properties with total assets of $6.1 billion, of which $2.5 billion relates to funds that the general fund and institutional segregated funds invest in (the “Timber Funds”). In its capacity as investment advisor to the Timber Funds, the Company earns investment advisory fees, and in the majority of cases earns forestry management fees and is eligible for performance advisory fees. The Company has determined that most of the Timber Funds are VIEs.
The Company’s maximum exposure to losses from the Timber Funds is $140 (2004 – $122). This consists of $91 (2004 – $90) of equity investments, $33 (2004 – $32) of debt investments, and $16 (2004 – nil) of outstanding equity commitments to these funds.

Total size of Timber Funds
As at December 31	2005	2004

Total assets	$2,512	$1,954

Total debt	$832	$653
Total other liabilities	65	36

Total liabilities	$897	$689
Total equity	1,615	1,265

Total liabilities and equity[1]	$2,512	$1,954

[1]	Includes the Company’s investment in the debt and equity of the Timber Funds.
Other entities     The Company has investment relationships with other entities (“Other Entities”), which result from its direct investment in their debt and/or equity. This category includes energy investment partnerships, investment funds organized as limited partnerships, and businesses that have undergone debt restructurings and reorganizations. With the exception of its involvement with ArcLight Energy Partners Fund I, L.P. (“ArcLight”) and Manulife Financial Capital Trust (the “Trust”), the Company believes that its relationships with the Other Entities are not significant, and accordingly, does not provide any summary financial data or data relating to the Company’s maximum exposure to loss as a result of its relationships with Other Entities. These potential losses are generally limited to amounts invested, which are included on the Company’s Consolidated Balance Sheets in the appropriate investment categories.
ArcLight, a private equity fund, invests in the electric power, utility and energy industry sectors. The Company is a limited partner investor – owning approximately 55% of ArcLight’s partners’ capital as at December 31, 2005 and 2004. The Company’s potential losses in relation to ArcLight are limited to its investment in ArcLight. As at September 30, 2005, ArcLight had total assets of $972, liabilities of $50, and partners’ capital of $922. As at December 31, 2004, ArcLight had total assets of $981, liabilities of $2, and partners’ capital of $979. Due to delayed availability of ArcLight’s financial statements, balance sheet data for ArcLight as at December 31, 2005 was not available.
The Trust, a wholly owned open-end trust, is deemed to be a VIE; however, because the Company is not the primary beneficiary, the Trust has been deconsolidated (see note 2(b)). Securities issued by the Trust are, at the option of their holders, exchangeable into newly issued Class A Shares Series 2 or Class A Shares Series 4 of MLI. Under certain circumstances and without the consent of the holders, the MaCS will be automatically exchanged into MLI Class A Shares Series 3 or MLI Class A Shares Series 5. The exchange of the MaCS will be effected through the conversion by the Trust of the corresponding principal amount of debentures issued by the Company, which corresponds to the series of the MaCS being exchanged, into Class A Shares of MLI.
Note 19 ☐ Commitments and Contingencies
a) Legal proceedings     The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of operations.
b) Proceeds     Pursuant to agreements with the administrators of Daihyaku Mutual Life Insurance Company (“Daihyaku”) with respect to the April 2, 2001 purchase of a closed block of business in Japan, the Company was entitled to a contingent receivable
Notes to the Consolidated Financial Statements       123

related to the proceeds from the wind-up of the insolvent estate of Daihyaku. On March 29, 2005, the Company received the contingent receivable of $89 ($57 after tax). This amount has been recorded in other revenue in the Corporate and Other segment.
c) Accident reinsurance disputes     The Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed substantial portions of these risks on to other companies. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business and has provided adequately for the exposure.
d) Investment commitments     In the normal course of business, various investment commitments are outstanding which are not reflected in the consolidated financial statements. There were $2,494 of outstanding investment commitments as at December 31, 2005, of which $402 mature in 30 days, $1,531 mature in 31 to 365 days and $561 mature in 2007 or later. There were $2,346 of outstanding investment commitments as at December 31, 2004, of which $520 matured in 30 days, $1,205 matured in 31 to 365 days and $621 mature in 2006 or later.
e) Letters of credit     In the normal course of business, third party relationship banks issue letters of credit on the Company’s behalf. As at December 31, 2005, letters of credit, for which third parties are beneficiary, in the amount of $910 (2004 – $1,376) were outstanding. There were no assets pledged against these outstanding letters of credit as at December 31, 2005 and 2004.
f) Pledged assets     In the normal course of business, certain of MFC’s subsidiaries pledge their assets as security for liabilities incurred. The amounts pledged were as follows:

	2005		2004

As at December 31	Bonds	Other	Bonds	Other

In respect of:
Derivatives	$122	$77	$122	$11
Regulatory requirements	112	4	126	–
Real estate	–	75	–	81
Other	–	96	–	110

Total	$234	$252	$248	$202

g) Lease obligations     The Company has a number of obligations under long-term capital and operating leases, primarily for the use of office space. The future minimum lease payments by year and in aggregate, under capital and non-cancelable operating leases, are presented below:

		Operating
	Capital leases	leases	Total

2006	$21	$145	$166
2007	21	121	142
2008	20	91	111
2009	19	77	96
2010	19	65	84
Thereafter	157	190	347

Total minimum lease payments	$257	$689	$946

h) Capital requirements     Dividends and capital distributions are restricted under the ICA. The ICA requires Canadian non-operating insurance companies to maintain, at all times, adequate levels of capital which is assessed by comparing capital available to a risk metric in accordance with Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies. There are no minimum or target requirements; however, OSFI expects holding companies to manage their capital in a manner commensurate with the group risk profile and control environment. MFC must also maintain minimum levels of capital for its subsidiaries. Such amounts of capital are based on the local statutory accounting basis in each jurisdiction. The most significant of these are the Minimum Continuing Capital and Surplus Requirements for MFC’s Canadian insurance subsidiaries and the Risk Based Capital requirements for MFC’s U.S. insurance subsidiaries. The Company maintains capital well in excess of the minimum required in all foreign jurisdictions in which the Company does business.
There are additional restrictions on distributions in foreign jurisdictions in relation to shareholder dividends. In the U.S., MFC’s principal insurance subsidiaries are domiciled in Michigan and Massachusetts. Michigan regulatory approval is required if a shareholder dividend distribution from a Michigan insurance subsidiary to the parent company would exceed that subsidiary’s earned surplus. Regulatory approval is also required if the distribution (together with other distributions during the previous 12 months) exceeds the greater of the subsidiary’s statutory net operating income for the previous year or 10% of its surplus determined at the end of the previous year. The determination must be made in accordance with statutory accounting principles. Under the Massachusetts insurance law, no insurer may pay any shareholder dividend from any source other than statutory unassigned funds without the prior approval of the Massachusetts Commissioner of Insurance (the “MCI”). The Massachusetts insurance holding company act requires that notification be given to the MCI no later than five days following declaration, and at least 10 days prior to payment, of any dividend or distribution by a Massachusetts insurance company. Further, this act provides that no extraordinary dividend may be paid without 30 days prior written notice to the MCI, and only if the MCI has not disapproved, or has approved, the payment within the 30-day notice period. An extraordinary dividend is any dividend or distribution of cash or other property whose fair market value, together with other dividends or distributions made within the preceding 12 months, exceeds the greater of (i) 10% of an insurance company’s surplus as regards to
124      MFC 2005 Annual Report

policyholders as of the preceding December 31, or (ii) a life insurance company’s statutory net gain from operations for the 12 months ending on the preceding December 31.
i) Participating business In some territories where the Company maintains participating accounts, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. Where applicable, these restrictions generally take the form of a fixed percentage of the policyholder dividends. For participating businesses operating as separate “closed blocks,” transfers are governed by the terms of MLI’s and John Hancock Mutual Life Insurance Company’s plans of demutualization.
Note 20 ☐ Fair Value of Financial Instruments
Financial instruments refer to both on- and off-balance sheet instruments and may be assets or liabilities. These assets or liabilities are contracts that ultimately give rise to a right for one party to receive an asset and an obligation for another party to deliver an asset. Fair values are management’s best estimates of the amounts at which instruments could be exchanged in a current transaction between willing parties and are generally calculated based on the characteristics of the instrument and the current economic and competitive environment. These calculations are subjective in nature, involve uncertainties and matters of significant judgment and do not include any tax impact.
Both the fair values and the basis for determining the fair value of invested assets, actuarial liabilities, consumer notes, commercial paper, long-term debt, liabilities for preferred shares and capital instruments and derivative financial instruments are disclosed in notes 6, 7, 10, 11, 12, 13 and 21, respectively.
The carrying values of accrued investment income, outstanding premiums, miscellaneous assets, policy benefits in the course of settlement, provision for unreported claims, policyholder amounts on deposit and other liabilities approximate their fair values due to their short-term nature.
The fair value of bank deposits is estimated at $5,888 as at December 31, 2005 (2004 – $4,371) compared to a carrying value of $5,911 as at December 31, 2005 (2004 – $4,373). The fair value of these financial instruments is determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions.
Note 21 ☐ Derivative Financial Instruments
Derivative financial instruments are financial contracts, the values of which are derived from underlying assets or interest or foreign exchange rates. Derivatives such as interest rate and cross currency swaps, forward contracts, total return swaps, futures agreements and options are used to hedge and manage current and anticipated exposures to changes in interest rate levels, foreign exchange rates, commodity prices, credit risk and equity market prices, and to replicate permissible investments.
Swaps are contractual agreements between the Company and a third party to exchange a series of cash flows. For interest rate swaps, counterparties generally exchange fixed and floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve an initial and final exchange of principal amounts between parties as well as the exchange of fixed or floating interest payments in one currency for the receipt of fixed or floating interest payments in another currency. Equity contracts involve the exchange of floating rate interest payments for the receipt of returns from an equity market index.
Forward and futures agreements are contractual obligations to buy or sell a financial instrument at a future date at a specified price. Forward contracts are over-the-counter contracts negotiated between counterparties and futures agreements are standardized contracts that are transacted on regulated exchanges.
Options are contractual agreements whereby the holder has the right, but not the obligation, to buy or sell a specified amount of the financial instrument at a predetermined price within a specified time.
Hedge effectiveness is assessed quarterly using a variety of techniques including regression analysis and cumulative dollar offset. When it is determined that a derivative is not effective as a hedge, the Company discontinues hedge accounting. In certain cases, there is no hedge ineffectiveness because the derivative instrument was constructed such that all the terms of the derivative match the hedged risk in the hedged item.
Credit risk equivalent is the sum of replacement cost and the potential future credit exposure. Replacement cost represents the cost of replacing, at current market rates, all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure represents the potential for future changes in value based upon a formula prescribed by OSFI.
Risk-weighted amount represents the credit risk equivalent, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.
Fair value is summarized by derivative type and represents the unrealized net gain or loss and accrued interest receivable or payable. Substantially all derivative financial instruments wholly or partially offset the change in fair values of related on-balance sheet assets and liabilities.
Notes to the Consolidated Financial Statements       125

The Company had the following amounts outstanding:

	Remaining term to maturity (notional amounts)				Fair value
									Risk-
As at December 31	Under 1	1 to 5	Over 5					Credit risk	weighted
2005	year	years	years	Total	Positive	Negative	Net	equivalent	amount

Interest rate contracts:
Swap contracts	$5,406	$11,702	$23,924	$41,032	$1,338	$(843)	$495	$714	$233
Future contracts	246	–	–	246	–	–	–	–	–
Options purchased	173	2,816	211	3,200	48	–	48	36	14
Options written	–	13	–	13	–	–	–	–	–

Sub-total	$5,825	$14,531	$24,135	$44,491	$1,386	$(843)	$543	$750	$247
Foreign exchange:
Swap contracts	3,391	6,465	2,405	12,261	811	(956)	(145)	1,002	326
Forward contracts	3,409	–	15	3,424	17	(14)	3	81	26
Other	693	506	6	1,205	10	(4)	6	141	46

Total	$13,318	$21,502	$26,561	$61,381	$2,224	$(1,817)	$407	$1,974	$645

As at December 31
2004

Interest rate contracts:
Swap contracts	$4,245	$13,828	$29,495	$47,568	$1,221	$(1,447)	$(226)	$797	$247
Future contracts	416	–	–	416	–	–	–	–	–
Options purchased	73	978	5,874	6,925	117	–	117	149	49
Options written	36	14	–	50	–	(5)	(5)	–	–

Sub-total	$4,770	$14,820	$35,369	$54,959	$1,338	$(1,452)	$(114)	$946	$296
Foreign exchange:
Swap contracts	591	10,111	3,234	13,936	1,458	(1,626)	(168)	1,289	403
Forward contracts	1,670	83	16	1,769	37	(15)	22	45	14
Other	481	512	–	993	15	(6)	9	143	44

Total	$7,512	$25,526	$38,619	$71,657	$2,848	$(3,099)	$(251)	$2,423	$757

Note 22 ☐ Segmented Information
The Company provides a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan. Manulife Financial also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance services specializing in retrocession and offering products in life, property and casualty.
The Company’s reporting segments are U.S. Protection, U.S. Wealth Management and Guaranteed & Structured Financial Products (“G&SFP”), which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market. In the second quarter of 2005, the Company’s Asia Division and Japan Division were combined to become the Asia and Japan Division. Information for prior periods has been restated accordingly.
Certain allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company’s business segments on a risk-based methodology. The income statement impact of changes in actuarial methods and assumptions (note 7(f)) is reported in the Corporate and Other segment.
The accounting policies of the segments are the same as those described in note 1, Nature of Operations and Significant Accounting Policies.
126      MFC 2005 Annual Report

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division and its G&SFP reporting segment into the different geographic segments to which their businesses pertain.

By segment		U.S.			Asia
For the year ended	U.S.	Wealth		Canadian	and Japan	Reinsurance	Corporate
December 31, 2005	Protection	Mgmt	G&SFP	Division	Division	Division	and Other	Total

Revenue
Premium income
Life and health insurance	$5,382	$–	$–	$5,193	$2,895	$1,217	$–	$14,687
Annuities and pensions	–	2,149	1,116	568	67	–	–	3,900

Total premium income	$5,382	$2,149	$1,116	$5,761	$2,962	$1,217	$–	$18,587
Net investment income	2,800	1,135	1,801	2,686	689	185	322	9,618
Other revenue	589	1,868	20	647	337	27	354	3,842

Total revenue	$8,771	$5,152	$2,937	$9,094	$3,988	$1,429	$676	$32,047

Interest expense	$26	$9	$166	$175	$44	$1	$367	$788

Income (loss) before income taxes	$927	$809	$402	$1,045	$810	$(89)	$418	$4,322
Income taxes	(313)	(224)	(119)	(248)	(69)	(19)	(39)	(1,031)

Net income (loss)	$614	$585	$283	$797	$741	$(108)	$379	$3,291

Segregated funds deposits	$1,284	$19,803	$405	$4,514	$5,226	$–	$554	$31,786

Goodwill
Balance, January 1	$2,756	$1,934	$–	$1,888	$563	$78	$113	$7,332
Purchase equation adjustment (note 3)	35	208	–	163	(2)	3	–	407
Change in foreign exchange rates	(87)	(89)	–	–	(62)	(3)	3	(238)

Balance, December 31	$2,704	$2,053	$–	$2,051	$499	$78	$116	$7,501

As at December 31, 2005
Policy liabilities	$41,959	$17,877	$25,381	$31,291	$13,166	$2,231	$144	$132,049

Total assets	$51,009	$23,677	$31,854	$45,388	$17,022	$3,146	$9,714	$181,810

Segregated funds net assets held by policyholders	$11,374	$84,980	$5,016	$23,443	$12,282	$–	$2,600	$139,695

By geographic location			Asia
For the year ended December 31, 2005	United States	Canada	and Japan	Other	Total

Revenue
Premium income
Life and health insurance	$5,759	$5,259	$2,954	$715	$14,687
Annuities and pensions	3,265	568	67	–	3,900

Total premium income	$9,024	$5,827	$3,021	$715	$18,587
Net investment income	5,836	3,056	689	37	9,618
Other revenue	2,668	710	436	28	3,842

Total revenue	$17,528	$9,593	$4,146	$780	$32,047

Notes to the Consolidated Financial Statements       127

By segment		U.S.			Asia
For the year ended	U.S.	Wealth		Canadian	and Japan	Reinsurance	Corporate
December 31, 2004	Protection	Mgmt	G&SFP	Division	Division	Division	and Other	Total

Revenue
Premium income
Life and health insurance	$4,710	$–	$–	$4,385	$2,857	$982	$–	$12,934
Annuities and pensions	–	1,344	1,056	874	79	–	–	3,353

Total premium income	$4,710	$1,344	$1,056	$5,259	$2,936	$982	$–	$16,287
Net investment income	2,321	930	1,276	2,271	586	179	260	7,823
Other revenue	442	1,479	17	480	224	36	179	2,857

Total revenue	$7,473	$3,753	$2,349	$8,010	$3,746	$1,197	$439	$26,967

Interest expense	$20	$5	$100	$118	$44	$4	$338	$629

Income before income taxes	$700	$554	$306	$811	$561	$312	$181	$3,425
Income taxes	(233)	(157)	(94)	(194)	(74)	(82)	(40)	(874)

Net income	$467	$397	$212	$617	$487	$230	$141	$2,551

Segregated funds deposits	$1,106	$17,145	$31	$3,116	$3,591	$–	$115	$25,104

Goodwill
Balance, January 1	$–	$67	$–	$72	$450	$–	$–	$589
JHF acquisition (note 3)	3,139	2,130	–	1,816	138	89	129	7,441
Change in foreign exchange rates	(383)	(263)	–	–	(25)	(11)	(16)	(698)

Balance, December 31	$2,756	$1,934	$–	$1,888	$563	$78	$113	$7,332

As at December 31, 2004
Policy liabilities	$42,246	$18,752	$30,635	$30,046	$13,835	$1,936	$(40)	$137,410

Total assets	$50,593	$23,978	$36,229	$41,560	$17,184	$3,191	$11,511	$184,246

Segregated funds net assets held by policyholders	$10,953	$72,186	$4,965	$19,422	$7,910	$–	$2,134	$117,570

By geographic location
For the year ended			Asia
December 31, 2004	United States	Canada	and Japan	Other	Total

Revenue
Premium income
Life and health insurance	$5,093	$4,442	$2,857	$542	$12,934
Annuities and pensions	2,400	874	79	–	3,353

Total premium income	$7,493	$5,316	$2,936	$542	$16,287
Net investment income	4,495	2,709	586	33	7,823
Other revenue	2,067	519	235	36	2,857

Total revenue	$14,055	$8,544	$3,757	$611	$26,967

Note 23 ☐	Material Differences Between Canadian and United States Generally Accepted Accounting Principles
The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). The material differences between U.S. GAAP and Canadian GAAP for a life insurance company relate to the treatment of invested assets, deferred acquisition costs and actuarial liabilities. Generally, these differences will result in materially different earnings emergence patterns between statements of operations prepared in accordance with U.S. GAAP as compared to statements of operations prepared in accordance with Canadian GAAP.
128      MFC 2005 Annual Report

a) Condensed Consolidated Balance Sheets

As at December 31			2005		2004

	Note 23		U.S.	Canadian	U.S.	Canadian
	Reference		GAAP	GAAP	GAAP	GAAP

Assets
Bonds	g (i	)	$108,966	$103,315	$110,703	$106,073
Mortgages	g (ii	)	27,968	28,008	28,699	28,684
Stocks	g (iii	)	13,114	8,896	10,426	8,344
Real estate	g (iv	)	4,148	5,279	3,671	4,669
Policy loans			6,120	6,120	6,743	6,743
Cash and short-term investments			9,404	9,360	8,559	8,517
Bank loans			1,806	1,806	1,391	1,391
Other investments	g (ix	)	4,279	4,448	4,851	4,721

Total invested assets			$175,805	$167,232	$175,043	$169,142

Other assets
Accrued investment income			$1,336	$1,334	$1,777	$1,777
Outstanding premiums			735	735	549	549
Deferred acquisition costs	g (vi	)	10,187	–	8,196	–
Reinsurance deposits and amounts recoverable			4,875	–	3,845	–
Goodwill			6,472	7,501	6,070	7,332
Intangible assets			1,742	1,742	1,806	1,806
Value of business acquired	g (vii	)	4,283	–	4,757	–
Miscellaneous			5,339	3,266	5,345	3,640

Total other assets			$34,969	$14,578	$32,345	$15,104

			$210,774	$181,810	$207,388	$184,246
Segregated funds net assets[1]	h (iv	)	133,662	–	114,196	–

Total assets			$344,436	$181,810	$321,584	$184,246

Segregated funds net assets[1]	h (iv	)	$–	$140,361	$–	$117,890

Liabilities and equity
Policy liabilities	g (v), h (iii	)	$158,122	$132,049	$157,793	$137,410
Deferred realized net gains	g (i) – g (iv	)	–	4,476	–	3,667
Bank deposits			5,911	5,911	4,373	4,373
Consumer notes			2,900	2,900	2,881	2,881
Future income tax liability[2]			2,392	1,337	1,487	980
Other liabilities			8,613	6,784	8,537	6,800

			$177,938	$153,457	$175,071	$156,111
Long-term debt			2,480	2,457	2,976	2,948
Liabilities for preferred shares and capital instruments			1,922	1,922	1,950	1,950
Non-controlling interest in subsidiaries			217	187	134	136
Segregated funds net liabilities[1]	h (iv	)	133,662	–	114,196	–
Common shares, preferred shares, retained earnings, contributed surplus and currency translation account			25,206	23,787	24,414	23,101
Accumulated effect of comprehensive income on equity			3,011	–	2,843	–

Total liabilities and equity			$344,436	$181,810	$321,584	$184,246

Segregated funds net liabilities[1]	h (iv	)	$–	$140,361	$–	$117,890

[1]	U.S. GAAP terminology is separate accounts.
[2]	U.S. GAAP terminology is deferred income taxes.
Notes to the Consolidated Financial Statements       129

b) Condensed Consolidated Statements of Operations

For the years ended December 31	2005		2004

	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP

Revenue
Premium income	$11,549	$18,587	$9,987	$16,287
Net investment income	11,239	9,618	8,175	7,823
Fee income and other revenue	5,245	3,842	4,001	2,857

Total revenue	$28,033	$32,047	$22,163	$26,967

Policy benefits and expenses
Policyholder benefits	$16,928	$19,862	$13,395	$17,026
Commissions and general expenses	4,061	6,829	3,408	5,659
Amortization of deferred acquisition costs and value of business acquired	1,169	–	1,085	–
Other	1,041	1,034	820	857

Total policy benefits and expenses	$23,199	$27,725	$18,708	$23,542

Income before income taxes and change in accounting policy	$4,834	$4,322	$3,455	$3,425
Income taxes	(1,390)	(1,031)	(860)	(874)
Change in accounting policy, net of income taxes	–	–	30	–

Net income	$3,444	$3,291	$2,625	$2,551

Weighted average number of common shares outstanding (in millions):
Basic	799	799	698	698
Diluted	806	806	704	704
Earnings per share:
Basic	$4.31	$4.11	$3.76	$3.65
Diluted	$4.27	$4.07	$3.73	$3.62
130      MFC 2005 Annual Report

c)	Reconciliation of Canadian GAAP net income and equity to U.S. GAAP net income, comprehensive income and equity

For the years ended December 31	Net income				Equity

	Note 23
	Reference		2005	2004	2005	2004

Net income and equity determined in accordance with Canadian GAAP			$3,291	$2,551	$23,787	$23,101
Bonds	g (i	)	593	328	4,438	3,845
Mortgages	g (ii	)	51	79	132	81
Stocks	g (iii	)	13	115	1,983	1,970
Real estate	g (iv	)	(142)	(78)	(1,031)	(889)
Other investments	g (ix	)	265	(148)	585	320
Policy liabilities	g (v	)	(2,383)	(1,779)	(13,747)	(11,364)
Value of business acquired	g (vii	)	(339)	(287)	(881)	(542)
Deferred acquisition costs[1]	g (vi	)	2,179	1,630	10,796	8,617
Deferred revenue	g (viii	)	169	168	(357)	(526)
Other reconciling items	i		3	48	(20)	24
Future income taxes[2]			(256)	(32)	(509)	(253)
Change in accounting policy, net of income taxes			–	30	30	30

Net income and equity determined in accordance with U.S. GAAP			$3,444	$2,625	$25,206	$24,414
Effect of unrealized gains and losses on available-for-sale bonds and stocks:
Bonds	g (i	)	(909)	1,221	3,215	4,124
Stocks	g (iii	)	618	272	1,993	1,375
Actuarial liabilities	g (iv	)	(127)	(221)	(1,558)	(1,431)
Deferred acquisition costs	g (vi	)	141	14	(281)	(422)
Deferred revenue	g (viii	)	(19)	1	4	23
Value of business acquired	g (vii	)	96	(53)	43	(53)
Other			(141)	(44)	(191)	(50)
Future income taxes[2]			230	(292)	(756)	(986)
SFAS 133 adjustments[4]			279	331	542	263
Foreign currency translation[3]			(1,047)	(1,542)	–	–

Comprehensive income and equity determined in accordance with U.S. GAAP[5]			$2,565	$2,312	$28,217	$27,257

[1]	Deferred acquisition costs consist of $3,009 (2004 – $2,428) of capitalized expenditures less $830 (2004 – $798) of amortization charged to income.

[2]	U.S. GAAP terminology is deferred income taxes.

[3]	Included a gain of $206 (2004 – gain of $146), net of tax, arising from hedges of foreign currency exposure of a net investment in a foreign operation.

[4]	Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Other comprehensive income related to SFAS 133 is net of $293 in income taxes (2004 – $147).

[5]	Included in comprehensive equity was gross unrealized investment gains and gross unrealized investment losses of $6,398 and $1,191 (2004 – $5,867 and $368), respectively.
d) Business combination with John Hancock Financial Services, Inc.     Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all the outstanding common shares of JHF that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC. See note 3.
Notes to the Consolidated Financial Statements       131

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as at the date of acquisition and has been updated for the finalization of the purchase equation in the second quarter of 2005.

				Final
	As reported	Fair value	Classification	purchase
As at April 28, 2004	June 2004	adjustments	differences	equation

Assets
Invested assets	$104,974	$(189)	$–	$104,785
Intangible assets	2,041	–	–	2,041
Goodwill	6,054	624	–	6,678
Value of business acquired	5,327	(147)	–	5,180
Reinsurance recoverable	3,010	–	–	3,010
Other assets	4,542	(36)	(395)	4,111

Total assets acquired	$125,948	$252	$(395)	$125,805

Liabilities
Policy liabilities	$102,132	$478	$(395)	$102,215
Other liabilities	9,746	(226)	–	9,520

Total liabilities assumed	$111,878	$252	$(395)	$111,735

Net assets acquired	$14,070	$–	$–	$14,070

Separate accounts net assets acquired	$31,020	$–	$395	$31,415

Total purchase consideration	$14,070			$14,070

e) Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts Issued by John Hancock Variable Life Insurance Company and the Signature Notes Issued by John Hancock Life Insurance Company     The following condensed consolidating financial information, presented in accordance with U.S. GAAP, and the related disclosure have been included in these consolidated financial statements in compliance with Regulation S-X of the United States Securities and Exchange Commission (the “Commission”) and in accordance with Rule 12h-5 of the Commission, as these financial statements are incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities issued and to be issued by its subsidiaries.
Effective April 28, 2004, a newly formed wholly owned subsidiary of MFC merged with JHF with the result that MFC became the beneficial owner of all of the outstanding common stock of JHF, and JHF became a wholly owned subsidiary of MFC. See note 3. As a result of the merger, John Hancock Variable Life Insurance Company (the “Variable Company”) and John Hancock Life Insurance Company (the “Life Company”), two wholly owned subsidiaries of JHF, became indirect wholly owned subsidiaries of MFC. The results of JHF’s operations have not been included in these condensed consolidating financial statements for periods prior to the merger.
The Variable Company sells deferred annuity contracts that feature a market value adjustment that are registered with the Commission. The deferred annuity contracts contain variable investment options and fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. The Variable Company refers to these fixed investment period options that contain a market value adjustment feature as “MVAs.”
On December 30, 2002, JHF fully and unconditionally guaranteed the Variable Company’s obligation to pay amounts due under any MVA that was outstanding on or following such date on transfer, withdrawal, surrender, maturity or annuitization of such MVA. On June 29, 2005, the Commission declared effective a joint registration statement filed by MFC and the Variable Company relating to MVAs to be sold on or after June 29, 2005, the payment of which will be fully and unconditionally guaranteed by MFC. MFC also guaranteed the payment obligations of the Variable Company under then outstanding MVAs. JHF will continue to guarantee MVAs that were outstanding before June 29, 2005, and JHF and MFC will be jointly and severally liable under such guarantees. However, JHF will not guarantee MVAs issued on or after June 29, 2005.
The Life Company sells medium-term notes to retail investors under its Signature Notes program. The Signature Notes are also registered with the Commission. On July 8, 2005, the Commission declared effective a joint registration statement filed by MFC and the Life Company relating to Signature Notes to be issued by the Life Company on or after July 8, 2005, the payment of which will be fully and unconditionally guaranteed by MFC. MFC also guaranteed the payment obligations of the Life Company under then outstanding Signature Notes.
MFC’s guarantees of the Signature Notes and MVAs are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the Signature Notes and MVAs.
The laws of the State of New York and the Commonwealth of Massachusetts govern MFC’s guarantees of the Signature Notes and MVAs, respectively, and MFC has consented to the jurisdiction of the courts of such jurisdictions. However, because a substantial portion of MFC’s assets are located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal
132      MFC 2005 Annual Report

laws of Canada and the laws of the Province of Ontario, where MFC’s principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC’s guarantees of the SignatureNotes and MVAs, respectively.
Both MFC and JHF are insurance and bank holding companies. The assets of MFC and JHF consist primarily of the outstanding capital stock of their subsidiaries and investments in other international subsidiaries. Each company’s cash flows primarily consist of dividends from its operating subsidiaries, offset by expenses and shareholder dividends and stock repurchases for MFC, and dividends to MFC and operating expenses for JHF. As a holding company, each company’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.
These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC or JHF, as applicable. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the ICA on their ability to declare and pay dividends. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing the company is, or the payment of the dividend would cause the company to be, in contravention of any regulation under the ICA regarding the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity or any direction to the company made by the Superintendent of Financial Institutions (Canada) (the “Superintendent”) pursuant to subsection 515(3) of the ICA regarding its capital or liquidity. Dividends exceeding retained net income for the two preceding financial years plus net income for the year to the day of declaration of the dividend require approval of the Superintendent. There is currently no direction against paying a dividend that is applicable to any of MFC’s subsidiaries that are subject to the ICA. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 10 days prior to the date fixed for its payment.
In the United States, insurance laws in Michigan, Delaware, New York, Massachusetts and Vermont, the jurisdictions in which certain U.S. insurance company subsidiaries of MFC and JHF are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These laws prohibit the payment of dividends or other distributions or loans to shareholders which may result in the failure to maintain adequate capital and liquidity levels, either by imposing specific financial tests that must be met in order for dividends or other distributions to be paid without regulatory consent or by giving the state insurance regulator broad discretion to disapprove any proposal to pay a dividend or other distribution.
In Asia, the insurance laws of the jurisdictions in which MFC and JHF operate either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.
Generally, there can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair each of MFC’s or JHF’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantee.
The following condensed consolidating financial information, presented in accordance with U.S. GAAP, is provided in compliance with Regulation S-X of the Commission and in accordance with Rule 12h-5 of the Commission.
Notes to the Consolidated Financial Statements       133

Condensed Consolidating Balance Sheet

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
As at December 31, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Assets
Invested assets	$12	$129	$67,854	$6,937	$100,895	$(22)	$175,805
Investments in unconsolidated subsidiaries	30,111	14,878	3,831	162	–	(48,982)	–
Other assets	605	319	13,465	3,246	27,479	(10,145)	34,969
Separate account assets	–	–	13,018	8,741	111,903	–	133,662

Total assets	$30,728	$15,326	$98,168	$19,086	$240,277	$(59,149)	$344,436

Liabilities and equity
Policy liabilities	$–	$–	$64,414	$6,981	$89,777	$(3,050)	$158,122
Consumer notes	–	–	2,900	–	–	–	2,900
Other liabilities	2,167	90	4,974	976	14,544	(5,835)	16,916
Long-term debt	–	1,335	602	–	1,976	(1,433)	2,480
Liabilities for preferred shares and capital instruments	344	–	–	–	1,578	–	1,922
Non-controlling interest in subsidiaries	–	–	–	–	211	6	217
Separate account liabilities	–	–	13,018	8,741	111,903	–	133,662
Shareholders’ equity	28,217	13,901	12,260	2,388	20,288	(48,837)	28,217

Total liabilities and shareholders’ equity	$30,728	$15,326	$98,168	$19,086	$240,277	$(59,149)	$344,436

As at December 31, 2004

Assets
Invested assets	$–	$31	$72,727	$6,650	$95,756	$(121)	$175,043
Investments in unconsolidated subsidiaries	29,631	14,988	4,202	163	–	(48,984)	–
Other assets	125	133	13,342	2,612	24,298	(8,165)	32,345
Separate account assets	–	–	13,334	8,831	92,031	–	114,196

Total assets	$29,756	$15,152	$103,605	$18,256	$212,085	$(57,270)	$321,584

Liabilities and equity
Policy liabilities	$–	$–	$69,085	$6,518	$84,783	$(2,611)	$157,775
Consumer notes	–	–	2,881	–	–	–	2,881
Other liabilities	2,155	521	5,268	458	11,399	(5,386)	14,415
Long-term debt	–	991	648	–	1,958	(621)	2,976
Liabilities for preferred shares and capital instruments	344	–	–	–	1,606	–	1,950
Non-controlling interest in subsidiaries	–	–	–	–	233	(99)	134
Separate account liabilities	–	–	13,334	8,831	92,031	–	114,196
Shareholders’ equity	27,257	13,640	12,389	2,449	20,075	(48,553)	27,257

Total liabilities and shareholders’ equity	$29,756	$15,152	$103,605	$18,256	$212,085	$(57,270)	$321,584

134      MFC 2005 Annual Report

Condensed Consolidating Statement of Operations

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
For the year ended	Corporation	Financial	Company	Company	Other	Consolidation	Financial
December 31, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Revenue
Premium income	$–	$–	$2,296	$97	$9,195	$(39)	$11,549
Net investment income	5	4	4,419	369	6,534	(92)	11,239
Fee income and other revenue	62	–	401	467	4,734	(419)	5,245

Total revenue	$67	$4	$7,116	$933	$20,463	$(550)	$28,033

Policy benefits and expenses
Policyholder benefits	$–	$–	$4,579	$489	$12,282	$(422)	$16,928
Commissions and general expenses	32	44	833	39	3,701	(588)	4,061
Amortization of deferred acquisition costs and value of business acquired	–	–	187	28	954	–	1,169
Other	40	49	300	34	679	(61)	1,041

Total policy benefits and expenses	$72	$93	$5,899	$590	$17,616	$(1,071)	$23,199

Income (loss) before income taxes	$(5)	$(89)	$1,217	$343	$2,847	$521	$4,834
Income tax (expense) recovery	(4)	38	(442)	(112)	(683)	(187)	(1,390)

Income (loss) after income taxes	$(9)	$(51)	$775	$231	$2,164	$334	$3,444
Equity in net income of unconsolidated subsidiaries	3,453	1,090	288	4	–	(4,835)	–

Net income	$3,444	$1,039	$1,063	$235	$2,164	$(4,501)	$3,444

For the year ended
December 31, 2004

Revenue
Premium income	$–	$–	$1,661	$63	$8,261	$2	$9,987
Net investment income	–	–	2,452	199	5,563	(39)	8,175
Fee income and other revenue	62	–	204	319	3,655	(239)	4,001

Total revenue	$62	$–	$4,317	$581	$17,479	$(276)	$22,163

Policy benefits and expenses
Policyholder benefits	$–	$–	$3,054	$289	$10,059	$(7)	$13,395
Commissions and general expenses	40	75	529	76	2,943	(255)	3,408
Amortization of deferred acquisition costs and value of business acquired	–	–	155	15	892	23	1,085
Other	–	29	72	26	708	(15)	820

Total policy benefits and expenses	$40	$104	$3,810	$406	$14,602	$(254)	$18,708

Income (loss) before income taxes and change in accounting policy	$22	$(104)	$507	$175	$2,877	$(22)	$3,455
Income tax (expense) recovery	(16)	27	(122)	(59)	(706)	16	(860)
Change in accounting policy, net of income taxes	–	–	–	–	30	–	30

Income (loss) after income taxes and change in accounting policy	$6	$(77)	$385	$116	$2,201	$(6)	$2,625
Equity in net income of unconsolidated subsidiaries	2,619	683	164	2	–	(3,468)	–

Net income	$2,625	$606	$549	$118	$2,201	$(3,474)	$2,625

Notes to the Consolidated Financial Statements       135

Condensed Consolidating Statement of Cash Flows

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
For the year ended	Corporation	Financial	Company	Company	Other	Consolidation	Financial
December 31, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income	$3,444	$1,039	$1,063	$235	$2,164	$(4,501)	$3,444
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(3,453)	(1,090)	(288)	(4)	–	4,835	–
Increase in policy-related liabilities	–	–	1,588	690	3,513	(429)	5,362
Net realized investment gains and other investment items	–	–	(601)	(15)	(1,936)	–	(2,552)
Amortization of deferred acquisition costs and value of business acquired, net of capitalized amounts	–	–	(79)	(203)	(1,558)	–	(1,840)
Amortization of premium/discount	–	–	650	58	87	–	795
Other amortization	–	(6)	29	3	189	–	215
Future income tax expense (recovery)	4	(34)	471	121	327	189	1,078
Stock-based compensation	–	–	6	–	27	–	33
Non-controlling interest in subsidiaries	–	–	6	–	6	(5)	7

Net income (loss) adjusted for non-cash items	$(5)	$(91)	$2,845	$885	$2,819	$89	$6,542
Change in other operating assets and liabilities	26	114	680	(42)	975	(94)	1,659

Cash provided by (used in) operating activities	$21	$23	$3,525	$843	$3,794	$(5)	$8,201

Investing activities
Purchase and mortgage advances	$–	$–	$(16,164)	$(1,863)	$(41,160)	$–	$(59,187)
Disposals and repayments	–	21	18,763	1,351	37,587	–	57,722
Capital contribution to unconsolidated subsidiaries	–	(387)	–	–	–	387	–
Subscription of affiliate subordinated debt	(31)	(156)	–	–	187	–	–
Redemption of preferred shares issued by a subsidiary	1,100	–	–	–	–	(1,100)	–
Dividends from unconsolidated subsidiary	1,000	832	239	–	–	(2,071)	–

Cash provided by (used in) investing activities	$2,069	$310	$2,838	$(512)	$(3,386)	$(2,784)	$(1,465)

136      MFC 2005 Annual Report

Condensed Consolidating Statement of Cash Flows (continued)

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
For the year ended	Corporation	Financial	Company	Company	Other	Consolidation	Financial
December 31, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Financing activities
Increase in repurchase agreements and securities sold but not yet purchased	$–	$–	$–	$–	$(115)	$–	$(115)
Dividends paid to parent	–	–	(832)	(204)	(1,035)	2,071	–
Capital contributions received from parent	–	–	387	–	–	(387)	–
Repayment of long-term debt	–	–	(4)	–	(300)	–	(304)
Repayment of trust preferred securities issued by subsidiaries	–	–	–	–	(9)	–	(9)
Net redemptions in Guaranteed and Structured Financial Products’ institutional products	–	–	(5,047)	–	–	–	(5,047)
Bank deposits, net	–	–	–	–	1,635	(77)	1,558
Consumer notes issued, net	–	–	137	–	–	–	137
Preferred share dividends	(14)	–	–	–	(5)	5	(14)
Common share dividends	(926)	–	–	–	–	–	(926)
Increase in notes receivable from subsidiaries	(430)	–	–	–	–	430	–
Increase in notes payable to parent	–	–	–	–	430	(430)	–
Increase in notes receivable from affiliates	–	(319)	–	–	–	319	–
Increase (decrease) in notes payable to affiliates	–	387	–	–	(68)	(319)	–
Funds repaid, net	–	(281)	–	–	(99)	–	(380)
Purchase and cancellation of common shares	(1,238)	–	–	–	–	–	(1,238)
Common shares issued on exercise of options	186	–	–	–	–	–	186
Preferred shares redeemed by a subsidiary	–	–	–	–	(1,100)	1,100	–
Preferred shares issued, net	344	–	–	–	–	–	344

Cash (used in) provided by financing activities	$(2,078)	$(213)	$(5,359)	$(204)	$(666)	$2,712	$(5,808)

Cash and short-term investments
Increase (decrease) during the year	$12	$120	$1,004	$127	$(258)	$(77)	$928
Currency impact on cash and short-term investments	–	–	(31)	(3)	(174)	–	(208)
Balance, January 1	–	9	977	104	7,133	–	8,223

Balance, December 31, 2005	$12	$129	$1,950	$228	$6,701	$(77)	$8,943

Cash and short-term investments
January 1, 2005
Gross cash and short-term investments	$–	$9	$977	$104	$7,469	$–	$8,559
Net payments in transit, included in other liabilities	–	–	–	–	(336)	–	(336)

Net cash and short-term investments, January 1	$–	$9	$977	$104	$7,133	$–	$8,223

End of year
Gross cash and short-term investments	$12	$129	$1,950	$228	$7,162	$(77)	$9,404
Net payments in transit, included in other liabilities	–	–	–	–	(461)	–	(461)

Net cash and short-term investments, December 31, 2005	$12	$129	$1,950	$228	$6,701	$(77)	$8,943

Notes to the Consolidated Financial Statements       137

Condensed Consolidating Statement of Cash Flows (continued)

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
For the year ended	Corporation	Financial	Company	Company	Other	Consolidation	Financial
December 31, 2004	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income	$2,625	$606	$549	$118	$2,201	$(3,474)	$2,625
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(2,619)	(683)	(164)	(2)	–	3,468	–
Increase in policy-related liabilities	–	–	230	481	3,055	–	3,766
Net realized investment losses (gains) and other investment items	–	–	19	17	(1,167)	–	(1,131)
Amortization of deferred acquisition costs and value of business acquired, net of capitalized amounts	–	–	(24)	(126)	(1,193)	–	(1,343)
Amortization of premium/discount	–	–	271	62	68	–	401
Other amortization	–	13	5	2	84	–	104
Future income tax expense (recovery)	16	(28)	63	26	540	–	617
Stock-based compensation	–	–	3	1	23	–	27
Non-controlling interest in subsidiaries	–	–	–	–	20	–	20

Net income (loss) adjusted for non-cash items	$22	$(92)	$952	$579	$3,631	$(6)	$5,086
Change in other operating assets and liabilities	(110)	(636)	214	87	933	(124)	364

Cash provided by (used in) operating activities	$(88)	$(728)	$1,166	$666	$4,564	$(130)	$5,450

Investing activities
Purchase and mortgage advances	$–	$–	$(6,581)	$(1,035)	$(40,273)	$1	$(47,888)
Disposals and repayments	–	–	7,801	575	36,728	(3)	45,101
Purchase of preferred shares of an unconsolidated subsidiary	(10)	–	–	–	–	10	–
Capital contribution to unconsolidated subsidiaries	(3,150)	(39)	–	–	–	3,189	–
Cash received on sale of business	–	47	–	–	–	(47)	–
Cash received from acquisition of business, net of cash paid	–	–	–	–	(47)	2,641	2,594
Dividends from unconsolidated subsidiary	–	247	–	–	–	(247)	–

Cash provided by (used in) investing activities	$(3,160)	$255	$1,220	$(460)	$(3,592)	$5,544	$(193)

Financing activities
Increase in repurchase agreements and securities sold but not yet purchased	$–	$–	$–	$–	$61	$–	$61
Dividends paid to parent	–	–	(247)	–	–	247	–
Capital contributions received from parent	–	–	–	–	39	(39)	–
Issue (repayment) of long-term debt	–	–	–	(105)	36	105	36
Net redemptions in Guaranteed and Structured Financial Products’ institutional products	–	–	(3,860)	–	–	–	(3,860)
Bank deposits, net	–	–	–	–	1,333	–	1,333
Consumer notes issued	–	–	532	–	–	–	532
Common share dividends	(690)	–	–	–	–	–	(690)
Increase in notes payable to subsidiary	2,050	–	–	–	–	(2,050)	–
138      MFC 2005 Annual Report

Condensed Consolidating Statement of Cash Flows (continued)

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
For the year ended	Corporation	Financial	Company	Company	Other	Consolidation	Financial
December 31, 2004	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Decrease in notes receivable from subsidiary	$1,829	$–	$–	$–	$–	$(1,829)	$–
Decrease in notes payable to parent	–	–	–	–	(1,829)	1,829	–
Increase in notes receivable from parent	–	–	–	–	(2,050)	2,050	–
Increase in notes receivable from affiliates	–	–	–	–	(241)	241	–
Increase (decrease) in notes payable to affiliates	–	318	–	–	(77)	(241)	–
Funds borrowed (repaid), net	–	161	–	–	(15)	116	262
Purchase and cancellation of common shares	(509)	–	–	–	–	–	(509)
Common shares issued on exercise of options	568	–	–	–	2,050	(2,050)	568
Preferred shares issued by a subsidiary	–	–	–	–	960	(1,110)	(150)
Sale of preferred shares of a subsidiary	–	–	–	–	62	–	62

Cash provided by (used in) financing activities	$3,248	$479	$(3,575)	$(105)	$329	$(2,731)	$(2,355)

Cash and short-term investments
Increase (decrease) during the year	$–	$6	$(1,189)	$101	$1,301	$2,683	$2,902
Currency impact on cash and short-term investments	–	–	–	–	(233)	–	(233)
Balance, January 1	–	3	2,166	3	6,065	(2,683)	5,554

Balance, December 31, 2004	$–	$9	$977	$104	$7,133	$–	$8,223

Cash and short-term investments
January 1, 2004
Gross cash and short-term investments	$–	$3	$2,166	$3	$6,388	$(2,683)	$5,877
Net payments in transit, included in other liabilities	–	–	–	–	(323)	–	(323)

Net cash and short-term investments, January 1	$–	$3	$2,166	$3	$6,065	$(2,683)	$5,554

End of year
Gross cash and short-term investments	$–	$9	$977	$104	$7,469	$–	$8,559
Net payments in transit, included in other liabilities	–	–	–	–	(336)	–	(336)

Net cash and short-term investments
December 31, 2004	$–	$9	$977	$104	$7,133	$–	$8,223

Notes to the Consolidated Financial Statements       139

f) Additional information required to be reported under U.S. GAAP
Derivative instruments and hedging activities     The Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by Statement of Financial Accounting Standards No. 138 on January 1, 2001.
For fair value hedges, the Company is hedging changes in the fair value of assets, liabilities or firm commitments with changes in fair values of the derivative instruments recorded in income. For cash flow hedges, the Company is hedging the variability of cash flows related to variable rate assets, liabilities or forecasted transactions. For cash flow hedges, the effective portion of changes in fair values of derivative instruments is recorded in other comprehensive income and reclassified into income in the same period or periods during which the hedged transaction affects earnings. The Company estimates that deferred net loss of $10, included in other comprehensive income as at December 31, 2005 (2004 – $28), will be reclassified into earnings within the next 12 months. Cash flow hedges include hedges of certain forecasted transactions up to a maximum of 40 years. For a hedge of its net investment in a foreign operation, the Company is hedging the foreign currency exposure of a net investment in a foreign subsidiary with changes in fair values of derivative instruments recorded in the currency translation account.
g) Valuation and income recognition differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP

(i) Bonds	Bonds are carried at amortized cost, less an allowance for specific losses. Allowances are provided on a specific bond whenever a decline in the value of the bond is considered to be other than temporary. Realized gains and losses on sale are deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the bond sold.	Bonds may be classified as “available-for-sale,” “held-to-maturity” or “trading” securities. “Available- for-sale” and “trading” bonds are carried at fair value, while “held-to-maturity” bonds are carried at amortized cost in the Consolidated Balance Sheets. A decline in the value of a specific “available-for- sale” or “held-to-maturity” bond that is considered to be other than temporary results in a write-down in the cost basis of the bond and a charge to income in the period of recognition. Realized gains and losses on sale are recognized in income immediately. Unrealized gains and losses on “available-for-sale” bonds, other than losses considered to be other than temporary, are excluded from income and reported net of tax in other comprehensive income, a component of equity, while unrealized gains and losses on “trading” bonds are included in income immediately.

(ii) Mortgages	Mortgages are carried at amortized cost less repayments and an allowance for specific losses. Realized gains and losses are deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the mortgage sold.	Mortgages are carried at amortized cost less repayments and an allowance for losses. Realized gains and losses are recognized in income immediately.

(iii) Stocks	Stocks are carried at a moving average market basis whereby carrying values are adjusted towards market value at 5% per quarter. Specific stocks are written down to fair value if an impairment in the value of the entire stock portfolio (determined net of deferred realized gains) is considered to be other than temporary. Realized gains and losses are deferred and brought into income at the rate of 5% of the unamortized deferred realized gains and losses each quarter.	Stocks may be classified as “available-for-sale” or “trading” securities and are carried at fair value in the Consolidated Balance Sheets. Other-than-temporary declines in the value of “available-for-sale” stocks result in a write-down in the cost basis of the stocks and a charge to income in the period of recognition. Realized gains and losses and other-than-temporary unrealized gains and losses on “available-for-sale” stocks are recognized in income immediately. Unrealized gains and losses on “available-for-sale” stocks, other than losses considered to be other than temporary, are excluded from income and reported net of tax in other comprehensive income, a component of equity, while unrealized gains and losses on “trading” stocks are included in income immediately.

(iv) Real estate	Real estate is carried at a moving average market basis whereby the carrying values are adjusted towards market value at 3% per quarter. Specific properties are written down to market value if an impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary. Realized gains and losses are deferred and brought into income at the rate of 3% of the unamortized deferred realized gains and losses each quarter.	Real estate is carried at cost less accumulated depreciation. Specific properties are written down, taking into account discounted cash flows, if an impairment in the value of the property is considered to be other than temporary. Realized gains and losses are recognized in income immediately.

140      MFC 2005 Annual Report

Canadian GAAP	U.S. GAAP

(v) Policy liabilities	Actuarial liabilities for all types of policies are calculated using the Canadian Asset Liability Method (“CALM”) and represent the current amount of balance sheet assets which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends, tax (other than income taxes) and expenses on policies in-force. Actuarial liabilities are comprised of a best estimate reserve and a provision for adverse deviation. Best estimate reserve assumptions are made for the term of the liabilities and include assumptions with respect to mortality and morbidity trends, investment returns, rates of premium persistency, rates of policy termination, policyholder dividend payments, operating expenses and certain taxes. To recognize the uncertainty in the assumptions underlying the calculation of best estimate reserves, to allow for possible deterioration in experience and to provide greater comfort that actuarial liabilities are adequate to pay future benefits, the Appointed Actuary is required to add a margin to each assumption. These margins result in the calculation of a provision for adverse deviation, the impact of which is to increase actuarial liabilities and decrease the income that would otherwise be recognized at the time new policies are sold. Assumptions are updated regularly and the effects of any changes in assumptions, whether positive or negative, are recognized in income immediately. The margins for adverse deviations are recognized in income over the term of the liabilities as the risk of deviation from estimates declines.

The future net investment income assumed in the calculation of actuarial liabilities is based on the projection of cash flows on the actual balance sheet assets supporting those liabilities, combined with an assumed reinvestment strategy. Actuarial liabilities include allowances for credit losses associated with the assets supporting liabilities, as well as allowances for interest rate mismatch, liquidity, and other investment-related risks. The allowances for investment risks, other than fixed income credit risk, are established through scenario testing.

The term of the liability used in the valuation may be shorter than the ultimate contractual maturity.

Actuarial liabilities for guaranteed minimum death, withdrawal, annuitization and maturity benefits under segregated fund contracts are calculated using stochastic modelling techniques, with assumptions regarding the distribution of future segregated fund returns derived primarily from historical data.	There are three main Financial Accounting Standards for valuing actuarial liabilities as follows:

Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises” (“SFAS 60”), applies to non-participating insurance, including whole life and term insurance, disability insurance and certain reinsurance contracts. Actuarial liabilities are calculated using a net level premium method and represent the present value of future benefits to be paid to, or on behalf of, policyholders plus related expenses, less the present value of future net premiums. The assumptions include expected investment yields, mortality, morbidity, terminations and maintenance expenses. A provision for adverse deviation is also included. The assumptions are based on best estimates of long-term experience at the time of policy issue (or acquisition in the case of a business combination). The assumptions are not changed for future valuations unless it is determined that future income is no longer adequate to recover the existing Deferred Acquisition Cost (“DAC”) or Value of Business Acquired (“VOBA”) asset, in which case the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced even if the circumstances causing the strengthening are no longer applicable.

Statement of Financial Accounting Standards No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” (“SFAS 97”), applies to limited-payment contracts (including payout annuities), universal life-type contracts and investment contracts. The actuarial liability for limited-payment contracts is determined using an approach similar to that applied under SFAS 60, except that the excess of gross premiums less net premiums is deferred and recognized over the lifetime of the policies. The actuarial liability for universal life-type contracts and investment contracts is equal to the policyholder account value or a similar amount. There is no provision for adverse deviation. If it is determined that expected future income for universal life-type contracts is no longer adequate to recover the existing DAC or VOBA, the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced even if the circumstances causing the strengthening are no longer applicable. For contracts subject to SFAS 97 that are acquired in a business combination, the actuarial liabilities may include an adjustment based on the fair value of the liabilities at the date of acquisition.

Notes to the Consolidated Financial Statements       141

	Canadian GAAP	U.S. GAAP

(v) Policy liabilities (continued)	In addition, Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”), requires the recognition of additional actuarial liabilities for insurance benefit features under universal life-type contracts and for annuitization benefits. The additional actuarial liability is based on the estimated proportion of contract assessments required to fund insurance benefits and annuitization benefits in excess of the policyholder account value. The estimate of the required proportion must consider a range of possible future scenarios and is updated regularly as experience emerges and to reflect changes in assumptions regarding future experience.

Statement of Financial Accounting Standards No. 120, “Accounting and Reporting by Mutual Life Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts” (“SFAS 120”), applies to participating insurance contracts. The actuarial liability for these contracts is computed using a net level premium method with mortality and interest assumptions consistent with the dividend fund or non-forfeiture assumptions. There is no provision for adverse deviation. The assumptions are not changed unless it is determined that expected future income is no longer adequate to recover the existing DAC or VOBA, in which case the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities increased. The actuarial reserve basis may not subsequently be reduced if the circumstances causing the strengthening are no longer applicable.

In addition, in accordance with Emerging Issues Task Force Topic No. D-41 (“EITF D-41”), U.S. GAAP requires that actuarial liabilities be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on “available-for-sale” bonds and stocks had been realized. This adjustment to actuarial liabilities directly impacts shareholder equity and is not reflected in net income, consistent with the treatment of the corresponding adjustments to the carrying value of the assets.

Actuarial liabilities for guaranteed minimum death and annuitization benefits under segregated fund contracts are valued under the rules of SOP 03-1, with fund return assumptions consistent with those used for Canadian GAAP.

Guaranteed minimum withdrawal and maturity benefits under segregated fund contracts are considered to be embedded derivatives subject to the rules of SFAS 133. Liabilities for these guaranteed benefits are measured at fair value using stochastic modelling techniques, with assumptions regarding the distribution of future segregated fund returns derived from option pricing parameters observed in the market. These liabilities are excluded from “Actuarial liabilities” and included in “Other liabilities” on the Consolidated Balance Sheets.

(vi) Deferred acquisition costs	The cost of acquiring new insurance and annuity business, consisting primarily of commissions and underwriting and issue expenses, is implicitly recognized as a reduction in actuarial liabilities.	Acquisition costs which vary with, and are primarily related to, the production of new business are deferred and recorded as an asset. This DAC asset is amortized into income in proportion to different measures, depending on the policy type. DAC associated with SFAS 60 policies are amortized and charged to income in proportion to premium income recognized. For non-participating limited payment insurance policies, the DAC asset is amortized in proportion to the in-force face amount of the policies.

142      MFC 2005 Annual Report

	Canadian GAAP	U.S. GAAP

(vi) Deferred acquisition costs (continued)	DAC associated with SFAS 97 and SFAS 120 policies (i.e., universal life-type contracts, investment contracts and participating insurance contracts) are amortized and charged to income in proportion to the estimated gross profit margins expected to be realized over the life of the contracts. The proportion of gross profits required to amortize the DAC is re-estimated periodically based on actual experience and updated assumptions regarding future experience, and total amortization to date is adjusted to reflect any change in this estimated proportion.

In addition, EITF D-41 requires that DAC related to SFAS 97 and SFAS 120 contracts should be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on “available-for-sale” bonds and stocks had actually been realized. This adjustment to the DAC asset directly impacts shareholder equity and is not reflected in net income.

(vii) Value of business acquired	The value of in-force policies acquired in a business combination is implicitly recognized as a reduction in actuarial liabilities.	The value of business acquired (“VOBA”) is determined at the acquisition date and recorded as an asset. The initial determination is based on a projection of future profits, net of the cost of required capital, which are discounted at a risk-adjusted yield. The VOBA asset is allocated among the various product lines, and is amortized and charged to income using the same methodologies used for DAC amortization but reflecting premiums or profit margins after the date of acquisition only.

(viii) Deferred revenue	All premium income is recorded as revenue. The anticipated costs of future services are included within the actuarial liabilities.	Under SFAS 97, fees assessed to policyholders relating to services that are to be provided in future years are recorded as deferred revenue. Deferred revenue is amortized to fee income in the same pattern as the amortization of the DAC asset.

(ix) Reinsurance ceded	Under Canadian GAAP, actuarial liabilities are reported net of amounts expected to be recovered from reinsurers under reinsurance treaties. Cash flows expected to be paid to, and received from, reinsurers are included in the CALM valuation.	Statement of Financial Accounting Standards No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts” (“SFAS 113”) applies to reinsurance ceded. Under SFAS 113 actuarial liabilities are not reduced to reflect amounts ceded to reinsurers; rather, amounts recoverable from reinsurers are reported separately as an asset on the balance sheet. Amounts recoverable from reinsurers are estimated using methods and assumptions consistent with those used to estimate the actuarial liabilities for the reinsured policies.

SFAS 113 requires that the estimated net profit or loss from long-duration reinsurance treaties be recognized over the lifetime of the reinsured policies. This treatment may create volatility in net income due to the difference in timing between recognition of claims paid to policyholders and recognition of claims reimbursement received from reinsurers.

(x) Derivatives	Derivatives are designated and effective as hedges if there is a high correlation between changes in market value of the derivative and the underlying hedged item at inception and over the life of the hedge. Realized and unrealized gains and losses on derivatives designated and effective as hedges are accounted for on the same basis as the underlying assets and liabilities. Derivatives no longer considered hedges are carried on a moving market basis, whereby carrying values are moved toward market at a rate of 5% per quarter. Realized gains and losses are deferred and amortized into income at the rate of 5% of the unamortized deferred realized gains and losses each quarter.	All derivatives are reported in the Consolidated Balance Sheets at their fair values, with changes in fair values recorded in income or equity, depending on the nature and effectiveness of the hedge. Changes in the fair value of derivatives not designated as hedges will be recognized in current period earnings. Specific guidance is provided relating to the types of hedges, the measurement of hedge ineffectiveness and hedging strategies. When a derivative instrument that is designated and qualifies as a fair value hedge is terminated, a final fair value change is recorded in income, together with the offsetting change in fair value of the hedged item. When a derivative instrument that is designated and qualifies as a cash flow hedge is terminated, the effective portion of the accumulated gain or loss continues to be recorded in other comprehensive income until the hedged item is recorded in income. If the Company determines that a hedged forecasted transaction is no longer probable of occurring, the unrealized gain or loss from the derivative instrument recorded in other comprehensive income is immediately recognized in earnings.

Notes to the Consolidated Financial Statements       143

h) Presentation differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP

(i) Premiums	All premium income is reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.	Under SFAS 60 and SFAS 120, gross premiums are reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.

Premiums collected on SFAS 97 contracts are not reported as revenue in the Consolidated Statements of Operations but are recorded as deposits to policyholders’ account balances. Fees assessed against policyholders’ account balances relating to mortality charges, policy administration and surrender charges are recognized as revenue.

(ii) Death, maturity and surrender benefits	All death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.	For SFAS 60 and SFAS 120 contracts, all death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.

For universal life-type contracts and investment contracts accounted for under SFAS 97, benefits incurred in the period in excess of related policyholders’ account balances are recorded in the Consolidated Statements of Operations.

(iii) Change in actuarial liabilities	Interest credited on policyholders’ account balances is included in change in actuarial liabilities in the Consolidated Statements of Operations.	Interest required to support SFAS 97 contracts is included in actuarial liabilities in the Consolidated Balance Sheets and is classified in policyholder payments in the Consolidated Statements of Operations.

(iv) Segregated funds assets and liabilities	Investments held in segregated funds are carried at market value. Segregated funds are managed separately from those of the general fund of the Company and are, therefore, presented in a separate schedule and are not included in the general fund Consolidated Balance Sheets or Consolidated Statements of Operations.	Assets and liabilities are called separate accounts and are presented in summary lines in the Consolidated Balance Sheets. Assets and liabilities are carried at market values and contract values, respectively.

(v) Consolidated statements of cash flows	The cash flows from investment contracts, including deferred annuities and group pensions, are disclosed as an operating activity in a consolidated statement of cash flows.	The cash flows from investment contracts accounted for under SFAS 97 are disclosed as a financing activity in a consolidated statement of cash flows.

(vi) Reinsurance	Where transfer of risk has occurred, reinsurance recoverables relating to ceded life insurance risks and ceded annuity contract risks are recorded as an offset to actuarial liabilities.	Where transfer of risk has occurred, life insurance actuarial liabilities are presented as a gross liability with the reinsured portion included as reinsurance recoverable. Actuarial liabilities related to annuities are also presented on a gross basis with the reinsured portion accounted for as deposits with reinsurers.

i) Newly issued U.S. GAAP accounting statements     Emerging Issues Task Force Issue No. 04-5 — “Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Right” (“EITF 04-5”)
In July 2005, the Emerging Issues Task Force of the Financial Accounting Standards Board issued EITF 04-5. EITF 04-5 presumes that the general partner of a partnership (or managing member of a limited liability company) controls the partnership and should consolidate it, unless limited partners have either substantive kickout rights (defined as the ability to remove the general partner without cause) or have substantive participating rights (defined as the ability to be actively involved in managing the partnership) or the partnership is a VIE, in which case VIE consolidation accounting rules should instead be followed. EITF 04-5 was immediately effective for partnerships established or modified after June 29, 2005 and is effective January 1, 2006 for previously existing partnerships. No partnerships were consolidated as a result of EITF 04-5. The Company is evaluating the impact of adopting EITF 04-5 for its previously existing partnerships.
Statement of Financial Accounting Standards No. 123(R) – “Share Based Payment” (“SFAS 123R”)
In December 2004, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 123 (revised 2004), “Share Based Payment” (“SFAS 123R”), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and is effective January 1, 2006. Generally, the approach in SFAS 123R is similar to the approach described in Statement 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company is evaluating the impact of adopting SFAS 123R, but does not expect it to be material.
144      MFC 2005 Annual Report

Statement of Position 05-1- “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”)
In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 05-1. SOP 05-1 provides guidance on accounting for deferred acquisition costs of internal replacements of insurance and investment contracts. An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and charged off to expense.
SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. Retrospective adoption is not permitted. The Company is not able to estimate the impact on its consolidated financial position and results of operations of adopting SOP 05-1.
Statement of Position 03-1 – “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”)
In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 03-1. SOP 03-1 provides guidance on a number of topics including separate account presentation, interests in separate accounts, gains and losses on the transfer of assets from the general account to a separate account, liability valuation, returns based on a contractually referenced pool of assets or index, accounting for contracts that contain death or other insurance benefit features, accounting for reinsurance and other similar contracts, accounting for annuitization guarantees, and sales inducements to contract holders.
The Company adopted SOP 03-1 on January 1, 2004, which resulted in an increase in net income of $30 (net of tax of $19) and was recorded as the cumulative effects of an accounting change, on January 1, 2004. In addition, in conjunction with the adoption of SOP 03-1, the Company reclassified $1,000 in separate account assets and liabilities to the corresponding general account balance sheet accounts.
SFAS No. 148 – “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS 148”)
In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123,” which is effective for fiscal years ending after December 31, 2002.
SFAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation, which is an optional alternative method of accounting presented in SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The Company adopted the fair value provisions of SFAS 123 on January 1, 2003 and utilized the transition provisions described in SFAS 148 on a prospective basis. For the periods prior to January 1, 2003, Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” was applied. Had the Company applied the fair value recognition provisions of SFAS 123 to all stock-based employee compensation, net income for the year ended December 31, 2005 would have been reduced by $1 (2004 – $10). Basic and diluted earnings per common share for the year ended December 31, 2005 would have decreased by nil (2004 – $0.01).
Note 24 ☐ Comparatives
Certain comparative amounts have been reclassified to conform with the current year’s presentation.
Note 25 ☐ Subsequent Events
a) Preferred shares On January 3, 2006, MFC issued 12 million Class A Shares, Series 3 (“Series 3 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $300. The Series 3 Preferred Shares are non-voting and entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.50% per Series 3 Preferred Share. With regulatory approval, the Series 3 Preferred Shares may be redeemed by MFC on or after March 19, 2011, in whole or in part, at declining premiums that range from $1.00 to nil per Series 3 Preferred Share, by payment of cash.
b) Subordinated debentures On January 11, 2006, MLI exercised its right to redeem, on February 16, 2006, all of the outstanding $250 5.70% subordinated debentures due February 16, 2011 at par plus accrued and unpaid interest to the date of redemption (see note 12(d)).
Notes to the Consolidated Financial Statements       145

Source of Earnings
Manulife Financial uses the Source of Earnings (“SOE”) to identify the primary sources of gains or losses in each reporting period. It is one of the key tools in understanding and managing the Company’s business. The SOE is prepared in accordance with regulatory guidelines prepared by the Canadian regulator, OSFI (Office of the Superintendent of Financial Institutions), and in accordance with draft guidelines prepared by the Canadian Institute of Actuaries.
The SOE attributes earnings to one of eight categories: expected profit from in-force business; the impact of new business; experience gains or losses comparing actual to expected outcomes; the impact of management actions and changes in assumptions; the impact of segregated fund guarantees; earnings on surplus funds; other; and the cost of taxes. In aggregate, these elements explain the $3,294 million in shareholders’ net income in 2005.
Expected profit from in-force business represents the formula-driven release of Provisions for Adverse Deviation (“PfADs”) on the non-fee income businesses and the expected annual pre-tax income on fee businesses. PfADs represent additional amounts held in excess of the expected cost of discharging policy obligations to provide a margin of conservatism. These amounts are released over time as the Company is released from the risk associated with the policy obligations.
Impact of new business represents the financial impact of new business written in the period, including acquisition expenses. Writing new business creates economic value, which is offset by the conservative PfADs and other limits on capitalization of this economic value in the actuarial liabilities. Consequently, the Company reports an overall loss in the statement of operations from new business in the first year.
Experience gains or losses arise from items such as claims, policy persistency, investment returns, fee income and expenses, where the actual experience in the current period differs from the expected results assumed in the policy liabilities. This component also includes the impact of currency changes to the extent they are separately quantified. Experience gains do not include the impact of management actions or changes in assumptions during the reporting period, or the impact of segregated fund guarantees, which are reported separately. The Company believes its expected assumptions are prudent. This is consistent with a history of favourable overall experience variances.
Management actions and changes in assumptions reflect the income impact of changes to valuation methods and assumptions for the policy liabilities and other management-initiated actions in the period that are outside the normal course of business.
All changes in methods or assumptions impacting the policy liabilities are reported in the Corporate and Other segment with a total consolidated impact of positive $50 million in 2005 and positive $38 million in 2004 – Note 7 of the consolidated financial statements gives additional details of the breakdown of the changes in actuarial methods and assumptions. The change in methods and assumptions impact includes the impact of updating the discount rates applied in the valuation for the current year movement in market interest rates and equity markets for all businesses not actively managed on a matching basis (for wealth management businesses which are actively managed on a matching basis, the discount rates applied in the valuation are updated quarterly for investment market movements, with any gain/loss reported as an experience gain/loss in the business segment).
Material management action items reported in the Corporate segment include the integration expenses associated with the John Hancock acquisition (reported in the Corporate and Other segment with a total consolidated pre-tax impact of $145 million in 2005 and $139 million in 2004) as well as a $60 million accrual in 2005 related to Portus.
Management action gains reported in business segments are primarily driven by the income adjustments related to the revisions to the John Hancock purchase equation in 2005.
Segregated fund guarantees represent the income impact of segregated fund guarantees in the period, including the change in actuarial liabilities related to these guarantees. The income impact of changes in the Conditional Tail Expectation (“CTE”) level of segregated fund guarantee reserves is shown separately from the impact before changes in the CTE level. CTE is a measure of unfavourable economic scenarios that generate large losses.
Earnings on surplus funds reflect the actual investment returns on the assets supporting the Company’s surplus (shareholders’ equity). These assets comprise a diversified portfolio and returns will vary in harmony with the underlying asset categories.
Other represents pre-tax earnings items not included in any other line of the SOE, including minority interests. 2005 includes an $89 million gain reported in Corporate and Other due to receipt of a residual asset payment from the receiver related to the wind-up of Daihyaku Life.
Income taxes represent the tax charges to earnings based on the varying tax rates in the jurisdictions in which Manulife Financial conducts business.
Manulife Financial’s shareholders’ net income increased to $3,294 million in 2005 from $2,550 million the previous year.
146      MFC 2005 Annual Report

Source of Earnings

		U.S.			Asia and
For the year ended December 31, 2005	U.S.	Wealth		Canadian	Japan	Reinsurance	Corporate
(Canadian $ in millions)	Protection	Management	G&SFP	Division	Division	Division	and Other	Total

Expected profit from in-force business	$550	$658	$179	$547	$502	$197	$61	$2,694
Impact of new business	(107)	(147)	(3)	(49)	22	(19)	–	(303)
Experience gains	217	115	46	136	157	(371)	315	615
Management actions and changes in assumptions	32	29	15	6	10	9	(186)	(85)
Segregated fund guarantees	–	18	–	126	14	25	–	183
Earnings on surplus funds	230	148	168	290	106	70	121	1,133
Other	5	(12)	(3)	1	(10)	–	107	88

Income (loss) before income taxes	$927	$809	$402	$1,057	$801	$(89)	$418	$4,325
Income taxes	(313)	(224)	(119)	(248)	(69)	(19)	(39)	(1,031)

Net income (loss) attributed to shareholders	$614	$585	$283	$809	$732	$(108)	$379	$3,294

Impact of Segregated Fund Guarantees
Constant CTE	$–	$(14)	$–	$128	$14	$22	$–	$150
Change in CTE level	–	32	–	(2)	–	3	–	33

Total impact	$–	$18	$–	$126	$14	$25	$–	$183

		U.S.			Asia and
For the year ended December 31, 2004	U.S.	Wealth		Canadian	Japan	Reinsurance	Corporate
(Canadian $ in millions)	Protection	Management	G&SFP	Division	Division	Division	and Other	Total

Expected profit from in-force business	$465	$443	$129	$405	$379	$209	$59	$2,089
Impact of new business	(82)	(145)	(10)	(78)	23	(32)	–	(324)
Experience gains	122	105	51	137	77	18	205	715
Management actions and changes in assumptions	(9)	6	–	(21)	(14)	–	(119)	(157)
Segregated fund guarantees	–	22	–	129	3	46	–	200
Earnings on surplus funds	200	125	129	227	93	70	37	881
Other	4	(2)	7	9	2	1	(1)	20

Income before income taxes	$700	$554	$306	$808	$563	$312	$181	$3,424
Income taxes	(233)	(157)	(94)	(194)	(74)	(82)	(40)	(874)

Net income attributed to shareholders	$467	$397	$212	$614	$489	$230	$141	$2,550

Impact of Segregated Fund Guarantees
Constant CTE	$–	$47	$–	$89	$3	$35	$–	$174
Change in CTE level	–	(25)	–	40	–	11	–	26

Total impact	$–	$22	$–	$129	$3	$46	$–	$200

Notes to the Consolidated Financial Statements       147

Embedded Value
Embedded value is a measure of the shareholder value embedded in the current balance sheet of the Company, excluding any value associated with future new business. The change in embedded value between reporting periods is used by management as a measure of the value created by the year’s operations. Embedded value is a non-GAAP measure and does not have a standard definition.
Manulife Financial’s embedded value is defined as adjusted Canadian GAAP shareholders’ equity plus the value of in-force business. The adjusted Canadian GAAP shareholders’ equity is the fiscal year end Canadian GAAP shareholders’ equity adjusted for goodwill and intangible assets, fair value of surplus assets, third party debt and pension liabilities. The value of in-force business is the present value of expected future Canadian GAAP earnings on in-force business less the present value cost of holding capital required to support the in-force business. Required capital uses the Canadian MCCSR required capital framework.
As at December 31, 2005, Manulife Financial’s embedded value was $29.0 billion, an increase of $1.1 billion over December 31, 2004.
The actual value of the Company (from an investor’s perspective) is measured by the value of the Company’s shares on any particular day. In valuing the Company’s shares, investors take into account the value of shareholders’ equity and the in-force business, as well as the value of future business (i.e., the franchise value) and other considerations. During the fourth quarter, the Company’s market value, measured by its market capitalization, ranged from $46.9 billion to $55.4 billion. Normally, the embedded value of a company is less than its market value because the embedded value excludes the value of future business.
Embedded Value

For the years ended December 31
(Canadian $ in millions unless otherwise stated)	2005	2004	2003

Embedded value as at January 1	$27,903	$15,416	$15,014
Acquisitions	–	10,948	13
Interest on embedded value	2,227	1,826	1,106
New business	1,606	1,107	903
Experience variances and changes in actuarial assumptions	592	659	978

Embedded value before discount rate, currency and capital movements	$32,328	$29,956	$18,014
Discount rate changes	(200)	238	(150)
Currency	(1,167)	(1,674)	(2,096)
Common shareholder dividends	(926)	(690)	(361)
Other capital movements[1]	(1,020)	73	9

Embedded value as at December 31	$29,015	$27,903	$15,416

Embedded value per share	$36.63	$34.55	$33.32
Annual growth rate in embedded value (before impact of discount rate, currency and capital changes)	16%	94%	20%

[1]	Includes share repurchases and option exercises.
The embedded value can be reconciled to the consolidated financial statements as follows:

As at December 31
(Canadian $ in millions)	2005	2004

Shareholders’ equity on balance sheet (excludes preferred shares)	$23,286	$22,951
Fair value adjustments	776	729
Goodwill and (post-tax) intangible assets	(8,633)	(8,506)

Value of shareholders’ net equity	$15,429	$15,174

Pre-tax value of expected profit embedded in CGAAP policy liabilities (actuarial provision for adverse deviations)	$26,533	$24,288
Adjustments to expected value of profit[2]	(9,720)	(8,326)
Cost of locked-in capital	(3,227)	(3,233)

Value of in-force business	$13,586	$12,729

Embedded value	$29,015	$27,903

[2]	The adjustments include the present value of additional margins not captured in the actuarial PfAD (2005 – $5,105 million), taxes (2005 – $(9,613) million), and converting discount rates from valuation rates to cost of capital adjusted discount rates (2005 – $(5,213) million).
148      MFC 2005 Annual Report

The principal economic assumptions used in the embedded value calculations in 2005 were as follows:

	Canada	U.S.	Hong Kong	Japan

MCCSR ratio	150%	150%	150%	150%
Discount rate	8.00%	8.50%	9.50%	6.50%
Risk premium	4.0%	4.0%	5.0%	5.0%
Equity return	8.00%	8.50%	9.50%	6.50%
Inflation	2.0%	2.0%	2.0%	0.0%
Income tax rate	35%	35%	17.5%	36%
Foreign exchange rate	N/A	1.1659	0.1504	0.0099

Discount rates have been derived from government bond rates in the respective countries, plus risk premiums varying from four per cent to five per cent. Higher discount rates were used in some Asian businesses. The weighted average discount rate is 8.5 per cent.
Surplus assets are projected forward at a market return of seven per cent for U.S. and Canadian dollar denominated assets, and three per cent for Yen denominated assets.
Consistent with normal practice, the foreign exchange rates and discount rates are updated each year to reflect prevailing market rates. Other principal assumptions are unchanged with the exception of the surplus yield in Japan. The key assumption changes are summarized below:

Discount Rates	2005	2004	Exchange Rates	2005	2004

Canada	8.00%	8.25%	U.S. Dollar	1.1659	1.2036
U.S.	8.50%	8.25%	Hong Kong Dollar	0.1504	0.1548
Hong Kong	9.50%	9.25%	Japanese Yen	0.0099	0.0117

Surplus Yield	2005	2004

Japan	3.0%	2.5%

Embedded value has been calculated using the financial position of the Company as at June 30, 2005 projected to December 31, 2005, allowing for the actual change in key elements such as the market value of securities, new business contributions and in-force policy experience. The future stream of profits has been calculated on a Canadian GAAP basis in all countries using assumptions consistent with those used in the calculation of the actuarial liabilities. The Company’s target equity/debt structure has been utilized, which assumes that 25 per cent of the capital is in the form of debt.
Notes to the Consolidated Financial Statements       149

Principal Subsidiaries
The following is a list of the directly and indirectly held major operating subsidiaries of Manulife Financial Corporation.

As at December 31, 2005	Ownership	Equity
(Unaudited, Canadian $ in millions)	Percentage	Interest	Address	Description

MANULIFE FINANCIAL CORPORATION			Toronto, Canada	Publicly traded stock life insurance company

The Manufacturers Life Insurance Company	100	$11,947	Toronto, Canada	Leading Canadian-based financial services company that offers a diverse range of financial protection products and wealth management services

Manulife Holdings (Alberta) Limited	100		Calgary, Canada	Holding company

Manulife Holdings (Delaware) LLC	100			Holding company

The Manufacturers Investment Corporation	100			Holding company

John Hancock Life Insurance Company (U.S.A.)	100			U.S.-based life insurance company that provides individual life insurance, annuities, and group pension products in all states in the U.S. except New York

John Hancock Life Insurance Company of New York	100			Provides group pension, individual annuities and life insurance products in the State of New York

John Hancock Investment Management Services, LLC	95			Investment advisor

Manulife Reinsurance Limited	100			Provides financial reinsurance

Manulife Holdings (Bermuda) Limited	100		Hamilton, Bermuda	Holding company

Manufacturers P&C Limited	100			Provides property and casualty and financial reinsurance

Manufacturers Life Reinsurance Limited	100			Provides life and financial reinsurance

Manulife International Holdings Limited	100		Hamilton, Bermuda	Holding company

Manulife (International) Limited	100			Life insurance company serving Hong Kong

Manulife-Sinochem Life Insurance Co. Ltd.	51			Chinese life insurance company

Manulife Asset Management (Asia) Limited	100			Holding company

Manulife Asset Management (Hong Kong) Limited	100			Hong Kong investment management and advisory company marketing mutual funds

P.T. Manulife Aset Manajemen Indonesia	85			Indonesian investment management and advisory company marketing mutual funds

Manulife Bank of Canada	100		Waterloo, Canada	Provides integrated banking products and service options not available from an insurance company

Manulife Canada Ltd.	100		Waterloo, Canada	Canadian life insurance company

FNA Financial Inc.	100		Toronto, Canada	Holding company

Elliott & Page Limited	100			Investment counseling, portfolio and mutual fund management in Canada

First North American Insurance Company	100		Toronto, Canada	Canadian property and casualty insurance company

NAL Resources Management Limited	100		Calgary, Canada	Management company for oil and gas properties

Manulife Securities International Ltd.	100		Waterloo, Canada	Mutual fund dealer for Canadian operations

Regional Power Inc.	83.5		Montreal, Canada	Operator of hydro-electric power projects

MLI Resources Inc.	100		Calgary, Canada	Holding company for oil and gas assets and Japanese operations

Manulife Life Insurance Company	100			Japanese life insurance company

P.T. Asuransi Jiwa Manulife Indonesia	80		Jakarta, Indonesia	Indonesian life insurance company

The Manufacturers Life Insurance Co. (Phils.), Inc.	100		Manila, Philippines	Filipino life insurance company

Manulife (Singapore) Pte. Ltd.	100		Singapore	Singaporean life insurance company

Manulife (Vietnam) Limited	100		Ho Chi Minh City, Vietnam	Vietnamese life insurance company

Manulife Insurance (Thailand) Public Company Limited	97.5		Bangkok, Thailand	Thai life insurance company

Manulife Europe Ruckversicherungs- Aktiengesellschaft	100		Cologne, Germany	European property and casualty reinsurance company

MFC Global Fund Management (Europe) Limited	100		London, England	Investment management company for Manulife Financial’s international funds

Manulife Alberta Limited	100		Calgary, Canada	Holding company for European financing subsidiary

MREFCP Trust	100		Toronto, Canada	Real estate trust

Manulife Property Limited Partnership	99		Toronto, Canada	Investments limited partnership

Manulife Securities Limited Partnership	99		Toronto, Canada	Investments limited partnership

150      Principal Subsidiaries

As at December 31, 2005	Ownership	Equity
(Unaudited, Canadian $ in millions)	Percentage	Interest	Address	Description

MANULIFE FINANCIAL CORPORATION			Toronto, Canada	Publicly traded stock life insurance company

John Hancock Holdings (Delaware) LLC	100	$13,610	Wilmington, Delaware, U.S.A.	Holding company

John Hancock Financial Services, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company

John Hancock Life Insurance Company	100		Boston, Massachusetts, U.S.A.	Leading U.S.-based financial services company that offers a diverse range of financial protection products and wealth management services

John Hancock Variable Life Insurance Company	100			U.S.-based life insurance company that provides variable and universal life insurance policies, and annuity products in all states in the U.S. except New York

P.T. Asuransi Jiwa John Hancock Indonesia	96			Indonesian life insurance company

Independence Declaration Holdings LLC	100			Holding company

Declaration Management & Research LLC	100			Provides institutional investment advisory services

John Hancock Subsidiaries LLC	100			Holding company

John Hancock Financial Network, Inc.	100			Financial services distribution organization

The Berkeley Financial Group, LLC	100			Holding company

John Hancock Funds LLC	100			Mutual fund company

Hancock Natural Resource Group Inc.	100			Manager of globally diversified timberland portfolios for public and corporate pension plans, high net-worth individuals, foundations and endowments

Independence Management Holdings LLC	100			Holding company

Independence Investment LLC	100			Provides institutional investment advisory services

First Signature Bank & Trust Company	100		Portsmouth, New Hampshire, U.S.A.	New Hampshire bank

John Hancock International Holdings, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company

Manulife Insurance (Malaysia) Berhad	45.9			Malaysian life insurance company

John Hancock International, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company

John Hancock Tianan Life Insurance Company	50			Chinese life insurance company

John Hancock Canadian Holdings Limited	100		Halifax, Canada	Holding company

Old Maritime Corporation Limited	100			Holding company

Principal Subsidiaries       151

Officer Listing
Effective as of March 15, 2006
Executive Committee

Dominic D’Alessandro
President and Chief Executive Officer

Victor S. Apps
Senior Executive Vice President and
General Manager, Asia

Jean-Paul (J-P.) Bisnaire
Senior Executive Vice President, Business Development and
General Counsel	Geoffrey G. Crickmay
Executive Vice President and
General Manager, Japan

John D. DesPrez III
Senior Executive Vice President, John Hancock

Bruce Gordon
Senior Executive Vice President and General Manager, Canada	Donald A. Guloien
Senior Executive Vice President and Chief Investment Officer

John C. Mather
Senior Executive Vice President and Chief Administrative Officer

Peter H. Rubenovitch
Senior Executive Vice President and Chief Financial Officer
Management Committee
(includes members of Executive Committee plus):

Diane M. Bean
Executive Vice President,
Corporate Affairs and
Human Resources

James R. Boyle
Executive Vice President,
Annuities, John Hancock

Richard J. Brunet
Executive Vice President,
Group Benefits, Canadian Division

Robert T. Cassato
Executive Vice President,
Distribution, Wood Logan

Jonathan Chiel
Executive Vice President and
General Counsel, John Hancock

Robert A. Cook
Executive Vice President,
Life Insurance, John Hancock

Simon R. Curtis
Executive Vice President and
Chief Actuary	Leo J. de Bever
Executive Vice President,
Global Investment Management

J. Roy Firth
Executive Vice President,
Canadian Individual
Wealth Management

Philip J. Hampden-Smith
Executive Vice President and
General Manager,
South East Asia Operations

Marianne Harrison
Executive Vice President and Controller

Michael E. Huddart
Executive Vice President and
General Manager, Hong Kong

Edward W.K. Lau
Executive Vice President and
Deputy General Manager, Asia Division

Steven J. Mannik
Executive Vice President and
General Manager, Reinsurance	Beverly S. Margolian
Executive Vice President and
Chief Risk Officer

James P. O’Malley
Executive Vice President,
John Hancock Retirement Plan Services

Paul L. Rooney
Executive Vice President,
Individual Insurance and
Chief Financial Officer,
Canadian Division

Marc H. Sterling
Executive Vice President,
Asia Regional Operations

Peter A. Stuart
Executive Vice President,
Canadian Investments

Warren A. Thomson
Executive Vice President,
U.S. Investments
152      Officer Listing

Office Listing

Corporate
Headquarters
Manulife Financial Corporation
200 Bloor Street East
Toronto, ON
Canada M4W 1E5
Tel: (416) 926-3000

Canadian Division
Head Office
500 King Street North
Waterloo, ON
Canada N2J 4C6
Tel: (519) 747-7000

Elliott & Page Limited (Manulife Mutual Funds)
200 Bloor Street East,
North Tower 3
Toronto, ON
Canada M4W 1E5
Tel: (416) 581-8300
1-800-363-6647

Manulife Bank of Canada
500 King Street North
Waterloo, ON
Canada N2J 4C6
Tel: (519) 747-7000

Manulife Securities International Ltd.
500 King Street North
Waterloo, ON
Canada N2J 4C6
Tel: (519) 747-7000

U.S. Division
John Hancock Financial Services
Head Office and
U.S. Wealth Management
601 Congress Street
Boston MA 02210
U.S.A.
Tel: (617) 663-3000

U.S. Protection
200 Clarendon Street
Boston MA 02116
U.S.A.
Tel: (617) 572-6000	Asia and Japan Division
Head Office
48/F., Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Causeway Bay
Hong Kong
Tel: (852) 2510-5888

Japan
Manulife Life Insurance Company
4-34-1, Kokuryo-cho
Chofu-shi, Tokyo
Japan 182-8621
Tel: (81-424) 89-8080

China
Manulife-Sinochem Life Insurance Co. Ltd.
21/F., Jin Mao Tower
88 Century Boulevard
Pudong New Area
Shanghai 200121
P.R. China
Tel: (86-21) 5049-2288

Hong Kong
Manulife (International) Limited
31/F., Manulife Tower
169 Electric Road
North Point
Hong Kong
Tel: (852) 2510-5600

Manulife Provident Funds Trust
Company Limited
31/F., Manulife Tower
169 Electric Road
North Point
Hong Kong
Tel: (852) 2510-5600

Manulife Asset Management (Hong Kong) Limited
Suite 4701,
Manulife Plaza,
The Lee Gardens
33 Hysan Avenue
Causeway Bay
Hong Kong
Tel: (852) 2510-3388

Indonesia
PT. Asuransi Jiwa Manulife Indonesia
Jl. Pegangsaan Timur No. 1A,
Jakarta 10320
Indonesia
Tel: (62-21) 2355 9966

Malaysia
Manulife Insurance (Malaysia) Berhad
12th Floor
Menara Manulife RB
Jalan Gelenggang
Damansara Heights
50490 Kuala Lumpur
Tel: (03) 2719-9228

Philippines
The Manufacturers Life Insurance Co. (Phils.), Inc.
LKG Tower
6801 Ayala Avenue
1226 Makati City
Philippines
Tel: (63-2) 884-5433

Singapore
Manulife (Singapore) Pte Ltd.
491B River Valley Road
#07-00 Valley Point
Singapore 248373
Tel: (65) 6737-1221	Taiwan
Manulife Taiwan
2/F., 89 Sungren Road,
Taipei 110
Taiwan
Tel: (886-2) 2757-5888

Thailand
Manulife Insurance Thailand
364/30 Sri Ayudhaya Road
Rajthevi
Bangkok 10400
Thailand
Tel: (66-2) 2246-7650
1-800-224-797 in Thailand

Vietnam
Manulife (Vietnam) Limited
12/F., Diamond Plaza
34 Le Duan Street
Ho Chi Minh City
Vietnam
Tel: (84-8) 825-7722

Reinsurance Division
Manulife Reinsurance
200 Bloor Street East,
North Tower 8
Toronto, ON
Canada M4W 1E5
Tel: (416) 926-3000

Manulife Reinsurance – John Hancock U.S.A.
200 Clarendon Street
Boston, MA 02116
U.S.A.
Tel: (617) 572-6000

International Group Program
200 Clarendon Street
Boston, MA 02116
U.S.A.
Tel: (617) 572-6000

Manufacturers P&C Limited
Manulife Place, Bishop’s Court Hill
Collymore Rock, St. Michael
Barbados, West Indies
Tel: (246) 228-4910

Manulife Europe Rückversicherungs-AG
Theodor-Heuss-Ring 1
50668 Cologne, Germany
Tel: (49) 221-973-1850

Investment Division
MFC Global Investment Management (Canada) Limited
200 Bloor Street East, North Tower 6
Toronto, ON
Canada M4W 1E5
Tel: (416) 926-6262

MFC Global Investment Management (Europe) Limited
10 King William Street
London, EC4N 7TW
England
Tel: (44-20) 7256-3500

MFC Global Investment Management (Japan) Limited
ATT New Tower 6F
2-11-7 Akasaka
Minato-ku, Tokyo
Japan 107-0052
Tel: (81-3) 3224-1197	Manulife Asset Management
Room 1902-03, 19th Floor, Manulife Plaza,
The Lee Gardens
33 Hysan Avenue
Causeway Bay, Hong Kong
Tel: (852) 2258-9088

Manulife Capital
200 Bloor Street East, North Tower 4
Toronto, ON
M4W 1E5
Canada
Tel: (416) 926-5727

Mortgage Division
200 Bloor Street East, North Tower 4
Toronto, ON
M4W 1E5
Canada
Tel: 1-800-286-1909 (Canada)
1-800-809-3082 (U.S.A.)

NAL Resources
Management Limited
550 6th Avenue S.W., Suite 600
Calgary, AB
T2P 0S2
Canada
Tel: (403) 294-3600

Real Estate Division
250 Bloor Street East,
8th Floor
Toronto, ON
M4W 1E5
Canada
Tel: (416) 926-5500

Declaration Management & Research LLC
1800 Tysons Boulevard
Suite 200
McLean, VA 22102-4263
U.S.A.
Tel: (703) 749-8200

Hancock Natural Resource Group
99 High Street, 26th Floor
Boston, MA 02110-2320
U.S.A.
Hancock Timber Resource Group
Tel: (617) 747-1600
Hancock Agricultural Investment Group
Tel: (617) 747-1601

Independence Investment LLC
Exchange Place
53 State Street, 38th Floor
Boston, MA 02109
U.S.A.
Tel: (617) 228-8700

Sovereign Asset Management LLC
101 Huntington Avenue
Boston, MA 02199
U.S.A.
Tel: (617) 375-1700
Office Listing       153

Shareholder Information

ManuLife Financial
Corporation Head Office
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Tel: (416) 926-3000
Fax: (416) 926-5454
Website: www.manulife.com

Annual Meeting of Shareholders
Shareholders are invited to attend the annual meeting of Manulife Financial Corporation to be held on May 4, 2006 at 11:00 a.m. in the International Room at 200 Bloor Street East, Toronto, ON, Canada M4W 1E5

Stock Exchange Listings
Manulife Financial Corporation’s common shares are listed on:
The Toronto Stock Exchange (MFC)
New York Stock Exchange (MFC)
The Stock Exchange of Hong Kong (0945)
Philippine Stock Exchange (MFC)

Investor Relations
Institutional investors, brokers, security analysts and other investors requiring financial information may contact our Investor Relations Department or access our Website at www.manulife.com.
Tel: 1-800-795-9767
Fax: (416) 926-3503
E-mail: investor relations@manulife.com

MFC Annual Report
This annual report is also available online at www.manulife.com

Shareholder Services
For information or assistance regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically, please contact our Transfer Agents.	Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON
Canada M5C 2W9
Local: 416-643-6268
Toll Free: 1-800-783-9495
Fax: 1-877-713-9291
E-mail: inquiries@cibcmellon.com

CIBC Mellon offices are also located in Montreal, Halifax, Vancouver and Calgary.

Transfer Agent in the United States
Mellon Investor Services
480 Washington Blvd.
Jersey City, NJ 07310 USA
Or
P.O. Box 3420
South Hackensack, NJ 07606-3420 U.S.A.
Telephone: 1-800-249-7702
E-mail: shrrelations@mellon.com

Transfer Agent in Hong Kong
Computershare Hong Kong Investor Services Limited
46th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong
Telephone: 852-2862-8628

Transfer Agent in the Philippines
The Hong Kong and Shanghai Banking
Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Telephone: (632) 683-2685

If you have an issue which cannot be dealt with by our transfer agents, you may contact Shareholder Services at Manulife at 1-800-795-9767.

Auditors
Ernst & Young LLP
Chartered Accountants
Toronto, Canada
Common Share Trading Summary

	Toronto	New York	Hong Kong	Philippines
	(Canadian $)	(U.S. $)	(Hong Kong $)	(Philippines Pesos)

Year 2005
Fourth Quarter
High	$70.00	$59.98	$465	PHP3160
Low	$59.16	$49.90	$395	PHP2770
Close	$68.27	$58.80	$456	PHP3160
Third Quarter
High	$63.75	$53.71	$410	PHP2950
Low	$58.65	$46.91	$366	PHP2800
Close	$62.00	$53.32	$408	PHP2920
Second Quarter
High	$60.70	$49.25	$379	PHP2690
Low	$55.76	$44.84	$351	PHP2400
Close	$58.51	$47.81	$378	PHP2690
First Quarter
High	$58.66	$48.44	$374	PHP2570
Low	$53.30	$43.38	$341	PHP2350
Close	$57.75	$47.92	$369	PHP2545

Year 2004
Fourth Quarter
High	$49.10	$48.69	$379	PHP2655
Low	$41.71	$42.61	$336	PHP2405
Close	$48.56	$46.20	$358	PHP2480
Third Quarter
High	$43.70	$44.29	$347	PHP2450
Low	$37.39	$38.43	$304	PHP2130
Close	$39.03	$43.79	$339	PHP2400
Second Quarter
High	$39.63	$40.50	$310	PHP2230
Low	$34.95	$37.15	$288	PHP2060
Close	$38.19	$40.50	$310	PHP2230
First Quarter
High	$38.30	$37.45	$292	PHP2070
Low	$33.90	$32.39	$254	PHP1750
Close	$35.15	$37.15	$288	PHP2060

Common Share Dividends

			Per Share
(Canadian $)	Record Date	Payment Date	Amount

Year 2005
Fourth Quarter	February 21, 2006	March 20, 2006	$0.35
Third Quarter	November 15, 2005	December 19, 2005	$0.30
Second Quarter	August 16, 2005	September 19, 2005	$0.30
First Quarter	May 17, 2005	June 20, 2005	$0.30

Year 2004
Fourth Quarter	February 22, 2005	March 19, 2005	$0.26
Third Quarter	November 16, 2004	December 20, 2004	$0.26
Second Quarter	August 16, 2004	September 20, 2004	$0.26
First Quarter	May 17, 2004	June 21, 2004	$0.21

154      Shareholder Information